Form 20-F
period 2024-12-31
Luda Technology Group Ltd
filed 2025-04-30
CIK 1984124

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to _________.

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report:

Commission file number: 001-42289

LUDA TECHNOLOGY GROUP LIMITED

(Exact name of Registrant as Specified in its Charter)

Cayman Islands

(Jurisdiction of Incorporation or Organization)

Unit H, 13/F, Kaiser Estate Phase 2
47-53 Man Yue Street
Hung Hom, Kowloon

Hong Kong

(Address of Principal Executive Offices)

Ma Biu, Chief Executive Officer
Unit H, 13/F, Kaiser Estate Phase 2
47-53 Man Yue Street
Hung Hom, Kowloon

Hong Kong
+ 852 2994 8774

Email: ir@ludahk.com

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares, par value HK$0.25 (equivalent to US$0.03)	LUD	NYSE American LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2024, there were 20,000,000 ordinary shares issued and outstanding, par value HK$0.25 (equivalent to US$0.03) per share. As of the date of this annual report, there were 22,690,000 ordinary shares issued and outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☒ U.S. GAAP	☐ International Financial Reporting Standards as issued by the International Accounting Standards Board	☐ Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow: Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☐ No ☐

i

INTRODUCTION

In this annual report on Form 20-F, unless otherwise indicated, “we,” “us,” “our,” “our Company,” the “Company”, “Luda Cayman”, “Registrant” and “LUD” refer to Luda Technology Group Limited, a company organized in the Cayman Islands, its predecessor entities and its subsidiaries.

Unless indicated otherwise, references to:

●	“China”, “mainland China” or the “PRC” refers to the People’s Republic of China, for the purposes of this annual report, excluding Hong Kong, the Macau Special Administrative Region of the PRC and Taiwan;

●	“Companies Act” means the Companies Act (As Revised) of the Cayman Islands;

●	“Controlling Shareholder” refers to the ultimate beneficial owner of the Company, who is Mr. Ma Biu;

●	“Hong Kong” are to Hong Kong Special Administrative Region of the People’s Republic of China；

●	“HK$” or “HKD” or “Hong Kong dollars” refers to the legal currency of Hong Kong；

●	“Hong Kong laws” refers to all applicable laws, statutes, rules, regulations, ordinances and other pronouncements having the binding effect of laws in Hong Kong;

●	“Luda BVI” refers to Luda Investment Holding Limited, our British Virgin Island subsidiary and the direct holding company of Luda HK;

●	“Luda HK” refers to Luda Development Limited, our Hong Kong subsidiary and the direct holding company of Luda PRC;

●	“Luda PRC” refers to Luda (Taian) Industrial Company Limited, our PRC subsidiary and key operating company;

●	“PRC government” or “PRC authorities”, or variations of such words or similar expressions, refer to the central, provincial, and local governments of all levels in mainland China, including regulatory and administrative authorities, agencies and commissions, or any court, tribunal or any other judicial or arbitral body in mainland China;

●	“PRC laws” refers to any and all officially published and publicly available laws, regulations, rules, and regulatory, administrative or other governmental measures, notices or circulars, and Supreme Court judicial interpretation of the PRC currently in force and publicly available in the PRC as of the date hereof;

●	“RMB” and “Renminbi” refer to the legal currency of China;

●	“SAFE” are to the State Administration of Foreign Exchange;

●	“shares”, “Shares”, or “Ordinary Shares” refer to the ordinary shares of Luda Technology Group Limited, par value of HK$0.25 per share (equivalent to US$0.03); and

●	“US$,” “U.S. dollars,” “$” and “dollars” are to the legal currency of the United States.

Our business is primarily conducted in the PRC and Hong Kong through its operating PRC subsidiary Luda PRC and operating Hong Kong subsidiary Luda HK. Luda PRC’s reporting currency is RMB while Luda HK’s reporting currency is HKD. The Company’s operating activities are predominantly transacted in RMB. RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions. This annual report contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Assets and liabilities are translated into U.S. dollars at the closing rate of exchange as of the balance sheet dates, the statement of income is translated using average rate of exchange in effect during the reporting periods, and the equity accounts are translated at historical exchange rates. Unless otherwise noted, all translations from RMB and HKD to U.S. dollars and from U.S. dollars to RMB and HKD in this annual report were calculated with reference to the table below. No representation is made that the RMB and HKD amounts could have been, or could be, converted, realized or settled into US$ at such rate, or at any other rate.

	Years ended December 31,
	2024	2023	2022
Year end RMB: US$ exchange rate	7.2993	7.0999	6.8972
Year average RMB: US$ exchange rate	7.1957	7.0809	6.7290

Year end HKD: US$ exchange rate	7.8000	7.8000	7.8000

Year average HKD: US$ exchange rate	7.8000	7.8000	7.8000

ii

FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains “forward-looking statements” for purposes of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that represent our beliefs, projections and predictions about future events. Known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. All statements other than statements of historical fact are “forward-looking statements,” including any projections of earnings, revenue or other financial items, any statements of the plans, strategies and objectives of management for future operations, any statements concerning proposed new projects or other developments, any statements regarding future economic conditions or performance, any statements of management’s beliefs, goals, strategies, intentions and objectives, and any statements of assumptions underlying any of the foregoing. Words such as “may”, “will”, “should”, “could”, “would”, “predicts”, “potential”, “continue”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates” and similar expressions, as well as statements in the future tense, identify forward-looking statements.

We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

●	our goals and strategies;

●	our future financial and operating results, including revenues, income, expenditures, cash balances and other financial items;

●	our ability to execute our growth, expansion and acquisition strategies, including our ability to meet our goals;

●	current and future economic and political conditions;

●	our expectations regarding demand for and market acceptance of our services and the products and services we assist the distributions of;

●	our expectations regarding our client base;

●	competition in our industry;

●	relevant government policies and regulations relating to our industry;

●	our capital requirements and our ability to raise any additional financing which we may require;

●	overall industry and market performance; and

●	general economic and business conditions in the markets in which we operate.

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may later be found to be incorrect. Our actual results could be materially different from our expectations. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in “Item 3.D. Risk Factors” and other sections in this annual report. You should thoroughly read this annual report and the documents that we refer to with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements.

This report contains certain data and information that we obtained from various government and private publications. Statistical data in these publications also include projections based on a number of assumptions. Our industry may not grow at the rate projected by market data, or at all. Failure of this market to grow at the projected rate may have a material and adverse effect on our business and the market price of our ordinary shares. In addition, the rapidly changing nature of the lockset and hardware marketplace industry results in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of our market. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

The forward-looking statements made in this report relate only to events or information as of the date on which the statements are made in this report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this report and the documents that we refer to in this report and any exhibits filed to this report completely and with the understanding that our actual future results may be materially different from what we expect.

iii

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.	KEY INFORMATION

Our Holding Company Structure and Operations in China and Hong Kong

We are a Cayman Islands holding company without any operation and our operations are conducted by our wholly owned subsidiaries in China and Hong Kong and this structure involves unique risks to investors.

Cautionary Statement Regarding Doing Business in the PRC

There are legal and operational risks associated with being based in and having all our operations in China and Hong Kong.

The PRC government initiated a series of regulatory actions and made a number of public statements on the regulation of business operations in certain areas in China, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using VIE structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. We do not believe that we are directly subject to these regulatory actions or statements, as we do not have a VIE structure and our business does not involve the collection of user data, implicate cybersecurity, or involve any other type of restricted industry. Since these statements and regulatory actions are new, it is highly uncertain how soon the legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, or the potential impact such modified or new laws and regulations will have on our daily business operations or our ability to accept foreign investments and list on a U.S. exchange. Any change in foreign investment regulations, and other policies in China or related enforcement actions by China government could result in a material change in our operations and/or the value of the securities we are registering for sale and could significantly limit or completely hinder our ability to offer or continue to offer our securities to investors or cause the value of our Shares to significantly decline or be worthless.

The Chinese government recently took regulatory actions on certain U.S. listed Chinese companies and made statement that it will exert more oversight and control over offerings and listings by Chinese companies that are conducted overseas, such as those related to the use of variable interest entities and data security or anti-monopoly concerns. On July 10, 2021, the CAC issued a revised draft of the Cybersecurity Review Measures (“Revised Draft”), which required that, among others, in addition to an “operator of critical information infrastructure,” any “data processor” controlling personal information of no less than one million users that seeks to list in a foreign stock exchange should also be subject to cybersecurity review.

On December 28, 2021, the CAC, the National Development and Reform Commission (“NDRC”), and several other administrations jointly adopted and published the Measures for Cybersecurity Review (the “Measures”), which came into effect on February 15, 2022. The Measures reiterate that, if an “operator of critical information infrastructure” or “network platform operator” that is in possession of personal data of more than one million users intends to list in a foreign country, it must apply for a cybersecurity review. The Measures further elaborates the factors to be considered when assessing the national security risks of the relevant activities, including, among others, (i) the risk of core data, important data or a large amount of personal information being stolen, leaked, destroyed, and illegally used or exited the country; and (ii) the risk of critical information infrastructure, core data, important data or a large amount of personal information being affected, controlled, or maliciously used by foreign governments after listing abroad.

We do not currently expect the Measures to have an impact on our business or operations as we do not believe that Luda PRC is deemed to be an “operator of critical information infrastructure,” “data processor,” or “network platform operator” controlling personal information of no less than one million users, that are required to file for cybersecurity review before listing in the U.S., because (i) as of the date of this annual report, Luda PRC is required to collect and retain some basic information furnished by our customers Luda PRC has collected and stored personal information far less than one million users, suppliers and employees in accordance with prevailing business practices; (ii) we do not place any reliance on collection and processing of any personal information to maintain our business operation; and (iii) data processed in our business should not have a bearing on national security nor affect or may affect national security; as of the date of this annual report, Luda PRC has not been involved in any investigations on cybersecurity or data security initiated by related governmental regulatory authorities, and we have not received any inquiry, notice, warning, or sanction in such respect. Therefore, we are not covered by the permission and requirements from the CSRC nor CAC, and except for the permissions with minimal impact on the operations of Luda PRC, we have received all necessary permissions to operate our business in China and no permission has been denied. Luda PRC has received all necessary permissions required to obtain from PRC authorities to operate its current business in China or issue shares to foreign investors, including Business License, Customs Registration Certificate, Bank Account Open Permit and Approval regarding Environmental Protection.

On July 7, 2022, the CAC issued the Security Assessment Measures, which came into effect on September 1, 2022. The Security Assessment Measures provide that certain types of data processors transferring important data or personal information collected and generated during operations within the territory of the PRC to an overseas recipient must apply for security assessment of cross-border data transfer. In addition, on September 28, 2023, CAC published the Provisions on Regulating and Promoting Cross -border Data Transfer (Draft for Comments), or the Cross -border Data Transfer Provisions. The Cross-border Data Transfer Provisions provide certain exemptions from obligations under the circumstances of cross-border data transfer, including, among others, the obligations for data security assessment, concluding a standard contract for provision of personal information abroad or passing the certification for personal information protection. However, the Cross-border Data Transfer Provisions were released for public comment only and their provisions and anticipated adoption date are subject to changes with substantial uncertainty, and their interpretation and implementation remain uncertain.

On February 17, 2023, the CSRC issued the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Enterprises, or the Trial Measures, which became effective on March 31, 2023. On the same date of the issuance of the Trial Measures, the CSRC circulated No.1 to No.5 Supporting Guidance Rules, the Notes on the Trial Measures, the Notice on Administration Arrangements for the Filing of Overseas Listings by Domestic Enterprises and the relevant CSRC Answers to Reporter Questions on the official website of the CSRC, or collectively, the Guidance Rules and Notice. The Trial Measures, together with the Guidance Rules and Notice, reiterate the basic supervision principles as reflected in the Draft Overseas Listing Regulations by providing substantially the same requirements for filings of overseas offering and listing by domestic companies, yet made the following updates compared to the and Draft Overseas Listing Regulations: (a) further clarification of the circumstances prohibiting overseas issuance and listing; (b) further clarification of the standard of indirect overseas listing under the principle of substance over form, and (c) adding more details of filing procedures and requirements by setting different filing requirements for different types of overseas offering and listing. Under the Trial Measures and the Guidance Rules and Notice, domestic companies conducting overseas securities offering and listing activities, either in direct or indirect form, shall complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures within three working days following its submission of initial public offerings or listing application. The companies that have already been listed on overseas stock exchanges or have obtained the approval from overseas supervision administrations or stock exchanges for its offering and listing and will complete their overseas offering and listing prior to September 30, 2023 are not required to make immediate filings for its listing yet need to make filings for subsequent offerings in accordance with the Trial Measures. The companies that have already submitted an application for an initial public offering to overseas supervision administrations prior to the effective date of the Trial Measures but have not yet obtained the approval from overseas supervision administrations or stock exchanges for the offering and listing may arrange for the filing within a reasonable time period and should complete the filing procedure before such companies’ overseas issuance and listing.

On February 24, 2023, the CSRC, the Ministry of Finance, the National Administration of State Secrets Protection and National Archives Administration of China promulgated the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies, or the Archives Rules, which will come into force on March 31, 2023. According to the Archives Rules, domestic companies seeking for overseas offering and listing shall strictly comply with relevant laws and regulations of the PRC and the Archives Rules, enhance legal awareness of keeping state secrets and strengthening archives administration, establish a sound administration system of confidentiality and archives, and take necessary means to fulfill confidentiality and archives administration obligations. Such domestic companies shall not leak any state secret and working secret of government agencies, and shall not harm national security and public interest. In addition, a domestic company that plans to, either directly or through its overseas listed entity, publicly disclose or provide to relevant individuals or entities including securities companies, securities service providers and overseas regulators, any document and materials that contain state secrets or working secrets of government agencies, shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level. Moreover, a domestic company that plans to, either directly or through its overseas listed entity, publicly disclose or provide to relevant individuals and entities including securities companies, securities service providers and overseas regulators, any other documents and materials that, if leaked, will be detrimental to national security or public interest, shall strictly fulfill relevant procedures stipulated by applicable national regulations. The Archives Rules also specify that a domestic company that provides accounting archives or copies of accounting archives to any entities including securities companies, securities service providers and overseas regulators and individuals shall fulfill due procedures in accordance with applicable national regulations.

Our operations are located in Hong Kong and the PRC. As such we are subject to Hong Kong laws and PRC laws relating to the collection, use, sharing, retention, security, and transfer of confidential and private information, such as personal information and other data. These laws apply not only to third-party transactions, but also other parties with which we have commercial relations. These laws continue to develop, and the PRC government may adopt other rules and restrictions in the future. Non-compliance with these laws could result in penalties or other significant legal liabilities.

We believe, that as of the date of this annual report, we have obtained all necessary permissions for a domestic company in China to engage in similar businesses, and are not required to obtain other permissions by including the CSRC, CAC or any other PRC authorities for its operations or issue our Shares including the Shares being registered for sale to foreign investors under existing PRC laws and regulations, and have not received any requirement or were denied such permissions or approvals by any PRC authorities. According to the Measures, if an “operator of critical information infrastructure” or “network platform operator” that is in possession of personal data of more than one million users intends to list in a foreign country, it must apply for a cybersecurity review. The Measures further elaborates the factors to be considered when assessing the national security risks of the relevant activities, including, among others, (i) the risk of core data, important data or a large amount of personal information being stolen, leaked, destroyed, and illegally used or exited the country; and (ii) the risk of critical information infrastructure, core data, important data or a large amount of personal information being affected, controlled, or maliciously used by foreign governments after listing abroad. As of the date of this annual report, neither the Company nor its PRC Subsidiary possesses a large amount of personal information in their business operations or is recognized as an “operator of critical information infrastructure” by any authentic authority. Therefore, we do not believe that Luda PRC is deemed to be an “operator of critical information infrastructure,” or “network platform operator” controlling personal information of no less than one million users. We are required to collect and retain some basic information furnished by our customers, suppliers and employees in accordance with prevailing business practices, but we do not handle personal and confidential data of more than 1,000 individuals in the ordinary course of business. As of the date of this annual report, we have not been involved in any investigations on cybersecurity or data security initiated by related governmental regulatory authorities, and we have not received any inquiry, notice, warning, or sanction in such respect. Our PRC subsidiary, Luda PRC, has received all necessary permissions required to obtain from PRC authorities to operate its current business in China or issue shares to foreign investors, including Business License, Customs Registration Certificate, Bank Account Open Permit and Approval regarding Environmental Protection.

Cautionary Statement Regarding Holding Foreign Companies Accountable Act

Our Ordinary Shares may be prohibited from being traded on a national exchange under the Holding Foreign Companies Accountable Act (the “HFCA Act”) if the Public Company Accounting Oversight Board (“PCAOB”) is unable to inspect our auditors for two consecutive years. On December 23, 2022, the Accelerating Holding Foreign Companies Accountable Act (the “AHFCA Act”) was enacted, which amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three. On December 29, 2022, a legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”) was signed into law by President Biden, which contained, among other things, an identical provision to AHFCA Act and amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three years. On December 16, 2021, the PCAOB issued a report on its determinations that it was unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions. The PCAOB made its determinations pursuant to PCAOB Rule 6100, which provides a framework for how the PCAOB fulfils its responsibilities under the HFCA. The report further listed in its Appendix A and Appendix B, Registered Public Accounting Firms Subject to the Mainland China Determination and Registered Public Accounting Firms Subject to the Hong Kong Determination, respectively. Our auditor, ZH CPA, LLC, is headquartered in Colorado and registered with the PCAOB. Our auditor is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess our auditor’s compliance with the applicable professional standards, with the last inspection occurring in February 2023. In addition, our auditors did not appear as part of the PCAOB’s report of determinations under the lists in Appendix A or Appendix B of the report issued by the PCAOB on December 16, 2021. On August 26, 2022, the China Securities Regulatory Commission, or CSRC, the Ministry of Finance of the PRC, and the PCAOB signed a Statement of Protocol, or the Protocol, governing inspections and investigations of audit firms based in mainland China and Hong Kong and taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. Pursuant to the Protocol, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. Our auditor, ZH CPA, LLC, has no auditor’s work papers in China as of the date of this Annual Report. On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong in 2022, and the PCAOB Board vacated its previous determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control. The PCAOB is continuing to demand complete access in mainland China and Hong Kong moving forward and is already making plans to resume regular inspections in early 2023 and beyond, as well as to continue pursuing ongoing investigations and initiate new investigations as needed. The PCAOB has indicated that it will act immediately to consider the need to issue new determinations with the HFCA Act if needed. As a result, the time period before the Company’s securities may be prohibited from trading or delisted has been decreased accordingly. Notwithstanding the foregoing, in the event it is later determined that the PCAOB is unable to inspect or investigate completely our auditor, then such lack of inspection could cause our securities to be delisted from the stock exchange. The delisting of our Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment. See Item 3.D. “Risk Factors — Recent joint statement by the SEC and PCAOB, and the HFCA Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB.”

Permission Required from Hong Kong Authorities

Hong Kong is a Special Administrative Region of the PRC, having its own governmental and legal system that is separate from mainland China, and as a result, has its own distinct rules and regulations. Luda HK is the holding company of Luda PRC and is an operating subsidiary acting as a trading company. We have been advised by CLKW Lawyers LLP in association with Michael Li & Co. (“CLKW Lawyers”), our Hong Kong counsel, that based on their understanding of the current Hong Kong laws, as of the date of this prospectus, we, including Luda HK, have received and obtained all requisite licenses, certificates, authorizations, permissions or approvals from the Hong Kong authorities to operate our business in Hong Kong, including but not limited to obtaining a relevant certificate of incorporation and business license, and that we, including Luda HK are not required to obtain any permission or approval from Hong Kong authorities to offer the shares of Luda Cayman to foreign investors. However, we have been advised by CLKW Lawyers that uncertainties still exist due to the possibility that laws, regulations, or policies in Hong Kong could change rapidly in the future. Should there be any change in applicable laws, regulations, or interpretations that we or any of our subsidiaries are required to obtain such permissions or approvals in the future, we will strive to comply with the then applicable laws, regulations, or interpretations. In the event that we, including Luda HK, (i) do not receive or fail to maintain such permissions or approvals in the future, (ii) inadvertently conclude that relevant licenses, certificates, authorizations, permissions or approvals were not required, or (iii) are required to obtain such licenses, certificates, authorizations, permissions or approvals in the future following applicable laws, regulations, or interpretation changes, any action taken by the Hong Kong government could significantly limit or completely hinder our operations and our ability to offer or continue to offer securities to investors and could cause the value of our securities to significantly decline or be worthless.

Permission Required from PRC Authorities

The PRC government has recently initiated a series of regulatory actions and made a number of public statements on the regulation over offerings of securities conducted overseas. On December 28, 2021, the Cyberspace Administration of China, National Development and Reform Commission, Ministry of Industry and Information Technology, The Ministry of Public Security, the Ministry of State Security, Ministry of Finance, Ministry of Commerce, People’s Bank of China, State Administration for Market Regulation, State Administration of Radio and Television, China Securities Regulatory Commission, State Secrecy Administration and State Cryptography Administration jointly promulgated the Measures for Cybersecurity Review (2021 Version, the “Measures”), which became effective on February 15, 2022. The Measures require that among other things, and in addition to any “operator of critical information infrastructure”, any “data processor” controlling personal information of no less than one million users (which to be further specified) which seeks to list in a foreign stock exchange should also be subject to cybersecurity review, and which the Measures further elaborate on the factors to be considered when assessing the national security risks of the relevant activities. As of the date of this annual report, we are not subject to cybersecurity review with the CAC to conduct business operations in China, given that: (i) we do not operate any network platform or provide any network service for individual users, (ii) all the customers and suppliers of Luda PRC are enterprises, (iii) we are required to collect and retain some basic information furnished by our customers, suppliers and employees in accordance with prevailing business practices, but we do not possess a large amount of personal information in our business operations, (iv) we are not recognized as “operators of critical information infrastructure” by any authentic authority, (v) we have not been involved in any investigations on cybersecurity or data security initiated by related governmental regulatory authorities, nor have we received any inquiry, notice, warning, or sanction in such respect. Nevertheless, the Measures was recently adopted and the CAC Notice for Soliciting Public Comments on the Regulations for the Administration of Network Data Security (Exposure Draft) is in the process of being formulated and the interpretation and application of these regulations are evolving. We have been closely monitoring regulatory developments in mainland China regarding any necessary approvals from the CSRC, the CAC, or other PRC governmental authorities required for the conduct of our business operations and overseas listings.

If we or our PRC subsidiary (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and require us to obtain such permissions or approvals in the future, we may face sanctions by the CSRC, the CAC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operations in China, delay or restrict the repatriation of the proceeds from overseas offering into China or take other actions that could have a material adverse effect on our business as well as the trading price of our Shares. We could be required to restructure our operations to comply with such regulations or potentially cease operations in the PRC entirely. The CSRC, the CAC or other PRC regulatory agencies also may take actions requiring us, or making it advisable for us, to halt overseas offering before settlement and delivery of our Shares. In addition, if the CSRC, the CAC or other regulatory PRC agencies later promulgate new rules requiring that we obtain their approvals for overseas offering, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any action taken by the PRC government could significantly limit or completely hinder our operations in the PRC and our ability to offer or continue to offer securities to investors and could cause the value of such securities to significantly decline or be worthless.

Transfer of Cash To and From Our Subsidiaries

On January 8, 2024, May 6, 2024 and August 26, 2024, Luda Cayman paid dividend of RMB9,250,000, RMB5,700,000 and RMB9,000,000, respectively, to Diamond Horses Group Limited. We may declare or pay dividends in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments.

We are permitted under the laws of the Cayman Islands to provide funding to our Operating Subsidiaries through loans and/or capital contributions without restriction on the amount of the funds loaned or contributed.

Subject to Cayman Islands law, the Companies Act and our amended and restated memorandum and articles of association, our board of directors may declare dividends in any currency. Under the laws of the Cayman Islands, an exempted company incorporated in the Cayman Islands may pay a dividend out of profit and/or share premium account, provided that in no circumstances may a dividend be paid out of the share premium if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business.

Under Hong Kong law, a Hong Kong company may only make a distribution out of profits available for distribution. There are no restrictions or limitations under the laws of Hong Kong imposed on the conversion of HK dollars into foreign currencies and the remittance of currencies out of Hong Kong, nor is there any restriction on foreign exchange to transfer cash between the Company and its subsidiaries, across borders and to U.S. investors, nor are there any restrictions or limitations on distributing earnings from our business and subsidiaries to the Company and U.S. investors.

Subject to PRC laws, payments of current account items, such as trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from State Administration of Foreign Exchange or SAFE by complying with certain procedural requirements. By contrast, approval from or registration with appropriate governmental authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as profit distributions and the repayment of foreign currency-denominated loans.

Selected Financial Data

In the table below, we provide you with historical selected financial data for our company. The selected consolidated statements of operations data for the fiscal years ended December 31, 2024, 2023 and 2022 and the selected consolidated balance sheets data as of December 31, 2024 and 2023 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. The selected consolidated balance sheet data for the year ended December 31, 2022 have been derived from our audited consolidated balance sheet as of December 31, 2022, which is not included in this annual report. Our historical results do not necessarily indicate results expected for any future periods. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” below. Our audited consolidated financial statements are prepared and presented in accordance with U.S. GAAP.

The summary consolidated balance sheet as of:

	December 31,
	2024	2023	2022
	US$	US$	US$
Total assets	39,305,825	46,697,118	39,633,213
Total liabilities	26,642,285	29,950,119	25,104,702
Total equity	12,663,540	16,746,999	14,528,511

The following table presents our summary consolidated statements of operations and comprehensive income:

	For the years ended December 31,
	2024	2023	2022
	US$	US$	US$
Sales	44,863,430	51,428,054	49,851,134
Cost of sales	(33,458,207)	(40,533,077)	(39,565,806)
Gross profit	11,405,223	10,894,977	10,285,328
Total operating expenses	(10,949,315)	(7,024,037)	(6,462,971)
Other (expense) income, net	(552,703)	(391,464)	(253,496)
Income tax provision	(264,221)	(446,899)	(501,571)
Net (loss) income	(361,016)	3,032,577	3,067,290

The summary consolidated statements of operations and cash flow:

	For the years ended December 31,
	2024	2023	2022
	US$	US$	US$
Net cash provided by (used in) operating activities	5,457,591	3,332,852	(1,002,737)
Net cash provided by (used in) investing activities	(2,821,353)	(1,759,266)	(431,324)
Net cash provided by (used in) financing activities	(2,585,153)	2,707,362	524,086
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(113,839)	(165,164)	(423,604)
Net increase (decrease) in cash and cash equivalents	(62,754)	4,115,784	(1,333,579)

3.A. [Reserved]

3.B. Capitalization and Indebtedness

Not Applicable.

3.C. Reasons for the offer and use of proceeds

Not Applicable.

3.D. Risk Factors

Risks Related to Our Business

Our financial performance is dependent on our ability to continually secure new orders.

We do not sign long-term agreement with any of our customers and our customers are engaged in a wide spectrum of industries such as the chemical, petrochemical, maritime and manufacturing industries and operate in various countries. We also sell to customers who are manufacturers, stockists and traders of steel products. There is no guarantee that our customers will continue to have demand for our products or place orders with us or that the volume of our orders will be maintained. As we do not enter into long-term contracts with our customers, the selling prices for some of our existing products may be subject to downward price revisions due to, inter alia, price competition from other approved suppliers, rapid technological changes and short product life cycles. Rapid technological changes leading to new products being introduced into the market at a faster pace may also cause selling prices of existing products to drop. In the event we are not able to maintain or increase the volume of our orders, or should the selling prices of our existing products decrease, our business, results of operations, financial position and cash flow may be materially and adversely affected.

We are affected by the macroeconomic, political, regulatory, social and other factors beyond our control mainly in the PRC and Hong Kong.

Currently, we have operations in Hong Kong and the PRC. Our sales to customers in Hong Kong and the PRC comprise more than 50% of our total sales.

We are affected by macroeconomic factors, such as general economic conditions, population growth, infrastructure development, and market sentiment which are in part, influenced by government spending, infrastructure spending, development of industries (such as chemical, petrochemical, marine and manufacturing), tariffs policies, unemployment rates, real disposable income, inflation, recession, stock market performance, interest rate environment, regulatory policies, foreign investment, gross domestic product growth, business sentiment and economic outlook, all of which are beyond our control. Moreover, political and social stability, taxation, price and exchange control regulations, industry laws and regulations in the PRC and Hong Kong and tariffs or non-tariff barriers imposed on imported steel products may also affect our business. There is no assurance that such conditions will not develop in a manner that will have an adverse effect for our operations and financial performance.

We are subject to changes in the VAT refund for our export sales and any adverse change in our tax treatment could have a material and adverse impact on our business and results of operations.

On April 26, 2021, it was announced by the PRC Ministry of Finance and State Administration of Taxation that with effect from May 1, 2021, certain steel products would no longer be entitled to VAT refund for export sales with immediate effect. The products of our Company are in the list of products that are affected by the change of the VAT refund policy. The original VAT refund was 13%, but with effect from May 1, 2021, there is no refund. There is no assurance that our tax position will not be adversely affected by any future change in VAT refund policy in the PRC. If such adverse change in our tax treatment on VAT refund for our export sales arises, our business and results of operation may be materially and adversely affected.

We are subject to the project execution risks.

We have sales which fall under project contracts, where we supply our end-user customer specifically for their stated projects. For some of such projects, retention monies may be kept by the customers during the contract period which are to be released to us after the customers’ acknowledgement that our products are satisfactory. Depending on the terms of the respective contracts, the release of the retention monies could take up to five (5) years following delivery and acceptance.

There is no assurance that the projects will be executed in accordance with its schedule. There can be no assurance that our customers will release the retention monies in full or on a timely basis. A delay in the execution of the project will result in delays in recognition of revenue, higher inventory holding costs and affect our liquidity position.

We are subject to claims against us in relation to our sales contracts or operations.

Our sales contracts with our customers include terms that provide for breach of contracts, liquidated damages and penalties triggered by certain events such as inability to fulfill the delivery obligations. As such, we may be involved in disputes with our customers, or subject to any material claims, damages, losses or product returns. These disputes may lead to legal or other proceedings and may damage our reputation and divert our resources and management’s attention. Significant costs may have to be incurred in settling such disputes or defending ourselves in such proceedings. If we are not successful in defending ourselves in such proceedings, we may be liable for damages, the amount of which may be significant. In addition, we may have disagreements with regulatory bodies in the course of our operations, which may subject us to administrative proceedings or unfavorable decrees that may result in liabilities and cause other material and adverse effects on our business, results of operations and financial positions.

We are affected by fluctuations in steel prices and supply of our raw materials.

Our operations in the PRC include the manufacture of stainless steel and carbon steel flanges and fittings, and our main purchases are for stainless steel and carbon steel. Our head office in Hong Kong, Luda HK, sells our in-house products manufactured in the PRC, as well as steel pipes and valves manufactured by external parties. Should the orders that we receive exceed our production capacity or depending on the urgency of the said orders, we will also source for steel flanges and fittings from external suppliers. Additionally, some of our customers make blanket orders where order quantities are unfixed at the time of entering the contracts (which are contracts in relation to the supply of a stipulated list of products with specified quality, size and other dimensions, delivery lead-time and product prices for an agreed contract period) for which we are obliged to fulfil. Any increases in global prices of steel and other metals will result in increases in our costs of sales and our financial performance may be adversely affected.

Steel prices are determined based on demand and supply, which are in turn affected by economic conditions, import and export tariffs and policies, and prices of iron ore, manganese and other alloys. We source our raw materials mainly from the PRC. The price of steel billets and carbon steel is in turn determined by its demand and supply, including production capacity of steel billet and carbon steel manufacturers in the PRC and the demand for their products. While our pricing strategy is on cost plus basis where our sales managers and purchasing department typically work together on a targeted profit margin before tendering/making quotation for a project contract/sales order, we also take on blanket orders which require us to supply products during the contract period without fixing the order quantities. As these blanket orders with our customers typically only allow for price adjustments if the prices of steel exceed the pre-agreed fluctuation bands, we are exposed to the risk of increasing steel price within the fluctuation band which will affect the cost of sales as well as our margins related to blanket orders from customers where such cost increase within the fluctuation band is not passed on to customers by way of price adjustments during the contract period. As such, the volatility of steel prices will affect our ability to plan our working capital as well as maintain our financial performance.

Should there be a shortage of raw materials, our suppliers may not be able to meet our demand for stainless steel and carbon steel and we may not be able to source for alternative suppliers at comparable price and terms, to meet the supply shortage. This may affect our obligations to our customers, which will in turn adversely affect our reputation or increase our costs should we be liable to our customers for delayed delivery. Our working capital and financial performance will therefore be adversely affected.

We are exposed to concentration risk, due to the geographical concentration of our suppliers in the PRC. If there is any disruption to our supply chain, our financial performance, results of operation and ongoing growth could be adversely affected.

We rely on a limited number of suppliers and customers for our products, which exposes to supply chain and other risks. We have previously experienced, and may experience in the future, logistical constraints that cause delays. Although we believe we have redundancy and alternatives for the suppliers for the key components of our products, our reliance on a limited number of suppliers for the components and parts for our products and the geographic concentration among our suppliers increase our supply chain risk. Suppliers may also experience disruptions in their operations, including due to equipment breakdowns, labor strikes or shortages, shipping container shortages, financial difficulties, natural disasters, component or material shortages, cost increases, acquisitions, changes in legal or regulatory requirements, or other similar problems. The unavailability of any component or supplier could result in production delays and idle manufacturing facilities. In addition, we do not have long-term binding commitments with any of our suppliers and instead operate on a purchase order basis. Therefore, we have no guarantee that they will continue to supply products or components for us on an ongoing basis. In the event of interruption from any of our suppliers, we may not be able to replace or increase capacity from other sources or develop alternate or secondary sources without incurring material additional costs and substantial delays.

Our suppliers and partners have no obligation to continue to accept purchase orders from us, and we may be unable to get them to accept additional orders or engage an alternate supplier on terms that are acceptable to us, which may undermine our ability to deliver our products to customers in a timely manner. Identifying suitable suppliers and logistics partners is an extensive process that requires us to become satisfied with their quality control, technical capabilities, responsiveness and service, financial stability, regulatory compliance, and labor and other ethical practices. Accordingly, a loss of any of our significant suppliers or logistics partners could have an adverse effect on our business, financial condition, and results of operations.

We are dependent on our suppliers.

We are dependent on our suppliers to provide competitive, timely and reliable supply to us. The consistency of the level of support provided by our suppliers is crucial to maintaining our business operations and competitiveness in the industry. Our suppliers are generally not legally bound or committed to supply products to us under distributorship or agreements or arrangements for an agreed tenure or period, whether on an exclusive or non-exclusive basis. Accordingly, we obtain our products from our suppliers as and when required, subject to prevailing prices and availability.

Although we evaluate our suppliers on criteria including (a) scale of operations and production capacity; reputation; (c) product quality; and (d) relevant licenses and certifications obtained, we cannot guarantee that our suppliers will continue to meet our quality requirements, or be willing to continue supplying to us. We have diversified our purchases to different suppliers; however, in the event that our suppliers are unable to meet our sales orders requirements, and we are unable to obtain alternative supplies to meet our customers’ needs, our competitiveness may be adversely affected. In addition, we will suffer from reduced margins if the cost of our supplies were to increase and we are unable to adjust our selling prices to take into account such increased costs. As such, our financial performance may be adversely affected.

We may face product liability claims if the products we distribute are found to contain defects or are unfit for their intended purposes or uses.

The products sold to our customers must comply with their stipulated specifications and quality standards. In the event that there are quality defects in our products, we may face claims from our customers or our customers may withhold their payment to us. If we are unable to obtain recourse from our suppliers or manufacturers of such products, our financial performance will be adversely affected.

Most of our customers inspect the products that we distribute upon or after accepting delivery. However, we cannot assure you that our customers will not demand compensation from us for the distribution of defective products or non-compliance with the contract specifications after acceptance of delivery. In the event the products that we distribute are found to be unfit for their intended purposes or uses or contain defects and our customers and/or users suffer personal injury, death or any other losses from the use of our products, we may be required to compensate our customers and/or users for the said losses. Currently, we do not maintain insurance for product liability. Although we have not experienced any product liability claims to date, any successful product liability claims against us in the future may have an adverse effect on our operations, prospects, and financial performance.

Further, even if we successfully defend ourselves against any such claims, we may have to incur substantial expense and resources in the process. In addition, we may not be able to seek from our suppliers or manufacturers, full or any indemnification or compensation as a result of personal injury, death or any other loss caused by their products for which we are liable for compensation.

We are dependent on our skilled workers in the PRC and subject to increasing labor costs.

Our business is highly dependent on skilled workers, who perform processing such as cutting, heat/surface treatment, lathe machining, inspection and marking. While our production lines are semi-automated, workers are still required in production and some of these processes require experience and skill to deliver quality-finish products. With increasing labor costs, urban migration, competition for labor and the general preference of younger workers to work in a light industry (as opposed to our industry which involves noise, heat and environmental hazards), we are exposed to the risks of shortage of skilled workers and increasing labor costs. Moreover, labor cost in the PRC has been on an increasing trend and is further subject to government regulations on minimum wage and statutory social welfare benefits payments. Should we face a shortage of skilled workers and unable to find suitable and timely replacements, our operations and financial performance will be adversely affected. In addition, increasing labor costs will adversely affect our working capital and financial performance.

We are subject to operational risks including equipment failure, workplace accidents and force majeure events.

The nature of our industry necessitates working with heavy equipment, and processes that involve heat, noise, pollution and hazards. Equipment failure and workplace accidents could have severe consequences, such as loss of life, serious injury, disruption in our operations, litigation and damage to our reputation. Some of our customer contracts provide for force majeure events, which would therefore allow our customers to terminate their contracts with us without penalty. On the other hand, should there be equipment failure or disruption in our operations, we may be subject to penalty and liquidated damages from our customers. Should there be operational risks that lead to prolonged disruption in our operations, penalties or litigation, our operations and financial performance will be adversely affected.

During the two years ended December 31, 2024, 2023 and 2022, none of the workplace accidents had resulted in labor disputes, litigation or penalties imposed by the relevant authorities. We had also not encountered significant operational risk that has materially and adversely affected our financial performance.

We may not have sufficient insurance coverage.

We maintain insurance policies for our business, including for our building, motor vehicles and machinery. However, our insurance coverage may not be adequate, for instance, we do not purchase product warranty liability insurance and our Directors believe it is not common in our industry to procure such insurance. Although our Directors believe that we have sufficient insurance coverage in accordance with industry practices, and we will increase our insurance coverage when necessary, there is no guarantee that our existing insurance coverage is sufficient to indemnify us from possible losses or that we can be insured on terms which are acceptable to us.

We are reliant on the renewal of our existing licenses and certifications.

We have obtained licenses which allow us to manufacture steel flanges and pipe fittings. Steel flanges and fittings also have to adhere to various standards, and we have obtained various certifications for our products and management systems. Our range of certifications enable us to sell our in-house products to different geographic regions and industries. We strive to maintain the quality of our products and the production processes adhere to the standards of the licenses and certifications. However, should our licenses or certifications be revoked or not be renewed, financial performance will be adversely affected. During the three years ended December 31, 2024, 2023 and 2022, there was no incidence where our licenses and certifications were revoked or were not renewed.

We are dependent on our management team.

Our success is, to a large extent, attributable to our Executive Directors’ strategies and visions as well as their involvement in key aspects of our business, including but not limited to the acquisition and maintenance of new and existing customer relationships, pricing of our products and purchases, and overall management of our operations. The business of our Company was founded by Mr. Ma Biu, our Controlling Shareholder, Chairman of the Board of Directors and Chief Executive Officer. Ms. Liu Liangping, our Director and Chief Operating Officer joined our Company since April 2007. Both of them are core management members. Further, majority of our team of executive officers have worked for more than 10 years in our Company. They possess extensive industry contacts and knowledge, and are familiar with our business operations and have established good relationships with our customers, suppliers and subcontractors.

Our Company’s success and growth therefore depends on our ability to identify, hire, train and retain suitable, skilled and qualified key personnel. The loss of service of our Directors, executive officers or other key personnel without suitable and timely replacements or the inability to attract and retain qualified management personnel, will materially and adversely affect our operations and financial performance.

We face competition from existing and new industry players.

The steel forging industry is highly competitive and fragmented, and some of our competitors may have more sophisticated equipment, manpower, wider access to the PRC and overseas markets. Moreover, as the steel flanges and fittings products are mostly standardized items, our customers can easily procure such items from alternative suppliers. While we believe that we have a competitive edge with our access to a wide network of suppliers and higher production capacity which in turn shortens our delivery lead time and quality of the finished products, there is no guarantee that we can continue to maintain our competitive advantages or that other steel manufacturers will not encroach on our market share. If we fail to compete effectively, our financial performance will be materially and adversely affected.

We may be subject to litigation, claims or other disputes.

We may from time to time be involved in disputes arising from contracts with customers, suppliers, subcontractors or other third parties. Claims brought by customers against us may involve defective products or damages caused by the use of our steel flanges and fittings products. Claims may also arise from disputes with suppliers and subcontractors on matters relating to payment and/or contractual performance. Claims involving us could result in time-consuming and costly litigations, arbitration, administrative proceedings or other legal procedures. Expenses we incur in legal proceedings or arising from claims brought by or against us may materially and adversely affect our financial performance.

Moreover, liquidated damages, legal proceedings resulting in unfavorable judgment may harm our reputation, cause financial losses and damage our prospects of being awarded future contracts, thereby materially and adversely affecting our operations, financial performance and prospects.

We are dependent on external financing to support our business growth.

We rely on bank borrowings to finance our operations. Our total borrowings amounted to approximately US$12.3 million and US$11.9 million, which corresponded to a debt-to-equity ratio of 0.97 times and 0.71 times, as at December 31, 2024 and 2023, respectively.

Our ability to obtain adequate financing on terms which are acceptable to us depends on a number of factors such as our financial strength, our creditworthiness and our prospects, and other factors that are beyond our control, including general economic, industry, liquidity and political conditions, the terms on which financial institutions are willing to extend credit to us, the PRC’s central bank’s policy rates and cash reserve requirements for banks, and the availability of other sources of debt financing or equity financing. There may also be covenants that restrict our ability to pay dividends and/or restrict our flexibility in utilizing working capital to react to changes in the business environment. Additionally, our business requires significant investment in plant and machinery, and inability to finance the purchase of machinery can curtail our business growth. If all or a substantial portion of our bank facilities are withdrawn, or we cannot access additional banking facilities, our operations and financial performance will be adversely and materially affected.

In addition, our finance costs amounted to US$0.6 million, US$0.4 million, and US$0.3 million for the years ended December 31, 2024, 2023, and 2022, respectively. These represented 11.7% and 9.5% of our profit before income tax for 2023 and 2022, respectively. The percentage for 2024 is not applicable as we recorded a loss before income tax during the year. Given our reliance on these financing facilities to support our operations, any increase in interest rates may have a material and adverse effect on our financial performance.

We are susceptible to fluctuations in foreign exchange rates that could result in us incurring foreign exchange losses.

Our sales are made in RMB, US$, HK $ and Euro, while our purchases are made in RMB and US$. To the extent that our sales and purchases are not matched in the same currency, we may be exposed to significant fluctuations in exchange rates. Given that our revenue from customers outside of the PRC and Hong Kong amounted to US$8 million and US $6.2 million, representing 17.8% and 12.0% of our revenue for the years ended December 31, 2024 and 2023, respectively, we will face foreign translation risk as our international sales are denominated in currencies other than RMB and HK$. Our foreign translation loss amounted to US$0.3 million and US$0.6 million for the years ended December 31, 2024 and 2023, respectively.

We have not entered into any hedging transactions or have any formal hedging policy to reduce our exposure to foreign currency exchange risks. In the future, we may hedge our material foreign currency translations after taking into consideration the quantum and impact of our foreign exchange risk exposure as well as the transaction costs of any hedging policy, and the prevailing economic and operating conditions. In any event, the availability and effectiveness of these hedges may be limited and we may not be able to hedge our exposure successfully, or at all.

We are exposed to risks of infringement of our intellectual property rights and the unauthorized use of our trademarks by third parties.

We have registered our trademarks and patents to protect our intellectual property rights in the PRC and Hong Kong. Should our trademarks be violated or infringed, there may be confusion by potential customers who have not previously worked with us.

Given our limited resources, we may not be able to effectively prevent third parties from violating our Company’s intellectual property rights. There is also no assurance that we will be able to obtain adequate remedies in the event of a violation of our intellectual property rights by our competitors or other third parties. If we fail to protect our intellectual property rights adequately, there may be an adverse impact on our Company’s reputation, goodwill and financial performance.

As of the date of this annual report, whilst we have not experienced any claims for intellectual property rights infringement, there is no assurance that the products, services, technologies and advertising we use in our business do not or will not infringe valid intellectual property rights held by third parties in the future. Additionally, for generic products that we purchased, we do not disclose to our customers the source of our supplies and such products are marketed under our brand name. In the event of any claims or litigation by third parties involving infringement of their intellectual property rights, whether with or without merit, our operations and financial performance may be adversely affected.

We are exposed to risks in respect of outbreaks of communicable diseases.

An outbreak of various communicable diseases such as COVID-19, severe acute respiratory syndrome, influenza A, the Middle East respiratory syndrome, avian influenza, hand, foot and mouth disease and/or other communicable diseases in the region or around the world could materially and adversely affect our business.

In particular, for COVID-19, our production operations in the Shandong Province of the PRC was once required to cease for approximately two (2) months during lockdown, which was considered a short period of cessation compared to other regions in the PRC which experienced more severe outbreaks. COVID-19 affected and continues to affect global demand in various industries, and projects requiring steel products had and continue to be put on hold or terminated. For overseas deliveries that require sea shipment, the timeliness of delivery is also affected as shipping containers would typically require a certain load before sailing and therefore a longer time was required to load the containers due to decreased shipment, or shipments may face congestion at the port, or docking may not be permitted at certain ports due to COVID-19. We also face shortages of containers and rising freight charges.

In the event that any of our employees are infected with a communicable disease, we may be required to temporarily suspend operations or shut down our production operations, or quarantine the relevant workers to prevent the spread of the disease. This may also result in delays in the fulfilment of our customers’ orders. Therefore, depending on how a communicable disease outbreak affects demand, production, logistics, it could have a material and adverse impact on our operations and financial performance.

The war in Ukraine could materially and adversely affect our business and results of operations.

The recent outbreak of war in Ukraine has already affected global economic markets, including a dramatic increase in the price of oil and gas, and the uncertain resolution of this conflict could result in protracted and/or severe damage to the global economy. Russia’s recent military interventions in Ukraine have led to, and may lead to, additional sanctions being levied by the United States, European Union and other countries against Russia. Sanctions against Russia could adversely affect global energy and financial markets and thus could affect the global economy, our customers’ businesses and potentially our business. As of the date of this annual report, to the best knowledge of the Company, we and our Hong Kong and PRC subsidiaries (i) do not have any direct business or contracts with any Russian or Ukraine entity as a supplier or customer, (ii) do not have any knowledge whether any our customers or suppliers have any direct business or contracts with any Russian entity, (iii) our business segments, products, lines of service, projects, or operations are not materially impacted by supply chain disruptions by the war in Ukraine, and (iv) have not been financially affected by the war in Ukraine. The extent and duration of the military action, sanctions and resulting market disruptions are impossible to predict, but could be substantial. Any such disruptions caused by the war may magnify the impact of other risks described in this section. We cannot predict the progress or outcome of the situation in Ukraine, as the conflict and governmental reactions are rapidly developing. Prolonged unrest, intensified military activities or more extensive sanctions impacting the region could have a material adverse effect on the global economy, and such effect could in turn have a material adverse effect on our business, financial condition, results of operations, and prospects.

Our board of directors will continue to monitor any potential risks that might arise due to the war in Ukraine which are specific to the Company, including but not limited to risks related to cybersecurity, sanctions, and supply chain, suppliers, or service providers in affected regions as well as risks connected with ongoing or halted operations or investments in affected regions.

Our lack of effective internal controls over financial reporting may affect our ability to accurately report our financial results or prevent fraud.

Prior to listing, we were a private company with limited accounting personnel and resources to address our internal control over financial reporting. Our management has not completed an assessment of the effectiveness of our internal control over financial reporting and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting.

We implemented measures designed to improve our internal control over financial reporting to address the underlying causes of these material weaknesses, including (i) hiring more qualified staff to fill up the key roles in the operations; (ii) appointing independent directors; (iii) establishing an audit committee; and (iv) strengthening our corporate governance.

Effective internal control over financial reporting is important to prevent fraud. The market for and trading price of our Shares may be materially and adversely affected if we do not have effective internal controls. We may not be able to discover problems in a timely manner and our current and potential shareholders may lose confidence in our financial reporting, which may harm our business and the trading price of our Shares. The absence of internal controls over financial reporting may inhibit investors from purchasing our Shares and may make it more difficult for us to raise funds in debt or equity financing. Additional material weaknesses or significant deficiencies may be identified in the future. If we identify such issues or if we are unable to produce accurate and timely financial statements, our stock price may decline and we may be unable to maintain compliance with the NYSE American Company Guide.

Risks Related to Doing Business in China

PRC laws and regulations governing our current business operations are sometimes vague and uncertain and any changes in such laws and regulations may impair our ability to operate profitably. Rules and regulations in China may change quickly with little advance notice. Uncertainties in the interpretation and enforcement of Chinese laws and regulations could limit the legal protections available to us.

There are substantial uncertainties the interpretation and application of PRC laws and regulations including, but not limited to, the laws and regulations governing our business and the enforcement and performance of our arrangements with customers in certain circumstances. The laws and regulations are sometimes vague and may be subject to future changes, and their official interpretation and enforcement may involve substantial uncertainty. The effectiveness and interpretation of newly enacted laws or regulations, including amendments to existing laws and regulations, may be delayed, and our business may be affected if we rely on laws and regulations which are subsequently adopted or interpreted in a manner different from our understanding of these laws and regulations. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. We cannot predict what effect the interpretation of existing or new PRC laws or regulations may have on our business.

The PRC legal system is based on written statutes, and prior court decisions have limited value as precedents. Since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and the enforcement of these laws, regulations and rules involves uncertainty.

In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly enhanced the protections afforded to various forms of foreign investments in China. However, PRC’s legal system is still in the process of improvement, and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, the interpretation and enforcement of these laws and regulations involve uncertainties. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy. These uncertainties may affect our judgment on the relevance of legal requirements and our ability to enforce our contractual rights or tort claims. In addition, the regulatory uncertainties may be exploited through unmerited or frivolous legal actions or threats in attempts to extract payments or benefits from us.

Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all and may have retroactive effect. As a result, we may not be aware of our violation of any of these policies and rules until sometime after the violation. In addition, any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention.

Therefore, these risks may result in a material change in business operations, significant depreciation of the value of our ordinary shares, or a complete hinderance of our ability to offer or continue to offer our securities to investors. Recently, the Chinese government initiated a series of regulatory actions and statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using a VIE structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. Since these statements and regulatory actions are new, it is currently impossible to predict how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on our daily business operation, the ability to accept foreign investments and list on an U.S. or other foreign exchange.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy, than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies and internal rules (some of which are not published in a timely manner or at all) that may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, could materially and adversely affect our business and impede our ability to continue our operations.

The Chinese government exerts substantial influence over the manner in which we must conduct our business activities. We are currently not required to obtain approval from Chinese authorities to list on U.S exchanges, however, if we were required to obtain approval in the future and were denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on U.S. exchange, which would materially affect the interest of the investors.

The Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. Under the current government leadership, the government of the PRC has been pursuing reform policies which may have adversely affected China-based operating companies whose securities are listed in the United States, with significant policies changes being made from time to time without notice. Under the current government leadership, the government of the PRC has been pursuing reform policies which have adversely affected China-based operating companies whose securities are listed in the United States, with significant policies changes being made from time to time without notice. Our ability to operate in China may be harmed by changes in its laws and regulations, including those relating to taxation, environmental regulations, land use rights, property and other matters. The central or local governments of these jurisdictions may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations. Accordingly, government actions in the future, including any decision not to continue to support recent economic reforms and to return to a more centrally planned economy or regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in China or particular regions thereof, and could require us to divest ourselves of any interest we then hold in Chinese properties.

Given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless.

Changes in the economic policies of the PRC government may materially and adversely affect our business, financial condition and results of operations and may result in our inability to sustain our growth and expansion strategies.

Our manufacturing base operates in the PRC and a significant portion of our revenues are derived from customers where the contracting entity is located in China. Accordingly, our business, financial condition, results of operations, prospects and certain transactions we may undertake may be subject, to a significant extent, to economic, political and legal developments in China.

China’s economy has experienced significant growth in the past four decades, growth has been uneven, both geographically and among various sectors of the economy. Demand for our products in the PRC depends, in large part, on economic conditions in China. Any slowdown in China’s economic growth may cause the potential customers of the PRC operating entities to delay or cancel their plans to purchase our products, which in turn could reduce our revenues.

Although the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government also exercises regulation in accordance with PRC laws and regulations over China’s economic growth through allocating resources, controlling the incurrence and payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Changes in any of these policies, laws and regulations may materially affect the economy in China and could have a material adverse effect on our business, results of operations and may result in our inability to sustain our growth and expansion strategies and the value of our Ordinary Shares.

The PRC government has implemented various measures to encourage foreign investment and sustainable economic growth and to guide the allocation of financial and other resources. However, we cannot assure you that the PRC government will not repeal or alter these measures or introduce new measures that will have a negative effect on us, or more specifically, we cannot assure you that the PRC government will not initiate possible governmental actions or scrutiny to us, which could substantially affect our operation and the value of our Ordinary Shares may depreciate quickly.

Uncertainties regarding the interpretation and application of PRC laws could adversely affect our operations and/or the value of the securities we are registering for sale.

There are uncertainties regarding the interpretation and application of PRC laws and regulations. The PRC legal system is based on written statutes and their legal interpretations by the Standing Committee of the National People’s Congress, or NPCSC. Previous court decisions may be cited for reference only. Since 1979, the PRC government has been developing a comprehensive system of commercial laws, and considerable progress has been made in introducing laws and regulations dealing with economic matters such as foreign investment, corporate organization and governance, commerce, taxation and trade. The overall effect of legislation over the past four decades has significantly enhanced the protections afforded to various forms of foreign investment in the PRC. Our PRC subsidiary is subject to laws and regulations applicable to foreign investment in the PRC in general and laws and regulations applicable to foreign-invested enterprises in particular. However, as these laws and regulations are relatively new, and due to the limited volume of published cases and their non-binding nature, interpretation and enforcement of these laws and regulations involve uncertainties. We cannot predict the effect of future developments in the PRC legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. These uncertainties could limit the legal protections available to us and our foreign investors.

Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which may have a retroactive effect. As a result, we may not be aware of our violation of any of these policies and rules until sometime after the violation. In addition, any administrative and court proceedings in China may result in substantial costs and diversion of resources and management attention.

The approval or record filing of the CSRC, or other PRC government authorities may be required in connection with our future capital raising activities under the PRC laws. Failure to comply with such approval or record filing requirement could affect our operations, our ability to offer or continue to offer our securities and/or the value of the securities we are registering for sale.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, require CSRC approval for a listing involving offshore special purchase vehicles holding Chinese assets. We may be required to obtain approval from PRC authorities in order to continue our listing in NYSE American or add new listings on other overseas stock exchanges in the future but cannot provide assurance that we will be able to obtain such approval.

Based on its understanding of the current PRC laws and regulations, we believe that we will not be required to submit an application to the CSRC for the approval of the offering and trading of our Shares under the M&A Rules because (i) Luda PRC was not established through a merger or requisition of the equity or assets of a “PRC domestic company” as such term is defined under the M&A Rules, (ii) although Luda PRC is a PRC entity, it has been controlled by a non-PRC persons since its incorporation, and (iii) the CSRC currently has not issued any definitive rule or interpretation concerning whether an offering like ours under this document is subject to this regulation. However, the interpretation or implementation of the M&A Rules are subject to any new laws, rules, and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. If CSRC approval is required, it is uncertain whether we can or how long it will take us to obtain the approval and, even if we obtain such CSRC approval, such CSRC approval could be rescinded. We cannot assure you that relevant PRC government authorities, including the CSRC, would reach the same conclusion as us.

On July 6, 2021, the relevant PRC government authorities issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. The Opinion emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. As a follow-up, on December 24, 2021, the State Council issued a draft of the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies, and the CSRC issued a draft of Administration Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies for public comments, collectively with the above draft of the Provisions, the Draft Overseas Listing Regulations. These Draft Overseas Listing Regulations propose to establish a new filing-based regime to regulate overseas offerings and listings by domestic companies. Specifically, an overseas offering and listing by a PRC company, whether directly or indirectly, an initial or follow-on offering, must be filed with the CSRC. The examination and determination of an indirect offering and listing will be conducted on a substance-over -form basis, and an offering and listing shall be deemed as a PRC company’s indirect overseas offering and listing if the issuer meets the following conditions: (i) any of the operating income, gross profit, total assets, or net assets of the PRC enterprise in the most recent fiscal year was more than 50% of the relevant line item in the issuer’s audited consolidated financial statement for that year; and (ii) senior management personnel responsible for business operations and management are mostly PRC citizens or are ordinarily resident in the PRC, and the principal place of business is in the PRC or carried out in the PRC. The issuer or its affiliated PRC entity, as the case may be, shall file with the CSRC for its initial public offering, follow-on offering and other equivalent offering activities. Particularly, the issuer shall submit the filing with respect to its initial public offering and listing within three business days after its initial filing of the listing application, and submit the filing with respect to its follow -on offering within three business days after the completion of the follow -on offering. Failure to comply with the filing requirements may result in fines to the relevant PRC companies, suspension of their businesses, revocation of their business licenses and operation permits and fines on the controlling shareholder and other responsible persons. These Draft Overseas Listing Regulations also set forth certain regulatory red lines for overseas offerings and listings by PRC enterprises.

On February 17, 2023, the CSRC issued the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Enterprises, or the Trial Measures, which became effective on March 31, 2023. On the same date of the issuance of the Trial Measures, the CSRC circulated No.1 to No.5 Supporting Guidance Rules, the Notes on the Trial Measures, the Notice on Administration Arrangements for the Filing of Overseas Listings by Domestic Enterprises and the relevant CSRC Answers to Reporter Questions on the official website of the CSRC, or collectively, the Guidance Rules and Notice. The Trial Measures, together with the Guidance Rules and Notice, reiterate the basic supervision principles as reflected in the Draft Overseas Listing Regulations by providing substantially the same requirements for filings of overseas offering and listing by domestic companies, yet made the following updates compared to the Draft Overseas Listing Regulations: (a) further clarification of the circumstances prohibiting overseas issuance and listing; (b) further clarification of the standard of indirect overseas listing under the principle of substance over form, and (c) adding more details of filing procedures and requirements by setting different filing requirements for different types of overseas offering and listing. Under the Trial Measures and the Guidance Rules and Notice, domestic companies conducting overseas securities offering and listing activities, either in direct or indirect form, shall complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures within three working days following its submission of initial public offerings or listing application. The companies that have already been listed on overseas stock exchanges or have obtained the approval from overseas supervision administrations or stock exchanges for its offering and listing and will complete their overseas offering and listing prior to September 30, 2023 are not required to make immediate filings for its listing yet need to make filings for subsequent offerings in accordance with the Trial Measures. The companies that have already submitted an application for an initial public offering to overseas supervision administrations prior to the effective date of the Trial Measures but have not yet obtained the approval from overseas supervision administrations or stock exchanges for the offering and listing may arrange for the filing within a reasonable time period and should complete the filing procedure before such companies’ overseas issuance and listing.

On February 24, 2023, the CSRC, Ministry of Finance of the PRC, National Administration of State Secrets Protection and National Archives Administration of China jointly issued the Provisions on Strengthening Confidentiality and Archives Administration in Respect of Overseas Issuance and Listing of Securities by Domestic Enterprises or the Confidentiality Provisions, which came into effect on March 31, 2023. The Confidentiality Provisions require that, among other things, (1) a domestic company that conducts overseas offering and listing both directly and indirectly should institute a sound confidentiality and archives administration system, and take necessary measures to fulfill confidentiality and archives administration obligations; (2) a domestic company that plans to, either directly or through its overseas listed entity, publicly disclose or provide to relevant individuals or entities including securities companies, securities service providers and overseas regulators, any documents and materials that contain state secrets or working secrets of government agencies, shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level; (3) a domestic company that plans to, either directly or through its overseas listed entity, publicly disclose or provide to relevant individuals and entities including securities companies, securities service providers and overseas regulators, any other documents and materials that, if leaked, will be detrimental to national security or public interest, shall strictly fulfil relevant procedures stipulated by applicable national regulations; (4) where a domestic company, after fulfilling relevant procedures, provides to securities companies, securities service providers and other entities with any documents and materials that contain state secrets or working secrets of government agencies, or any other documents and materials that will be detrimental to national security or public interest if leaked, a non-disclosure agreement shall be signed between the provider and receiver of such information; and (5) domestic companies, securities companies or securities service providers that discover any leakage or possible leakage of state secrets, working secrets of government agencies or any other documents and materials that, if leaked, will be detrimental to national security or public interest, shall immediately take remedies and report to relevant state organs and units.

The PRC regulatory requirements regarding cybersecurity are evolving. For instance, various regulatory bodies in the PRC, including the CAC, the Ministry of Public Security, and the SAMR, have enforced data privacy and protection laws and regulations with varying and evolving standards and interpretations. The Cybersecurity Law, which was adopted by the National People’s Congress on November 7, 2016, and the Cybersecurity Review Measures, which were promulgated on April 13, 2020, provide that personal information and important data collected and generated by a critical information infrastructure operator in the course of its operations in China must be stored in China, and if a critical information infrastructure operator purchases internet products and services that affect or may affect national security, it will be subject to cybersecurity review by the CAC. On January 4, 2022, the CAC, the NDRC, and several other administrations jointly adopted and published the New Measures for Cybersecurity Review (“Measures”), which came into effect on February 15, 2022 and amended the Revised Draft released on July 10, 2021. According to the Measures, if an “operator of critical information infrastructure” or “network platform operator” that is in possession of personal data of more than one million users intends to list in a foreign country, it must apply for a cybersecurity review. Our business belongs to the steel flanges and fittings products manufacturing industry, which does not involve the collection of user data, implicate cybersecurity, or involve any other type of restricted industry. As a result, the likelihood of us being subject to the review of the CAC is remote.

On June 10, 2021, the Standing Committee of the National People’s Congress promulgated the Data Security Law, which took effect on September 1, 2021. The Data Security Law requires that data shall not be collected by theft or other illegal means, and also provides for a data classification and hierarchical protection system. The data classification and hierarchical protection system puts data into different groups according to its importance in economic and social development, and the damages it may cause to national security, public interests, or the legitimate rights and interests of individuals and organizations in case the data is falsified, damaged, disclosed, illegally obtained or illegally used. If any of our data processing activities conducted after the Data Security Law became effective were found to be not in compliance with this law, we could be ordered to make corrections, and under certain serious circumstances, such as severe data divulgence, we could be subject to penalties, including the revocation of our business licenses or other permits. Furthermore, the recently issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law require (i) speeding up the revision of the provisions on strengthening the confidentiality and archives management relating to overseas issuance and listing of securities and (ii) improving the laws and regulations relating to data security, cross -border data flow, and management of confidential information. As there remain uncertainties regarding the further interpretation and implementation of those laws and regulations, we cannot assure you that we will be compliant such new regulations in all respects, and we may be ordered to rectify and terminate any actions that are deemed illegal by the regulatory authorities and become subject to fines and other sanctions.

Our operations are located in Hong Kong and the PRC. As such we are subject to Hong Kong laws and PRC laws relating to the collection, use, sharing, retention, security, and transfer of confidential and private information, such as personal information and other data. These laws apply not only to third-party transactions, but also other parties with which we have commercial relations. These laws continue to develop, and the PRC government may adopt other rules and restrictions in the future. Non-compliance with these laws could result in penalties or other significant legal liabilities.

We believe, that as of the date of this annual report, we have obtained all necessary permissions for a domestic company in China to engage in similar businesses, and are not required to obtain other permissions by including the CSRC, CAC or any other PRC authorities for its operations or issue our Shares including the Shares being registered for sale to foreign investors under existing PRC laws and regulations, and have not received any requirement or were denied such permissions or approvals by any PRC authorities. According to the Measures, if an “operator of critical information infrastructure” or “network platform operator” that is in possession of personal data of more than one million users intends to list in a foreign country, it must apply for a cybersecurity review. The Measures further elaborates the factors to be considered when assessing the national security risks of the relevant activities, including, among others, (i) the risk of core data, important data or a large amount of personal information being stolen, leaked, destroyed, and illegally used or exited the country; and (ii) the risk of critical information infrastructure, core data, important data or a large amount of personal information being affected, controlled, or maliciously used by foreign governments after listing abroad. As of the date of this annua report, neither the Company nor its PRC Subsidiary possesses a large amount of personal information in their business operations or is recognized as an “operator of critical information infrastructure” by any authentic authority. Therefore, we do not believe that Luda PRC is deemed to be an “operator of critical information infrastructure,” or “network platform operator” controlling personal information of no less than one million users. We are required to collect and retain some basic information furnished by our customers, suppliers and employees in accordance with prevailing business practices, but we do not handle personal and confidential data of more than 1,000 individuals in the ordinary course of business. As of the date of this annual report, we have not been involved in any investigations on cybersecurity or data security initiated by related governmental regulatory authorities, and we have not received any inquiry, notice, warning, or sanction in such respect. Our PRC subsidiary, Luda PRC, has received all necessary permissions required to obtain from PRC authorities to operate its current business in China or issue shares to foreign investors, including Business License, Customs Registration Certificate, Bank Account Open Permit and Approval regarding Environmental Protection.

However, given the recent events indicating greater oversight by the CAC over data security, particularly for companies seeking to list on a foreign exchange, the interpretation or implementation of the Measures is subject to change, and we cannot assure you that PRC regulatory agencies, including the CAC, would take the same view as we do. The enactment, interpretation and implementation of regulatory requirements related to current and future PRC laws, overseas securities offerings and other capital markets activities continue to evolve. PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the Measures. They may also take actions requiring us, or making it advisable for us, to halt our future capital raising activities before the settlement and delivery of the Shares that we are offering. If any such new laws, regulations, rules, or implementation and interpretation come into effect, we expect to take all reasonable measures and actions to comply therewith. In the event of a failure to comply, we may be required to suspend our relevant businesses and become subject to fines and other penalties. If the CAC or other PRC regulatory agencies later promulgate new rules or explanations requiring that we obtain their approvals for any follow-on offering, we may be unable to obtain such approvals, which could significantly limit or completely hinder our ability to offer or continue to offer securities to our investors.

Although the audit report included in this annual report is prepared by U.S. auditors who are currently inspected by the PCAOB, there is no guarantee that future audit reports will be issued by auditors inspected by the PCAOB and, as such, in the future investors may be deprived of the benefits of such inspection. Furthermore, trading in our securities may be prohibited under the HFCA Act if the SEC subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely, and as a result, U.S. national securities exchanges, such as the NYSE American, may determine to delist our securities. Furthermore, on December 29, 2022 the Accelerating Holding Foreign Companies Accountable Act was enacted, which amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, and thus, reduced the time before the securities may be prohibited from trading or delisted.

The audit report included in this annual report was issued by ZH CPA, LLC, a U.S.-based accounting firm that is registered with the PCAOB and can be inspected by the PCAOB. We have no intention of dismissing ZH CPA, LLC in the future or of engaging any auditor not based in the U.S. and not subject to regular inspection by the PCAOB. There is no guarantee, however, that any future auditor engaged by the Company would remain subject to full PCAOB inspection during the entire term of our engagement. The PCAOB is currently unable to conduct inspections in mainland China and Hong Kong without the approval of the PRC authorities. Currently, our U.S. auditor’s audit work for us can be inspected by the PCAOB and our auditor has no auditor’s work papers in China as of the date of this annual report. However, we cannot assure you that our auditor’s audit work for us will continue to be able to be inspected by the PCAOB. If it is later determined that the PCAOB is unable to inspect or investigate our auditor completely, investors may be deprived of the benefits of such inspection. Any audit reports not issued by auditors that are completely inspected by the PCAOB could result in a lack of assurance that our financial statements and disclosures are adequate and accurate.

Inspections of other auditors conducted by the PCAOB outside mainland China have at times identified deficiencies in those auditors’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The lack of PCAOB inspections of audit work undertaken in mainland China prevents the PCAOB from regularly evaluating auditors’ audits and their quality control procedures. As a result, if any component of our auditor’s work papers become located in mainland China in the future, such work papers will not be subject to inspection by the PCAOB. As a result, investors would be deprived of such PCAOB inspections, which could result in limitations or restrictions to our access of the U.S. capital markets.

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular mainland China’s, in June 2019, a bipartisan group of lawmakers introduced bills in both houses of the U.S. Congress that, if passed, would require the SEC to maintain a list of issuers for which PCAOB is not able to inspect or investigate the audit work performed by a foreign public accounting firm for such issuers completely. The proposed Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges Act prescribes increased disclosure requirements for these issuers and, beginning in 2025, the delisting from U.S. national securities exchanges of issuers included on the SEC’s list for three consecutive years. It is unclear if this proposed legislation will be enacted. Furthermore, there have been recent deliberations within the U.S. government regarding potentially limiting or restricting China-based companies from accessing U.S. capital markets.

On May 20, 2020, the U.S. Senate passed the HFCA Act, which includes requirements for the SEC to identify issuers whose audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely because of a restriction imposed by a non-U.S. authority in the auditor’s local jurisdiction. The U.S. House of Representatives passed the HFCA Act on December 2, 2020, and the HFCA Act was signed into law on December 18, 2020. Additionally, in July 2020, the U.S. President’s Working Group on Financial Markets issued recommendations for actions that can be taken by the executive branch, the SEC, the PCAOB or other federal agencies and department with respect to Chinese companies listed on U.S. stock exchanges and their audit firms, in an effort to protect investors in the United States. In response, on November 23, 2020, the SEC issued guidance highlighting certain risks (and their implications to U.S. investors) associated with investments in China-based issuers and summarizing enhanced disclosures the SEC recommends China-based issuers make regarding such risks.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements in the HFCA Act. On December 2, 2021, the SEC adopted amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act. The rules apply to public companies whose stock is registered with the SEC and are identified by the SEC as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and whose audit work that PCAOB is unable to inspect or investigate. We will be required to comply with these rules if the SEC identifies us as having a “non-inspection” year under a process to be subsequently established by the SEC. The final amendments require any identified registrant to submit documentation to the SEC establishing that the registrant is not owned or controlled by a government entity in the public accounting firm’s foreign jurisdiction, and they also require, among other things, disclosure in the registrant’s annual report regarding the audit arrangements of, and government influence on, such registrants. Pursuant to the HFCA act, our securities may be prohibited from trading on the NYSE American or other U.S. stock exchanges if our auditor cannot be inspected by the PCAOB for three consecutive years, and this ultimately could result in our Ordinary Shares being delisted.

On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which was signed into law on December 29, 2022, amended the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its audit work cannot be inspected when its auditor is subject to PCAOB inspections for two consecutive years instead of three and, thus, reduced the time before our Ordinary Shares may be prohibited from trading or delisted.

On September 22, 2021, the PCAOB adopted a final rule implementing the HFCA Act, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCA Act, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction in connection with their audit works because of a position taken by one or more authorities in that jurisdiction.

On November 5, 2021, the SEC approved the PCAOB’s Rule 6100, Board Determinations Under the HFCA Act. Rule 6100 provides a framework for the PCAOB to use when determining, as contemplated under the HFCA Act, whether it is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.

On December 16, 2021, the PCAOB issued a report on its determinations that it was unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions. In addition, the PCAOB’s report identified the specific registered public accounting firms which are subject to these determinations. Our registered public accounting firm, ZH CPA, LLC is not headquartered in mainland China or Hong Kong and was not identified in this report as a firm subject to the PCAOB’s determination.

The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above. Future developments in respect to increasing U.S. regulatory access to audit information are uncertain, as the legislative developments are subject to the legislative process and the regulatory developments are subject to the rule-making process and other administrative procedures.

On August 26, 2022, CSRC, the MOF, and the PCAOB signed the Protocol, governing inspections and investigations of audit firms based in China and Hong Kong. The Protocol remains unpublished and is subject to further explanation and implementation. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. There can be no assurance that we will be able to comply with requirements imposed by U.S. regulators if there is significant change to current political arrangements between mainland China and Hong Kong or if any component of our auditor’s work papers become located in mainland China in the future. Delisting of our Ordinary Shares would force holders of our Ordinary Shares to sell their Ordinary Shares. The market price of our Ordinary Shares could be adversely affected as a result of anticipated negative impacts of these executive or legislative actions, regardless of whether these executive or legislative actions are implemented and regardless of our actual operating performance. On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination.

The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above. Future developments in respect of increasing U.S. regulatory access to audit information are uncertain, as the legislative developments are subject to the legislative process and the regulatory developments are subject to the rule-making process and other administrative procedures.

Recent joint statement by the SEC and PCAOB, and the HFCA Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB.

The AHFCA Act was enacted on December 23, 2022. On December 29, 2022, the “Consolidated Appropriations Act was signed into law by President Biden, which contained, among other things, an identical provision to the AHFCA Act and amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three years. The AHFCA Act states that if the SEC determines that an issuer has filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for two consecutive years, the SEC shall prohibit the securities of the issuer from being traded on a national securities exchange or in the over-the-counter trading market in the United States (the applicable period under the HFCA Act prior to the enactment of the AHFCA Act had been two years).

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. A company will be required to comply with these rules if the SEC identifies it as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above. On December 2, 2021, the SEC adopted final amendments implementing the disclosure and submission requirements of the HFCA Act.

On June 22, 2021, the U.S. Senate passed a bill which, if passed by the U.S. House of Representatives and signed into law, would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two years.

On November 5, 2021, the PCAOB approved a new rule, PCAOB Rule 6100, Board Determinations Under the HFCA Act to provide a framework for its determinations under the HFCA Act that the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. The rule establishes the manner of the PCAOB’s determinations; the factors the PCAOB will evaluate and the documents and information the PCAOB will consider when assessing whether a determination is warranted; the form, public availability, effective date, and duration of such determinations; and the process by which the Board will reaffirm, modify, or vacate any such determinations.

In December 2021, the SEC adopted amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act. Also, on December 16, 2021, pursuant to the HFCA Act, the PCAOB issued a Determination Report which determined that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and in Hong Kong, a Special Administrative Region of PRC, because of positions taken by PRC authorities in those jurisdictions. In addition, the PCAOB’s report identified the specific registered public accounting firms which are subject to these determinations.

On August 26, 2022, the CSRC, the Ministry of Finance of the PRC, and the PCAOB signed a Statement of Protocol, or the Protocol, governing inspections and investigations of audit firms based in China and Hong Kong. Pursuant to the Protocol, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC.

On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong in 2022, and the PCAOB Board vacated its previous determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control. The PCAOB is continuing to demand complete access in mainland China and Hong Kong moving forward and is already making plans to resume regular inspections in early 2023 and beyond, as well as to continue pursuing ongoing investigations and initiate new investigations as needed. The PCAOB has indicated that it will act immediately to consider the need to issue new determinations with the HFCAA if needed.

On December 23, 2022 the AHFCA Act was enacted, which amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three. As a result, the time period before the Company’s securities may be prohibited from trading or delisted has been decreased accordingly.

On December 29, 2022, the “Consolidated Appropriations Act was signed into law by President Biden, which contained, among other things, an identical provision to the AHFCA Act and amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three years.

Our auditor, ZH CPA, LLC, is an independent registered public accounting firm that issues the audit report included elsewhere in this annual report. As an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, it is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor is currently subject to PCAOB inspections. However, there is no assurance that future audit reports will be prepared by auditors able to be inspected by the PCAOB and therefore, in the future, you may be deprived of the benefits of such inspection. As such, trading in our securities may be prohibited under the HFCAA if the PCAOB determines that it cannot inspect or investigate completely our auditor, and as a result our securities may be delisted. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future which would prevent the PCAOB from continuing to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong, the PCAOB Board will consider the need to issue a new determination. Our securities may be delisted or prohibited from trading if the PCAOB determines that it cannot inspect or investigate completely our auditor under the HFCA Act.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in China, based on United States or other foreign laws, against us, our directors, executive officers or the expert named in this annual report. Therefore, you may not be able to enjoy the protection of such laws in an effective manner.

Luda Cayman was incorporated under the laws of the Cayman Islands, but all of our operations and assets are held by our operating subsidiaries, Luda PRC and Luda HK, in the PRC and Hong Kong respectively. In addition, substantial amount of our assets is located in the PRC and most of our senior executive officers and directors reside within the PRC or Hong Kong for a significant portion of the time. The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedure Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedure Law based either on treaties between China and the country where the judgment is made or on reciprocity between jurisdictions. There are no treaties or other forms of reciprocity between China and the United States for the mutual recognition and enforcement of court judgments. China Commercial Law Firm has further advised us that under PRC law, PRC courts will not enforce a foreign judgment against us or our officers and directors if the court decides that such judgment violates the basic principles of PRC law or national sovereignty, security or public interest, thus making the recognition and enforcement of a U.S. court judgment in China difficult.

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other forms of written arrangement with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States or in the Cayman Islands. In addition, it will be difficult for U.S. shareholders to originate actions against us in China in accordance with PRC laws because we were incorporated under the laws of the Cayman Islands and it will be difficult for U.S. shareholders, by virtue only of holding our Shares, to establish a connection to the PRC for a PRC court to have jurisdiction as required under the PRC Civil Procedures Law.

Our management team lacks experience in managing a U.S. public company and complying with laws applicable to such company, the failure of which may adversely affect our business, financial condition and results of operations.

Our current management team lacks experience in managing a U.S. publicly traded company, interacting with public company investors and complying with the increasingly complex laws pertaining to U.S. public companies. Prior to our listing in February 2025, we were a private company mainly operating our businesses in Hong Kong and mainland China. Our Company is now subject to significant regulatory oversight and reporting obligations under the federal securities laws and the scrutiny of securities analysts and investors, and our management currently has no experience in complying with such laws, regulations and obligations. Our management team may not successfully or efficiently manage our transition to becoming a U.S. public company. These new obligations and constituents will require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, financial condition and results of operations.

We are a holding company and our ability to pay dividends is primarily dependent upon the earnings of, and distributions by, our PRC and Hong Kong subsidiaries.

Luda Cayman is a holding company incorporated under the laws of the Cayman Islands with limited liability. The majority of our business operations are conducted through our subsidiaries, Luda PRC and Luda HK, and hence, our revenue and profit are substantially contributed by our PRC and Hong Kong subsidiaries. On January 8, 2024, May 6, 2024 and August 26, 2024, Luda Cayman paid dividend of RMB9,250,000, RMB5,700,000 and RMB9,000,000, respectively, to Diamond Horses Group Limited. We may consider paying further dividends in the near future. See “Dividend Policy”.

Our ability to pay dividends to our shareholders is primarily dependent upon the earnings of our PRC and Hong Kong subsidiaries and its distribution of funds to us, primarily in the form of dividends. The ability of our PRC and Hong Kong subsidiaries to make distributions to us depends upon, among others, their distributable earnings. Under the PRC laws, payment of dividends is only permitted out of accumulated profits according to PRC accounting standards and regulations, and our PRC subsidiary is also required to set aside part of its after-tax profits to fund certain reserve funds that are not distributable as cash dividends. Other factors such as cash flow conditions, restrictions on distributions contained in our PRC subsidiary’s articles of associations, restrictions contained in any debt instruments, withholding tax and other arrangements will also affect the ability of our PRC subsidiary to make distributions to us. These restrictions could reduce the amount of distributions that we receive from our PRC subsidiary, which in turn would restrict our ability to pay dividends on the Shares. The amounts of distributions that any of Luda Cayman’s subsidiaries declared and made in the past are not indicative of the dividends that we may pay in the future. There is no assurance that we will be able to declare or distribute any dividend in the future.

Furthermore, there can be no assurance that the PRC government will not impose restrictions, regulation and limitation on the conversion of the RMB into foreign currencies and the remittance of currencies out of the mainland PRC. In response to the persistent capital outflow and the RMB’s depreciation against the USD in the fourth quarter of 2016, the People’s Bank of China and SAFE, have implemented a series of capital regulation measures, including stricter vetting procedures for China-based companies to remit foreign currency for overseas acquisitions, dividend payments, and shareholder loan repayments. The PRC government may continue to strengthen its capital regulation, and our PRC subsidiary’s dividends and other distributions may be subjected to tighter scrutiny in the future. The PRC government also imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. Therefore, we may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency for the payment of dividends from its profits of our PRC subsidiary, if any. Any limitation on the ability of our PRC subsidiary to pay dividends or make other kinds of payments to us could have a material adverse effect on our ability to conduct our business.

Our results of operation may be materially and adversely affected by a downturn in the global economy.

All of our operations are currently located in the PRC and Hong Kong. Accordingly, our business, prospects, financial condition and results of operations may be influenced to a significant degree by the political, economic and social conditions in China and Hong Kong generally and by the continued economic growth in China and Hong Kong as a whole. While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us.

There exists uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and the PRC. Unrest, terrorist threats and the potential for war in the Middle East and elsewhere may increase market volatility across the globe. Any prolonged slowdown in the global or the Chinese economy may affect potential customers’ confidence in the financial market as a whole and have a negative impact on our financial condition. Further, recent global economic conditions including inflationary pressures, have not materially affected our operations in the PRC. However, continued pressure from global economic conditions may affect the PRC markets in the future and in turn, may affect our operations.

The continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs. We cannot assure that there will not be any unfavorable changes in the PRC economy that could impact the industries in which we operate, which could in turn diminish the demand for our services.

It may be difficult for overseas shareholders and/or regulators to conduct investigation in China.

According to Article 177 of the PRC Securities Law which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Accordingly, without the consent of the competent PRC securities regulators and relevant authorities, no organization or individual may provide the documents and materials relating to securities business activities to overseas parties. While detailed interpretation of or implementation rules under Article 177 of the PRC Securities Law is not yet available, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by investors in protecting your interests. Therefore, you may not be able to effectively enjoy the protection offered by the U.S. laws and regulations that are intended to protect public investors.

Changes in international trade policies, trade disputes, barriers to trade, or the emergence of a trade war may dampen growth in China.

Political events, international trade disputes, and other business interruptions could harm or disrupt international commerce and the global economy, and could have a material adverse effect on us and our customers, contract manufacturers, raw material vendors, and other partners. International trade disputes could result in tariffs and other protectionist measures which may materially and adversely affect our business.

There have also been concerns about the relationship between the PRC and other countries, including the surrounding Asian countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and the PRC with respect to trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China.

Political uncertainty surrounding international trade disputes and the potential of the escalation to trade war and global recession could have a negative effect on customer confidence. We may have also access to fewer business opportunities, and our operations may be negatively impacted as a result.

Fluctuations in currency exchange rates could have a material and adverse effect on the value of your investment.

Our revenue and expenses have been and are expected to continue to be primarily denominated in RMB and HKD, and we are exposed to the risks associated with the fluctuation in the currency exchange rate of RMB and HKD. Should our functional currencies appreciate against other currencies, the value of any future financings, which are to be converted from US dollar or other currencies into RMB and/or HKD, would be reduced and might accordingly hinder our business development due to the lessened amount of funds raised. On the other hand, in the event of the devaluation of our functional currencies, the dividend payments of our Company, which are to be paid in US dollars after the conversion of the distributable profit denominated in RMB and/or HKD, would be reduced. Hence, substantial fluctuation in the currency exchange rate of our functional currencies may have a material adverse effect on our business, operations and financial position and the value of your investment in the Shares.

We may be subject to civil complaints and regulatory actions under certain laws and regulations relating to labor, social insurance and housing provident fund.

Pursuant to the PRC Labor Contract Law (the “Labor Contract Law”), which became effective in January 2008, and its implementing rules, which became effective in September 2008, was amended in July 2013, employers are subject to stricter requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employees’ probation and unilaterally terminating labor contracts. In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the Labor Contract Law and its implementation rules may limit our ability to effect those changes in a desirable or cost-effective manner. We believe our current practice complies with the Labor Contract Law and its amendments. As the interpretation and implementation of labor-related laws and regulations are still evolving, we cannot assure you that our employment practice does not and will not violate labor-related laws and regulations in China, which may subject us to labor disputes or government investigations. We could be required to provide additional compensation to our employees and our financial condition could be materially and adversely affected.

In accordance with the PRC Social Insurance Law and the Regulations on the Administration of Housing Fund and other relevant laws and regulations, the PRC has established a social insurance system and other employee benefits, including basic pension insurance, basic medical insurance, work-related injury insurance, unemployment insurance, maternity insurance, housing fund, and a handicapped employment security fund, or collectively the “Employee Benefits”. An employer is required to pay the Employee Benefits for its employees in accordance with the rates provided under relevant regulations and to withhold the social insurance and other Employee Benefits that should be assumed by the employees. An employer that has not made social insurance contributions at a rate and based on an amount prescribed by the law, or at all, may be ordered to rectify the non-compliance and pay the required contributions within a stipulated deadline and be subject to a late fee of up to 0.05% or 0.2% per day, as the case may be. If the employer still fails to rectify the failure to make social insurance contributions within the stipulated deadline, it may be subject to a fine ranging from 1 to 3 times of the amount overdue.

Although we have not received any order or notice from the local authorities nor any claims or complaints from our current and former employees regarding our non -compliance in this regard, we cannot assure you that we will not be subject to any order to rectify non-compliance in the future, nor can we assure you that there are no, or will not be any, employee complaints regarding social insurance payment or housing provident fund contributions against us, or that we will not receive any claims in respect of social insurance payment or housing provident fund contributions under the PRC laws and regulation.

There are significant uncertainties under the PRC Enterprise Income Tax Law relating to the withholding tax liabilities of our PRC subsidiary, and dividends payable by our PRC subsidiary to our offshore subsidiaries may not enjoy certain treaty benefits.

Our PRC subsidiary Luda PRC is the manufacturing base of our Company and generates a material part of our profits through its business operations. Under the PRC Enterprise Income Tax Law and its implementation rules, the profits of a foreign-invested enterprise generated through operations, which are distributed to its immediate holding company outside the PRC, will be subject to a withholding tax rate of 10%. Pursuant to a special arrangement between Hong Kong and the PRC, such rate may be reduced to 5% if a Hong Kong resident enterprise owns more than 25% of the equity interest in China company. Our current PRC subsidiary is wholly-owned by our Hong Kong subsidiary, Luda HK. Accordingly, Luda HK may qualify for a 5% tax rate in respect of distributions from its PRC subsidiary. Under the Notice of the State Administration of Taxation on Issues regarding the Administration of the Dividend Provision in Tax Treaties promulgated in 2009, the tax payer needs to satisfy certain conditions to enjoy the benefits under a tax treaty. These conditions include: (i) the tax payer must be the beneficial owner of the relevant dividends, and (ii) the corporate shareholder to receive dividends from the PRC subsidiary must have met the direct ownership thresholds during the 12 consecutive months preceding the receipt of the dividends. Further, the State Administration of Taxation (“SAT”) promulgated the Notice on How to Understand and Recognize the “Beneficial Owner” in Tax Treaties in 2009, which limits the “beneficial owner” to individuals, enterprises or other organizations normally engaged in substantive operations, and sets forth certain detailed factors in determining “beneficial owner” status.

Entitlement to a lower tax rate on dividends according to tax treaties or arrangements between the PRC central government and governments of other countries or regions is subject to the Administrative Measures for Non-Resident Taxpayers to Enjoy Treatments under Tax Treaties, which provides that non-resident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax. Instead, non-resident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities. As a result, we cannot assure you that we will be entitled to any preferential withholding tax rate under treaties for dividends received from our PRC subsidiary.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental regulation of currency conversion may delay or prevent us from remitting the proceeds of any future offerings into China through loans or additional capital contributions to our PRC subsidiary, thereby diminishing our ability to fund and expand our business.

Any funds we transfer to our PRC subsidiary Luda PRC, either as a shareholder loan or as an increase in registered capital, are subject to approval by or registration with relevant governmental authorities in China regardless of the amount of the transfer. According to the relevant PRC regulations on foreign investment entities (“FIEs”) in China, capital contributions to our PRC subsidiary are subject to the filing with the Ministry of Commerce of the People’s Republic of China (“MOFCOM”) or their respective local branches and registration with a local bank authorized by SAFE. In addition, (i) any foreign loan procured by our PRC subsidiary is required to be registered with SAFE or their respective local branches and (ii) our PRC subsidiary may not procure loans which exceed the difference between their respective total project investment amount and registered capital or twice of their net worth. We may not be able to complete such registrations or obtain necessary approvals on a timely basis with respect to future capital contributions or foreign loans by us to our PRC subsidiary. If we fail to complete such registrations, our ability to use the proceeds of any future offerings, and to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

On March 30, 2015, the SAFE promulgated the Circular on Reforming the Management Approach Regarding the Foreign Exchange Capital Settlement of Foreign -Invested Enterprises, (“SAFE Circular 19”), which took effect as of June 1, 2015. SAFE Circular 19 launched a nationwide reform of the administration of the settlement of the foreign exchange capitals of FIEs and allows FIEs to settle their foreign exchange capital at their discretion, but continues to prohibit FIEs from using the RMB fund converted from their foreign exchange capital for expenditure beyond their business scopes, providing entrusted loans or repaying loans between nonfinancial enterprises. The SAFE issued the Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, (“SAFE Circular 16”), effective in June 2016. Pursuant to SAFE Circular 16, enterprises registered in China may also convert their foreign debts from foreign currency to RMB on a self-discretionary basis. SAFE Circular 16 provides an integrated standard for conversion of foreign exchange under capital account items (including but not limited to foreign currency capital and foreign debts) on a self-discretionary basis which applies to all enterprises registered in China. SAFE Circular 16 reiterates the principle that RMB converted from foreign currency-denominated capital of a company may not be directly or indirectly used for purposes beyond its business scope or prohibited by PRC laws or regulations, while such converted RMB will not be provided as loans to its non-affiliated entities. As Circular 16 is relatively new, the interpretation and application and any other future foreign exchange related rules are subject to rules and regulations or detailed implementations and interpretations in any form in the future. Violations of these circulars could result in severe monetary or other penalties. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to use Renminbi converted from the net proceeds of any future offerings and our concurrent private placement, to invest in or acquire any other PRC companies through our PRC subsidiary.

If we are classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with its “de facto management body” within the PRC is considered a “resident enterprise” and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In 2009, the SAT issued a circular, known as SAT Circular 82, partially abolished on December 29, 2017, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular applies only to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China, and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in China; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in China; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions are located or maintained in China; and (iv) at least 50% of voting board members or senior executives habitually reside in China.

We believe that, as a Cayman Islands exempted company, Luda Cayman is not a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that our company is a PRC resident enterprise for enterprise income tax purposes, we would be subject to PRC enterprise income on our worldwide income at the rate of 25%. Furthermore, we would be required to withhold a 10% tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of our Shares. In addition, non-resident enterprise shareholders may be subject to PRC tax on gains realized on the sale or other disposition of the Shares, if such income is treated as sourced from within the PRC. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to our non-PRC individual shareholders and any gain realized on the transfer of the Shares by such shareholders may be subject to PRC tax at a rate of 20% (which, in the case of dividends, may be withheld at source by us). These rates may be reduced by an applicable tax treaty, but it is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in our Shares.

We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

On February 3, 2015, the SAT issued the Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises, or SAT Bulletin 7. SAT Bulletin 7 extends its tax jurisdiction to transactions involving the transfer of taxable assets through offshore transfer of a foreign intermediate holding company. In addition, SAT Bulletin 7 has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. SAT Bulletin 7 also brings challenges to both foreign transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets, as such persons need to determine whether their transactions are subject to these rules and whether any withholding obligation applies.

On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Bulletin 37, which came into effect on December 1, 2017. The SAT Bulletin 37 further clarifies the practice and procedure of the withholding of non-resident enterprise income tax.

Where a non-resident enterprise transfers taxable assets indirectly by disposing of the equity interests of an overseas holding company, which is an indirect transfer, the non -resident enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such indirect transfer to the relevant tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who pays for the transfer is obligated to withhold the applicable taxes currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the Shares in our offshore subsidiaries and investments. Our company may be subject to filing obligations or may be taxed if our company is a transferor in such transactions, and may be subject to withholding obligations if our company is a transferee in such transactions, under SAT Bulletin 7 and/or SAT Bulletin 37. For transfers of Shares of our company by investors who are non-PRC resident enterprises, our PRC subsidiary may be requested to assist in the filing under SAT Bulletin 7 and/or SAT Bulletin 37. As a result, we may be required to expend valuable resources to comply with SAT Bulletin 7 and/or SAT Bulletin 37 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

Risk Related to Our Corporate Structure

We are incorporated under the law of the Cayman Islands and conduct substantially all of our operations, and all of our directors and executive officers reside, outside of the United States. You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited.

We are incorporated under the laws of the Cayman Islands. We conduct our operations outside the United States and substantially all of our assets are located outside the United States. In addition, substantially all of our directors and executive officers named in this annual report reside outside the United States, and most of their assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon our directors or officers or to enforce judgments obtained in the United States courts against our directors and officers.

Our corporate affairs are governed by our amended and restated memorandum and articles of association, the Companies Act and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under the Cayman Islands laws are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the English common law, which has persuasive, but not binding authority, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under the Cayman Islands laws may not be as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

There is uncertainty as to whether the courts of the Cayman Islands would (i) recognize or enforce judgments of courts of the United States obtained against us or our directors of officers predicated upon the civil liability provisions of U.S. securities laws; and (ii) entertain original actions brought in the Cayman Islands against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Risks Related to Our Shares

Our Share price may be volatile, and you may lose all or part of your investment. Such rapid and substantial price volatility, including any stock run-up, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our ordinary shares.

The price for our Shares may be volatile and subject to wide fluctuations in response to factors including the following:

●	actual or anticipated fluctuations in results of operations;

●	actual or anticipated changes in our growth rate relative to our competitors, as well as announcements by us or our competitors of significant business developments, changes in relationships with our target customers, manufacturers or suppliers, acquisitions or expansion plans;

●	failure to meet or exceed financial estimates and projections of the investment community or that we provide to the public, as well as variance in our financial performance from the expectations of market analysts;

●	issuance of new or updated research or reports by securities analysts;

●	Share price and volume fluctuations attributable to inconsistent trading volume levels of our Shares;

●	additions or departures of key management or other personnel;

●	our involvement in litigation;

●	disputes or other developments related to proprietary rights, including patents, litigation matters, and our ability to obtain patent protection for our technology;

●	announcement or expectation of additional debt or equity financing efforts;

●	sales of our Shares or other securities by us, our insiders or our other shareholders, or the perception that these sales may occur in the future;

●	the trading volume of our Shares;

●	market conditions in our industry;

●	changes in the estimation of the future size and growth rate of our markets;

●	market conditions in our industry;

●	changes in the estimation of the future size and growth rate of our markets; and

●	general economic, market or political conditions in the United States or elsewhere.

These and other market and industry factors may cause the market price and demand for our Shares to fluctuate substantially, regardless of our actual operating performance, which may limit or prevent investors from readily selling their Shares and may otherwise negatively affect the liquidity of our Shares. In addition, the stock market in general, and NYSE American and emerging growth companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. Such rapid and substantial price volatility, including any stock run-up, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our ordinary shares. Such broad market fluctuations, and other factors (such as variations in operating results, and changes in regulations affecting us and our industry) may adversely affect the market price of our Shares, if a market for them develops.

Volatility in our Share price may subject us to securities litigation.

The market for our Shares may have, when compared to seasoned issuers, significant price volatility and we expect that our Share price may continue to be more volatile than that of a seasoned issuer for the indefinite future. In the past, plaintiffs have often initiated securities class action litigation against a company following periods of volatility in the market price of its securities. We may, in the future, be the target of similar litigation, which could result in substantial costs and liabilities and could divert management’s attention and resources.

Our Shares are expected to initially trade under $5.00 per Share and thus would be known as a penny stock. Trading in penny stocks has certain restrictions and these restrictions could negatively affect the price and liquidity of our Shares.

Our Shares are expected to initially trade below $5.00 per Share. As a result, our Shares would be known as a “penny stock”, which is subject to various regulations involving disclosures to be given to you prior to the purchase of any penny stock. The SEC has adopted regulations which generally define a “penny stock” to be any equity security that has a market price of less than $ 5.00 per Share, subject to certain exceptions. Depending on market fluctuations, our Shares could be considered as a “penny stock”. A penny stock is subject to rules that impose additional sales practice requirements on brokers/dealers who sell these securities to persons other than established Members and accredited investors. For transactions covered by these rules, the broker/dealer must make a special suitability determination for the purchase of these securities. In addition, a broker/dealer must receive the purchaser’s written consent to the transaction prior to the purchase and must also provide certain written disclosures to the purchaser. Consequently, the “penny stock” rules may restrict the ability of broker/dealers to sell our Shares, and may negatively affect the ability of holders of our Shares to resell them. These disclosures require you to acknowledge that you understand the risks associated with buying penny stocks and that you can absorb the loss of your entire investment. Penny stocks generally do not have a very high trading volume. Consequently, the price of the stock is often volatile and you may not be able to buy or sell the stock when you want to.

If we fail to meet applicable listing requirements, NYSE American may delist our Shares from trading, in which case the liquidity and market price of our Shares could decline.

Assuming our Shares are listed on NYSE American, we cannot assure you that we will be able to meet the continued listing standards of NYSE American in the future. If we fail to comply with the applicable listing standards and NYSE American delists our Shares, we and our shareholders could face significant material adverse consequences, including:

●	a limited availability of market quotations for our Shares;

●	reduced liquidity for our Shares;

●	a determination that our Shares are “penny stock”, which would require brokers trading in our Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Shares;

●	a limited amount of news about us and analyst coverage of us; and

●	a decreased ability for us to issue additional equity securities or obtain additional equity or debt financing in the future.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.” Because we expect that our Shares will be listed on NYSE American, such securities will be covered securities. Although the states are preempted from regulating the sale of our securities, the federal statute does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case. Further, if we were no longer listed on NYSE American, our securities would not be covered securities and we would be subject to regulations in each state in which we offer our securities.

Certain recent initial public offerings of companies with public floats comparable to our anticipated public float have experienced extreme volatility that was seemingly unrelated to the underlying performance of the respective company. We may experience similar volatility, which may make it difficult for prospective investors to assess the value of our Ordinary Shares.

In addition to the risks addressed above in “— Our Share price may be volatile, and you may lose all or part of your investment. Such rapid and substantial price volatility, including any stock run-up, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our ordinary shares,” our Ordinary Shares may be subject to extreme volatility that is seemingly unrelated to the underlying performance of our business. Recently, companies with comparable public floats and initial public offering sizes have experienced instances of extreme stock price run-ups followed by rapid price declines, and such stock price volatility was seemingly unrelated to the respective company’s underlying performance. Although the specific cause of such volatility is unclear, our anticipated public float may amplify the impact the actions taken by a few shareholders have on the price of our Ordinary Shares, which may cause our share price to deviate, potentially significantly, from a price that better reflects the underlying performance of our business. Should our Ordinary Shares experience run-ups and declines that are seemingly unrelated to our actual or expected operating performance and financial condition or prospects, prospective investors may have difficulty assessing the rapidly changing value of our Ordinary Shares. In addition, investors of our Ordinary Shares may experience losses, which may be material, if the price of our Ordinary Shares declines or if such investors purchase shares of our Ordinary Shares prior to any price decline.

Holders of our Ordinary Shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of our Ordinary Shares. As a result of this volatility, investors may experience losses on their investment in our Ordinary Shares. Furthermore, the potential extreme volatility may confuse the public investors of the value of our stock, distort the market perception of our stock price and our Company’s financial performance and public image and negatively affect the long-term liquidity of our Ordinary Shares, regardless of our actual or expected operating performance. If we encounter such volatility, including any rapid stock price increases and declines seemingly unrelated to our actual or expected operating performance and financial condition or prospects, it will likely make it difficult and confusing for prospective investors to assess the rapidly changing value of our Ordinary Shares and understand the value thereof.

Our Controlling Shareholders have significant voting power and may take actions that may not be in the best interests of our other shareholders.

As of the date of this annual report, Mr. Ma Biu, our Controlling Shareholders hold approximately 88.14% of our Shares. As a result, these shareholders will be able to control the management and affairs of our Company and most matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. The interests of these shareholders may not be the same as or may even conflict with your interests. For example, these shareholders could attempt to delay or prevent a change in control of us, even if such change in control would benefit our other shareholders, which could deprive our shareholders of an opportunity to receive a premium for their Shares as part of a sale of us or our assets, and might affect the prevailing market price of our Shares due to investors’ perceptions that conflicts of interest may exist or arise. As a result, this concentration of ownership may not be in the best interests of our other shareholders.

NYSE American may apply additional and more stringent criteria for our continued listing because we had a small public offering and our insiders hold a large portion of our listed securities.

Under Section 101 of the NYSE American Company Guide, NYSE American has discretionary authority to deny initial listing, apply additional or more stringent criteria for the initial or continued listing of particular securities, or suspend or delist particular securities based on any event, condition, or circumstance that exists or occurs that makes initial or continued listing of the securities on NYSE American inadvisable or unwarranted in the opinion of NYSE American, even though the securities meet all enumerated criteria for initial or continued listing on NYSE American.

Additionally, NYSE American has used its discretion to deny initial or continued listing or to apply additional and more stringent criteria in the instances, including but not limited to: (i) where the company engaged an auditor that has not been subject to an inspection by PCAOB, an auditor that PCAOB cannot inspect, or an auditor that has not demonstrated sufficient resources, geographic reach, or experience to adequately perform the company’s audit; (ii) where the company planned a small public offering, which would result in insiders holding a large portion of the company’s listed securities. NYSE American was concerned that the offering size was insufficient to establish the company’s initial valuation, and there would not be sufficient liquidity to support a public market for the company; and (iii) where the company did not demonstrate sufficient nexus to the U.S. capital market, including having no U.S. shareholders, operations, or members of the board of directors or management. Our initial public offering was relatively small and the insiders of our company hold a large portion of the company’s listed securities following the offering. Therefore, we may be subject to the additional and more stringent criteria of NYSE American for our continued listing.

Securities analysts may not publish favorable research or reports about our business or may publish no information at all, which could cause our Share price or trading volume to decline.

If a trading market for our Shares develops, the trading market will be influenced to some extent by the research and reports that industry or financial analysts publish about us and our business. We do not control these analysts. As a newly public company, we may be slow to attract research coverage and the analysts who publish information about our Shares will have had relatively little experience with us or our industry, which could affect their ability to accurately forecast our results and could make it more likely that we fail to meet their estimates. In the event we obtain securities or industry analyst coverage, if any of the analysts who cover us provide inaccurate or unfavorable research or issue an adverse opinion regarding our Share price, our Share price could decline. If one or more of these analysts cease coverage of us or fail to publish reports covering us regularly, we could lose visibility in the market, which in turn could cause our Share price or trading volume to decline and result in the loss of all or a part of your investment in us.

Investors may have difficulty enforcing judgments against us, our directors and management.

Luda Cayman was incorporated under the laws of the Cayman Islands and a majority of our directors and officers reside outside the United States. Moreover, many of these persons do not have significant assets in the United States. As a result, it may be difficult or impossible to effect service of process within the United States upon these persons, or to recover against us or them on judgments of U.S. courts, including judgments predicated upon the civil liability provisions of the U.S. federal securities laws.

There is uncertainty as to whether the courts of the Cayman Islands would recognize or enforce judgments of U.S. courts obtained in actions against us or our directors and officers predicated upon the civil liability provisions of the U.S. federal securities laws, or entertain original actions brought in the Cayman Islands against us or our directors and officers predicated solely upon U.S. federal securities laws. Further, there is no treaty in effect between the United States and the Cayman Islands providing for the enforcement of judgments of U.S. courts in civil and commercial matters, and there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States. Some remedies available under the laws of U.S. jurisdictions, including remedies available under the U.S. federal securities laws, may not be allowed in the Cayman Islands courts if contrary to public policy in the Cayman Islands. As a result of all of the above, it may be difficult for you to recover against us or our directors and officers based upon such judgments.

The laws of the Cayman Islands relating to the protection of the interest of minority shareholders are different from those in the United States.

Our corporate affairs are governed by the memorandum of association and articles of association, and by the Companies Act and common law of Cayman Islands. The rights of shareholders to take action against our directors, action by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands and the articles of association. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands.

The laws of the Cayman Islands relating to the protection of the interests of minority shareholders differ in certain respects from those established under statutes or judicial precedent in existence in the United States and other jurisdictions. Such differences may mean that the remedies available to our minority shareholders may be different from those they would have under the laws of other jurisdictions, including the United States. Potential investors should be aware that there is a risk that provisions of the Companies Act may not offer the same protection as the relevant laws and regulations in the United States may offer, and should consider obtaining independent legal advice on the implications of investing in foreign-incorporated companies.

Our status as a “foreign private issuer” under the SEC rules will exempt us from the U.S. proxy rules and the more detailed and frequent Exchange Act, reporting obligations applicable to a U.S. domestic public company.

We report under the Exchange Act as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; (ii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K upon the occurrence of specified significant events. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules thereunder. Therefore, our shareholders may not know on a timely basis when our officers, directors and principal shareholders purchase or sell our Shares. In addition, foreign private issuers are not required to file their annual report on Form 20-F until 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year. Foreign private issuers also are exempt from

Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information. As a result of the above, you may not have the same protections afforded to shareholders of companies that are not foreign private issuers.

Our status as a foreign private issuer under the NYSE American Company Guide will allow us to adopt certain home country practices in relation to corporate governance matters which may differ significantly from the NYSE American corporate governance listing standards applicable to a U.S. domestic NYSE American listed company.

As a foreign private issuer, we are permitted to take advantage of certain provisions in the NYSE American Company Guide that allow us to follow our home country law for certain governance matters. Certain corporate governance practices in our home country, the Cayman Islands, may differ significantly from corporate governance listing standards. Currently, we do not plan to rely on any home country practices with respect to our corporate governance. Under the NYSE American Company Guide, we may in the future decide to use the home country practices exemption with respect to some or all of the other corporate governance rules, provided that we disclose the requirements we are not following and describe the home country practices we are following. However, if we choose to follow home country practices in the future, our shareholders may be afforded less protection than they would otherwise enjoy under the NYSE American corporate governance listing standards applicable to U.S. domestic issuers.

We will incur increased costs as a result of being a public company.

We will incur significant legal, accounting and other expenses as a public company that we did not incur as a private company. Compliance with U.S. laws and regulations and the NYSE American Company Guide increases our legal and financial compliance costs and makes some corporate activities more time-consuming and costly. As a public company, we will be required to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We have incurred additional costs in obtaining director and officer liability insurance. In addition, we incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

The Sarbanes-Oxley Act, as well as rules subsequently implemented by the SEC, impose various requirements on the corporate governance practices of public companies.

Our status as an “emerging growth company” under the JOBS Act may make it more difficult to raise capital as and when we need it.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act (“JOBS Act”) and will remain an emerging growth company until the earlier of (i) the last day of the fiscal year following the fifth anniversary of the completion of our initial public offering in February 2025; (b) in which we have total annual gross revenue of at least US$1.235 billion; or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Shares that is held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter, and (ii) the date on which we have issued more than US$1.0 billion in non-convertible debt during the prior 3-year period. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act in the assessment of the emerging growth company’s internal control over financial reporting. If we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important. The JOBS Act also provides an emerging growth company with the permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies. We do not plan to opt-out of such exemptions afforded to an emerging growth company. As a result of this election, our financial statements may not be comparable to companies that comply with public company effective data.

Because of the exemptions from various reporting requirements provided to us as an “emerging growth company,” we may be less attractive to investors and it may be difficult for us to raise additional capital as and when we need it. Investors may be unable to compare our business with other companies in our industry if they believe that our reporting is not as transparent as the reporting of other companies in our industry. Such differences may prevent us from raising additional capital in the public market as and when we need it.

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. holders of our Ordinary Shares.

A non-U.S. corporation will be a PFIC for any taxable year if either (1) at least 75% of its gross income for such year consists of certain types of “passive” income; or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income, or the asset test. Based on our current and expected income and assets, we do not presently expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, upon the composition of our income and assets. In addition, there can be no assurance that the Internal Revenue Service, or IRS, will agree with our conclusion or that the IRS would not successfully challenge our position. Fluctuations in the market price of our Ordinary Shares may cause us to become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test may be determined by reference to the market price of our Ordinary Shares. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets.

If we were to be, or become, classified as a PFIC for any taxable year during which a U.S. Holder holds our Shares, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. We urge U.S. investors to consult their tax advisors regarding the possible application of the PFIC rules.

You are strongly urged to consult your tax advisors regarding the impact of our being a PFIC in any taxable year on your investment in our Shares as well as the application of the PFIC rules.

ITEM 4.	INFORMATION ON THE COMPANY

A. History and Development of the Company

Corporate history and structure

We are a manufacturer and trader of stainless steel and carbon steel flanges and fittings products. Our history began with Luda HK which was incorporated in Hong Kong in 2004 and is principally engaged in the trading of steel flanges and fittings. Our Company is a holding company incorporated under the laws of the Cayman Islands with limited liability on October 21, 2021. Prior to the incorporation of our Company, the principal operations are carried out through Luda HK and Luda PRC which were founded by Mr. Ma Biu, our Controlling Shareholder. We have conducted a reorganization, primarily to facilitate our initial public offering, which was completed on December 19, 2023. The diagram below illustrates our corporate structure as of the date of this annual report:

For details of our principal shareholders’ ownership, please refer to the beneficial ownership table in “Item 6. Directors, Senior Management and Employees—E. Share Ownership”.

The background and ownership of our subsidiaries as of the date of this annual report are as follows:

Name	Background	Ownership
Luda BVI	Incorporated on October 25, 2021 under the laws of the BVI as an investment holding company and owned by Diamond Horses Group Limited prior to the reorganization. As part of the reorganization, Luda Cayman has entered into a sale and purchase agreement to acquire Luda BVI on August 14, 2023. The reorganization was completed on December 19, 2023.	100% owned by Luda Cayman
Luda HK	Incorporated on February 20, 2004 as a private company limited by shares under the laws of Hong Kong and owned by Diamond Horses Group Limited prior to the reorganization. As part of the reorganization, Luda BVI has entered into a sale and purchase agreement to acquire Luda HK on August 14, 2023. The reorganization was completed on December 19, 2023.	100% owned by Luda BVI
Luda PRC	Established by Luda HK and incorporated on April 4, 2005 as a private company limited by shares under the laws of the PRC.	100% owned by Luda HK.

Completion of the Initial Public Offering

On February 26, 2025, our Company entered into an underwriting agreement, with Revere Securities LLC as the representative of several underwriters named thereof, in connection with our initial public offering (“IPO”) of 2,500,000 ordinary shares, at a price of $4.00 per share. Our Company has also granted the underwriters a 45-day option to purchase up to an additional 375,000 Ordinary Shares to cover over-allotments (the “Over-Allotment Option”), if any.

The ordinary shares of our Company began trading on NYSE American LLC on February 27, 2025 under the ticker symbol “LUD”.

On April 7, 2025, our Company issued and sold to the underwriter 190,000 Ordinary Shares at a price of $4.00 per share, pursuant to the partial exercise of the Over-Allotment Option, resulting in additional gross proceeds of approximately $760,000. As a result, our Company has raised aggregate gross proceeds of $10,760,000 in the IPO, including the exercise of the Over-Allotment Option, prior to deducting underwriting discounts and commissions and estimated offering expenses payable by our Company.

Corporate Information

Our principal executive office is located at Unit H, 13/F, Kaiser Estate Phase 2, 47-53 Man Yue Street, Hung Hom, Kowloon, Hong Kong. Our phone number is + 852 2994 8774. Our registered offices Cayman Islands is located at the office of Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman, KY1 -1111, Cayman Islands.

Investors should submit any inquiries to the address and telephone number of our principal executive offices. We maintain a corporate website at www.ludahk.com. The information contained in, or accessible from, our website or any other website does not constitute a part of this annual report. Our agent for service of process in the United States is Cogency Global Inc., 122 East 42nd Street, 18th Floor, New York, NY 10168.

The SEC maintains a website at www.sec.gov that contains reports, proxy, and information statements, and other information regarding issuers that file electronically with the SEC using its EDGAR system.

See “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Capital Expenditures” for a discussion of our capital expenditures.

B. Business Overview

We are a manufacturer and trader of stainless steel and carbon steel flanges and fittings products. Our history began with Luda HK which was incorporated in Hong Kong in 2004 and is principally engaged in the trading of steel flanges and fittings. In 2005, the Company’s business expanded further upstream when Luda PRC was set up to commence the manufacturing of flanges and fittings with self-owned factory in China. We have established an operation history of over 20 years. We are principally engaged in (i) the manufacture and sale of stainless steel and carbon steel flanges and fittings products; and (ii) trading of steel pipes, valves, and other steel tubing products. We are headquartered in Hong Kong with manufacturing base in Taian City, Shandong Province of the PRC. Our sales network comprises customers from China, South America, Australia, Europe, Asia (excluding China) and North America and our customers comprise manufacturers and traders from the chemical, petrochemical, maritime and manufacturing industries.

Our Products

Our wide range of flanges and fittings products are used in various industries for construction of facilities, plants and equipment as well as some specific applications such as pressure equipment, marine and offshore applications. Products are available in a variety of sizes, shapes, and specifications to meet the specific requirements of different industries. We have the capabilities to manufacture our products in conformance with various countries’ standards.

Our in-house products — Steel flanges

We manufacture and sell a broad line of steel flanges, including the following:

Usage
Blind flange	Flange that seals off or terminates the end of a piping system, for instance, to seal a nozzle opening on a pressure vessel. It does not have a center hole (“bore”).
Slip on flange	Flange that resembles a ring that is placed over the pipe end, and connected to the pipe or the fittings by two fillet welds. The bore size of a slip-on flange is larger than the outside diameter of the connecting pipe.
Plate flange	Flange that resembles a circular disk that is welded onto the end of a pipe and allows it to be bolted to another pipe.
Thread flange	Flange that is joined to pipes with external threads, that can be attached without welding.
Welding neck flange	Flange that has a long tapered hub that can be welded with a pipe, typically used in high-pressure and high/low temperatures applications that require an unrestricted flow of the fluid.

Our in-house products — Steel fittings

We manufacture and sell a broad line of steel fittings, including the following:

Usage
Elbow	Changes the direction of fluid flow.
Reducer	Changes pipe size to meet hydraulic flow requirements.
Cap	Covers the end of a pipe.
Tee	Combines fluid flow from multiple branches.

Products sourced from external suppliers — Related steel piping products

In addition to the aforementioned in-house products manufactured at our plant, we also trade high-quality steel valves, steel pipes and other piping system components sourced from trusted external suppliers.

Our stainless-steel products are ideal for hazardous chemical and petrochemical environments, as they offer superior resistance to corrosion, high temperatures, and contamination risk. Most of our products are made from austenitic stainless steel, which offers good durability and is well-suited for demanding industrial applications.

We also provide carbon steel products, which are characterized by a higher carbon content and lower levels of other alloy metals. Carbon steel is generally a less expensive material than stainless steel and has lower resistance to corrosion and heat. However, certain properties of carbon steel products can be strengthened through forging and heat treatment to enhance their performance for specific applications and scenarios.

The table below sets out our revenue by product categories for the periods indicated:

	For the years ended December 31,
	2024		2023		2022
	US$	%	US$	%	US$	%
Fittings	13,617,429	30.4	9,784,712	19.0	9,375,836	18.8
Flanges	30,923,382	68.9	40,773,687	79.3	39,829,641	79.9
Others	322,619	0.7	869,655	1.7	645,657	1.3
Total	44,863,430	100.0	51,428,054	100.0	49,851,134	100.0

Production

We manufacture and offer our stainless steel and flanges fittings products that are of standardized design and specifications to our customers. The production process of our products varies model by model and our production process is certified under quality management systems ISO 9001:2015, Pressure Equipment Directive 2014/68/EU, AD2000-Merkblatt and API Specification Q1.

Steel flanges

The following chart illustrates the typical production workflow for steel flanges:

The production of steel flanges typically involves the following major steps:

Cutting. Cutting the steel billets into the required size and dimensions using cutting machinery.

Heating. Heating the sectioned billets to the required temperature in the furnace to achieve a malleable state for forging.

Forging. Shaping the heated steel billets into required die-cast flange shapes by applying compressive force.

Heat treatment. Put the die-cast flange shapes into a kiln at temperature of minimum 1,040 degree Celsius for the production of stainless-steel flanges or at lower temperature of about 900 degree Celsius for the production of carbon steel flanges and then cooling by running water or in air. This process is to fortify and to ensure the hardness, ductility, toughness, or magnetic properties of the flange shapes can achieve desired specifications.

Machining. Removing the iron oxide scales using computer numerical control (“CNC”) and lathe machines.

Finishing. Drill the specific number and size of holes on the flanges, stamp product measurement and other details on the surface of the flanges, paint and galvanize the flanges for corrosion protection.

Cleaning, Inspecting and Packing. The finished product is then cleaned and subject to final inspection before being packed and delivered to our customers.

The production process of steel flanges from cutting to packing takes approximately 20 to 30 days.

Steel fittings

The following chart illustrates the typical production workflow for steel fittings:

The production of steel fittings typically involves the following major steps:

Cutting. Cutting steel pipes to the required shape and size using cutting machinery.

Depending on the specification of products, one or more of the following processes will be performed to produce the steel fittings:

Hot forming. Heating the steel pipe with an induction heating coil and pushing it over a dye which allows the pipe to expand and bend simultaneously. This process is suited for fittings of carbon steel and alloy steel materials, and results in a rough form fittings.

Cold forming. Pushing the cut pipe through a dye and form into its desired shape.

Polishing and heat treatment. Put the die-cast flange shapes into a kiln at temperature of minimum 1,040 degree Celsius for the production of stainless-steel flanges or at lower temperature of about 900 degree Celsius for the production of carbon steel flanges and then cooling by running water or in air. This process is to fortify and to ensure the hardness, ductility, toughness, or magnetic properties of the flange shapes can achieve desired specifications.

Shot blasting. Removing impurities from the surface of the steel fittings by using mechanical device.

Bevelling and reforming. Smoothing out the ends of the steel fitting part.

Finishing. Stamp product measurement and other details on the surface of the steel fittings, paint and galvanize the steel fittings for corrosion protection.

Inspecting and Packaging. The finished product is then inspected before being packed and delivered to our customers, including reviewing its traceability, visual and surface inspection.

The production process of steel fittings from cutting to packing takes approximately 20 to 30 days.

Production capacity

Our factory is located in Taian City, Shandong Province of the PRC with total plant area of approximately 21,914 square meters (“sq m”). The manufacturing process is certified under quality management systems ISO 9001:2015, Pressure Equipment Directive 2014/68/EU, AD2000-Merkblatt and API Specification Q1.

Customers

For the years ended December 31, 2024, 2023 and 2022, we transacted with customers globally, which includes listed companies or state-owned enterprises in the PRC.

For the years ended December 31, 2024, 2023 and 2022, we had the following customers that accounted for more than 10% of our revenue:

	For the years ended December 31,
	2024		2023		2022
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Major customers representing more than 10% of the Company’s revenues
Customer A	$8,228,966	18.3%	$442,554	0.9%	$3,263,319	6.5%
Customer B	5,957,404	13.3%	8,390,058	16.3%	4,810,176	9.6%
Customer C	5,560,578	12.4%	3,280,721	6.4%	-	-
Customer D	4,497,689	10.0%	15,852,474	30.8%	11,066,180	22.2%
Total	$24,244,637	54.0	$27,965,807	54.4%	$19,139,675	38.3%

Suppliers

For the years ended December 31, 2024, 2023 and 2022, our suppliers are based in PRC who provide us with steel billets, finished and semi-finished steel flanges and pipe fittings. Depending on each client’s specific needs, we purchase specific types of stainless-steel billet and different manufacturing techniques are used for processing raw materials into finished goods to make sure the products meet customer’s quality standard.

We purchase our raw materials from a variety of sources and consolidate purchases among our top suppliers to improve cost and delivery terms. We maintain flexibility to purchase raw materials from a variety of sources to optimize cost efficiency and delivery lead time.

For the years ended December 31, 2024, 2023 and 2022, we had the following suppliers which accounted for more than 10% of our purchase:

	For the years ended December 31,
	2024		2023		2022
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Major suppliers representing more than 10% of the Company’s purchase
Supplier A	$2,669,726	8.4%	$11,425,454	23.8%	$8,387,625	17.6%
Supplier B	3,939,174	12.4%	4,147,801	8.7%	1,875,765	3.9%
Supplier C	4,651,267	14.7%	3,390,540	7.1%	4,617,742	9.7%
Total	$11,260,167	35.5%	$18,963,795	39.6%	$14,881,132	31.2%

Sales and Marketing

Our sales team is responsible for exploring business opportunities and maintaining customer relationships. The team will also coordinate with sales representatives and external agents based in Brazil, Korea, and the PRC and seek to expand our overseas network.

Over the years, we have built up a broad and diversified customer base. Most of our customers are in the PRC and the rest are spread across the globe. The table below shows the breakdown of sales revenue by geographical locations of our customers during the period under review:

		FY2024	FY2023		FY2022
	Sales Amount	As %	Sales Amount	As %	Sales Amount	As %
Revenue by International Markets:	(In USD)	of Sales	(In USD)	of Sales	(In USD)	of Sales

People’s Republic of China	$36,863,348	82.2%	$45,237,236	88.0%	$41,979,895	84.2%
South America	4,100,965	9.1%	2,769,090	5.3%	2,661,530	5.3%
Australia	1,802,150	4.0%	1,373,689	2.7%	2,190,001	4.4%
Asia excluding PRC	871,783	1.9%	888,563	1.7%	635,621	1.3%
Europe	368,772	0.8%	666,772	1.3%	1,254,915	2.5%
North America	699,013	1.6%	445,423	0.9%	1,100,483	2.2%
Others	157,399	0.4%	47,281	0.1%	28,689	0.1%
Total revenue	44,863,430	100%	$51,428,054	100%	$49,851,134	100%

Seasonality

Generally, we do not experience any material seasonality in our business.

Competition

We operate in a highly fragmented and competitive industry and believe that factors which affect competitiveness in our business include pricing and quality, range of products and the product certifications and lead time to delivery. There were estimated to be more than 1,000 pipe fittings manufacturers/companies in PRC.

Permits and licenses

As of the date of this annual report, we and the operating entities have received from PRC government authorities all requisite permits or licenses needed to engage in the businesses currently conducted in China. Such permits and licenses include Business License, Special Equipment Registration and Certificate of High and New Technology Enterprises. The following table provides details on the material permits and licenses held by Luda PRC.

Description of approval/ license/permit/other regulatory requirements	Date of issue	Date of expiration	Regulatory authority
Business License (No. 913709007731521882)	April 20, 2020	April 3, 2035	Administration for Market Regulation of Taian
Production License of Special Equipment People’s Republic of China (Serial No. TS2737538- 2027)	March 6, 2023	March 5, 2027	Administration for Market Regulation of Shandong
A total of 56 Certificates of Type Test of Special Equipment in relation to the production of pressure pipeline components	From March 17, 2023 to April, 28, 2024	No expiration date	Hebei Special Equipment Supervision and Inspection Institute
Certificate of High and New Technology Enterprises (No. GR202337003102)	November 29, 2023	November 29, 2026	Department of Science & Technology of Shandong Province Shandong Provincial Department of Finance Shandong Provincial Tax Service, State Taxation Administration
Customs Declaration Entity Registration (No. 3709942919)	September 11, 2014	No expiration date	Customs of PRC, Taian Branch
Discharges of Pollutants from Stationary Sources of Pollution Registration (No. 913709007731521882001Z)	October 27, 2020	October 26, 2025	Taian Environmental Protection Bureau
Food Business License (No. JY33709830042776)	May 17, 2022	May 16, 2027	Administrative Approval Service Bureau of Feicheng City, Taian
Certificate of Motor Vehicle Registration (No. Lu J635NF)	May 24, 2023	No expiration date	Taian Traffic Police Detachment, Public Security Bureau
Special Equipment Utilization Registration (Serial No. Che 11 Lu J40094(19))	June 26, 2019	No expiration date	Administration for Market Regulation of Taian
Special Equipment Utilization Registration (Serial No. Che 11 Lu J40138(18))	October 26, 2018	No expiration date	Taian Quality and Technical Supervision Bureau
Special Equipment Utilization Registration (Serial No. Che 11 Lu J40033 (19))	April 12, 2019	No expiration date	Administration for Market Regulation of Taian
Certificate of Special Equipment Service Registration (Serial No. Qi 27 Lu JB0021(15))	July 13, 2015	No expiration date	Taian Quality and Technical Supervision Bureau
Special Equipment Utilization Registration (Serial No. Qi 17 Lu J40129 (18))	September 14, 2018	No expiration date	Taian Quality and Technical Supervision Bureau
Special Equipment Utilization Registration (Serial No. Qi 17 Lu JB0195 (13))	September 3, 2013	No expiration date	Taian Quality and Technical Supervision Bureau
Planning Permit of Construction Engineering (Serial No. Jian Zi No. 370983202310026)	July 18, 2023	No expiration date	Feicheng Natural Resources and Planning Bureau
Building Construction Permit (Serial No.370983202310120101)	October 12, 2023	No expiration date	Administrative Approval Service Bureau of Feicheng City, Taian
Building Construction Completion and Acceptance Permit (Serial No.3709832310090002)	August 2, 2024	No expiration date	Taian Building Construction Quality Supervision Station

Intellectual Property

Our success and future revenue growth depend, in part, on our ability to protect our intellectual property. We rely primarily on patents, trademarks, copyrights and trade secret laws, as well as confidentiality procedures, to protect our proprietary technologies and processes. We rely on a combination of trademark law and confidentiality and non-disclosure agreements to protect our intellectual property rights. We also regularly monitor any infringement or misappropriation of our intellectual property rights.

As of the date of this annual report, we have registered the following trademarks:

Nature and description of Intellectual Property Right (including Intellectual Property Number)	Granted by	Date of Approval	Duration of right (including expiry date)	Right of renewal	Other remarks	Acquisition Method	Encumbrance
(19024680)	Trademark Office of National Intellectual Property Administration, PRC (“Trademark Office”)	June 21, 2017	June 20, 2027	Subject to an application within 12 months before the expiry of the duration of right.	Classification:6 Flanges of metal; Stainless flanges; Carbon steel flanges; welding neck flanges; forging flanges	Original Acquisition	Nil
(6332104)	Trademark Office	March 28, 2020	March 27, 2030	Subject to an application within 12 months before the expiry of the duration of right.	Classification:6 Flanges of metal	Original Acquisition	Nil
(19024679)	Trademark Office	March 7, 2017	March 6, 2027	Subject to an application within 12 months before the expiry of the duration of right.	Classification:6 Steel alloy; Valves of metal (other parts of machines); Elbows of metal for pipes; Junctions of metal for pipes; Flanges of metal; Stainless flanges; Carbon steel flanges; welding neck flanges; forging flanges	Original Acquisition	Nil

As of the date of this annual report, we have registered the following patents:

No.	Patent number	Patent type	Registration Date	Expiration Date	Acquisition Method	Registered Owner	Encumbrance
1	2016201637952	Utility model patent – Small pipe fitting for typewriting	March 4, 2016	March 3, 2026	Derivative Acquisition	Luda PRC	Nil

2	2016201638014	Utility model patent – Device for collecting dust and iron particles from a grinder	March 4, 2016	March 3, 2026	Derivative Acquisition	Luda PRC	Nil

3	2016205291864	Utility model patent – Gas forging tank door	June 3, 2016	June 2, 2026	Original Acquisition	Luda PRC	Nil

4	2016205291883	Utility model patent – Blanking mold for flange production	June 3, 2016	June 2, 2026	Original Acquisition	Luda PRC	Nil

5	2016205291898	Utility model patent – Manual cutter gauge	June 3, 2016	June 2, 2026	Original Acquisition	Luda PRC	Nil

6	2016205291915	Utility model patent – Gas forging loading car	June 3, 2016	June 2, 2026	Original Acquisition	Luda PRC	Nil

7	2016205291934	Utility model patent – Mobile platform for equipment inspection	June 3, 2016	June 2, 2026	Original Acquisition	Luda PRC	Nil

8	2016205291953	Utility model patent – Platform for pipe repair	June 3, 2016	June 2, 2026	Original Acquisition	Luda PRC	Nil

9	2019211728203	Utility model patent – Large diameter blind plate hooks	July 24, 2019	July 23, 2029	Original Acquisition	Luda PRC	Nil

10	2019211728383	Utility model patent – Debris protection device for CNC drilling machine	July 24, 2019	July 23, 2029	Original Acquisition	Luda PRC	Nil

11	2019211728398	Utility model patent – Simple CNC lathe protective cover	July 24, 2019	July 23, 2029	Original Acquisition	Luda PRC	Nil

12	2019211728260	Utility model patent – Elbow pipe blasting equipment	July 24, 2019	July 23, 2029	Original Acquisition	Luda PRC	Nil

13	2019211735527	Utility model patent – Device for grabbing hot raw materials from a high-heat furnace	July 24, 2019	July 23, 2029	Original Acquisition	Luda PRC	Nil

14	2019211728379	Utility model patent – Twist drill bit and drill sleeve storage toolbox	July 24, 2019	July 23, 2029	Original Acquisition	Luda PRC	Nil

15	2019211735531	Utility model patent – Automatic briquetting device for flange debris	July 24, 2019	July 23, 2029	Original Acquisition	Luda PRC	Nil

No.	Patent number	Patent type	Registration Date	Expiration Date	Acquisition Method	Registered Owner	Encumbrance
16	2019211735508	Utility model patent – Automatic conveyor device for transporting round steel	July 24, 2019	July 23, 2029	Original Acquisition	Luda PRC	Nil

17	201921173557X	Utility model patent – Automatic double-sided bevelling machine	July 24, 2019	July 23, 2029	Original Acquisition	Luda PRC	Nil

18	2019211735512	Utility model patent – Conveyor device for connecting regenerative heating furnace and reaming machine	July 24, 2019	July 23, 2029	Original Acquisition	Luda PRC	Nil

19	2021108658194	Invention patent – An intelligent hydraulic baler	July 29, 2021	July 28, 2041	Original Acquisition	Luda PRC	Nil

20	2021108658315	Invention patent – Pipe bending welding device for metal products processing	July 29, 2021	July 28, 2041	Original Acquisition	Luda PRC	Nil

21	2021230937926	Utility model patent – Connecting type shot blasting machine with a guard mechanism	December 10, 2021	December 9, 2031	Original Acquisition	Luda PRC	Nil

22	2021231126942	Utility model patent – Vertical drilling machine with improved drilling accuracy	December 10, 2021	December 9, 2031	Original Acquisition	Luda PRC	Nil

23	2021231225685	Utility model patent – Automatic hole reaming machine with a hole adjustment mechanism	December 10, 2021	December 9, 2031	Original Acquisition	Luda PRC	Nil

24	2021231133113	Utility model patent – A CNC lathe positioning clamping device	December 10, 2021	December 9, 2031	Original Acquisition	Luda PRC	Nil

25	2022206287433	Utility model patent – High- efficiency double- chamber heat storage burner forging heating furnace	March 22, 2022	March 21, 2032	Original Acquisition	Luda PRC	Nil

26	2021200174583	Utility model patent – An industrial marking machine with pre- cleaning function	January 4, 2021	January 3, 2031	Original Acquisition	Luda PRC	Nil

27	2021200051418	Utility model patent – A kind of fixing device for bending pipe welding which is easy to limit position	January 4, 2021	January 3, 2031	Original Acquisition	Luda PRC	Nil

28	2021200174598	Utility model patent – High- efficiency closed cooling tower capable of preventing dust pollution	January 4, 2021	January 3, 2031	Original Acquisition	Luda PRC	Nil

29	2021200046072	Utility model patent – Automate tapping machine	January 4, 2021	January 3, 2031	Original Acquisition	Luda PRC	Nil

30	2021228794799	Utility model patent – Drill bit grinding machine with liquid-cooled structure	November 23, 2021	November 22, 2031	Original Acquisition	Luda PRC	Nil

No.	Patent number	Patent type	Registration Date	Expiration Date	Acquisition Method	Registered Owner	Encumbrance
31	2021228869189	Utility model patent – Water-saving automatic pass-through type workpiece spray cleaning machine	November 23, 2021	November 22, 2031	Original Acquisition	Luda PRC	Nil

32	2021228794905	Utility model patent – Automatic packaging machine with cutting function	November 23, 2021	November 22, 2031	Original Acquisition	Luda PRC	Nil

33	2022215716616	Utility model patent – A kind of flange machining jig	June 22, 2022	June 21, 2032	Original Acquisition	Luda PRC	Nil

34	2023210588781	Utility model paten – A kind of stainless steel shaped flange	May 6, 2023	May 5, 2033	Original Acquisition	Luda PRC	Nil

35	2023210588739	Utility model paten – A flange welding device for flange fittings production	May 6, 2023	May 5, 2033	Original Acquisition	Luda PRC	Nil

36	2023211868281	Utility model paten – A kind of automatic welding equipment for metal pipe fittings	May 17, 2023	May 16, 2033	Original Acquisition	Luda PRC	Nil

37	2023214496878	Utility model paten – A new type of flange surface roughness meter	June 8, 2023	June 7, 2033	Original Acquisition	Luda PRC	Nil

38	2024204064571	Utility model patent – Surface pretreatment device for forging pipe fittings processing	March 4, 2024	March 3, 2034	Original Acquisition	Luda PRC	Nil

39	2024204064590	Utility model patent – One step device for forging tee pipe fittings	March 4, 2024	March 3, 2034	Original Acquisition	Luda PRC	Nil

40	2024204064618	Utility model patent – Pipe fitting packaging positioning mechanism for pipe fitting production	March 4, 2024	March 3, 2034	Original Acquisition	Luda PRC	Nil

41	2024206606457	Utility model patent – A new type of flange production mold	April 2, 2024	April 1, 2034	Original Acquisition	Luda PRC	Nil

42	2019201616767	Utility model patent – Automatic flange cleaning device	January 30, 2019	January 29, 2029	Original Acquisition	Luda PRC	Being pledge to Luda PRC’s loan at Bank of Taian, Feicheng Branch

43	201920161409X	Utility model patent – Packing rack	January 30, 2019	January 29, 2029	Original Acquisition	Luda PRC	Being pledge to Luda PRC’s loan at Bank of Taian, Feicheng Branch

44	2019201623845	Utility model patent – Processing tool for double groove welding	January 30, 2019	January 29, 2029	Original Acquisition	Luda PRC	Being pledge to Luda PRC’s loan at Bank of Taian, Feicheng Branch

45	2019201701331	Utility model patent – Auxiliary spreader to support spraying and hoisting of pipe fitting	January 31, 2019	January 30, 2029	Original Acquisition	Luda PRC	Being pledge to Luda PRC’s loan at Bank of Taian, Feicheng Branch

No.	Patent number	Patent type	Registration Date	Expiration Date	Acquisition Method	Registered Owner	Encumbrance
46	2019201701897	Utility model patent – Auxiliary frame to lift blind plates	January 31, 2019	January 30, 2029	Original Acquisition	Luda PRC	Being pledge to Luda PRC’s loan at Bank of Taian, Feicheng Branch

47	2019113854563	Invention patent – Cutting mechanism for fully automatic stainless-steel tube cutting	December 28, 2019	December 27, 2039	Derivative Acquisition	Luda PRC	Being pledge to Luda PRC’s loan at Bank of Taian, Feicheng Branch

48	2018213946443	Utility model patent – Workpiece inspection device	August 28, 2018	August 27, 2028	Original Acquisition	Luda PRC	Being pledge to Luda PRC’s loan at Bank of Taian, Feicheng Branch

49	2018213953080	Utility model patent – New borehole flange drilling tool	August 28, 2018	August 27, 2028	Original Acquisition	Luda PRC	Being pledge to Luda PRC’s loan at Bank of Taian, Feicheng Branch

50	2018213935754	Utility model patent – Multi-purpose mold to slide flanges for forging	August 28, 2018	August 27, 2028	Original Acquisition	Luda PRC	Being pledge to Luda PRC’s loan at Bank of Taian, Feicheng Branch

51	2018213953095	Utility model patent – Double- headed groove equipment	August 28, 2018	August 27, 2028	Original Acquisition	Luda PRC	Being pledge to Luda PRC’s loan at Bank of Taian, Feicheng Branch

52	2017216684359	Utility model patent – Set of mold used to make high-necked flanges	December 5, 2017	December 4, 2027	Original Acquisition	Luda PRC	Being pledge to Luda PRC’s loan at Bank of Taian, Feicheng Branch

53	2019201701350	Utility model patent – caliper tool too for flange forging	January 31, 2019	January 30, 2029	Original Acquisition	Luda PRC	Being pledge to Luda PRC’s loan at Bank of Taian, Feicheng Branch

54	2022205352933	Utility model patent – A new type of natural gas furnace environmental protection nitrogen oxide treatment device	March 14, 2022	March 13, 2032	Original Acquisition	Luda PRC	Being pledge to Luda PRC’s loan at Postal Savings Bank of China, Feicheng Branch

55	2022205353669	Utility model patent – High safety fiber laser cutting machine	March 14, 2022	March 13, 2032	Original Acquisition	Luda PRC	Being pledge to Luda PRC’s loan at Postal Savings Bank of China, Feicheng Branch

56	2022206287556	Utility model patent – Magnetic pipe cutting machine for easy cleaning of iron chips	March 22, 2022	March 21, 2032	Original Acquisition	Luda PRC	Being pledge to Luda PRC’s loan at Postal Savings Bank of China, Feicheng Branch

57	2022215202078	Utility model patent – Flange processing reverse mechanism	June 17, 2022	June 16, 2032	Original Acquisition	Luda PRC	Being pledge to Luda PRC’s loan at Postal Savings Bank of China, Feicheng Branch

58	2022215202097	Utility model patent – Cooling device for flange forging production	June 17, 2022	June 16, 2032	Original Acquisition	Luda PRC	Being pledge to Luda PRC’s loan at Postal Savings Bank of China, Feicheng Branch

59	2022215689322	Utility model patent – Receiver flange grinding and rust removal device	June 22, 2022	June 21, 2032	Original Acquisition	Luda PRC	Being pledge to Luda PRC’s loan at Postal Savings Bank of China, Feicheng Branch

60	2022223647317	Utility model patent – Flange rotary machining platform	September 6, 2022	September 5, 2032	Original Acquisition	Luda PRC	Being pledge to Luda PRC’s loan at Postal Savings Bank of China, Feicheng Branch

As of the date of this annual report, we have registered the following copyrights:

	Category of	Date of completion of	Date of Initial	Registered
Copyright number	Works	work	Publication	Owner

Guo Zuo Deng Zi-2014-F-00143945	Art	May 1, 2005	May 1, 2005	Luda PRC

Awards and accreditations

As of the date of this annual report, our Company received the following awards and accreditations:

	Date of	Date of	Regulatory
Description of awards/accreditations	issue	expiration	authority

Certificate in relation to Manufacturing and Sales of Steels Flanges, Forgings and Pipe Fittings (Certificate Registration No. TUV100083155)	February 13, 2024	February 12, 2027	TUV SUD Asia Pacific TUV SUD Group

	Date of	Date of	Regulatory
Description of awards/accreditations	issue	expiration	authority

QTR Qualification Test Record NORSOK M-650	February 4, 2021	April 27, 2026	TUV SUD Industries Service GmbH

ABS Certificate of Forging Facility and Process Approval in relation to Steel Forging and Stainless Steel Forging components for marine applications (Certificate No. FOR-T2442346)	August 31, 2023	October 23, 2028	ABS

Recognition for BV MODE II SCHEME (Certificate No. SMS.W.II./122215/B.0)	July 27, 2023	August 8, 2027	Bureau Veritas Marine & Offshore

Approval of Manufacturer Certificate (Certificate No. AMMM00002KR)	December 6, 2022	September 12, 2025	DNV GL

Certificate of Works Approval in relation to Forging and Steel Forgings (Certificate No. QD23PWA00047_01)	October 18, 2023	October 30, 2027	China Classification Society

Certificate of Works Approval in relation to Steel Pipe Fittings (Certificate No. QD23PWA00047_02)	October 18, 2023	October 30, 2027	China Classification Society

Certificate of Registration in relation to Manufacture of Steel Flanges, Forgings and Pipe Fittings (Registration No. Q1-2235)	March 31, 2024	March 31, 2027	American Petroleum Institute

Certificate of Registration in relation to Manufacture of Steel Flanges, Forgings and Pipe Fittings in relation to ISO 9001:2015 (APIQR Registration No. 2331)	March 31, 2024	March 31, 2027	American Petroleum Institute Quality Registrar (APIQR)

Certificate in relation to forged flanges and seamless pipe fittings (Certificate No. DGR-0036-QS-W 681/2015/MUC-001)	March 3, 2024	February 27, 2027	TUV SUD Industries Service GmbH

Registration of Fittings in relation to comply with the requirements of PIPE FLANGES AND FLANGED FITTINGSNPS 1/2 THROUGH NPS 24 (ASME B16.5) (Registration No. 0B09888.52)	November 18, 2015	October 16, 2025	Technical Standards & Safety Authority (TSSA)

Registration of Fittings in relation to comply with the requirements of PIPE FLANGES AND FLANGED FITTINGSNPS 1/2 THROUGH NPS 24 (ASME B16.5) (CRN 0B9888.5RI)	October 16, 2015	October 16, 2025	Technical Standards & Safety Authority (TSSA)

Registration of Fittings in relation to comply with the requirements of PIPE FLANGES AND FLANGED FITTINGSNPS 1/2 THROUGH NPS 24 (ASME B16.5) (CRN CSA-0B9888.56R1)	December 17, 2015	October 16, 2025	Technical Standards & Safety Authority (TSSA)

Registration of Fittings in relation to comply with the requirements of FACTORY-MADE WROUGHT BUTTWELDING FITTINGS (ASME B16.9) (CRN 0B9888.54)	December 15, 2015	October 16, 2025	Technical Standards & Safety Authority (TSSA)

	Date of	Date of	Regulatory
Description of awards/accreditations	issue	expiration	authority

Registration of Fittings in relation to comply with the requirements of FACTORY-MADE WROUGHT BUTTWELDING FITTINGS (ASME B16.9) (CRN 0A10221.5R1)	December 9, 2015	December 9, 2025	Technical Standards & Safety Authority (TSSA)

Registration of Fittings in relation to comply with the requirements of FACTORY-MADE WROUGHT BUTTWELDING FITTINGS (ASME B16.9) (Registration No. 0A10221.52)	January 5, 2016	December 9, 2025	Technical Standards & Safety Authority (TSSA)

Registration of Fittings in relation to comply with the requirements of FACTORY-MADE WROUGHT BUTTWELDING FITTINGS (ASME B16.9) (CRN CSA-0A10221.56R1)	January 12, 2016	December 9, 2025	Technical Standards & Safety Authority (TSSA)

Registration of Fittings in relation to comply with the requirements of FACTORY-MADE WROUGHT BUTTWELDING FITTINGS (ASME B16.9) (CRN 0A10221.521)	February 2, 2016	December 9, 2025	Technical Standards & Safety Authority (TSSA)

Environmental Management System Certificate (Certificate No. ZM034124E33431R0M)	November 22, 2024	November 21, 2027	Shan Dong ZhengMing Certification Service Co., Ltd.

Occupational Health and Safety Management System Certificate (Certificate No. ZM034124S33432R0M)	November 22, 2024	November 21, 2027	Shan Dong ZhengMing Certification Service Co., Ltd.

Energy Management System Certificate (Certificate No. ZM034124EN30051R0M)	November 22, 2024	November 21, 2027	Shan Dong ZhengMing Certification Service Co., Ltd.

Certificate of Authority to use Official API Monogram (in the scope of Blind and Test Flanges at PSL1, Psl2) (License Num. 6A-2260)	March 3, 2024	March 31, 2027	American Petroleum Institute

Approval of Steel Forgings (in the scope of Steel forgings, Carbon, Carbon/Manganese Steel. Maximum weight 450kg/0.45 tons) (Certificate No. LR2032729WA)	October 20, 2023	October 19, 2026	Lloyd’s Register

CRC — Certificado de Registro Cadastral (Certificate No. 7000251993-0)	January 31, 2025	January 27, 2026	PETROBRAS

Facilities

Our principal executive office is located in Hong Kong, where we leased an office space from a related party, Won Fittings Company Limited, with an aggregate area of approximately 3,460 square feet, with a lease term from April 1, 2024 to March 31, 2025. The tenancy agreement has been renewed with a lease term from April 1, 2025 to March 31, 2026. The tenancy agreement of Luda HK has a monthly rent of HK$53,000 (approximately US$6,795) and may not be terminated during the lease term.

There is no private land ownership in China. Individuals and entities are permitted to acquire land use rights for specific purposes and for limited periods. Upon expiration of the term of grant, renewal is possible subject to the payment of a new land premium and execution of a new land grant contract. Granted land use rights are transferable and may be used as security for borrowings and other obligations.

We believe that the offices and product facilities that we currently own in the PRC and/or leased in Hong Kong are adequate to meet our needs for the immediate future. As of the date of this annual report, we own the following properties:

No.	Address	Estate Rights No.	Certificate No.	Usage	Size	Tenure	Encumbrance
1	High-tech zone, Feicheng City	Lu (2016) Fei Cheng Shi Budongchanquan No. 0001526	Lu Fei Cheng Guoyong (2013) No.040003	Office and Production	Area of land: 25,702.39 sq m Area of plant comprising two (2) properties on land: (1) F0006: 3,787.2m2; (2) F0010: 3,704.01m2	Land use rights from March 26, 2013 to March 26, 2063	Mortgaged to Luda PRC’s loan at Shandong Feicheng Rural Commercial Bank Co., Ltd

2	High-tech zone, Feicheng City	Lu (2021) Fei Cheng Shi Budongchanqua No. 0081166	Lu Fei Cheng Guoyong (2007) No.040038	Production	Production Area of land: 29,544.54 sq m Area of plant comprising eight (8) properties on land: 14,423.61 sq m	Land use rights from December 31, 2006 to December 31, 2056	Mortgaged to Luda PRC’s loan at Bank of China, Feicheng Branch

3	No. 20-157 Qian Fo Shan Road, Dong Ying City	Lu (2020) Dong Ying Shi Budongchanquan No. 0249808	N/A	Commercial use	Exclusive and shared floor area: 84.24 sq m and 2.68 sq m	Until August 22, 2052	Nil

4	Room 302, Unit 1, Building 33, No. 89, Shizhong Road, Shikou Town, Dongying District	Lu (2024) Dong Ying Shi Budongchanqua No. 0066978	Dong Guoyong (2014) No.014140	Commercial /Residential	Building Area: 116.07 sq m	Land use rights from September 18, 2013 to September 17, 2083	Nil

5	Room 502, Unit 1, Building 29, No. 89, Shizhong Road, Shikou Town, Dongying District	Lu (2024) Dong Ying Shi Budongchanquan No. 0066976	Dong Guoyong (2014) No.014140	Commercial /Residential	Building Area: 103.38 sq m	Land use rights from September 18, 2013 to September 17, 2083	Nil

Our Competitive Strengths

Experienced management team

Our Company is headed by our Chief Executive Officer, Mr. Ma Biu who is the founder of the Company and Chief Operating Officer, Ms. Liu Liangping who joined the Company since 2007. Our management team also comprises technical team members and experts in the flange and pipe fitting industry, including the General Manager, Deputy General Manager and Head of Production who have been serving the Company for more than 10 years. We are confident that our management teams’ profound knowledge and experience will serve as a solid foundation to our success in the business and enable us to stay competitive and capture market opportunities.

Broad product portfolio

We offer an extensive range of approximately 12,000 types of products under four main categories, namely carbon steel flanges, stainless steel flanges, carbon steel fittings and stainless-steel fittings. The diverse product range can cater for the requirement of customers from different industries.

Solid customer base and established reputation

For the year ended December 31, 2024, 2023 and 2022, we transacted with customers globally, which includes listed companies or state-owned enterprises in the PRC. We have accumulated specialized knowledge and good understanding of product requirements that meet the specific application of our customers, particularly in the chemical and petrochemical industries. We have established our reputation by consistently delivered quality products of different material grade and technical specifications that satisfy customers’ requirements.

Established business relationships with suppliers

Our raw materials and products are sourced from approved vendors, who are reliable and reputable manufacturers, stockists, and traders. Through our years of partnership, we have established a stable relationship with our suppliers and we are able to secure timely and reliable supplies for our production needs.

Stringent quality control systems

Luda PRC has been awarded ISO 9001:2015, as well as Pressure Equipment Directive 2014/68/EU, Annex I, Section 4.3 and AD 2000-Merkblatt W 0 and EN764-5, Para 4.2 and Norsok M-650. The Pressure Equipment Directive is a mandatory standard in Europe and Norsok M-650 is a manufacturing qualification specific to the Norwegian offshore industry that is an internationally trusted certification. We are able to manufacture in conformance with international product and quality management standards.

Technological achievements from research and development

We proactively engaged in research and development in our in-house laboratory. We are awarded the Certificate of High and New Technology Enterprises by PRC government as a testament of our technological achievements. Since 2016, we have registered 57 utility patents and 3 invention patents for tooling and equipment to enhance our production of steel flanges and fittings products.

Regulations

Laws and Regulations in the PRC

Laws and Regulations In Relation to Foreign Investment

Foreign Investment Law

On March 15, 2019, the National People’s Congress promulgated the Foreign Investment Law of the PRC, or the Foreign Investment Law, which came into effect on January 1, 2020 and replaced the three major existing laws regulating foreign investment in PRC, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino -foreign Cooperative Joint Venture Enterprise Law of the PRC and the Wholly Foreign-invested Enterprise Law of the PRC, together with their implementation rules and ancillary regulations. Meanwhile, the Regulations for the Implementation of the Foreign Investment Law was promulgated by the State Council on December 26, 2019 and came into force as of January 1, 2020, which provided clarification and elaboration for the relevant provisions of the Foreign Investment Law. The organization form, organization and activities of foreign-invested enterprises shall be governed, among others, by the PRC Company Law and the PRC Partnership Enterprise Law. Foreign-invested enterprises set up prior to the implementation of the Foreign Investment Law may retain the original business organization and so on within five years after the implementation of this Law.

The Foreign Investment Law is legislated to further expand opening-up, vigorously promote foreign investment and protect the legitimate rights and interests of foreign investors. According to the Foreign Investment Law, foreign investments are entitled to pre-entry national treatment and are subject to negative list management system. The pre-entry national treatment refers to the treatment given to foreign investors and their investments at the stage of investment access shall not be less favorable than that of domestic investors and their investments. The negative list management system means that the state implements special administrative measures for access of foreign investment in specific fields.

Foreign investors’ investment, earnings and other legitimate rights and interests in PRC shall be protected in accordance with the law, and all national policies on supporting the development of enterprises shall equally apply to foreign-invested enterprises. Among others, the state ensures that foreign-invested enterprises participate in the formulation of standards in an equal manner and that foreign -invested enterprises participate in government procurement activities through fair competition according to the law. Further, the state shall not expropriate any foreign investment except under special circumstances. In special circumstances, the state may levy or expropriate the investment of foreign investors under the law for the need of the public interest. The expropriation and requisition shall be conducted in accordance with legal procedures and timely and reasonable compensation shall be provided. In carrying out business activities, foreign-invested enterprises shall comply with relevant laws and regulations on labor protection.

Foreign Investment Industrial Policy

Investment activities in the PRC by foreign investors are principally governed by the Catalog of Industries for Encouraging Foreign Investment, or the Encouraging Catalog, and the Special Administrative Measures for Access of Foreign Investments, or the Negative List, which were promulgated and are amended from time to time by the Ministry of Commerce of the PRC, or MOFCOM and the National Development and Reform Commission, or NDRC, and together with the Foreign Investment Law and their respective implementation rules and ancillary regulations. The Encouraging Catalog and the Negative List provide the basic regulatory framework for foreign investment in the PRC, classifying businesses into three categories regarding foreign investment: “encouraged,” “restricted,” and “prohibited.” On October 26, 2022, the MOFCOM and the NDRC released the Catalog of Industries for Encouraging Foreign Investment (2022 Edition), which became effective on January 1, 2023, to substitute the previous one. On September 6, 2024, the MOFCOM and the NDRC promulgated the Special Administrative Measures for Access of Foreign Investments (Negative List) (2024 Edition), or the Negative List 2024, which came into force on November 1, 2024, to replace the previous Negative List.

Laws and Regulations In Relation to Workplace Safety and Special Equipment

Production Safety Law

In accordance with the Production Safety Law of the PRC, which took effect on November 1, 2002 and subsequently amended on August 31, 2014 and June 10, 2021, and other laws and regulations to production safety, production enterprises shall strengthen work safety management, enhance work safety conditions, promote work safety standardization and improve work safety levels. The entity which does not meet safety conditions prescribed by this law and other relevant laws, administrative regulations, and national or industry standards should not engage in production and the other business activities. To assure work safety rules being observed in production process, business entities should establish and improve work safety responsibility systems and work safety policies which specify the responsible person for each position, the scope of duties and the evaluation criteria. Business entities shall provide their employees with labor protection products and work safety training. Where the primary person in charge of a business entity fails to perform his or her duties in work safety as provided for in the Production Safety Law, he or she would be subject to legal liabilities regarding the seriousness of work safety accident.

Use of Special Equipment

Pursuant to the Law of the PRC on the Safety of Special Equipment promulgated on June 29, 2013 and effective on January 1, 2014, special equipment refers to boilers, pressure vessels (including gas cylinders), pressure pipelines, elevators, cranes, passenger cable -ways, large entertainment facilities and in-plant (in-factory) special motor vehicles that involve great danger to the personal and property safety, as well as other special equipment applicable to the law according to relevant laws and administrative regulations. Special equipment producers shall be licensed by the relevant department in charge of the safety supervision and administration of special equipment before engaging in relevant production activities. Special equipment users shall use special equipment produced with a permit and passing inspection, and such users shall, before or within 30 days after putting special equipment to use, register the use with the department responsible for special equipment safety supervision and administration, obtain a use registration certificate. The entities using special equipment shall have special equipment safety management personnel, testing personnel and operating personnel with corresponding qualifications in accordance with the relevant state provisions. They shall conduct routine maintenance and regular self-check of the special equipment used by them and conduct regularly check and repair the safety accessories and safety protection devices, and keep records thereof.

In addition to the regulations above, according to the Regulations on Safety Supervision over Special Equipment issued on March 11, 2003 and amended by the State Council on January 24, 2009, special equipment users shall make a request for the periodic inspection to a special equipment inspection and testing institution as required by the safety technical codes for the periodic inspection.

Laws and Regulations In Relation to Product Quality

Product Quality

The principal legal provisions on product liability are set out under the Product Quality Law of the PRC issued by the Standing Committee of the National People’s Congress, or SCNPC, on February 22, 1993 and was recently amended on December 29, 2018. The Product Quality Law requests that the producers shall have their own proper regulations for the management of product quality, rigorously implementing quality regulations, quality liabilities and relevant measures for their assessment. As prescribed in this law, producers shall be responsible for the quality of products they produce and they shall be liable for failing to meet the prescribed quality standards. Violation of the Product Quality Law may result in fines and the violator will be ordered to suspend its operations, or its business license will be revoked and criminal liability may be incurred if the case is serious enough to constitute a crime.

Laws and Regulations In Relation to Import and Export Trade

Customs Law

Pursuant to the PRC Customs Law, promulgated by the SCNPC on January 22, 1987, amended on July 8, 2000, June 29, 2013, December 28, 2013, November 7, 2016, November 4, 2017, and April 29, 2021 and came into force on April 29, 2021, unless otherwise stipulated, the consignee or consignor of import and export goods may take import and export goods through Customs declaration procedures and pay duties themselves, and Customs clearing enterprises which are authorized by the consignee or consignor of import and export goods and have been granted registration by Customs may also take import and export goods through Customs declaration procedures and pay duties. Where a consignee or consignor of import or export goods or a Customs clearing enterprise handles Customs declaration procedures, they shall be subject to registration by Customs in accordance with law. Customs clearing personnel shall obtain the occupational qualifications for Customs clearances in accordance with law. Where an enterprise has not been registered by Customs in accordance with law, and where personnel have not obtained their professional qualifications for Customs clearances in accordance with law, they shall not engage in Customs declarations.

Import and Export Commodity Inspection Law

In accordance with the PRC Import and Export Commodity Inspection Law, which was promulgated by the SCNPC on February 21, 1989, amended on April 28, 2002, June 29, 2013, April 27, 2018, December 29, 2018 and April 29, 2021 and effective on April 29, 2021, and the Implementing Regulation for the PRC Import and Export Commodity Inspection Law, which was promulgated by the State Council on August 31, 2005, amended on July 18, 2013, February 6, 2016, March 1, 2017, March 2, 2019 and March 29, 2022 and effective on May 1, 2022, the General Administration of Customs of China is responsible for the inspection of import and export commodities nationwide, the formulation and adjustment of the catalog of import and export commodities that shall be inspected, as well as the announcement and implementation of the catalog. The import and export commodities included in the catalogue shall be inspected, otherwise the related bodies may be confiscated of their illegal income and subjected to a fine ranging from 5% to 20% of the value of the goods, and where the case constitutes a criminal offence, criminal liability shall be pursued in accordance with the law.

Laws and Regulations in relation to Intellectual Property Rights

Patent

According to the Patent Law of the PRC, or the Patent Law, promulgated by the SCNPC on March 12, 1984 and amended on September 4, 1992, August 25, 2000, December 27, 2008, and October 17, 2020, the latest amendment took effect on June 1, 2021, respectively, and the Implementation on Rules of the Patent Law of the PRC, or the Implementation Rules of the Patent Law, promulgated by the State Council on June 15, 2001, respectively amended on December 28, 2002, January 9, 2010 and December 11, 2023, the patent administrative department under the State Council is in charge of the administration of patent-related work nationwide and the patent administration departments of provincial or autonomous regions or municipal governments are responsible for administering patents within the respective administrative areas. The Patent Law and Implementation Rules of the Patent Law provide for three types of patents, namely “inventions,” “utility models” and “designs.” Invention patents are valid for twenty years, utility model patents are valid for ten years, and since June 1, 2021, the validation period for design patents whose application date is after June 1, 2021 are extended to fifteen years in each case from the date of application. The Chinese patent system adopts a “first come, first file” principle, which means that where more than one person files a patent application for the same invention, a patent will be granted to the person who files the application first. An invention or a utility model must possess novelty, inventiveness and practical applicability to be patentable. A third party must obtain the consent or proper license from the patent owner to use the patent. Otherwise, the unauthorized use constitutes an infringement on the patent rights.

Trademark

According to the Trademark Law of the PRC promulgated by the SCNPC on August 23, 1982, and amended on February 22, 1993, October 27, 2001, August 30, 2013 and April 23, 2019, respectively, the Trademark Office of the State Administration for Industry and Commerce Authority, or the SAIC, under the State Council is responsible for the registration and administration of trademarks in mainland China. The Trademark Review and Adjudication Board was established by the SAIC to resolve trademark disputes. Registered trademarks are valid for 10 years from the date of approval of registration. A registrant may apply for renewal of the registration within twelve months before the expiration date of the registration. If the registrant fails to apply in a timely manner, a grace period of six additional months may be granted. If the registrant fails to apply in a timely manner, the registered trademark shall be deregistered. Renewed registrations are valid for ten years. The State Council promulgated the Implementing Regulations of the Trademark Law of the PRC on August 3, 2002, on April 29, 2014, the State Council issued the revised Implementing Regulations of the Trademark Law of the PRC, which clarifies the requirements of applying for trademark registration and renewal.

Copyright

Pursuant to the Copyright Law of the PRC, which was first promulgated by the SCNPC on September 7, 1990 and became effective from June 1, 1991, and was amend on October 27, 2001, February 26, 2010, and November 11, 2020 and effected on June 1, 2021, respectively, copyrights include personal rights such as the right of publication and that of attribution as well as property rights such as the right of production and that of distribution. Except as otherwise provided in the Copyright Law of the PRC, reproducing, distributing, performing, projecting, broadcasting or compiling a work or communicating the same to the public via an information network without permission from the owner of the copyright therein shall constitute infringements of copyrights. The infringer shall, according to the circumstances of the case, undertake to cease the infringement, take remedial measures and compensate for damages, etc.

Laws and Regulations In Relation to Social Security and Housing Provident Funds

Employment

The Labor Law of the PRC, which was promulgated on July 5, 1994, effective since January 1, 1995, and amended on August 27, 2009, and December 29, 2018, the Labor Contract Law of the PRC, which was promulgated on June 29, 2007, and amended on December 28, 2012, and the Implementation Regulations of the Labor Contract Law of the PRC, which was promulgated and became effective on September 18, 2008, are the principal regulations that govern employment and labor matters in the PRC. According to the aforementioned laws and regulations, labor contracts shall be concluded in writing if labor relationships are to be or have been established between employers and the employees. Employers are prohibited from forcing employees to work above certain time limit and employers shall pay employees for overtime work in accordance with national regulations. In addition, wages shall not be lower than the local minimum wage standard. Employers shall establish a system for labor safety and sanitation, strictly comply with national standards, and provide relevant education to its employees. Employees are also required to work under safe and sanitary conditions.

Social Insurance and Housing Fund

Under the PRC Social Insurance Law that was promulgated by the SCNPC on October 28, 2010, and came into force as of July 1, 2011, and was most recently amended on December 29, 2018 (also the effective date), together with other laws and regulations, employers are required to pay basic pension insurance, unemployment insurance, basic medical insurance, employment injury insurance, maternity insurance, and other social insurance for its employees at specified percentages of the salaries of the employees, up to a maximum amount specified by the local government regulations from time to time. When an employer fails to pay social insurance premiums in full, relevant social insurance collection agency shall order it to make up the shortfall within the prescribed period and may impose a late payment fee of 0.05% per day of the outstanding amount from the due date. If such employer still fails to make up for the shortfalls within the prescribed time limit, the relevant administrative authorities shall impose a fine of one to three times the outstanding amount upon such employer.

In accordance with the Regulations on the Management of Housing Provident Fund promulgated by the State Council in April 3, 1999 and amended on March 24, 2002, and March 24, 2019 (which became effective as of March 24, 2019), employers shall register at the designated administrative centers and open bank accounts for depositing employees’ housing funds. Employer and employee are also required to pay and deposit housing provident funds, with an amount no less than 5% of the monthly average salary of the employee in the preceding year in full and on time. When an employer fails to pay the housing provident fund in full, the designated administrative centers shall order it to make the payment and deposit within a prescribed time limit; If the payment and deposit have not been made by the expiration of the time limit, an application for enforcement may be made to a people’s court.

Laws and Regulations In Relation to Environmental Protection

Environmental Protection

Pursuant to the PRC Environmental Protection Law, which the trial implementation was promulgated on September 13, 1979, and was promulgated by the SCNPC on December 26, 1989, amended on April 24, 2014, and effective on January 1, 2015, any entity which discharges or will discharge pollutants in the course of its operations or other activities shall implement effective environmental protection safeguards and procedures to control and properly dispose of exhaust gases, waste water, waste residue, dust, malodorous gases, radioactive substances, noise, vibrations, electromagnetic radiation, and other hazards produced during such activities.

Environmental protection authorities impose various administrative penalties on individuals or enterprises that violate the Environmental Protection Law. Such penalties include warnings, fines, orders to rectify within a prescribed period, orders to cease construction, orders to restrict or suspend production, orders to make recovery, orders to disclose relevant information or make an announcement, imposition of administrative action against relevant responsible persons, and orders to shut down enterprises. Any person or entity that pollutes the environment resulting in damage could also be held liable under the Civil Code of the PRC. In addition, environmental organizations may also bring lawsuits against any entity that discharges pollutants detrimental to the public welfare.

Environmental Assessment and Management of Construction Projects

The Environmental Impact Assessment Law of the PRC, or Environmental Impact Assessment Law, was issued by the SCNPC on October 28, 2002 and came into force on September 1 2003, and was amended on July 2, 2018, December 29, 2018. Under the provisions of the Environmental Impact Assessment Law, the PRC government applied the environmental impact evaluation system to construction projects and implemented classification management in accordance with the degree of environmental impact of the construction project.

The State Council promulgated and implemented the Regulations on Environmental Protection Management of Construction Projects on November 29, 1998, which was amended on July 16, 2017 and came into force on October 1, 2017. The Ministry of Environment Protection (the predecessor of the Ministry of Ecological Environment of the PRC) issued the Interim Measure for Environmental Protection Acceptance of Construction Projects on November 20, 2017. In accordance with the above regulations, upon completion of a construction project for which an environmental impact report or an environmental impact statement has been prepared, the construction unit shall implement acceptance check of the supporting environmental facilities being constructed and prepare an acceptance report pursuant to the standards and procedures required by the administrative department of environmental protection, and such supporting environmental protection facilities shall be put into operation simultaneously or used together with the main body of the project. If a construction unit violates the aforesaid provisions, it could be ordered to rectify within a specified time limit and charged a fine of more than RMB 200,000 less than RMB 1.0 million; if it fails to make rectification within the time limit, a fine of more than RMB 1.0 million but less than RMB 2.0 million shall be imposed on it and the construction unit could even be ordered to cease its production or operation, or to close down when material environmental pollution is caused.

Regulations Related to Fire Control

Pursuant to the PRC Fire Safety Law, which was promulgated by the SCNPC on April 29, 1998, amended on October 28, 2008 and April 23, 2019, and April 29, 2021, and the Interim Provisions on Administration of Fire Control Design Review and Acceptance of Construction Project promulgated by the Ministry of Housing and Urban-Rural Development on April 1, 2020 and amended on August 21, 2023, the construction entity of a large-scale crowded venue (including the construction of a manufacturing plant whose size is over 2,500 square meters) and other special construction projects must apply for fire prevention design review with fire control authorities, and complete fire assessment inspection and acceptance procedures after the construction project is completed. The construction entity of other construction projects must complete the filing for fire prevention design and the fire safety completion inspection and acceptance procedures within five business days after passing the construction completion inspection and acceptance. If the construction entity fails to pass the fire safety inspection before such venue is put into use or fails to conform to the fire safety requirements after such inspection, it will be subject to (i) orders to suspend the construction of projects, use of such projects, or operation of relevant business, and (ii) a fine between RMB30,000 and RMB300,000.

Laws and Regulations In Relation to Taxation

Enterprise Income tax

According to the Enterprise Income Tax Law of the PRC, or the EIT Law, which was promulgated on March 16, 2007, became effective from January 1, 2008 and amended on February 24, 2017 and December 29, 2018, respectively, an enterprise established outside mainland China with de facto management bodies within mainland China is considered a resident enterprise for mainland China enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. The Implementing Rules of the Enterprise Income Law of the PRC, or the Implementing Rules of the EIT Law defines a de facto management body as a managing body that in practice exercises “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise. Non-mainland China resident enterprises without any branches in mainland China pay an enterprise income tax in connection with their income originating from mainland China at the tax rate of 10%.

On February 3, 2015, the State Taxation Administration, or SAT, issued the Announcement on Several Issues Concerning the Enterprise Income Tax on Indirect Transfer of Assets by Non -Resident Enterprises, or the SAT Circular 7, as amended in 2017. The SAT Circular 7 repeals certain provisions in the Notice of the State Administration of Taxation on Strengthening the Administration of Enterprise Income Tax on Income from Equity Transfer by Non-Resident Enterprises, or the SAT Circular 698, issued by SAT on December 10, 2009 and the Announcement on Several Issues Relating to the Administration of Income Tax on Non -resident Enterprises issued by SAT on March 28, 2011 and clarifies certain provisions in the SAT Circular 698. The SAT Circular 7 provides comprehensive guidelines relating to, and heightening the Chinese tax authorities’ scrutiny on, indirect transfers by a non-resident enterprise of assets (including assets of organizations and premises in mainland China, immovable property in mainland China, equity investments in mainland China resident enterprises), or the PRC Taxable Assets. For instance, when a non-resident enterprise transfers equity interests in an overseas holding company that directly or indirectly holds certain mainland China Taxable Assets and if the transfer is believed by the Chinese tax authorities to have no reasonable commercial purpose other than to evade enterprise income tax, the SAT Circular 7 allows Chinese tax authorities to reclassify the indirect transfer of PRC Taxable Assets into a direct transfer and therefore impose a 10% rate of mainland China enterprise income tax on the non-resident enterprise. The SAT Circular 7 lists several factors to be taken into consideration by tax authorities in determining whether an indirect transfer has a reasonable commercial purpose.

However, regardless of these factors, the overall arrangements relating to an indirect transfer that satisfies all of the following criteria will be deemed to lack a reasonable commercial purpose: (i) 75% or more of the equity value of the intermediary enterprise being transferred is derived directly or indirectly from mainland China Taxable Assets; (ii) at any time during the one -year period before the indirect transfer, 90% or more of the asset value of the intermediary enterprise(excluding cash) is comprised directly or indirectly of investments in mainland China, or during the one-year period before the indirect transfer, 90% or more of its income is derived directly or indirectly from mainland China; (iii) the functions performed and risks assumed by the intermediary enterprise and any of its subsidiaries and branches that directly or indirectly hold the mainland China Taxable Assets are limited and are insufficient to prove their economic substance; and (iv) the foreign tax payable on the gain derived from the indirect transfer of the mainland China Taxable Assets is lower than the potential mainland China tax on the direct transfer of those assets. On the other hand, indirect transfers falling into the scope of the safe harbors under the SAT Circular 7 may not be subject to mainland China tax under the SAT Circular 7. The safe harbors include qualified group restructurings, public market trades and exemptions under tax treaties or arrangements.

On October 17, 2017, SAT issued the Announcement on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises, or the SAT Circular 37, which became effective on December 1, 2017. Certain provisions of the SAT Circular 37 were repealed by the Announcement of the State Administration of Taxation on Revising Certain Taxation Normative Documents issued by SAT on June 15, 2018. According to the SAT Circular 37, the balance after deducting the equity net value from the equity transfer income shall be the taxable income amount for equity transfer income. Equity transfer income refers to the consideration received by the equity transferor from the equity transfer, including various income in monetary form and non -monetary form. Equity net value shall mean the tax computation basis for obtaining the said equity. The tax computation basis for equity is calculated based on: (i) the actual costs of capital contribution paid by the equity transferor to a PRC resident enterprise at the time of investment and equity participation, or (ii) the actual costs of equity transfer paid at the time of acquisition of such equity to the original transferor of the said equity. Where there is reduction or appreciation of value during the equity holding period, and the gains or losses may be confirmed pursuant to the rules of the finance and tax authorities of the State Council, the equity net value shall be adjusted accordingly. When an enterprise computes equity transfer income, it shall not deduct the amount in the shareholders’ retained earnings, such as undistributed profits, of the investee enterprise, which may be distributed based on the said equity. In the event of partial transfer of equity under multiple investments or acquisitions, the enterprise shall determine the costs corresponding to the transferred equity in accordance with the transfer ratio, out of all costs of the equity.

Under the SAT Circular 7 and the Law of the PRC on the Administration of Tax Collection promulgated by the SCNPC on September 4, 1992 and amended on February 28, 1995, April 28, 2001, June 29, 2013, and April 24, 2015, in the case of an indirect transfer, entities or individuals obligated to pay the transfer price to the transferor shall act as withholding agents. Where the withholding agent fails to make the withholding, and the transferor of the equity does not pay the tax payable amount, the tax authority may impose late payment interest on the transferor. In addition, the tax authority may also hold the withholding agents liable and impose a penalty of ranging from 50% to 300% of the unpaid tax. The penalty imposed on the withholding agents may be reduced or waived if the withholding agents have submitted the relevant materials in connection with the indirect transfer to the mainland China tax authorities in accordance with the SAT Circular 7.

According to the Circular of Printing the Administrative Measures for Recognition of High-Tech Enterprises issued by Ministry of Science and Technology, Ministry of Finance of the PRC, or MOF and SAT on April 14, 2008, and amended on January 29, 2016 and came into effect since January 1, 2016, upon the accreditation of the qualification of High -tech enterprises, such enterprises may apply for the entitlement of the preferential enterprise income tax treatment since the current year beginning from the valid period approved by the accreditation. A “high and new technology enterprise” is entitled to a favorable statutory tax rate of 15% and such an enterprise should keep all statutory required relevant materials in case of future inspection. This qualification is reassessed by relevant government authorities every three years.

Withholding tax on dividend distribution

The EIT Law imposes a standard withholding tax rate of 20% on dividends and other mainland China-sourced income of non-mainland China resident enterprises which have no establishment or place of business in mainland China, or if established, the relevant dividends or other mainland China-sourced income are in fact not associated with such establishment or place of business in mainland China. However, the Implementing Rules of the EIT Law reduced the rate from 20% to 10%, effective from January 1, 2008 and amended on April 23, 2019.

However, a lower withholding tax rate might be applied if there is a tax treaty or similar agreement between mainland China and the jurisdiction of the foreign holding company, for example, pursuant to the Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income, or the Double Tax Avoidance Arrangement, issued by the SAT and the Government of the Hong Kong Special Administrative Region on August 21, 2006, and other applicable mainland China laws, if a Hong Kong resident enterprise directly owns at least 25% of the shares of a mainland China resident enterprise paying the dividends, the 10% withholding tax on the dividends that the Hong Kong resident enterprise receives from a mainland China resident enterprise may be reduced to 5% upon receiving approval from the tax authority in charge.

Based on the Notice on Relevant Issues Relating to the Enforcement of Dividend Provisions in Tax Treaties issued on February 20, 2009 by the SAT, if the relevant mainland China tax authorities determine, at their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such mainland China tax authorities may adjust the preferential tax treatment. The Announcement of the State Administration of Taxation on Issues concerning “Beneficial Owners” in Tax Treaties, promulgated by the SAT on February 3, 2018 and took effect on April 1, 2018, further specifies the analysis standard in determining one’s qualification for beneficial owner status.

In addition, the Administrative Measures for Convention Treatment for Non-resident Taxpayers, which promulgated by the SAT on October 14, 2019, and became effective on January 1, 2020, requires that non-resident taxpayers claiming treaty benefits shall be handled in accordance with the principles of “self-assessment, claiming for the enjoyment of treaty benefits, and retention of the relevant materials for future inspection.” Where a non-resident taxpayer self-assesses and concludes that it satisfies the criteria for claiming treaty benefits, it may enjoy treaty benefits at the time of tax declaration or at the time of withholding through a withholding agent, and simultaneously collect and retain the relevant materials in accordance with the provisions of these Measures for future inspection, and subject to subsequent administration by relevant competent tax authorities.

Value-Added Tax

Pursuant to the Interim Regulations on Value-Added Tax of the PRC, which was promulgated by the State Council on December 13, 1993 and amended on November 10, 2008, February 6, 2016 and November 19, 2017, respectively, and the Implementation Rules for the Interim Regulations on Value -Added Tax of the PRC, which was promulgated by MOF on December 25, 1993, and as amended by MOF and SAT on December 15, 2008 and as amended by MOF on October 28, 2011, and became effective on November 1, 2011, entities or individuals engaging in sale of goods, provision of processing services, repairs and replacement services, selling services, sales of intangible assets or importation of goods within the territory of mainland China shall pay value-added tax, or VAT. Unless otherwise specified, the VAT rate is 17% on sales and 6% on the services. On April 4, 2018, MOF and SAT jointly issued the Circular of the Ministry of Finance and the State Administration of Taxation on Adjustment of Value-Added Tax Rates, or the Circular 32, pursuant to which (i) for VAT taxable sales acts or import of goods originally subject to VAT rates of 17% and 11%, respectively, such tax rates shall be reduced to 16% and 10%, respectively; (ii) for purchase of agricultural products originally subject to tax rate of 11%, such tax rate shall be adjusted to 10%; (iii) for purchase of agricultural products for the purpose of production and sales or consigned processing of goods subject to tax rate of 16%, such tax shall be calculated at the tax rate of 12%; (iv) for exported goods originally subject to tax rate of 17% and export tax refund rate of 17%, the export tax refund rate shall be reduced to 16%; and (v) for exported goods and cross-border taxable acts originally subject to tax rate of 11% and export tax refund rate of 11%, the export tax refund rate shall be adjusted to 10%. Circular 32 became effective on May 1, 2018 and shall supersede existing provisions which are inconsistent with Circular 32.

On March 20, 2019, MOF, SAT and the General Administration of Customs jointly promulgated the Announcement on Relevant Policies for Deepening Value -Added Tax Reform, which became effective on April 1, 2019 and stipulates that (i) with respect to VAT taxable sales acts or import of goods originally subject to VAT rates of 16% and 10%, respectively, such tax rates shall be reduced to 13% and 9%, respectively; (ii) with respect to purchase of agricultural products originally subject to tax rate of 10%, such tax rate shall be adjusted to 9%; (iii) with respect to purchase of agricultural products for the purpose of production or consigned processing of goods subject to tax rate of 13%, such tax shall be calculated at the tax rate of 10%; (iv) with respect to export of goods and services originally subject to tax rate of 16% and export tax refund rate of 16%, the export tax refund rate shall be reduced to 13%; and (v) with respect to export of goods and cross-border taxable acts originally subject to tax rate of 10% and export tax refund rate of 10%, the export tax refund rate shall be adjusted to 9%.

Regulation In Related to M&A Regulation and Overseas Listing

On August 8, 2006, six PRC governmental agencies jointly promulgated the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006 and amended on June 22, 2009. The M&A Rules requires, among other things, that if an overseas company established or controlled by PRC companies or individuals, or PRC Citizens, intends to acquire equity interests or assets of any other PRC domestic company affiliated with the PRC Citizens, such acquisition shall be submitted to the MOFCOM for approval. The M&A Rules also require offshore special purpose vehicles established to pursue overseas listing of equity interests in PRC companies and controlled directly or indirectly by PRC companies or individuals to obtain the approval of the Chinese Securities Regulatory Commission, or the CSRC, prior to the listing and trading of such special purpose vehicle’s securities on any stock exchange overseas.

On February 17, 2023, the CSRC promulgated Trail Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures and five supporting guidelines, which will become effective on March 31, 2023. According to the Trial Measures, among other requirements, (1) domestic companies that seek to offer or list securities overseas, both directly and indirectly, shall fulfil the filing procedures with the CSRC; if a domestic company fails to complete the filing procedure, such domestic company may be subject to administrative penalties; (2) if the issuer satisfies both of the following conditions, the overseas offering and listing shall be determined as an indirect overseas offering and listing by a domestic company: (i) any of the total assets, net assets, revenues or profits of the domestic operating entities of the issuer in the most recent accounting year accounts for more than 50% of the corresponding figure in the issuer’s audited consolidated financial statements for the same period; (ii) its major operational activities are carried out in China or its main places of business are located in China, or the senior managers responsible for operation and management of the issuer are mostly Chinese citizens or are domiciled in China; and (3) if the domestic company seeks to indirectly offer and list securities in an overseas market, the issuer shall designate a major domestic operating entity responsible for all filing procedures with the CSRC, and shall submit the filings to the CSRC within three business days after the submission of the overseas offering and listing application. Further, at the press conference held for the Trial Measures on February 17, 2023, officials from the CSRC clarified that a six-month transition period will be granted to domestic companies which, before the effective date of the Trial Measures, have already obtained the approval from overseas regulatory authorities or stock exchanges (such as the completion of hearing in the market of Hong Kong or the completion of registration in the market of the United States), but have not completed the indirect overseas listing; if domestic companies fail to complete the overseas listing within such six-month transition period, they shall file with the CSRC in accordance with the requirements.

On February 24, 2023, the CSRC, MOF, National Administration of State Secrets Protection and National Archives Administration of China promulgated the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies, or the Archives Rules, which will come into force on March 31, 2023. According to the Archives Rules, domestic companies seeking for overseas offering and listing shall strictly comply with relevant laws and regulations of the PRC and the Archives Rules, enhance legal awareness of keeping state secrets and strengthening archives administration, establish a sound administration system of confidentiality and archives, and take necessary means to fulfill confidentiality and archives administration obligations. Such domestic companies shall not leak any state secret and working secret of government agencies, and shall not harm national security and public interest. In addition, a domestic company that plans to, either directly or through its overseas listed entity, publicly disclose or provide to relevant individuals or entities including securities companies, securities service providers and overseas regulators, any document and materials that contain state secrets or working secrets of government agencies, shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level. Moreover, a domestic company that plans to, either directly or through its overseas listed entity, publicly disclose or provide to relevant individuals and entities including securities companies, securities service providers and overseas regulators, any other documents and materials that, if leaked, will be detrimental to national security or public interest, shall strictly fulfill relevant procedures stipulated by applicable national regulations. The Archives Rules also specify that a domestic company that provides accounting archives or copies of accounting archives to any entities including securities companies, securities service providers and overseas regulators and individuals shall fulfill due procedures in accordance with applicable national regulations.

The Anti-Monopoly Law, which was promulgated by the SCNPC on August 30, 2007 and became effective on August 1, 2008 and was amended on June 24, 2022 requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by MOFCOM before they can be completed. Moreover, on February 3, 2011, the General Office of the State Council promulgated the Notice on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or Circular 6, which officially established a security review system for mergers and acquisitions of domestic enterprises by foreign investors. In addition, on August 25, 2011, MOFCOM issued the Regulations on Implementation of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors, or the MOFCOM Security Review Regulations, which became effective on September 1, 2011, to implement Circular 6. According to Circular 6, a security review is required for mergers and acquisitions by foreign investors having “national defense and security” concerns and mergers and acquisitions by which foreign investors may acquire the “de facto control” of domestic enterprises with “national security” concerns. Under the MOFCOM Security Review Regulations, MOFCOM will focus on the substance and actual impact of the transaction when deciding whether a specific merger or acquisition is subject to security review. If MOFCOM decides that a specific merger or acquisition is subject to security review, it will submit it to the Inter -Ministerial Panel, an authority established under the Circular 6 led by the NDRC, and MOFCOM under the leadership of the State Council, to implement the security review. The regulations prohibit foreign investors from structuring transactions through trusts, indirect investments, leases, loans, contractual arrangements control or offshore transactions to bypass the security review. On February 7, 2021, the Anti -Monopoly Committee of the State Council promulgated the Anti-monopoly Guidelines for the Platform Economy Sector, or the Anti-monopoly Guideline, aiming to improve anti-monopoly administration on online platforms. The Anti-monopoly Guideline, operating as the compliance guidance under the existing PRC anti-monopoly regulatory regime for platform economy operators, specifically prohibits certain acts of the platform economy operators that may have the effect of eliminating or limiting market competition, such as concentration of undertakings. The Decision of the SCNPC to Amend the Anti-Monopoly Law of the PRC, or the Decision on Amending the Anti-Monopoly Law, was adopted on June 24, 2022, and became effective as of August 1, 2022. The Decision on Amending the Anti -Monopoly Law strengthens the regulation on the internet platforms, requiring that undertakings shall not use data and algorithms, technologies, capital advantages, platform rules, and other measures to engage in monopolistic conduct; and also escalates in full scale the administrative penalties for monopolistic conducts, for the failure to notify the anti-monopoly agencies on the proposed concentration of undertakings, the state council anti-monopoly enforcement agency may order to reinstate the original status prior to the concentration and impose a fine up to ten percent of the operator’s last year’s sales revenue, provided that the concentration of undertakings has or may have an effect on excluding or limiting competition; if the concentration does not have the effect on excluding or limiting competition, a fine up to RMB 5 million may be imposed on operators. Since such provisions are relatively new, uncertain still remains as to the interpretation and implementation of such laws and regulations.

Regulations In Related to Foreign Exchange

The principal regulations governing foreign currency exchange in mainland China are the Administrative Regulations on Foreign Exchange of the PRC, or the Foreign Exchange Administrative Regulation, which were promulgated by the State Council on January 29, 1996, became effective on April 1, 1996 and was amended on January 14, 1997 and August 1, 2008 (which became effective on August 5, 2008), respectively, and the Administrative Regulations on Foreign Exchange Settlement, Sales and Payment, which was promulgated by People’s Bank of China, or the PBOC, on June 20, 1996 and became effective on July 1, 1996. Under these regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. By contrast, approval from or registration with appropriate governmental authorities or the designated banks is required where RMB is to be converted into foreign currency and remitted outside of mainland China to pay capital account items such as the repayment of foreign currency-denominated loans, direct investment overseas and investments in securities or derivative products outside of mainland China. Foreign Invested Enterprises, or FIEs, are permitted to convert their after-tax dividends into foreign exchange and to remit such foreign exchange out of their foreign exchange bank accounts in mainland China.

On March 30, 2015, SAFE promulgated the Circular on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or the SAFE Circular 19, which came into effect on June 1, 2015 and subsequently revised in December 30, 2019 and March 23, 2023. Pursuant to the SAFE Circular 19, the foreign currency capital contribution to an FIE in its capital account may be converted into RMB on a discretional basis.

On June 9, 2016, SAFE issued the Circular on Reforming and Regulating Policies on the Management of the Settlement of Foreign Exchange of Capital Accounts, or the SAFE Circular 16. The SAFE Circular 16 unifies the discretional foreign exchange settlement for all the domestic institutions. The Discretional Foreign Exchange Settlement refers to the foreign exchange capital in the capital account which has been confirmed by the relevant policies subject to the discretional foreign exchange settlement (including foreign exchange capital, foreign loans and funds remitted from the proceeds from the overseas listing) can be settled at the banks in accordance with the actual operational needs of the domestic institutions. The proportion of Discretional Foreign Exchange Settlement of the foreign exchange capital is temporarily determined as 100%. Violations of SAFE Circular 19 or SAFE Circular 16 could incur administrative penalties under the Foreign Exchange Administrative Regulation and relevant provisions.

Furthermore, SAFE Circular 16 stipulates that the use of foreign exchange incomes of capital accounts by FIEs shall follow the principles of authenticity and self-use within the business scope of the enterprises. The foreign exchange incomes of capital accounts and capital in RMB obtained by the FIE from foreign exchange settlement shall not be used for the following purposes: (i) directly or indirectly used for the payment beyond the business scope of the enterprises or the payment prohibited by relevant laws and regulations; (ii) directly or indirectly used for investment in securities or financial schemes other than bank-guaranteed products unless otherwise stipulated by relevant laws and regulations; (iii) used for granting loans to non-affiliated enterprises, unless otherwise permitted by the scope of its business; and (iv) used for the construction or purchase of real estate that is not for self-use (except for real estate enterprises).

On October 23, 2019, SAFE promulgated the Circular of the SAFE on Further Promoting the Facilitation of Cross-border Trade and Investment, or the SAFE Circular 28. The SAFE Circular 28 stipulates that non-investment FIEs may use capital to carry out domestic equity investment in accordance with the law under the premise of not violating the negative list and the projects invested are true and in compliance with laws and regulations.

On April 10, 2020, SAFE issued Circular of the SAFE on Optimizing Foreign Exchange Administration to Support the Development of Foreign-related Business Growth, or the SAFE Circular 8. The SAFE Circular 8 stipulates that under the condition that the use of funds is genuine and compliant with current administrative provisions on use of income related to capital account, enterprises are allowed to use income under capital account such as capital funds, foreign debts, and overseas listings for domestic payment, without submission to the bank prior to each transaction of materials evidencing the veracity of such payment.

Regulations Relating to Dividend Distribution

The principal regulations governing distribution of dividends of wholly foreign-owned enterprises, or WFOEs, include the Company Law of PRC. Under these regulations, WFOEs in mainland China may pay dividends only out of their accumulated profits, if any, determined in accordance with the mainland China accounting standards and regulations. In addition, foreign investment enterprises in mainland China shall allocate at least 10% of their accumulated profits each year, if any, to fund certain reserve funds unless these reserves have reached 50% of the registered capital of the enterprises. These reserves are not distributable as cash dividends.

Laws and Regulations in Hong Kong

Business Registration

The Business Registration Ordinance (Chapter 310 of the Laws of Hong Kong) requires every entity which carries on a business in Hong Kong to apply for business registration and to display the valid business registration certificate at the place of business. Any person who fails to apply for business registration or display a valid business registration certificate at the place of business shall be guilty of an offence and shall be liable to a fine of HK$5,000 and imprisonment for one year.

Import and Export

Regulations 4 and 5 of the Import and Export (Registration) Regulations (Chapter 60E of the Laws of Hong Kong) (the “IAE Registration Regulations”) provide that every person who imports or exports any article other than an exempted article shall lodge an accurate and complete import or export declaration relating to such article using services provided by a specified body with the Commissioner of Customs and Excise within 14 days after the importation or exportation of the article.

Any person failing to declare within 14 days after the importation or exportation of the article without reasonable excuse is liable to a fine of HK$2,000 upon summary conviction, and after the date of conviction, to a fine of HK$100 in respect of every day during which his failure or neglect to lodge the declaration in that manner continues. Furthermore, the IAE Registration Regulations also provides that any person knowingly or recklessly lodges any declaration with the Commissioner of Customs and Excise that is inaccurate in any material particular shall be liable to a fine of HK$10,000 upon summary conviction.

In addition to any fines imposed, an administrative penalty (which ranges from HK$20 to HK$200 per incident depending on the time of lodging the declaration and the total value of the articles specified in the declaration) would also be payable for late declaration.

Sale of Goods Ordinance

Sale of Goods Ordinance (Chapter 26 of the Laws of Hong Kong) provides that where a seller sells goods in the course of a business, there is an implied condition that (i) where the goods are purchased by description, the goods shall correspond with the description; (ii) the goods supplied are of merchantable quality; and (iii) the goods shall be reasonably fit for the purpose for which they are purchased. Otherwise, a buyer has the right to reject the defective goods unless he or she has had a reasonable opportunity to examine the goods. A breach of the implied term may give rise to a civil action for breach of contract by the customers. However, no criminal liability arises from such breach of implied term.

Trade Descriptions

The Trade Descriptions Ordinance (Chapter 362 of the Laws of Hong Kong) prohibits false trade descriptions, false, misleading or incomplete information, false marks and misstatements in respect of goods in the course of trade. Under the Trade Descriptions Ordinance, it is an offence for a person, in the course of trade or business, to apply a false or misleading trade description to any goods or supply any goods with false or misleading trade descriptions, forge any trade mark or falsely apply any trade mark to any goods, or engages in relation to a consumer in a commercial practice that is a misleading omission, is aggressive, or constitutes bait advertising, a bait and switch, or wrongly accepting payment for a product.

A person who commits any such offence is subject to, on conviction on indictment, a fine of HK$500,000 and imprisonment for five years, and, on summary conviction, to a fine of HK$100,000 and imprisonment for two years.

Taxation

The Inland Revenue Ordinance (Chapter 112 of the Laws of Hong Kong) (“IRO”) regulates taxes on property, earnings and profits in Hong Kong. The IRO provides that every person including corporations, partnerships, trustees and bodies of persons, carrying on any trade, profession or business in Hong Kong are liable for tax on all profits (excluding profits arising from the sale of capital assets) arising in or derived from Hong Kong from such trade, profession or business. As at the Latest Practicable Date, the standard profits tax rate for corporations is at 8.25% on assessable profits up to HK$2,000,000 and 16.5% on any part of assessable profits over HK$ 2,000,000. The IRO also contains provisions relating to, among others, permissible deductions for outgoings and expenses, set-offs for losses and allowances for depreciations.

Employment

Employment Ordinance

The Employment Ordinance (Chapter 57 of the Laws of Hong Kong) provides for, among other things, the basic employment protection of wages to all employees to regulate the general conditions of employment and for matters connected therewith.

The Employment Ordinance provides that where a contract of employment is terminated, any sum due to the employee shall be paid to him as soon as is practicable and in any case not later than seven days after the day of termination. Under the Employment Ordinance, any employer who willfully and without reasonable excuse fails to pay the said sum due to the employee within seven days after the day of termination, commits an offence and is liable to a fine of HK$350,000 and to imprisonment for three years.

Further, the Employment Ordinance provides that if any wages or any sum earned by the employee for work done over the period commencing on the expiry of his wage period next preceding the time of termination up to that time are not paid within seven days from the day on which they become due, the employer shall pay interest at a specified rate on the outstanding amount of wages or sum from the date on which such wages or sum become due up to the date of actual payment. Any employer who willfully and without reasonable excuse fails to pay such wages or sum within seven days from the day on which they become due, commits an offence and is liable on conviction to a fine of HK$10,000.

Mandatory Provident Fund Schemes Ordinance

The Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong) (“MPFSO”) provides that every employer must take all practicable steps to ensure that each employee is covered under a Mandatory Provident Fund (MPF) scheme. An employer who fails to comply with such a requirement may face a fine and imprisonment. The MPFSO provides that an employer must, for each contribution period, (a) from the employer’s own funds, contribute to the relevant MPF scheme the amount determined in accordance with the MPFSO; and (b) deduct from the employee’s relevant income for that period as a contribution by the employee to that scheme the amount determined in accordance with the MPFSO.

The amount to be contributed and/or deducted by an employer for a contribution period is in the case of a casual employee who is a member of an industry scheme, an amount determined by reference to a scale specified in an order made in accordance with the MPFSO.

Employees’ Compensation Ordinance

The Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong) (“ECO”) establishes a no-fault and non-contributory employee compensation system for work injuries and lays down the rights and obligations of employers and employees respectively in respect of injuries or death caused by accidents arising out of and in the course of employment, or by prescribed occupational diseases.

Under the ECO, if an employee sustains an injury or dies as a result of an accident arising out of and in the course of his employment, his employer is generally liable to pay compensation even if the employee might have committed acts of faults or negligence when the accident occurred. Similarly, an employee who suffers incapacity arising from an occupational disease or dies from an occupational disease is entitled to receive the same compensation as that payable to employees injured in occupational accidents.

Under the ECO, an employer must notify the Commissioner for Labor of any work accident by submitting the prescribed form (within fourteen days after the accident for general work accidents and within seven days after the accident for fatal accidents), irrespective of whether the accident gives rise to any liability to pay compensation. If the happening of such accident was not brought to the notice of the employer or did not otherwise come to his knowledge within such period of seven or fourteen days (as the case may be), then such notice shall be given not later than seven days or, as may be appropriate, fourteen days after the happening of the accident was first brought to the notice of the employer or otherwise came to his knowledge.

The ECO further provides that all employers are required to take out insurance policies to cover their liabilities under the ECO and common law for injuries at workplace for all of their employees. An employer failing to do so is liable on conviction upon indictment to a fine of HK$ 100,000 and to imprisonment for two years, and on summary conviction to a fine of HK$100,000 and imprisonment for one year.

Minimum Wage Ordinance

The prescribed minimum hourly wage rate (currently set at HK$40 per hour) for every employee is governed by the Minimum Wage Ordinance (Chapter 608 of the Laws of Hong Kong) (the “MWO”). Section 15 of the MWO provides that any provision of employment contract which purports to extinguish or reduce the right, benefit or protection conferred on the employee under the MWO is void.

C. Organizational structure

See “Item 4. Information on the Company—A. History and Development of the Company — Corporate history and structure”.

D. Property, Plants and Equipment

See “Item 4. Information on the Company—A. History and Development of the Company — Facilities”.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not Applicable

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report on Form 20-F. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information—D. Risk Factors” or in other parts of this annual report on Form 20-F.

5.A. Operating Results

Overview

We are a manufacturer and trader of stainless steel and carbon steel flanges and fittings products. Our history began with Luda HK which was incorporated in Hong Kong in 2004 and is principally engaged in the trading of steel flanges and fittings. In 2005, the Company’s business expanded further upstream when Luda PRC was set up to commence the manufacturing of flanges and fittings with self-owned factory in China. We have established an operation history of over 20 years. We are principally engaged in (i) the manufacture and sale of stainless steel and carbon steel flanges and fittings products; and (ii) trading of steel pipes, valves, and other steel tubing products. We are headquartered in Hong Kong with manufacturing base in Taian City, Shandong Province of the PRC. Our sales network comprises customers from China, South America, Australia, Europe, Asia (excluding China) and North America and our customers comprise manufacturers and traders from the chemical, petrochemical, maritime and manufacturing industries.

For the years ended December 31, 2024 and 2023, total revenue was approximately $44.9 million and $51.4 million, respectively. Our gross profit and net loss were approximately $11.4 million and $0.4 million, respectively, for the year ended December 31, 2024 (“FY2024”), as compared to our gross profit and net profit of $10.9 million and $3.0 million, respectively, for the year ended December 31, 2023 (“FY2023”). For the year ended December 31, 2022 (“FY2022”), our gross profit and net profit of $10.3 million and $3.1 million, respective.

Our Operating Segments

We organize and report our business in two operating segments, being (i) Hong Kong Trading; and (ii) PRC Manufacturing. Hong Kong Trading mainly represents trading of flanges and fittings products sourced from suppliers and this operating segment is conducted through Luda HK. PRC Manufacturing is the largest business segment of the Company that contributes approximately 83.8%, 89.4% and 85.1% of the total revenue in FY2024, FY2023 and FY2022, respectively and represents trading and manufacturing of our inhouse flanges and fittings products. This operating segment is conducted through Luda PRC. We present segment information after elimination of inter-company transactions. In general, revenue, cost of revenue and operating expenses are directly attributable, or are allocated, to each segment. Since Luda HK and Luda PRC are two separate operating entities, the relevant revenue, costs and expenses incurred by the respective entities can be allocated to the corresponding operating segments directly.

	For the years ended December 31,
	2024	2023	2022
Revenue
— Hong Kong Trading	$7,282,272	$5,461,367	$7,438,145
— PRC Manufacturing	38,102,258	46,155,510	42,521,598
Elimination of internal transaction	(521,100)	(188,823)	(108,609)
Total Revenue	$44,863,430	$51,428,054	$49,851,134

Cost of sales
— Hong Kong Trading	$5,655,693	$4,341,978	$6,068,362
— PRC Manufacturing	28,323,614	36,418,495	33,607,780
Elimination of internal transaction	(521,100)	(227,396)	(110,336)
Total Cost of sales	$33,458,207	$40,533,077	$39,565,806

Gross Profit
— Hong Kong Trading	$1,626,579	1,119,389	$1,369,783
— PRC Manufacturing	9,778,644	9,737,015	8,913,818
Elimination of internal transaction	-	38,573	1,727
Total Gross Profit	$11,405,223	10,894,977	$10,285,328

Selling Expenses
— Hong Kong Trading	$417,823	190,198	$257,843
— PRC Manufacturing	5,924,928	2,519,178	1,860,209
Total Selling expense	$6,342,751	2,709,376	$2,118,052

General and Administrative Expenses
— Hong Kong Trading	$2,268,421	1,756,780	$1,487,299
— PRC Manufacturing	954,538	1,193,408	1,309,104
Total General and Administrative expense	$3,222,959	2,950,188	$2,796,403

Segment net income (loss):
— Hong Kong Trading	$5,059,493	$2,780,297	$(188,151)
— PRC Manufacturing	1,379,362	3,995,034	3,597,790
Elimination of internal transaction	(6,799,871)	(3,742,754)	(342,349)
Total Segment net income (loss)	$(361,016)	$3,032,577	$3,067,290

Segment assets
— Hong Kong Trading	$17,112,819	$15,852,788	$13,803,190
— PRC Manufacturing	36,286,620	44,968,801	38,526,009
Elimination of internal transaction	(14,093,614)	(14,124,471)	(12,695,986)
Total Segment assets	$39,305,825	$46,697,118	$39,633,213

Key factors affecting operating results

We believe the following key factors may affect our results of operations:

Economic conditions in the PRC and Hong Kong

A substantial part of our operations is located in the PRC and Hong Kong. Accordingly, our business, prospects, financial condition and results of operations may be influenced to a significant degree by political, economic and social conditions in China and Hong Kong generally and by continued economic growth in the PRC and Hong Kong. Economy in China is sensitive to global economic conditions. Any prolonged slowdown in the global or Chinese economy may affect potential customers’ confidence in financial market as a whole and have a negative impact on our business, results of operations and financial condition.

Trade war or restrictions

A significant portion of our business originates from customers in the PRC and therefore depends on the level of trade activities in China. Therefore, we are subject to risks related to the changes in trade policies, tariff regulations, embargoes, or other trade restrictions adverse to our customers’ business. Tariffs restrictions imposed by the U.S. on China exports intensified during 2019 which resulted in a negative impact to the international trading activities globally and have attributed to the overall decrease in the cargo shipment volume of Hong Kong. Although an agreement has been entered into between the U.S. and China on January 15, 2020, to suspend certain planned tariff, our results of operation may be adversely affected if the trade war or restrictions further intensify, whether in the form of embargo, tariff, or otherwise, and may further affect the relationship between the U.S. and China or more countries in the future.

Market demand and competition

The steel forging industry is highly competitive and fragmented. The ability for us to maintain competitiveness in the market is critical to for our business development. It is important for us to maintain competitiveness in terms of pricing and quality, variety of products, product certifications and lead time to delivery.

Market supplies and cost of sales

Our cost of sales includes cost of raw materials, labor cost, depreciation, transportation, utilities and other costs which directly affects our profitability. Supplies and prices of the raw materials can be affected by varies factors, such as transportation, seasonal fluctuations, market demand, politics, and economics factors. Unstable or reduced supply of these raw materials will increase our procurement costs and if we are not able to increase the sales prices to cover the increased costs, our profitability may be adversely affected.

Relationship with customers

A significant portion of our revenue was derived from recurring customers and our sales to the top 5 customers accounted for approximately 59.7%, 59.5% and 52.8% of our total revenue for FY2024, FY2023 and FY2022, respectively. Hence, our future growth depends on our ability to retain current customers and expand our customer base. If we are unable to retain and expand our client base, or any of the major customers substantially reduces the purchase orders, our business operation and financial performance would be adversely affected.

The above does not list all the material risk factors that may affect our results of operations. The above-mentioned risks and others are discussed in more detail in the section titled “3.D. Risk Factors”.

Results of Operations

Comparison of FY2024 and FY2023

The following table sets forth the consolidated results of our operations for FY2024 and 2023, respectively:

	For the years ended December 31,
	2024	2023
SALES	$44,863,430	$51,428,054
COST OF SALES	(33,458,207)	(40,533,077)
GROSS PROFIT	11,405,223	10,894,977

OPERATING EXPENSES
Selling expenses	$(6,342,751)	$(2,709,376)
General and administrative expenses	(3,222,959)	(2,950,188)
Research and development expenses	(1,383,605)	(1,364,473)
Total operating expenses	(10,949,315)	(7,024,037)
Income from operations	455,908	3,870,940

OTHER INCOME (EXPENSE)
Interest expenses	(556,156)	(406,692)
Other (expense) income, net	3,453	15,228
Total other (expense) income, net	$(552,703)	$(391,464)

INCOME (LOSS) BEFORE INCOME TAX	$(96,795)	$3,479,476
INCOME TAX PROVISION	(264,221)	(446,899)
NET (LOSS) INCOME	$(361,016)	$3,032,577

OTHER COMPREHENSIVE LOSS:
Foreign Currency Translation Adjustment	(344,879)	(566,358)
Comprehensive (loss) income	$(705,895)	$2,466,219

Sales

Revenue decreased by approximately $6.6 million or 12.8% from $51.4 million in FY2023 to $44.9 million in FY2024, mainly because of the decrease in sales by Luda PRC to customers in the PRC market. Revenue generated by Luda PRC represented approximately 83.8% and 89.4% of the total revenue of the Company in FY2024 and FY2023, respectively.

The following table sets forth the breakdown of our revenue by geographic areas for FY2024 and FY2023, respectively:

	FY2024		FY2023
	Sales Amount	As %	Sales Amount	As %
Revenue by International Markets:	(In USD)	of Sales	(In USD)	of Sales
People’s Republic of China	$36,863,348	82.2%	$45,237,236	88.0%
South America	4,100,965	9.1%	2,769,090	5.3%
Australia	1,802,150	4.0%	1,373,689	2.7%
Asia excluding PRC	871,783	1.9%	888,563	1.7%
Europe	368,772	0.8%	666,772	1.3%
North America	699,013	1.6%	445,423	0.9%
Others	157,399	0.4%	47,281	0.1%
Total revenue	$44,863,430	100%	$51,428,054	100%

As shown in the table above, our sales were largely generated from the PRC market. The net decrease in total revenue by approximately $6.6 million in FY2024 was mainly attributable to decrease in sales in the PRC market.

The following table sets forth the breakdown of our revenue by category of products for FY2024 and FY2023, respectively:

	For the years ended December 31,
	2024		2023
	US$	%	US$	%
Fittings	13,617,429	30.4	9,784,712	19.0
Flanges	30,923,382	68.9	40,773,687	79.3
Others	322,619	0.7	869,655	1.7
Total	44,863,430	100.0	51,428,054	100.0

The following table sets forth the breakdown of our revenue stream for FY2024 and FY2023, respectively:

	For years ended December 31,
	2024		2023
	US$	%	US$	%
Self-manufactured production sales revenue	37,581,158	83.8	45,966,687	89.4
Trading sales revenue	7,282,272	16.2	5,461,367	10.6
Total revenue	44,863,430	100.0	51,428,054	100.0

The drop in sales in FY2024 was largely driven by our inhouse products manufactured in Luda PRC and sold in the PRC market.

Cost of sales

Cost of sales consists primarily of cost of materials, direct labor costs, overhead costs. Our cost of sales decreased by approximately $7.1 million, or 17.5% in FY2024 as compared with FY2023. The decrease was mainly attributable to a reduction in cost of materials, which was in line with the decline in revenue.

Gross profit

Our total gross profit increased by approximately $0.5 million, or 4.7%, from approximately $10.9 million for FY2023 to $11.4 million for FY2024. The increase in total gross profit was driven by the improvement in our gross profit margin. Our gross profit margin improved from approximately 21.2% in FY2023 to 25.4% in FY2024.

Total operating expenses

Selling expenses

Selling expenses represented approximately 14.1% and 5.3% of total sales in FY2024 and FY2023, respectively. Selling expenses are mainly sales commissions for bidding consultation, freight expenses and entertainment expenses incurred by Luda PRC. The increase in selling expenses by approximately $3.6 million in FY2024 was mainly attributable to increase in sales commissions by $3.5 million.

General and administrative expenses

General and administrative expenses are mainly management and office salaries and employee benefits, expected credit loss, depreciation of office furniture and equipment, staff salaries and bonus, transportation and entertainment, statutory audit fees, bank charges and other office expenses incurred by Luda HK. The increase in general and administrative expenses by approximately $0.3 million in FY2024 was mainly attributable to increase of employee compensation and benefits, and professional fee, and partially offset by the decrease of the allowance of expected credit loss.

Research and Development expenses

Our research and development expenses mainly comprised materials used for research and development, salaries for research employees, contract services and supplies attributable to the development of new products as well as improvements in existing processes. Our research and development expenses remained stable at approximately $1.4 million and $1.4 million in FY2024 and FY2023, respectively.

Other (expense) income, net

Interest expenses

Our finance expense mainly comprised interest expense on bank borrowings. The interest expense increased by $149,464, or 36.8%, from $406,692 for FY2023 to $556,156 for FY2024, and such increase was due to an increase in average loan balances in FY2024.

Income tax expense

We are subject to income tax on an entity basis on profit arising in or derived from the jurisdiction in which the Company and its subsidiaries domicile or operate. Income tax expense includes the Hong Kong income tax, PRC enterprise income tax, deferred tax and PRC dividend withholding tax.

Our income tax expense amounted to $264,221 and $446,899 for FY2024 and FY2023, respectively. The decrease was mainly due to net loss before income tax in FY2024. The effective tax rate for FY2023 was 12.8%, while the effective tax rate for FY2024 is not applicable due to the pre-tax loss.

Net income

We recorded a net loss of approximately $0.36 million for the year ended December 31, 2024, as compared to a net income of $3.0 million for the year ended December 31, 2023. Such decrease in net income was due to the reasons as discussed above. Net profit margin decreased from approximately 5.9% in FY2023 to -0.8% in FY2024.

Comparison of Years Ended December 31, 2023 and 2022

The following table sets forth the consolidated results of our operations for the years ended December 31, 2023 and 2022, respectively:

	For the years ended December 31,
	2023	2022
SALES	$51,428,054	$49,851,134
COST OF SALES	(40,533,077)	(39,565,806)
GROSS PROFIT	10,894,977	10,285,328

OPERATING EXPENSES
Selling expenses	$(2,709,376)	$(2,118,052)
General and administrative expenses	(2,950,188)	(2,796,403)
Research and development expenses	(1,364,473)	(1,548,516)
Total operating expenses	(7,024,037)	(6,462,971)
Income from operations	3,870,940	3,822,357

OTHER INCOME (EXPENSE)
Interest expenses	(406,692)	(339,164)
Other (expense) income, net	15,228	85,668
Total other (expense) income, net	$(391,464)	$(253,496)

INCOME BEFORE INCOME TAX	$3,479,476	$3,568,861
INCOME TAX PROVISION	(446,899)	(501,571)
NET INCOME	$3,032,577	$3,067,290

OTHER COMPREHENSIVE INCOME/(LOSS):
Foreign Currency Translation Adjustment	(566,358)	(1,294,936)
Comprehensive income	$2,466,219	$1,772,354

Sales

Revenue increased by approximately $1.5 million or 3.2% from $49.9 million in FY2022 to $51.4 million in FY2023, mainly because of the increase in sales by Luda PRC to customers in the PRC market. Revenue generated by Luda PRC represented approximately 89.4% and 85.1% of the total revenue of the Company in FY2023 and FY2022, respectively.

The following table sets forth the breakdown of our revenue by geographic areas for the years ended December 31, 2023 and 2022, respectively:

	FY2023		FY2022
	Sales Amount	As %	Sales Amount	As %
Revenue by International Markets:	(In USD)	of Sales	(In USD)	of Sales
People’s Republic of China	$45,237,236	88.0%	$41,979,895	84.2%
South America	2,769,090	5.3%	2,661,530	5.3%
Australia	1,373,689	2.7%	2,190,001	4.4%
Asia excluding PRC	888,563	1.7%	635,621	1.3%
Europe	666,772	1.3%	1,254,915	2.5%
North America	445,423	0.9%	1,100,483	2.2%
Others	47,281	0.1%	28,689	0.1%
Total revenue	$51,428,054	100%	$49,851,134	100%

As shown in the table above, our sales were largely generated from the PRC market which contributed to the increase in revenue in FY2023. The net increase in total revenue by approximately $1.5 million in FY2023 was mainly attributable to increase in revenue generated from the PRC market by approximately $3.3 million or 7.8% from $42.0 million in FY2022 to $45.2 million in FY2023 which was countered by the decrease in revenue generated from Australian, North American and European market by an aggregate amount of approximately $2.1 million or 45.3% from $4.5 million in FY2022 to $2.5 million in FY2023. Our management consider that the drop in sales to North American and European market in FY2023 mainly resulted from the negative impact of trade tension that surfaced during the year. Nonetheless, the Company will continue to expand in international markets and manage to boost sales in the PRC market which is considered the primary market of the Group.

The following table sets forth the breakdown of our revenue by category of products for the years ended December 31, 2023 and 2022, respectively:

	For the years ended December 31,
	2023		2022
	US$	%	US$	%

Fittings	9,784,712	19.0	9,375,836	18.8
Flanges	40,773,687	79.3	39,829,641	79.9
Others	869,655	1.7	645,657	1.3
Total	51,428,054	100.0	49,851,134	100.0

The composition of product mix remained stable in both FY2023 and FY2022. Flanges are the major driver of revenue growth and contributed approximately 59.9% of increase in revenue in FY2023.

The following table sets forth the breakdown of our revenue stream for the years ended December 31, 2023 and 2022, respectively:

	For years ended December 31,
	2023		2022
	US$	%	US$	%
Self-manufactured production sales revenue	45,966,687	89.4	42,412,989	85.1
Trading sales revenue	5,461,367	10.6	7,438,145	14.9
Total revenue	51,428,054	100.0	49,851,134	100.0

The growth in sales in FY2023 was largely driven by our inhouse products manufactured in Luda PRC and sold in the PRC market.

Cost of sales

Cost of sales consists primarily of cost of materials, direct labor costs, overhead costs. Our cost of sales increased by approximately $1.0 million, or 2.4% in FY2023 as compared with FY2022. The increase in cost of sales was in line with the increase in revenue.

Gross profit

Our total gross profit increased by approximately $0.6 million, or 5.9%, from $10.3 million for the year ended December 31, 2022 to $10.9 million for the year ended December 31, 2023. The increase in total gross profit was in line with the increase in revenue. Gross profit margin remained stable at approximately 21.2% in FY2023 and 20.6% in FY2022.

Total operating expenses

Selling expenses

Selling expenses represented approximately 5.3% and 4.2% of total sales in FY2023 and FY2022, respectively. Selling expenses are mainly sales commissions for bidding consultation, freight expenses and entertainment expenses incurred by Luda PRC. The increase in selling expenses by approximately $0.6 million in FY2023 was mainly attributable to increase in sales commissions by $0.7 million.

General and administrative expenses

General and administrative expenses are mainly management and office salaries and employee benefits, expected credit loss, depreciation of office furniture and equipment, staff salaries, transportation and entertainment, statutory audit fees of subsidiaries, bank charges and other office expenses incurred by Luda HK. The increase in general and administrative expenses by approximately $0.2 million was mainly attributable to increase in consulting expenses and listing expenses.

Research and Development expenses

Our research and development expenses mainly comprised materials used for research and development, salaries for research employees, contract services and supplies attributable to the development of new products as well as improvements in existing processes. The decrease in research and development expenses by approximately $0.2 million was mainly attributable to no outsourced research and development expenses on steel forging tools incurred in FY2023.

Other (expense) income, net

Interest expenses

Our finance expense mainly comprised interest expense on bank borrowings. The interest expense increased by $67,528, or 19.9%, from $339,164 for the year ended December 31, 2022 to $406,692 for the year ended December 31, 2023, and such increase was in line with the increase in bank borrowings.

Income tax expense

We are subject to income tax on an entity basis on profit arising in or derived from the jurisdiction in which the Company and its subsidiaries domicile or operate. Income tax expense includes the Hong Kong income tax, PRC enterprise income tax, deferred tax and PRC dividend withholding tax.

Our income tax expense amounted to $446,899 and $501,571 for the years ended December 31, 2023 and 2022, respectively. The decrease was mainly due to decrease in earnings before tax in FY2023. The effective tax rate remained stable at 12.8% in FY2023 and 14.1% in FY2022.

Net income

We recorded a net income of approximately $3.0 million for the year ended December 31, 2023, as compared to a net income of $3.1 million for the year ended December 31, 2022. Such decrease in net income was due to the reasons as discussed above. Net profit margin decreased from approximately 6.2% in FY2022 to 5.9% in FY2023.

5.B. Liquidity and Capital Resources

Liquidity and Capital Resources

We have financed our operations primarily through cash flows from operations and loans from banks and related parties, if necessary.

As of December 31, 2024, we had cash and cash equivalents of $8,132,655 and restricted cash of $200,517 and outstanding bank borrowings of $12,289,550, of which the bank borrowings of approximately $11.7 million will be payable within one year and the bank borrowings of $0.6 million will be payable after one year. The bank borrowings bore an annual effective interest rate ranging from 3.2% to 8.27%. As of December 31, 2024, our current assets were approximately $31.9 million, and our current liabilities were approximately $25.9 million.

As of December 31, 2023, we had cash and cash equivalents of $8,082,691 and restricted cash of $ 313,235 and outstanding bank borrowings of $11,914,093, of which the bank borrowings of approximately $11.2 million will be payable within one year and the bank borrowings of $0.8 million will be payable after one year. The bank borrowings bore an annual effective interest rate ranging from 2.66% to 8.06%. As of December31, 2023, our current assets were approximately $39.5  million, and our current liabilities were approximately $28.7 million.

As of December 31, 2022, our current assets were approximately $33.9 million, and our current liabilities were approximately $22.6 million. Current ratio lowered from approximately 1.5 in FY2022 to 1.4 in FY2023.

In view of the current cash and bank balances, funds generated by operating activities and the bank borrowings, we believe our Company has sufficient resources to meet the working capital needs in the next 12 months from the date the audited financial statements are issued. However, our ability to meet the liquidity and capital requirement will be subject to future economic conditions and other factors which are beyond our control.

Cash Flows

A summary of the sources and uses of cash and cash equivalents is as follows:

	For the years end December 31,
	2024	2023	2022
	US$	US$	US$
Selected Consolidated Statements of Cash Flows Data:
Net cash provided by (used in) operating activities	5,457,591	3,332,852	(1002,737)
Net cash (used in) investing activities	(2,821,353)	(1,759,266)	(431,324)
Net cash provided by (used in) financing activities	(2,585,153)	2,707,362	524,086
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(113,839)	(165,164)	(423,604)
Net increase (decrease) in cash and cash equivalents	(62,754)	4,115,784	(1,333,579)

Operating Activities

In FY2024, our net cash provided by operating activities was approximately $5.5 million, which primarily reflected cash outflow from our net loss of approximately $0.4 million adjusted for (i) net non-cash expenses of $0.9 million, which mainly consisted of depreciation, fair value changes of investment in equity securities, provisions for inventory and deferred IPO cost, and (ii) net increase in cash of approximately $4.9 million mainly attributable to cash inflow arising from (i) decrease in accounts receivables of $3.0 million; (ii) decrease in contract assets current and non-current of $2.4 million; (iii) decrease in notes receivables of $1.6 million; and (iv) decrease in inventories of $1.2 million, which were offset by cash outflow arising from decrease in trade and other payables of $1.9 million.

In FY2023, our net cash provided by operating activities was approximately $3.3 million, which primarily reflected cash inflow from our net income of $3.0 million adjusted for (i) net non-cash expenses of $1.2 million, which mainly consisted of depreciation, provisions for inventory and allowance for expected credit loss, and (ii) net decrease in cash of $0.9 million mainly attributable to cash outflow arising from (i) increase in inventories of $1.6 million; (ii) increase in contract assets current and non-current of $0.6 million; and (iii) increase in accounts receivables of $1.0 million, which were offset by cash inflow arising from (i) increase in refundable liabilities of $1.6 million; (ii) decrease in notes receivable of $0.3 million; and (iii) decrease in other current assets of $0.4 million.

In FY2022, our net cash used in operating activities was approximately $1.0 million, which primarily reflected cash inflow from our net income of $3.1 million adjusted for (i) net non-cash expenses of $1.2 million, which mainly consisted of depreciation, provisions for inventory and allowance for expected credit loss, and (ii) net decrease in cash of $5.3 million mainly attributable to cash outflow arising from (i) increase in inventories of $2.2 million; (ii) increase in contract assets current and non-current of $1.0 million; and (iii) increase in trade receivables of $6.7 million, which were offset by cash inflow arising from increase in trade and other payables of $5.9 million.

Investing Activities

Net cash used in investing activities for FY2024 was approximately $2.8 million, mainly representing payments for investment in equity security and cash payment for purchase of property, plant and equipment and cash payment for purchase of investment in equity security.

Net cash used in investing activities for FY2023 and FY2022 were approximately $1.8 million and $0.4 million, respectively, mainly represent cash payment for purchase of property, plant and equipment and cash payment for purchase of investment in equity security.

Financing Activities

In FY2024, net cash used in financing activities was approximately $2.6 million, mainly consisted of repayments on bank loans of approximately $13.9 million and dividend paid of approximately $3.4 million, which were offset by proceeds from bank loans of approximately $14.5 million.

For FY2023, net cash provided by financing activities was approximately $ 2.7 million, mainly consisted of proceeds from bank borrowings of $12.9million, which is offset by (i) payment of deferred costs related to initial public offering of $0.6 million; (ii) dividend payment of $0.6 million; and (iii) repayments on bank borrowings of $8.9 million.

For FY2022, net cash provided by financing activities was approximately $0.5 million, mainly consisted of (i) proceeds from bank borrowings of $11.4 million, which are offset by (i) repayments on bank borrowings of $10.6 million; and (ii) repayments to related parties of $0.2 million.

Off-Balance Sheet Arrangements

The Company has restricted cash held in designated bank accounts as secured deposits for issuance of letter of credit and bank guarantee to assure product quality and/or contract performance as requested by some of our customers. As of December 31, 2024, December 31, 2023 and December 31, 2022, restricted cash was $200,517, $313,235 and $161,535, respectively. As of December 31, 2024, the credit line secured by restricted cash amounted to $200,517. Save as the restricted cash, the Company has no other off-balance sheet arrangements.

Leased Properties

We leased an office in Hong Kong from a related party, Won Fittings Company Limited with an aggregate area of approximately 3,460 square feet with a lease term from April 1, 2024 to March 31, 2025. The tenancy agreement has been renewed with a lease term from April 1, 2025 to March 31, 2026. The monthly rent for our office is $6,795 (equivalent to HKD53,000).

Contractual obligations

The following table summarizes our contractual obligations as of December 31, 2024:

	Payment due by period
	Less than	1 to 3	More than
	1 year	years	3 years	Total
Borrowings	$11,675,074	162,860	451,616	12,289,550

Capital Expenditures

For the years ended December 31, 2024, 2023 and 2022, we purchased $1,078,271, $1,758,567 and $460,378, respectively, of property and equipment, respectively, mainly for use in our operations.

5.C. Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview — Intellectual Property”.

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2023 to December 31, 2024 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. Critical Accounting Estimates

The discussion of our financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. We evaluate our estimates and assumptions on an ongoing basis using the vest information available. Actual results may differ from these estimates under different assumptions or conditions, and the impact of such differences may be material to our consolidated financial statements.

Critical accounting policies are those policies that, in management’s view, are the most important in the portrayal of our financial condition and results of operations. The notes to the consolidated financial statements also include disclosure of significant accounting policies. The methods, estimates and judgments that we use in applying our accounting policies have a significant impact on the results that we report in our consolidated financial statements. These critical accounting policies require us to make difficult and subjective judgments, often as a result of the need to make estimates regarding matters that are inherently uncertain. Those critical accounting policies and estimates that require the most significant judgment are discussed further below.

Allowance for credit losses

The Company considered various factors, including nature, historical collection experience, the age of the accounts receivable balances and the contract assets, credit quality and specific risk characteristics of its customers, current economic conditions, forecasts of future economic conditions, reversion period, and qualitative and quantitative adjustments to develop an estimate of credit losses. The Company have adopted loss rate method and individual specific valuation method to calculate the credit loss and considered the relevant factors of the historical and future conditions of the Company to make reasonable estimation of the risk rate. For accounts receivable and prepayments and other receivables aged less than 360 days, notes receivables and contract assets, the Company uses the loss rate method, which is a combination of historical rate method and adjustment rate method, to estimate the credit loss. For accounts receivable aged over 360 days and overdue retainage receivable, the Company uses the individual specific valuation method to estimate the credit loss.

The Company believes that the estimates utilized in preparing its consolidated financial statements are reasonable and prudent. Actual results could differ from these estimates. To the extent that there are material differences between these estimates and the actual results, future financial statements will be affected.

Inventory Provision

Inventories are stated at the lower of cost or net realizable value. Cost is calculated on the weighted average basis and includes all costs to acquire and other costs to bring the inventories to their present location and condition. The Company records inventory write-downs for excess or obsolete inventories based upon assumptions on current and future demand forecasts. Any excess of the cost over the net realizable value of each item of inventories is recognized as a provision for diminution in the value of inventories. Once inventory is written-down, a new, lower-cost basis for that inventory is established and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis. The Company recognized $210,377, $231,715 and $192,195 in write-downs of inventories to net realizable value in cost of sales for the years ended December 31, 2024, 2023 and 2022, respectively.

Sales Returns

A significant area of judgment affecting reported revenue and net income is estimating sales return, which represent that portion of gross revenues not expected to be realized. In determining estimates of returns, management takes into account (i) repurchase percentage stipulated in sales agreements with certain customers or ii) estimated return rate base on historical experience and industry practice for those sales agreement without repurchase terms. The company determines repurchase terms in sales contracts as sales return rather than repurchase arrangement as repurchase price usually are the same as selling price.

The Company recognizes purchase obligations derived from sales returns as refundable liabilities and the related product costs as inventory to be returned on the balance sheet at the end of each financial period. The estimate is based on accumulated sales revenue and stipulated or estimated return rate. No significant sales return occurred historically, therefore, the company determined estimated return rate for those sales agreements without repurchase terms are not significant, refundable liability as of December 31, 2024 and December 31, 2023 mainly represents obligations related to sales agreements with repurchase term.

The Company generally provides rights of return up to certain percentage of contract for certain customers. As of December 31, 2024, and December 31, 2023, refundable liabilities of $1,303,748 and $2,275,943 were provided, respectively.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Executive Officers

The following table sets forth information regarding our executive officers and directors as of the date of this report.

Directors and Executive Officers	Age	Position/Title
Ma Biu	53	Chairman, Director and Chief Executive Officer
Liu Liangping	43	Director and Chief Operating Officer
Yung Chi Man	52	Chief Financial Officer
Gu Zhaoyang	59	Independent Director
Yan Jonathan Jun	62	Independent Director
Shin Ho Chuen	35	Independent Director

Mr. Ma Biu is our Chairman of the Board of Directors, Director and Chief Executive Officer, and he is responsible for the overall strategic direction and development of our Company. Mr. Ma is the spouse of our Director, Ms. Liu Liangping. Mr. Ma started his career in the steel manufacturing business at his father’s steel forging business, Luda (HK) Industrial Company Limited, which has been deregistered. He started out as sales manager in February 1999 and eventually became director of the company from October 2002 until it was deregistered in July 2016.

Mr. Ma holds an Executive Master of Business Administration from The Hong Kong University of Science and Technology, a Master of Social Science in Counselling from The University of South Australia and a Bachelor of Arts from The Chinese University of Hong Kong (the “CUHK”), each of which were attained in June 2016, April 2004 and December 1995 respectively. Additionally, Mr. Ma earned a MicroMasters Program in Supply Chain Management from MITx in June 2023.

Ms. Liu Liangping is our Director and Chief Operating Officer, and she is responsible for overall operations of the Company. Ms. Liu is the spouse of our Director, Mr. Ma Biu. Ms. Liu started out her career in our Company from April 2007 as a procurement manager. Since January 2018, she was appointed as director of Luda HK and Chief Operating Officer of the Company. Ms. Liu was appointed as Financial Director of Genius Development Workshop Company Limited in September 2020.

Ms. Liu holds a Bachelor of Arts in Accounting from University of Bedfordshire, a Master of Business Administration from the CUHK and a Master of Arts from Southwest University, each of which were attained in July 2022, November 2021 and June 2009 respectively. Additionally, Ms. Liu earned a MicroMasters Program in Supply Chain Management from MITx in June 2023.

Mr. Yung Chi Man, Chief Financial Officer, joined our Company in June 2022 and is responsible for financial reporting, compliance and investor relations of our Company.

Mr. Yung graduated from the Greenwich University with Master of Business Administration in June 2017 and the University of South Australia with Bachelor of Accountancy in January 2006. He has been a fellow member of the CPA Australia since April 2014.

Mr. Yung had more than 20 years of experience in accounting, finance and management in different industries. Prior to joining the Company, he was Finance Manager of a subsidiary of Kader Holdings Company Limited (stock code: 0180.HK) from April 2018 to December 2021. He joined a subsidiary of Human Health Holdings Limited (stock code: 1419.HK) as Finance Manger from June 2015 handling an IPO project. After listing, he transitioned to Operational Finance & General Affair Manager overseeing for strategic management until April 2018.

Dr. Gu Zhaoyang is our Independent Director. He has been a Professor of Accountancy at the CUHK since January 2013 and Director of CUHK’s MBA in Finance Program since July 2023. Dr. Gu has published in top accounting journals and has taught financial and management accounting at the undergraduate, MBA, EMBA and PHD levels.

Since June 2019, Dr. Gu has been serving as an independent non-executive director of Shanghai Pharmaceuticals Holding Co. Ltd. (stock code: 601607.SS and 2607.HK), whereas he has also acted as the Chairman of the company’s Audit Committee.

Dr. Gu obtained a Bachelor of Arts in English from Tsinghua University in July 1988 and a Master of Arts in International Management from Renmin University of China in July 1991. Furthermore, he obtained a Master of Arts in Economics in August 1993 and a Doctorate of Philosophy in Accounting in August 1999 from Tulane University. Dr. Gu became a Certified Public Accountant (non -practicing) with the Virginia State Board for Accountancy of USA in November 1995.

Mr. Yan Jonathan Jun is our Independent Director. Mr. Yan had been the President of China Global Philanthropy Institute from September 2020 to March 2025. He had been the Director of Global Finance Education Center of PBC School of Finance, Tsinghua University from May 2013 to September 2020.

Mr. Yan has been serving as an Independent Non-Executive Director of Huabao International Holdings Limited (stock code: 00336.HK) since May 2019. Furthermore, he has been serving as an Independent Non-Executive Director of Shandong Hi-Speed Holdings Group Limited (stock code: 00412.HK), an Independent Director of Hichain Logistics Company, Limited (stock code: 300873.SZ) and an Independent Non -Executive Director of Autostreets Development Limited (stock code: 02443.HK) since May 2020, May 2022 and May 2024 respectively.

Mr. Yan obtained a Bachelor Diploma in Engineering from Changsha Railway Institute in 1984. Furthermore, he obtained a Graduate Diploma in Administration and Master of Management from University of Technology, Sydney in 1993 and 1997 respectively.

Mr. Shin Ho Chuen is our Independent Director. He has been a partner of David Fong & Co. since August 2020. Mr. Shin is an experienced counsel specialized in corporate finance and advising on public listing on the Stock Exchange of Hong Kong. Mr. Shin also provides legal services related to mergers and acquisitions.

Mr. Shin has been an independent director of Onion Global Limited (stock code: OGBLY) and an independent non-executive director of Jiading International Group Holdings Limited (stock code: 8153.HK) since March 2022 and February 2023 respectively.

Mr. Shin obtained a Bachelor of Laws degree and a Postgraduate Certificate in Laws from the CUHK in November 2012 and July 2013 respectively. He was admitted as a Solicitor in Hong Kong in March 2016.

Family Relationships

Save for our Chairman of the Board of Directors, Director and Chief Executive Officer, Mr. Ma Biu, and our Director, Ms. Liu Liangping, being spouses, there are no family relationships among our directors and executive officers.

6.B. Compensation

For so long as we qualify as a foreign private issuer, we are not required to comply with the proxy rules applicable to U.S. domestic companies, including the requirement applicable to emerging growth companies to disclose the compensation of our executive officers on an individual, rather than an aggregate basis. For FY2024 and FY2023, we paid an aggregate compensation of approximately $788,160 and $414,936 in cash to our directors and executive officers, respectively. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. We have also not made any agreements with our directors or executive officers to provide benefits upon termination of employment.

Our PRC subsidiary is required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

Equity Incentive Plans

We have not adopted any equity compensation plans as of the date of this annual report.

Clawback Policy

Our board of directors have adopted a clawback policy (the “Clawback Policy”) permitting the Company to seek the recoupment of incentive compensation received by any of the Company’s current and former executive officers (as determined by the board in accordance with Section 10D of the Exchange Act) and such other senior executives/employees who may from time to time be deemed subject to the Clawback Policy by the board (collectively, the “Covered Executives”). The amount to be recovered will be the excess of the incentive compensation paid to the Covered Executive based on the erroneous data over the incentive compensation that would have been paid to the Covered Executive had it been based on the restated results, as determined by the board. If the board cannot determine the amount of excess incentive compensation received by the Covered Executive directly from the information in the accounting restatement, then it will make its determination based on a reasonable estimate of the effect of the accounting restatement. For FY2024, we have not sought any recoupment of incentive compensation of the Covered Executives.

6.C. Board Practices

Employment Agreements, Director Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for an initial period of three years, and will be automatically renewed unless otherwise agreed in writing. We may terminate, at any time, without advance notice or remuneration, for certain acts of the executive officer, such as conviction or plea of guilty to a felony or any crime involving moral turpitude, negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties.

We may also terminate an executive officer’s employment without cause upon six-month advance written notice. In such case of termination by us, we will provide severance payments to the executive officer as expressly required by applicable law of the jurisdiction where the executive officer is based. An executive officer may terminate his or her employment at any time with a six-month prior written notice, provided that during the initial period of three years, he or she is not entitled to terminate the employment agreement without prior consent of the Board.

In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and typically for one year following the last date of employment.

Specifically, each executive officer has agreed not to (i) approach our suppliers, clients, customers, agents or contacts or other persons or entities introduced to the executive officer in his or her capacity as a representative of us for the purpose of doing business with such persons or entities that will harm our business relationships with these persons or entities; (ii) assume employment with or provide services to any of our competitors, or engage, whether as principal, partner, licensor or otherwise, any of our competitors, without our express consent; or (iii) seek directly or indirectly, to solicit the services of any of our employees who is employed by us on or after the date of the executive officer’s termination, or in the year preceding such termination, without our express consent.

We have also entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

Terms of Directors and Officers

Our directors may be appointed by an ordinary resolution of its shareholders. In addition, our board may, by the affirmative vote of a simple majority of our directors present and voting at a board meeting appoint any person as a director either to fill a casual vacancy on its board or as an addition to the existing board. Our directors are not subject to a term of office and will hold office until such time as they resign or otherwise removed from office by ordinary resolution of the shareholders. Our director will be cease to be a director automatically if, among other thing, the director (i) becomes bankrupt or has a receiving order made against him or suspends payment or compounds with his creditors; (ii) is found to be or becomes of unsound mind or dies; (iii) resigns his office by notice in writing to our Company; (iv) without special leave of absence from our board of directors, is absent from three consecutive meetings of our board and our board resolves that his office be vacated; (v) is prohibited by law from being a director or; (vi) is removed from office pursuant to the laws of the Cayman Islands or any other provisions of our articles of association, as amended and restated from time to time.

Our officers are selected by and serve at the discretion of our board of directors.

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our Company, including a duty of loyalty, a duty to act honestly, and a duty to act in what they consider in good faith to be in the best interests of our Company. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our Company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. In fulfilling their duty of care to our Company, our directors must ensure compliance with the memorandum and articles of association of our Company, as amended and restated from time to time. Our Company has the right to seek damages if a duty owed by our directors is breached.

As set out above, our directors have a duty not to put themselves in a position of conflict and this includes a duty not to engage in self -dealing, or to otherwise benefit as a result of their position. However, in some instances what would otherwise be a breach of this duty can be forgiven and/or authorized in advance by the shareholders provided that there is full disclosure by the directors. This can be done by way of permission granted in the memorandum and articles of association or alternatively by shareholder approval at general meetings. Our amended and restated memorandum and articles of association provides that following such disclosure and subject to any special requirement for Audit Committee approval under applicable law or the listing rules of NYSE American, and unless disqualified by the chairperson of the relevant meeting, such director may vote in respect of any transaction or arrangement in which he or she is interested and may be counted in the quorum of the meeting. Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

●	convening shareholders’ annual and extraordinary general meetings and reporting its work to shareholders at such meetings;

●	declaring dividends and distributions;

●	appointing officers and determining the term of office of the officers;

●	exercising the borrowing powers of our company and mortgaging the property of our company; and

●	approving the transfer of Shares in our company, including the registration of such Shares in our Share register.

Code of Business Conduct and Ethics, Insider Trading Policy and Executive Compensation Recovery Policy

We adopted (i) a code of business conduct and ethics; (ii) Insider Trading Policy that applies to our Directors, officers, and employees, including our chief executive officer, chief financial officer, principal accounting officer or controller or persons performing similar functions; and (iii) Executive Compensation Recovery Policy that applies to our officers, and employees, including our chief executive officer, chief financial officer, principal accounting officer or controller or persons performing similar functions, (collectively the “Policies”). The Policies, any amendments to the Policies, and any waivers of the Policies for our Directors, executive officers and senior finance executives are available on our website to the extent required by applicable U.S. federal securities laws and the corporate governance rules of NYSE American.

Qualification

There are no membership qualifications for directors. Further, there are no share ownership qualifications for directors. There are no other arrangements or understandings pursuant to which our directors are selected or nominated.

Committees of the Board of Directors

We are considered a “controlled company” under the NYSE American Company Guide as more than 50% of the voting power of our shares were held by a single entity. A controlled company is not required to comply with the NYSE American corporate governance rules requiring a board of directors to have a majority of independent directors to have independent audit, compensation, and nominating and corporate governance committees. Our board of directors currently consists of five directors. We have established an audit committee, a compensation committee and a nominating and corporate governance committee.

Audit Committee. Our audit committee consists of Dr. Gu Zhaoyang, Mr. Yan Jonathan Jun, and Mr. Shin Ho Chuen. All of them are financially literate and two of whom have accounting or related financial management expertise. Dr. Gu Zhaoyang is the chairperson of our audit committee. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

●	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

●	reviewing with the independent auditors any audit problems or difficulties and management’s response;

●	discussing the annual audited financial statements with management and the independent auditors;

●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

●	reviewing and approving all proposed related-party transactions;

●	meeting separately and periodically with management and the independent auditors; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee. Our compensation committee consists of Mr. Yan Jonathan Jun, Dr. Gu Zhaoyang, and Mr. Shin Ho Chuen. We have determined that each of our compensation committee members satisfies the “independence” requirements of the NYSE American Company Guide. Mr. Yan Jonathan Jun is the chairman of our compensation committee. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. The compensation committee will be responsible for, among other things:

●	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

●	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

●	reviewing periodically and approving any incentive compensation or equity plans, programs, or similar arrangements; and

●	selecting compensation consultant, legal counsel, or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Mr. Shin Ho Chuen, Dr. Gu Zhaoyang, and Mr. Yan Jonathan Jun. Mr. Shin Ho Chuen is the chairman of our nominating and corporate governance committee. We have determined that each of our nominating and corporate governance committee members satisfies the “independence” requirements of Rule 5605(a)(2) of the NYSE American Company Guide. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee will be responsible for, among other things:

●	selecting and recommending to the board nominees for election by the shareholders or appointment by the board;

●	reviewing annually with the board the current composition of the board in regard to characteristics such as independence, knowledge, skills, experience, and diversity;

●	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

●	advising the board periodically in regard to significant developments in the law and practice of corporate governance, as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has, during the past ten years, been involved in any legal proceedings described in subparagraph (f) of Item 401 of Regulation S-K.

6.D. Employees

As of December 31, 2024, 2023 and 2022, we had a total of 162, 159 and 152 employees. The following table sets forth the breakdown of our employees as of December 31, 2024 by function:

Department	Hong Kong	PRC
Management	7	3
Finance	2	5
Administration	2	1
Sales and Marketing	3	17
Production and related	0	103
Support	2	17
Total	16	146

Our employees are not covered by any collective bargaining agreement. We believe that we maintain a good working relationship with our employees, and we have not experienced any significant labor disputes as of the date of this annual report.

6.E. Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of the date of this annual report for:

●	each person or entity known by us to own beneficially more than 5% of our outstanding Shares;

●	each of our directors and executive officers; and

●	all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include ordinary shares issuable upon the exercise of options that are immediately exercisable or exercisable within 60 days of the date hereof.

Except as otherwise indicated, all of the shares reflected in the table are ordinary shares and all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. The information is not necessarily indicative of beneficial ownership for any other purpose.

The calculations in the table below are based on 22,690,000 ordinary shares issued and outstanding as of the date of this annual report.

Except as otherwise indicated in the table below, addresses of our directors, executive officers and named beneficial owners are in care of Luda Technology Group Limited, Unit H, 13/F, Kaiser Estate Phase 2, 47-53 Man Yue Street, Hung Hom, Kowloon, Hong Kong.

	Ordinary Shares	Beneficially Owned
Name of Beneficial Owner	Number of Shares	Percentage of Shares
Directors and Executive Officers:
Ma Biu	20,000,000	88.14%
Liu Liangping	Nil
Yung Chi Man	Nil
Gu Zhaoyang	Nil
Yan Jonathan Jun	Nil
Shin Ho Chuen	Nil
5% or Greater Shareholders:
Diamond Horses Group Limited(1)	20,000,000	88.14
	20,000,000	88.14%

(1)	The registered address of Diamond Horses Group Limited, a British Virgin Islands company, is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. 20,000,000 ordinary shares directly held by Diamond Horses Group Limited of which Ma Biu is the sole shareholder and holds the voting and dispositive power over the ordinary shares held by such entity.

6.F. Disclosure of a registrant’s action to recover erroneously awarded compensation

Not applicable.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership” for a description of our major shareholders.

7.B. Related Party Transactions

Transactions with Related Parties

In addition to the executive officer and director compensation arrangements discussed in “Employment Agreements, Director Agreements and Indemnification Agreements”, set forth below are our related party transactions that occurred since the beginning of our preceding three fiscal years up to the date of December 31, 2024 and subsequent periods. The “related party transactions” are transactions identified in accordance with the rules prescribed under Part I, Item 7B of SEC Form 20-F, with respect to transactions or loans between the Company and (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, the Company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of the Company that gives them significant influence over the Company, and close members of any such individual’s family; (d) key management personnel, that is, those persons having authority and responsibility for planning, directing and controlling the activities of the Company, including directors and senior management of companies and close members of such individuals’ families; and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

Nature of Relationships with Related Parties

No.	Names of related parties	Relationship
1	Won Fittings Company Limited	Wholly owned by Ms. Liu Liangping.
2	Ma Biu	Chairman, Director, and Chief Executive Officer
3	Liu Liangping	Director and Chief Operating Officer
4	Diamond Horses Group Limited (Formerly known as “Luda Group Ltd.”)	Mr. Ma Biu is the director of the company, Ms. Liu Liangping is the director of the company.

Summary of Related Party Transactions:

A summary of trade transactions with a related party for the years ended December 31, 2024, 2023 and 2022 are listed below:

	For the years ended
	December 31,
	US$	US$	US$
Rental expenses charged by a related party:	2024	2023	2022
Won Fittings Company Limited	81,538	80,385	76,923

From January 1, 2025 to the date of this annual report, the rental expenses charged by Won Fittings Company Limited amounted to $27,180.

The Company’s short-term bank borrowings are guaranteed by Mr. Ma Biu and Ms. Liu Liangping, and properties owned by Mr. Ma Biu and Ms. Liu Liangping.

		As of December 31,
		US$	US$	US$
Due to related parties:	Nature	2024	2023	2022
Ma Biu	Advance from a related party	$—	$1,405	$—
Diamond Horses Group Limited	Advance from a related party	—	24,080	—
Total		$—	$25,485	$—

		As of December 31,
		US$	US$	US$
Due from related parties:	Nature	2024	2023	2022
Ma Biu	Advance to a related party	$—	$—	$55,341
Liu Liangping	Advance to a related party	—	215,995	143,462
Total		$—	$215,995	$198,803

The due to related party balances as of December 31, 2023 and 2022 are unsecured, interest-free and due on demand. As of December 30, 2024 and the date of this annual report, there was no balance of amount due to related party.

The due from related party balances as of December 31, 2023 and 2022 are unsecured, interest-free and due on demand. The balances were fully settled in February 2024. As of December 30, 2024 and the date of this annual report, there was no balance of amount due from related party.

The Company declared $3,377,564, $247,731 and $358,974 dividend distributed to Diamond Horses Group Limited for the years ended December 31, 2024, 2023 and 2022, respectively, and paid $3,377,564, $630,785 and nil for the the years ended December 31, 2024, 2023 and 2022, respectively. As of December 31, 2024, 2023 and 2022, dividend payable to Diamond Horses Group Limited is nil, nil and $383,056, respectively.

Employment Agreements, Director Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Employment Agreements, Director Agreements and Indemnification Agreements”.

Policies and Procedures for Related Party Transactions

Our board of directors has created an audit committee which will be tasked with review and approval of all related party transactions.

7.C. Interests of Experts and Counsel

Not Applicable.

ITEM 8.	FINANCIAL INFORMATION

8.A. Consolidated Statements and Other Financial Information

The financial statements required by this item may be found at the end of this annual report on Form 20-F, beginning on page F-1.

Legal Proceedings

From time to time, we may become a party to various legal or administrative proceedings arising in the ordinary course of our business, including actions with respect to intellectual property infringement, violation of third-party licenses or other rights, breach of contract, and labor and employment claims. We are currently not a party to, and we are not aware of any threat of, any legal or administrative proceedings that, in the opinion of our management, are likely to have any material and adverse effect on our business, financial condition, cash flow, or results of operations.

Dividends

On January 8, 2024, May 6, 2024 and August 26, 2024, Luda Cayman paid dividend of RMB9,250,000, RMB5,700,000 and RMB9,000,000, respectively, to Diamond Horses Group Limited. We may declare or pay dividends in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments.

The declaration, amount and payment of any future dividends will be at the sole discretion of our board of directors, subject to compliance with applicable Cayman Islands laws. Our board of directors will take into account general economic and business conditions, our financial condition and results of operations, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions and other implications on the payment of dividends by us to our shareholders or by our subsidiaries to us, and such other factors as our board of directors may deem relevant.

Subject to the Companies Act and our amended and restated memorandum and articles of association, our board of directors may authorize payment of a dividend to shareholders at such time and of such an amount out of profits and/or our share premium account, if shares have been issued at a premium, provided that in no circumstances may a dividend be paid if the dividend payment would result in the company being unable to pay its debts as they fall due in the ordinary course of business.

As we are a holding company, we rely on dividends paid to us by our subsidiaries for our cash requirements, including funds to pay any dividends and other cash distributions to our shareholders, service any debt we may incur and pay our operating expenses. Our ability to pay dividends to our shareholders will depend on, among other things, the availability of dividends from our PRC subsidiary Luda PRC.

Cash dividends, if any, on our Shares will be paid in U.S. dollars.

As an exempted company, we are not subject to any income, withholding or capital gains taxes in the Cayman Islands. Our shareholders will not be subject to any income, withholding or capital gains taxes in the Cayman Islands with respect to their shares and dividends received on those shares, nor will they be subject to any estate or inheritance taxes in the Cayman Islands.

8.B. Significant Changes

Except as disclosed elsewhere in this annual report, no other significant changes to our financial condition have occurred since the date of the annual financial statements contained herein.

ITEM 9.	THE OFFER AND LISTING

9.A. Offer and Listing Details

Our ordinary shares began trading on the NYSE American on February 27, 2025, under the symbol “LUD”. Our initial public offering of an aggregate 2,500,000 Ordinary Shares at a price of $4.00 per share to the public, for a total gross proceeds of US$10.0 million to the Company, before deducting underwriting discounts and offering expenses, closed on February 28, 2025. All of the shares are being offered by the Company.

9.B. Plan of Distribution

Not Applicable.

9.C. Markets

Our Ordinary Shares have been listed on the NYSE American on February 27, 2025, under the symbol “LUD”.

9.D. Selling Shareholders

Not Applicable.

9.E. Dilution

Not Applicable.

9.F. Expenses of the Issuer

Not Applicable.

ITEM 10.	ADDITIONAL INFORMATION

10.A. Share Capital

Not Applicable.

10.B. Memorandum and Articles of Association

We incorporate by reference into this Annual Report the description of our Memorandum and Articles of Association of the Registrant, as currently in effect, Exhibit 3.2, and the description of differences in corporate laws contained in our registration statement on Form F-1 (File No. 333-283680), as amended, initially filed with the SEC on December 6, 2024.

10.C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in this annual report.

10.D. Exchange Controls

Cayman Islands

Currently there is no exchange control regulations in the Cayman Islands and Hong Kong applicable to us and shareholders.

10.E. Taxation

The following summary of the material Cayman Islands, Hong Kong, PRC and U.S. tax consequences of an investment in our ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date hereof, all of which are subject to change, possibly with retroactive effect. This summary is not intended to be, nor should it be construed as, legal or tax advice and is not exhaustive of all possible tax considerations. This summary also does not deal with all possible tax consequences relating to an investment in our ordinary shares, such as the tax consequences under state, local, or under the tax laws of jurisdictions other than the Cayman Islands, Hong Kong, PRC and the United States. Investors should consult their own tax advisors with respect to the tax consequences of the acquisition, ownership and disposition of our ordinary shares.

Cayman Islands Taxation

The following is a discussion on certain Cayman Islands income tax consequences of an investment in our securities. The discussion is a general summary of present law, which is subject to prospective and retroactive change. It is not intended as tax advice, does not consider any investor’s particular circumstances, and does not consider tax consequences other than those arising under Cayman Islands law.

Payments of dividends and capital in respect of our securities will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of the securities nor will gains derived from the disposal of the securities be subject to Cayman Islands income or corporation tax.

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within, the jurisdiction of the Cayman Islands. The Cayman Islands are a party to a double tax treaty entered into with the United Kingdom in 2010 but otherwise is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands. Under the laws of the Cayman Islands, no stamp duty is payable in the Cayman Islands on the issue of shares by, or any transfers of shares of, Cayman Islands companies (except those which hold interests in land in the Cayman Islands).

The Company has been incorporated under the laws of the Cayman Islands as an exempted company with limited liability and, as such, has received an undertaking from the Governor in Cabinet of the Cayman Islands to the effect that, for a period of 20 years from the date of the undertaking, being April 28, 2022, no law that thereafter is enacted in the Cayman Islands imposing any tax or duty to be levied on profits, income or on gains or appreciation shall apply to our Company or its operations; and that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable (a) on or in respect of the shares, debentures or other obligations of our Company; or (b) by way of the withholding, in whole or in part of, any relevant payment as defined in the Tax Concessions Act of the Cayman Islands.

People’s Republic of China Taxation

According to the Enterprise Income Tax Law of the PRC (the “Income Tax Law”) and the Implementation Regulations of Enterprise Income Tax Law of the PRC, the enterprise income tax for both domestic and foreign-invested enterprises are unified at 25%.

According to the Income Tax Law, income such as dividends, rental, interest and royalty from the PRC derived by a non-resident enterprise which has no establishment in the PRC or has establishment but the income has no relationship with such establishment is subject to a 10% withholding tax, which may be reduced if the foreign jurisdiction of incorporation has a tax treaty with the PRC that provides for a different withholding arrangement, unless the relevant income is specifically exempted from tax under the applicable income tax laws, regulations, notices and decisions which relate to foreign invested enterprises and their investors.

According to the Notice of the State Administration of Taxation on Issues Relating to the Administration of the Dividend Provision in Tax Treaties, the corporate recipients of dividends distributed by PRC enterprises must satisfy the direct ownership thresholds at all times during the twelve (12) consecutive months preceding the receipt of the dividends.

According to the EIT Law and its implementation rules allow certain “high and new technology enterprises with strong government support” that independently own core intellectual property and meet statutory criteria to benefit from a reduced corporate income tax rate of 15%.

According to the Administrative Regulations on the Certification of High-Tech Enterprises, any enterprise that is certified as a high-tech enterprise shall be granted such status for a period of three years if it continues to meet the qualifications of a high-tech enterprise during such period.

Hong Kong Taxation

Luda HK is incorporated in Hong Kong and was subject to 16.5% Hong Kong profits tax on their taxable income assessable profits generated from operations arising in or derived from Hong Kong for the years of assessment of 2023/2024, 2022/2023 and 2021/2022. Hong Kong profits tax rates for corporations are 8.25% on assessable profits up to HK$2,000,000, and 16.5% on any part of assessable profits over HK$2,000,000. Under Hong Kong tax laws, Luda HK is not taxed on their foreign-sourced income. In addition, payments of dividends from Luda HK to us is not subject to any withholding tax in Hong Kong.

Certain United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to U.S. Holders (as defined below) of the ownership and disposition of our ordinary shares. This summary applies only to U.S. Holders that hold our ordinary shares as capital assets (generally, property held for investment) and that have the U.S. dollar as their functional currency. This summary is based on U.S. federal tax laws in effect as of the date of this annual report, on U.S. Treasury regulations in effect or, in some cases, proposed as of the date of this annual report, and judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which could apply retroactively and could affect the tax consequences described below. No ruling has been sought from the Internal Revenue Service (“IRS”) with respect to any U.S. federal income tax considerations described below, and there can be no assurance that the IRS or a court will not take a contrary position. Moreover, this summary does not address the U.S. federal estate, gift, backup withholding, and alternative minimum tax considerations, or any state, local, and non-U.S. tax considerations, relating to the ownership and disposition of our ordinary shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

●	financial institutions or financial services entities;

●	insurance companies;

●	pension plans;

●	cooperatives;

●	regulated investment companies;

●	real estate investment trusts;

●	broker-dealers;

●	traders that elect to use a mark-to-market method of accounting;

●	governments or agencies or instrumentalities thereof;

●	certain former U.S. citizens or long-term residents;

●	tax-exempt entities (including private foundations);

●	persons liable for alternative minimum tax;

●	persons holding stock as part of a straddle, hedging, conversion or other integrated transaction;

●	persons whose functional currency is not the U.S. dollar;

●	passive foreign investment companies;

●	controlled foreign corporations;

●	persons that actually or constructively own 5% or more of the total combined voting power of all classes of our voting stock; or

●	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding ordinary shares through such entities.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ordinary shares that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia;

●	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

●	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions, or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our ordinary shares and their partners are urged to consult their tax advisors regarding an investment in our ordinary shares.

Taxation of Dividends and Other Distributions on our Ordinary Shares

Subject to the discussion below under “Passive Foreign Investment Company Rules,” any cash distributions (including the amount of any PRC tax withheld) paid on our ordinary shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. A non-corporate U.S. Holder will be subject to tax on dividend income from a “qualified foreign corporation” at a lower applicable capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period requirements are met. A non -U.S. corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) will generally be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States that the U.S. Secretary of Treasury determines is satisfactory for purposes of this provision and includes an exchange of information program, or (ii) with respect to any dividend it pays on stock that is readily tradable on an established securities market in the United States, including NYSE American. It is unclear whether dividends that we pay on our ordinary shares will meet the conditions required for the reduced tax rate. However, in the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, we may be eligible for the benefits of the United States -PRC income tax treaty. If we are eligible for such benefits, dividends we pay on our ordinary shares, would be eligible for the reduced rates of taxation described in this paragraph. You are urged to consult your tax advisor regarding the availability of the lower rate for dividends paid with respect to our ordinary shares. Dividends received on our ordinary shares will not be eligible for the dividends-received deduction allowed to corporations.

Dividends will generally be treated as income from foreign sources for U.S. foreign tax credit purposes and will generally constitute passive category income. Depending on the U.S. Holder’s individual facts and circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit not in excess of any applicable treaty rate in respect of any foreign withholding taxes imposed on dividends received on our ordinary shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such U.S. Holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and their outcome depends in large part on the U.S. Holder’s individual facts and circumstances. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Taxation of Sale or Other Disposition of Ordinary Shares

Subject to the discussion below under “Passive Foreign Investment Company Rules,” a U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the U.S. Holder’s adjusted tax basis in such ordinary shares. Any capital gain or loss will be long term if the ordinary shares have been held for more than one year and will generally be U.S.-source gain or loss for U.S. foreign tax credit purposes. Long-term capital gains of non-corporate taxpayers are currently eligible for reduced rates of taxation. In the event that gain from the disposition of the ordinary shares is subject to tax in the PRC, such gain may be treated as PRC-source gain under the United States-PRC income tax treaty. The deductibility of a capital loss may be subject to limitations. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our ordinary shares, including the availability of the foreign tax credit under their particular circumstances.

Passive Foreign Investment Company Rules

A non-U.S. corporation, such as our company, will be classified as a PFIC, for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For this purpose, cash and cash equivalents are categorized as passive assets and the company’s goodwill and other unbooked intangibles are taken into account as non-passive assets. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

Based on our current composition of assets, subsidiaries and market capitalization (which will fluctuate from time to time), we do not expect to be or become a PFIC for U.S. federal income tax purposes. However, no assurance can be given in this regard because the determination of whether we will be or become a PFIC is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where our revenue from activities that produce passive income significantly increase relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase. In addition, because there are uncertainties in the application of the relevant rules, it is possible that the Internal Revenue Service may challenge our classification of certain income and assets as non-passive or our valuation of our tangible and intangible assets, each of which may result in our becoming a PFIC for the current or subsequent taxable years. If we were classified as a PFIC for any year during which a U.S. Holder held our ordinary shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. Holder held our ordinary shares even if we cease to be a PFIC in subsequent years, unless certain elections are made.

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ordinary shares, and unless the U.S. Holder makes a mark -to-market election (as described below), the U.S. Holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ordinary shares), and (ii) any gain realized on the sale or other disposition of ordinary shares. Under these rules,

●	the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the ordinary shares;

●	the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”), will be taxable as ordinary income;

●	the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year; and

●	an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each prior taxable year, other than a pre-PFIC year, of the U.S. Holder.

If we are treated as a PFIC for any taxable year during which a U.S. Holder holds our ordinary shares, or if any of our subsidiaries is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of any lower-tier PFICs for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock, provided that such stock is “regularly traded” within the meaning of applicable U.S. Treasury regulations. If our ordinary shares qualify as being regularly traded, and an election is made, the U.S. Holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ordinary shares held at the end of the taxable year over the adjusted tax basis of such ordinary shares and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ordinary shares over the fair market value of such ordinary shares held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ordinary shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the U.S. Holder will not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our ordinary shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

Furthermore, as an alternative to the foregoing rules, a U.S. Holder that owns stock of a PFIC generally may make a “qualified electing fund” election regarding such corporation to elect out of the PFIC rules described above regarding excess distributions and recognized gains. However, we do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

If a U.S. Holder owns our ordinary shares during any taxable year that we are a PFIC, the U.S. Holder must generally file an annual Internal Revenue Service Form 8621 and provide such other information as may be required by the U.S. Treasury Department, whether or not a mark-to-market election is or has been made. If we are or become a PFIC, you should consult your tax advisor regarding any reporting requirements that may apply to you.

You should consult your tax advisors regarding how the PFIC rules apply to your investment in our ordinary shares.

Non-U.S. Holders

Cash dividends paid or deemed paid to a Non-U.S. Holder with respect to the ordinary shares generally will not be subject to U.S. federal income tax unless such dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base that such holder maintains or maintained in the United States).

In addition, a Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain attributable to a sale or other taxable disposition of the ordinary shares unless such gain is effectively connected with its conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base that such holder maintains or maintained in the United States) or the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of such sale or other disposition and certain other conditions are met (in which case, such gain from U.S. sources generally is subject to U.S. federal income tax at a 30% rate or a lower applicable tax treaty rate).

Cash dividends and gains that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base that such holder maintains or maintained in the United States) generally will be subject to regular U.S. federal income tax at the same regular U.S. federal income tax rates as applicable to a comparable U.S. Holder and, in the case of a Non-U.S. Holder that is a corporation for U.S. federal income tax purposes, may also be subject to an additional branch profits tax at a 30% rate or a lower applicable tax treaty rate.

Information Reporting and Backup Withholding

Certain U.S. Holders are required to report information to the Internal Revenue Service relating to an interest in “specified foreign financial assets,” including shares issued by a non-United States corporation, for any year in which the aggregate value of all specified foreign financial assets exceeds $50,000 (or a higher dollar amount prescribed by the Internal Revenue Service), subject to certain exceptions (including an exception for shares held in custodial accounts maintained with a U.S. financial institution). These rules also impose penalties if a U.S. Holder is required to submit such information to the Internal Revenue Service and fails to do so.

In addition, dividend payments with respect to our ordinary shares and proceeds from the sale, exchange or redemption of our ordinary shares may be subject to additional information reporting to the IRS and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on IRS Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on IRS Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information. We do not intend to withhold taxes for individual shareholders. However, transactions effected through certain brokers or other intermediaries may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

The preceding discussion of U.S. federal tax considerations is for general information purposes only. It is not tax advice. Each prospective investor should consult its own tax advisor regarding the particular U.S. federal, state, local and foreign tax consequences of purchasing, holding and disposing of our ordinary shares, including the consequences of any proposed change in applicable laws.

10.F. Dividends and Paying Agents

Not Applicable.

10.G. Statement by Experts

Not Applicable.

10.H. Documents on Display

We have previously filed with the SEC our registration statements on Form F-1 (File No. 333-283680), as amended.

We are subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we are required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov or inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site at www.sec.gov that contains reports and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. You may also visit us on the world wide web at www.ludahk.com. However, information contained on our website does not constitute a part of this annual report.

10.I. Subsidiary Information

For a listing of our subsidiaries, see “Item 4. Information on the Company—A. History and Development of the Company”.

10.J. Annual Report to Security Holders

Not Applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Liquidity risk

We are exposed to liquidity risk, which is the risk that we will be unable to provide sufficient capital resources and liquidity to meet our commitments and business needs. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation. When necessary, we will turn to other financial institutions to obtain short -term funding to meet the liquidity shortage.

Interest rate risk

As of December 31, 2024, we had outstanding bank borrowings of approximately $12.3 million, of which the bank borrowings of approximately $11.7 million will be payable within one year and the bank borrowings of $0.6 million will be payable after one year. The bank borrowings bore an annual effective interest rate ranging from 3.2% to 8.27%. Our exposure to interest rate risk primarily relates to the interest rate on our outstanding loans which carry variable interest rate. For illustration purpose and based on the outstanding loans of the Group as at December 31, 2024, if the interest rates of floating rate loans increase by 1%, our interest expenses will increase by approximately $126,318 or 23.8%. We have not been exposed to material risks due to changes in interest rates. An increase, however, may raise the cost of any debt we incur presently and in the future and result in an adverse impact on our income.

Foreign Exchange Risk

Foreign exchange risk is the risk that the value of financial assets or liabilities will fluctuate due to changes in foreign exchange rates. We are exposed to foreign exchange risk from our business which is denominated in currencies other than US$ (i.e. RMB). Consequently, the exchange rate to our currency relative to other foreign currencies may change in a manner that has an adverse effect on the value of that portion of our assets or liabilities denominated in currencies other than US$. For FY2024, FY2023 and FY2022, we recorded loss on foreign currency translation amounting to approximately $0.3 million, $0.6 million and $1.3 million respectively. Our currency exposure is measured and monitored on a regular basis by the manager.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not Applicable.

B. Warrants and Rights

Not Applicable.

C. Other Securities

Not Applicable.

D. American Depositary Shares

Not Applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

See “Item 10—Additional Information—B. Memorandum and Articles of Association” for a description of the rights of securities holders, which remain unchanged.

Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File number: 333-283680) in relation to the initial public offering of 2,500,000 ordinary shares of the Company. Our initial public offering was announced on February 26, 2025 and closed on February 28, 2025. Revere Securities LLC. was the representative of the underwriters for our initial public offering. We offered and sold 2,500,000 ordinary shares at a price of $4.00 per share and received net proceeds of approximately $7.3 million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. The registration statement was declared effective by the SEC on February 26, 2025. The total expenses incurred for our company’s account in connection with our initial public offering was approximately $2.7 million, which included approximately $1.0 million in underwriting discounts and commissions for the initial public offering and approximately $1.7 million in other costs and expenses for our initial public offering. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds we received from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

In relation to initial public offering, our Company has granted the underwriters a 45-day option to purchase up to an additional 375,000 ordinary shares to cover over-allotments, if any. On April 7, 2025, the Company issued and sold to the underwriter 190,000 ordinary shares at a price of $4.00 per share, pursuant to the partial exercise of the Over-Allotment Option, resulting in additional gross proceeds of approximately $760,000. As a result, the Company has raised aggregate gross proceeds of $10,760,000 in the IPO, including the exercise of the Over-Allotment Option, prior to deducting underwriting discounts and commissions and estimated offering expenses payable by the Company.

As of the date of this annual report, we have used the net proceeds received from our initial public offering coupled with working capital to purchased $8.0 million of participating shares in a fund, a segregated portfolio of Global A Plus Investment SPC Limited (the “Fund”). We intends to use the idle funds to invest in the Fund as short-term investment for treasury management. There is no material change in the use of proceeds as described in our registration statement on Form F-1. We still intend to use the proceeds from our initial public offering as disclosed in our registration statement on Form F-1.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

This Annual Report on Form 20-F does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of our independent registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

ITEM 16.	[Reserved]

None.

ITEM 16.A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Dr. Gu Zhaoyang qualifies as an “audit committee financial expert”, and is independent for the purposes of the Rule 5605(c)(2) of the NYSE American Company Guide and meets the independence standards under Rule 10A-3 under the Exchange Act.

ITEM 16.B.	CODE OF ETHICS

Our board of directors has adopted a code of business conduct and ethics, which is applicable to all of our directors, officers, and employees. We have filed our code of business conduct and ethics as Exhibit 14.1 of our registration statement on Form F-1 (file No. 333-283680) filed with the SEC on December 6, 2024. Our code of business conduct and ethics is publicly available on our website.

ITEM 16.C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by ZH CPA, LLC, our independent registered public accounting firm, for the periods indicated.

	Year Ended December 31, 2024	Year Ended December 31, 2023	Year Ended December 31, 2022
	US$	US$	US$
Audit fees	270,000	270,000	250,000
Audit related fees	30,000	30,000	25,000
Tax fees	-	-	-
All other fees	-	-	-
Total	300,000	300,000	275,000

The policy of our audit committee and our board of directors has established its pre-approval policies and procedures, pursuant to which the audit committee approved the foregoing audit, tax, and non-audit services provided by ZH CPA, LLC in the fiscal years as described above. Consistent with our audit committee’s responsibility for engaging our independent auditors, all audit and permitted non-audit services require pre-approval by the audit committee. The full audit committee approves proposed services and fee estimates for these services. One or more independent directors serving on the audit committee may be delegated by the full audit committee to pre-approve any audit and non-audit services. Any such delegation shall be presented to the full audit committee at its next scheduled meeting. Pursuant to these procedures, the audit committee approved the foregoing audit services provided by ZH CPA, LLC.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Neither we nor any “affiliated purchaser,” as defined in Rule 10b-18(a)(3) of the Exchange Act, purchased any of our equity securities during the period covered by this annual report.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not Applicable.

ITEM 16G.	CORPORATE GOVERNANCE

Not required.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not Applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not Applicable.

ITEM 16J.	INSIDER TRADING POLICIES

The Company has adopted an insider trading policy governing the purchase, sale and other dispositions of our securities by directors, senior management and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to the Company. A copy of our Insider Trading Policy is filed as Exhibit 11.2 to this annual report on Form 20-F.

ITEM 16K.	CYBERSECURITY

Risk Management and Strategy

We adhere to the definitions provided in Item 16K, recognizing the critical significance of implementing strong cybersecurity measures to safeguard our information systems and the sensitive data they hold. Our priority is to protect our information and systems from unauthorized access, use, disclosure, disruption, modification, or destruction. We identify and assess material risks from cybersecurity threats to our information systems and the information residing in our information systems by monitoring and evaluating our threat environment on an ongoing basis using various methods including, for example, using manual and automated tools that identify cybersecurity threats, conducting scans of the threat environment, and conducting risk assessments.

We manage material risks from cybersecurity threats to our information systems and the information residing in our information systems through various processes and procedures, including, depending on the environment, risk assessment, incident detection and response, vulnerability management, disaster recovery and business continuity plans, internal controls within our accounting and financial reporting functions, encryption of data, network security controls, access controls, physical security, asset management, systems monitoring, and employee training.

As of the date of this annual report, we are not aware of any risks from cybersecurity threats, including as a result of any cybersecurity incidents, which have materially affected or are reasonably likely to materially affect our Group, including our business strategy, results of operations, or financial condition.

Cybersecurity Governance

Our board of directors holds oversight responsibility over our Group’s risk management and strategy, including material risks related to cybersecurity threats. This oversight is executed directly by our board of directors and through its committees. Our audit committee oversees the management of our Group’s major financial risk exposures, the steps management has taken to monitor and control such exposures, and the process by which risk assessment and management is undertaken and handled, which would include cybersecurity risks, in accordance with its charter. The audit committee holds regular meetings and receives periodic reports from management regarding risk management, including major financial risk exposures from cybersecurity threats or incidents.

As we do not have a dedicated board committee exclusively focused on cybersecurity, our full board is primarily responsible for overseeing the implementation of our cybersecurity strategy. This includes assessing and managing material risks arising from cybersecurity threats, as well as identifying, evaluating, and addressing any cybersecurity incidents.

As of the date of this annual report, the Company has not encountered cybersecurity incidents that the company believes to have been material to the Company taken as a whole.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements and related notes required by this item are contained on pages F-1 through F-36.

ITEM 19.	EXHIBITS

Exhibit No.	Description
1.1	Current Effective Amended and Restated Memorandum and Articles of Association (incorporated herein by reference to Exhibit 3.2 to the registration statement on Form F-1 (File No. 333-283680), as amended, initially filed with the SEC on December 6, 2024)
2.1	Specimen Certificate for the Shares (incorporated herein by reference to Exhibit 4.1 to the registration statement on Form F-1 (File No. 333-283680), as amended, initially filed with the SEC on December 6, 2024)
2.2*	Description of Securities
4.1	Form of Underwriters’ Warrants (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-283680), as amended, initially filed with the SEC on December 6, 2024)
4.2	Unofficial English translation of the office lease agreement dated March 30,2023 between Luda Development Limited and Won Fittings Company Limited (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-283680), as amended, initially filed with the SEC on December 6, 2024)
4.3	Form of service agreement between the Company and its independent directors of the Registrant (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-283680), as amended, initially filed with the SEC on December 6, 2024)
4.4	Employment agreement of executive director between the Company and Ma Biu (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-283680), as amended, initially filed with the SEC on December 6, 2024)
4.5	Employment agreement of executive director between the Company and Liu Liangping (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-283680), as amended, initially filed with the SEC on December 6, 2024)
4.6*	Tenancy Agreement dated April 1, 2025 between Luda Development Limited and Won Fittings Company Limited
11.1	Code of Business Conduct and Ethics (incorporated herein by reference to Exhibit 14.1 to the registration statement on Form F-1 (File No. 333-283680), as amended, initially filed with the SEC on December 6, 2024)
11.2	Insider Trading Policy (incorporated herein by reference to Exhibit 14.3 to the registration statement on Form F-1 (File No. 333-283680), as amended, initially filed with the SEC on December 6, 2024)
12.1*	Chief Executive Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Chief Financial Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Chief Executive Officer Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Chief Financial Officer Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
21.1	List of subsidiaries of the Company (incorporated herein by reference to Exhibit 21.1 to the registration statement on Form F-1 (File No. 333-283680), as amended, initially filed with the SEC on December 6, 2024)
97.1	Executive Compensation Recovery Policy (incorporated by reference to Exhibit 14.2 to the registration statement on Form F-1 (File No. 333-283680), as amended, initially filed with the SEC on December 6, 2024)
101.INS	Inline XBRL Instance Document *
101.SCH	Inline XBRL Taxonomy Extension Schema Document *
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document *
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document *
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document *
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document *
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed with this annual report on Form 20-F
**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

LUDA TECHNOLOGY GROUP LIMITED

/s/ Ma Biu
	Name:	Ma Biu
	Title:	Chief Executive Officer

Date: April 30, 2025

LUDA TECHNOLOGY GROUP LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Luda Technology Group Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Luda Technology Group Limited and its subsidiaries (the “Company”) as of December 31, 2024 and 2023, and the related consolidated statements of operations and comprehensive (loss) income, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (the “PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ ZH CPA, LLC

We have served as the Company’s auditor since 2022.

Denver, Colorado

April 30, 2025

LUDA TECHNOLOGY GROUP LIMITED

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2024 AND 2023

(in U.S. dollar, except share data)

	December 31, 2024	December 31, 2023
ASSETS
Current assets
Cash and cash equivalents	$8,132,655	$8,082,691
Restricted cash	200,517	313,235
Accounts receivable, net	13,165,058	16,598,011
Notes receivable, net	381,878	1,985,863
Prepayments and other current assets, net	479,613	416,156
Amounts due from related parties	—	215,995
Advance to suppliers	33,043	8,401
Inventories, net	4,868,035	5,577,369
Inventories to be returned	939,404	1,772,586
Deferred costs	671,321	788,891
Contract assets, current, net	1,591,188	3,733,295
Investment in equity securities	1,390,475	19,602
Total Current Assets	$31,853,187	$39,512,095

Non-current assets
Property, plant and equipment, net	$5,124,432	$4,658,067
Intangible assets, net	701,154	741,233
Deferred tax assets	552,966	559,978
Contract assets, non-current, net	667,456	932,783
Other long-term assets	406,630	292,962
Total non-current assets	$7,452,638	$7,185,023
TOTAL ASSETS	$39,305,825	$46,697,118

Current Liabilities
Short-term bank loans	$11,675,074	$11,150,159
Amounts due to related parties	—	25,485
Accounts payable	8,673,801	12,076,793
Notes payable	—	140,847
Contract liabilities	221,770	225,526
Other payables and accruals	3,975,334	2,852,125
Income taxes payable	1,652	1,652
Refundable liabilities	1,303,748	2,275,943
Total current liabilities	$25,851,379	$28,748,530

Non-current liabilities
Long-term bank loans	$614,476	$763,934
Deferred tax liabilities	176,430	437,655
Total non-current liabilities	$790,906	$1,201,589
TOTAL LIABILITIES	$26,642,285	$29,950,119

COMMITMENTS AND CONTINGENCIES	—	—

SHAREHOLDERS’ EQUITY
Ordinary shares, $0.03 (Equivalent to HK$0.25) par value, 4,000,000,000 shares authorized, 20,000,000 shares issued and outstanding as of December 31, 2023 and 2024	$641,026	$641,026
Additional paid-in capital	—	—
Statutory reserve	2,253,177	2,120,769
Retained earnings	11,372,477	15,243,465
Accumulated other comprehensive loss	(1,603,140)	(1,258,261)
TOTAL EQUITY	$12,663,540	$16,746,999
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$39,305,825	$46,697,118

*	Shares presented on a retroactive basis to reflect the restructuring.

See accompanying notes to the consolidated financial statements.

LUDA TECHNOLOGY GROUP LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS) INCOME
FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022
(in U.S. dollar, except share data)

	For the years ended December 31,
	2024	2023	2022
SALES	$44,863,430	$51,428,054	$49,851,134
COST OF SALES	(33,458,207)	(40,533,077)	(39,565,806)
GROSS PROFIT	11,405,223	10,894,977	10,285,328

OPERATING EXPENSES
Selling expenses	$(6,342,751)	$(2,709,376)	$(2,118,052)
General and administrative expenses	(3,222,959)	(2,950,188)	(2,796,403)
Research and development expenses	(1,383,605)	(1,364,473)	(1,548,516)
Total operating expenses	(10,949,315)	(7,024,037)	(6,462,971)
Income from operations	455,908	3,870,940	3,822,357

OTHER INCOME (EXPENSE)
Interest expenses	(556,156)	(406,692)	(339,164)
Other income, net	3,453	15,228	85,668
Total other (expense) income, net	(552,703)	$(391,464)	$(253,496)

INCOME (LOSS) BEFORE INCOME TAX	(96,795)	$3,479,476	$3,568,861
INCOME TAX PROVISION	(264,221)	(446,899)	(501,571)
NET (LOSS) INCOME	(361,016)	$3,032,577	$3,067,290
OTHER COMPREHENSIVE LOSS:
Foreign Currency Translation Adjustment	(344,879)	(566,358)	(1,294,936)
Comprehensive (loss) income	(705,895)	$2,466,219	$1,772,354

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING*:
Basic and diluted	20,000,000	20,000,000	20,000,000
Earnings (loss) per share:
Basic and diluted	$(0.02)	$0.15	$0.15

*	Shares presented on a retroactive basis to reflect the reorganization.

See accompanying notes to the consolidated financial statements.

LUDA TECHNOLOGY GROUP LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022
(in U.S. dollar, except share data)

	Number of Shares	Ordinary Share	Accumulated Other Comprehensive Income (Loss)	Statutory Reserve	Retained Earnings	Total Equity
Balance at January 1, 2022	20,000,000	$641,026	$603,033	$1,312,570	$10,558,502	$13,115,131
Net Income		$—	$—	$—	$3,067,290	$3,067,290
Transfer to statutory reserve		$—	$—	$408,696	$(408,696)	$—
Foreign currency translation adjustment		$—	$(1,294,936)	$—	$—	$(1,294,936)
Dividends distribution		$—	$—	$—	$(358,974)	$(358,974)
Balance at December 31, 2022	20,000,000	$641,026	$(691,903)	$1,721,266	$12,858,122	$14,528,511
Net Income		$—	—	—	3,032,577	3,032,577
Transfer to statutory reserve		$—	—	399,503	(399,503)	—
Foreign currency translation adjustment		$—	(566,358)	—	—	(566,358)
Dividends distribution		$—	—	—	(247,731)	(247,731)
Balance at December 31, 2023	20,000,000	641,026	(1,258,261)	2,120,769	15,243,465	16,746,999
Net Loss		$—	—	—	(361,016)	(361,016)
Transfer to statutory reserve		$—	—	132,408	(132,408)	—
Foreign currency translation adjustment		$—	(344,879)	—	—	(344,879)
Dividends distribution		$—	—	—	(3,377,564)	(3,377,564)
Balance at December 31, 2024	20,000,000	641,026	(1,603,140)	2,253,177	11,372,477	12,663,540

*	Shares presented on a retroactive basis to reflect the reorganization.

See accompanying notes to the consolidated financial statements.

LUDA TECHNOLOGY GROUP LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022
(in U.S. dollar, except share data)

	For the years ended December 31,
	2024	2023	2022

CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) income	$(361,016)	$3,032,577	$3,067,290
Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities:
Amortization expenses	20,116	20,442	21,511
Depreciation expenses	460,494	449,678	411,868
Allowance for inventory provision	210,377	231,715	192,195
(Reversal of) Allowance for expected credit loss	(27,137)	714,384	568,977
Fair value changes of investment in equity securities	398,654	—	—
Expensed deferred IPO cost	137,596	—	—
(Gain) Loss on disposal of property, plant and equipment	(9,962)	13,926	—
Deferred tax expenses	(265,469)	(186,300)	50,215
Changes in operating assets and liabilities:
Inventories	1,158,627	(1,636,282)	(2,166,583)
Contract assets current and non-current	2,419,355	(596,041)	(1,029,586)
Accounts receivable	2,959,961	(1,017,999)	(6,746,703)
Notes receivable	1,587,449	301,548	(1,734,934)
Prepayments and other current assets	(78,716)	350,977	(443,793)
Advance to suppliers	(24,753)	83,048	—
Refundable liabilities	(923,120)	1,624,975	640,593
Accounts, other payables, accruals and income taxes payable	(1,926,096)	(44,503)	5,932,056
Notes payable	(138,971)	141,225	—
Contract liabilities	(2,147)	2,005	(177,163)
Other long-term assets	(137,651)	(152,523)	411,320
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	$5,457,591	3,332,852	$(1,002,737)

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds (payments) from investment in equity security	$(1,769,528)	(1,360)	$4,404
Purchase of property, plant and equipment	(1,078,271)	(1,758,567)	(460,378)
Proceeds from disposal of property, plant and equipment	26,446	661	24,650
NET CASH USED IN INVESTING ACTIVITES	$(2,821,353)	(1,759,266)	$(431,324)

CASH FLOWS FROM FINANCING ACTIVITIES:
Payment of deferred costs related to initial public offering	$(20,026)	(633,891)	$—
Dividends paid	(3,377,564)	(630,785)	—
Advance from related parties	215,995	25,486	—
Repayments to related parties	(25,487)	(17,192)	(205,392)
Proceeds from bank loans	14,529,278	12,903,494	11,375,854
Repayments on bank loans	(13,907,349)	(8,939,750)	(10,646,376)
NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITES	$(2,585,153)	2,707,362	$524,086
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(113,839)	(165,164)	(423,604)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS AND RESTRICTED CASH	$(62,754)	4,115,784	$(1,333,579)
CASH, CASH EQUIVALENTS AND RESTRICTED CASH AT BEGINNING OF YEAR	8,395,926	4,280,142	5,613,721
CASH, CASH EQUIVALENTS AND RESTRICTED CASH AT END OF YEAR	$8,333,172	8,395,926	$4,280,142

	For the years ended December 31,
	2024	2023	2022
Supplemental Disclosure of Cash Flow Information
Cash received from interest	23,461	48,765	1,573
Cash paid for interests	530,185	455,457	339,164
Cash paid for income tax	557,354	954,109	703,035

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the Consolidated Balance Sheets that sum to the total of the same amounts shown in the Consolidated Statements of Cash Flows:
Cash and cash equivalents	8,132,655	8,082,691	4,118,607
Restricted cash	200,517	313,235	161,535
Total cash, cash equivalents and restricted cash shown in the Consolidated Statements of Cash Flows	8,333,172	8,395,926	4,280,142

See accompanying notes to the consolidated financial statements

LUDA TECHNOLOGY GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — ORGANIZATION AND PRINCIPAL ACTIVITIES

(a) Organization and principal activities

Luda Technology Group Limited (“Luda Cayman” or the “Company”) is a holding company incorporated under the laws of the Cayman Islands on October 21, 2021, with one share issued to Diamond Horses Group Limited (“DHGL”). At the time of incorporation, Luda Cayman had an authorized share capital of HK$1,000,000,000 (US$128,205,128) divided into 1,000,000,000 ordinary shares of a nominal or par value of HK$1 (US$0.1282) each.

The Company and its subsidiaries (collectively referred as the “Company”) are principally engaged in (i) the manufacture and sale of stainless steel and carbon steel flanges and fittings products; and (ii) trading of steel pipes, valves, and other steel tubing products. We are headquartered in Hong Kong with manufacturing base in Taian City, Shandong Province of the PRC.

Details of the Company and its subsidiaries after reorganization are set out below:

Name of Entity	Date of Incorporation	Place of Incorporation	% of Ownership 2024	% of Ownership 2023	Principal Activities
Luda Technology Group Limited (“Luda Cayman” or the “Company”)	October 21, 2021	Cayman Islands	Parent	Parent	Investment holding
Luda Investment Holding Limited (“Luda BVI”)	October 25, 2021	British Virgin Islands	100%	100%	Investment holding
Luda Development Limited (“Luda HK”)	February 20, 2004	Hong Kong	100%	100%	Trading of steel pipes, valves, and other steel tubing products
Luda (Taian) Industrial Company (“Luda PRC”)	April 4, 2005	PRC	100%	100%	Manufacture and sale of stainless steel and carbon steel flanges and fittings products

Luda BVI was incorporated under the laws of the British Virgin Islands on October 25, 2021, with one share at no par value issued to DHGL which is owned by our Founder and controlling shareholder Mr. Ma Biu. Luda BVI is a holding company with no operations. The following entities are all directly and indirectly 100% owed by DHGL for all the periods presented.

Luda HK was incorporated under the laws of Hong Kong on February 20, 2004, with 5,000,000 shares at HK$1 issued to DHGL. Luda HK was a trading company for steel pipes, valves, and other steel tubing products.

Luda PRC was incorporated on April 4, 2005 as a wholly owned subsidiary of Luda HK under the laws of the PRC. Luda PRC was set up to commence the manufacturing of flanges and fittings with self-owned factory in China.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The consolidated financial statements include the financial statements of the Company and its all subsidiaries. All significant inter-company transactions and balances between the Company and its subsidiaries are eliminated upon consolidation.

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts reported and disclosed in the consolidated financial statements and accompanying notes. Management makes these estimates using the best information available at the time the estimates are made. Actual results could differ from those estimates. Changes in estimates are recorded in the period they are identified.

Significant accounting estimates reflected in the Company’s consolidated financial statements include: allowance for expected credit loss, provision of inventory, sales returns, useful life of property, plant and equipment, assumptions used in assessing impairment of long-lived assets.

Financial Instruments and current expected credit losses

Effective on January 1, 2021, the Company adopted ASU 2016-13, “Financial Instruments — Credit Losses (Topic 326) — Allowance for credit losses represents management’s best estimate of probable losses inherent in the portfolio.

This guidance replaced the “incurred loss” impairment methodology with an approach based on “expected losses” to estimate credit losses on certain types of financial instruments and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The guidance requires financial assets to be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the cost of the financial asset to present the net carrying value at the amount expected to be collected on the financial asset.

The Company have adopted loss rate method and individual specific valuation method to calculate the credit loss and considered the reverent factors of the historical and future conditions of the Company to make reasonable estimation of the risk rate. For accounts receivable and prepayments and other receivables aged less than 360 days, notes receivables and contract assets, the Company uses the loss rate method, which is a combination of historical rate method and adjustment rate method, to estimate the credit loss. For accounts receivable aged over 360 days and overdue retainage receivable, the Company uses the individual specific valuation method to estimate the credit loss.

The Company believes that the estimates utilized in preparing its consolidated financial statements are reasonable and prudent. Actual results could differ from these estimates. To the extent that there are material differences between these estimates and the actual results, future financial statements will be affected.

As of December 31, 2024 and 2023, balance of allowance for expected credit loss was $2,066,850 and $2,152,189, respectively.

Foreign Currency Translation

Transactions denominated in other than the functional currencies are re-measured into the functional currency of the entity at the exchange rates prevailing on the transaction dates. Monetary assets and liabilities denominated in currencies other than the applicable functional currencies are translated into the functional currency at the prevailing rates of exchange at the balance sheet date. The resulting exchange differences are reported in the consolidated statement of operations and comprehensive income.

The reporting currency of the Company is the U.S. dollar. The financial records of the Company’s subsidiaries in People’s Republic of China (“PRC”) and Hong Kong (“HK”) are maintained in their local currencies, as their functional currency which are Chinese Yuan (“CNY” or “RMB”) and Hong Kong Dollars (“HKD”). In general, for consolidation purposes, assets and liabilities of the Company’s subsidiaries whose functional currency is not US$ are translated into US$, in accordance with ASC Topic 830-30, “Translation of Financial Statement”, using the exchange rate on the balance sheet date. Revenues and expenses are translated at average rates prevailing during the period. The gains and losses resulting from translation of financial statements of foreign subsidiary are recorded as a separate component of accumulated other comprehensive income (loss) with in the statements of shareholders’ equity. Cash flows are also translated at average translation rates for the periods; therefore, amounts reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets.

Total foreign translation adjustments loss was $344,879 for the year ended December 31, 2024, $566,358 for the year ended December 31, 2023 and $1,294,936 for the year ended December 31, 2022. The balance sheet amounts of PRC subsidiary, with the exception of shareholders’ equity on December 31, 2024 and 2023 were translated at 7.2993 RMB and 7.0999 RMB to $1.00, respectively. The shareholders’ equity accounts were stated at their historical rate. The average translation rates applied to statement of income of PRC subsidiary accounts for the fiscal years ended December 31, 2024, 2023 and 2022 were 7.1957 RMB ,7.0809 RMB and 6.7290 RMB to $1.00, respectively. The balance sheet amounts of HK subsidiary, with the exception of shareholders’ equity on December 31, 2024 and 2023, and the average translation rates applied to statement of income for fiscal years ended December 31, 2024, 2023 and 2022, were all translated at 7.8 HKD to $1.00 USD.

Concentration of Risks

Concentration of major customers and suppliers:

	For the years ended December 31,
	2024		2023		2022
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Major customers representing more than 10% of the Company’s revenues
Customer A	$8,228,966	18.3%	$442,554	0.9%	$3,263,319	6.5%
Customer B	5,957,404	13.3%	8,390,058	16.3%	4,810,176	9.6%
Customer C	5,560,578	12.4%	3,280,721	6.4%	-	-
Customer D	4,497,689	10.0%	15,852,474	30.8%	11,066,180	22.2%
Total	$24,244,637	54.0%	$27,965,807	54.4%	$19,139,675	38.3%

	As of December 31,
	2024		2023
	Amount	Percentage	Amount	Percentage
Major customers of the Company’s accounts receivable
Customer A	$2,718,597	18.0%	$-	-
Customer B	1,582,693	10.5%	3,619,197	19.6%
Customer C	-	-	2,246,649	12.1%
Customer D	1,704,452	11.3%	1,649,436	8.9%
Total	$6,005,742	39.8%	$7,515,282	40.6%

Accounts receivable from the Company’s major customers accounted for 39.8% and 40.6% of total accounts receivable balances as of December 31, 2024 and 2023, respectively.

The loss of our significant customer or the failure to attract new customers could have a material adverse effect on our business, consolidated results of operations and financial condition.

	For the years ended December 31,
	2024		2023		2022
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Major suppliers representing more than 10% of the Company’s purchase
Supplier A	$2,669,726	8.4%	$11,425,454	23.8%	$8,387,625	17.6%
Supplier B	3,939,174	12.4%	4,147,801	8.7%	1,875,765	3.9%
Supplier C	4,651,267	14.7%	3,390,540	7.1%	4,617,742	9.7%
Total	$11,260,167	35.5%	$18,963,795	39.6%	$14,881,132	31.2%

	As of December 31,
	2024		2023
	Amount	Percentage	Amount	Percentage
Major suppliers of the Company’s accounts payables
Supplier A	$1,378,928	15.9%	$2,974,486	24.6%
Supplier B	1,499,161	17.3%	1,632,295	13.5%
Supplier C	1,645,008	19.0%	1,555,532	12.9%
Supplier D	699,940	8.1%	1,284,403	10.6%
Total	$5,223,037	60.3%	$7,446,716	61.6%

Accounts payable from the Company’s major suppliers accounted for 60.3% and 61.6% of total accounts payable balances as of December 31, 2024 and 2023, respectively.

The Company believes there are numerous other suppliers that could be substituted should the supplier become unavailable or non-competitive.

Exchange Rate Risks

The Company operates in China, which may give rise to significant foreign currency risks mainly from fluctuations and the degree of volatility of foreign exchange rates between the USD and the RMB. Strengthening of the RMB against the USD would result in a negative impact of the Company’s net income and/or its financial position.

Currency Convertibility Risks

The Company’s operating activities are predominantly (over 80% to 90%) transacted in RMB and USD. While USD is freely convertible into other currencies, RMB is not freely convertible into other currencies. which are not freely convertible into foreign currencies. All foreign exchange transactions take place either through the People’s Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China. Approval of foreign currency payments by the People’s Bank of China or other regulatory institutions requires submitting a payment application form together with other information such as suppliers’ invoices, shipping documents and signed contracts.

Credit Risks

Credit risk is the potential financial loss to the Company resulting from the failure of a customer or a counterparty to settle its financial and contractual obligations to the Company, as and when they fall due. As the Company does not hold any collateral, the maximum exposure to credit risk is the carrying amounts of trade and other receivables (exclude prepayments), notes receivable, amounts due from related parties, contract assets, restricted cash and cash and cash equivalents presented on the consolidated statements of financial position. The Company has no other financial assets which carry significant exposure to credit risk.

Interest Rate Risks

The Company is subject to interest rate risk. The Company has bank interest bearing loans charged at variable interest rates. And although some bank interest bearing loans are charged at fixed interest rates within the reporting period, the Company is still subject to the risk of adverse changes in the interest rates charged by the banks when these loans are refinanced.

Risks and Uncertainties

The operations of the Company are located in Hong Kong and PRC. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by political, economic, and legal environments in Hong Kong and PRC, as well as by the general state of Hong Kong and PRC economy. The Company’s results may be adversely affected by changes in the political, regulatory and social conditions in Hong Kong and PRC. Although the Company has not experienced losses from these situations and believes that it is in compliance with existing laws and regulations including its organization and structure disclosed in Note1, this may not be indicative of future results.

Liquidity Risks

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

Typically, the Company ensures that it has sufficient cash on demand to meet expected operational expenses for a period of 150-180 days, including the servicing of financial obligations; this excludes the potential impact of extreme circumstances that cannot reasonably be predicted, such as natural disasters.

As of December 31, 2024, we had cash and cash equivalents of $8,132,655. We believe that our current cash, cash to be generated from our operations and access to help from our related party will be sufficient to meet our working capital needs for at least the next twelve months. However, we do not have any amounts committed to be provided by our related party.

Following the completion of our initial public offering on February 28, 2025, we plan to utilize a portion of the proceeds to expand our business, implement our growth strategies in the market, and strengthen our position in the industry. To support our expansion efforts, we may seek additional capital through future equity financings to increase production capacity and meet anticipated market demand.

Cash and Cash Equivalents

Cash and cash equivalents primarily consist of cash and deposits with financial institutions which are unrestricted as to withdrawal and use. Cash equivalents consist of highly liquid investments that are readily convertible to cash generally with original maturities of three months or less when purchased.

The Company maintains certain bank accounts in Hong Kong. Cash balances in bank accounts in Hong Kong are protected under Deposit Protection Scheme in accordance with the Deposit Protection Scheme Ordinance. The maximum protection is up to HKD800,000 per depositor per Scheme member, including both principal and interest. As of December 31, 2024 and 2023, cash and cash equivalents in Hong Kong was $783,945 and $1,353,481, respectively.

The Company also maintains certain bank accounts in the mainland China. Cash balances in bank accounts in PRC are protected under Deposit Protection Scheme in accordance with the Deposit Protection Scheme Ordinance. The maximum protection is up to RMB500,000 per depositor per Scheme member, including both principal and interest. As of December 31, 2024 and 2023, cash and cash equivalents in PRC was $7,348,710 and $6,729,210, respectively.

Restricted Cash

Cash that is restricted as guarantee securities and is reported separately on the face of the consolidated balance sheets and is included in the total cash and cash equivalents in the consolidated statements of cash flows. The Company’s restricted cash mainly represents the secured deposits held in designated bank accounts for issuance of letter of credit and bank guarantee. As of December 31, 2024 and December 31, 2023, restricted cash was $200,517 and $313,235, respectively.

Accounts Receivable and Allowance for Expected Credit Loss

Accounts receivable represent trade receivable and are recognized initially at fair value and subsequently adjusted for any allowance for expected credit loss. The Company grant credit to customers, without collateral, under normal payment terms (typically 30 to 120 days after invoicing). Generally, invoicing occurs after the products were delivered. The carrying value of such receivables, net of expected credit loss and allowance for doubtful accounts, represents its estimated realized value. The Company expect to collect the outstanding balance of current accounts receivables, net within one year.

The allowance for expected credit loss recognized against accounts receivable as of December 31, 2024 and 2023 was $1,929,117 and $1,905,008, respectively.

Notes Receivable

Notes receivable are recorded at the face amount, adjusted for any allowance for expected credit loss. Notes receivable are issued by PRC financial institutions which have higher credit standing than commercial businesses. The company’s notes receivable generally mature and are due for payment 120 to 180 days from the date of issuance of notes and are classified as current assets.

The allowance for expected credit loss recognized against of notes receivable as of December 31, 2024 and December 31, 2023 was $3,053 and $18,753, respectively.

Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is principally determined using the weighted-average method. The Company records adjustments to inventory for excess quantities, obsolescence or impairment when appropriate to reflect inventory at net realizable value. These adjustments are based upon a combination of factors including current sales volume, market conditions, lower of cost or market analysis and expected realizable value of the inventory.

The inventory provision recognized as of December 31, 2024 and 2023 was $1,247,384 and $1,069,201, respectively, and effect of change in provision of inventory are recognized in cost of sales.

Contract Assets

Contract assets, excluding any amounts presented as receivable, all the Company’s contract assets were retainage. Certain of our contracts contain retention provisions whereby a portion of the revenue earned is withheld from payment as a form of security until contractual provisions are satisfied. Contract assets were assessed for impairment in accordance with ASC 326.

Investment in equity securities

The Company follows ASC subtopic 321-10, the Company’s investments are classified as equity investments with readily determinable fair values which requires the accounting for an equity security to be measured at fair value with changes in unrealized gains and losses included in current period operations.

During the years ended December 31, 2024 and 2023, the Company purchased certain publicly-listed equity securities through various open market transactions and accounted for such investments as “financial assets at FVTPL” and subsequently measure the investments at fair value. The Company recognized a gain (loss) on fair value change of investment in trading securities of $(398,654), $1,359 and $(4,427) in the consolidated statements of operations and comprehensive income as other income (expense) for the years ended December 31, 2024, 2023 and 2022, respectively.

Fair Value of Financial Instruments

The Company applies the provisions of ASC 820, Fair Value Measurements and Disclosures, to the financial instruments that are required to be carried at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. The Company uses a three-tier fair value hierarchy based upon observable and non-observable inputs that prioritizes the information used to develop our assumptions regarding fair value. Fair value measurements are separately disclosed by level within the fair value hierarchy.

●	Level 1 —	defined as observable inputs such as quoted prices in active markets for identical assets or liabilities;

●	Level 2 —	defined as inputs other than quoted prices in active markets, that are either directly or indirectly observable; and

●	Level 3 —	defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

The Company’s financial instruments primarily consist of cash and cash equivalents, restricted cash, accounts receivable, notes receivable, amounts due from related parties other receivable and deposit, investment in equity securities, short-term and long-term bank loans, accounts payable, other payables and accrued liabilities, refundable liabilities, notes payable, contract liabilities, tax payables and amount due to related parties.

The carrying amount of long-term bank loans reported in the balance sheet approximates their fair value due to their fixed interest rates that approximate current market rates for similar instruments.

The Company holds certain equity securities that are measured at fair value through profit or loss (FVTPL) in accordance with the applicable accounting standards. The fair value of these equity securities is determined based on quoted market prices in active markets (Level 1). The carrying amount of the investment in equity securities reported in the balance sheet approximates their fair value due to their classification as FVTPL and the use of quoted market prices in active markets.

The carrying value of the company’s financial instruments mentioned above are approximate fair value because of the short-term nature of these items.

The Company noted no transfers between levels during any of the periods presented. Except for investment in equity securities, the Company did not have any other instruments that were measured at fair value on a recurring nor non-recurring basis as of December 31, 2024 and 2023.

Employee benefit expenses

All eligible employees of the Company in the PRC are entitled to staff welfare benefits including medical care, welfare subsidies, unemployment insurance and pension benefits through a PRC government-mandated multi-employer defined contribution plan. The Company is required to accrue for these benefits based on certain percentages of the qualified employees’ salaries and to make contributions to the plans out of the amounts accrued. The PRC government is responsible for the medical benefits and the pension liability to be paid to these employees and the Company’s obligations are limited to the amounts contributed. The Company recorded employee benefit expenses of $373,200, $473,134 and $325,401 for the years ended December 31, 2024, 2023 and 2022, respectively.

All salaried employees of the Company in Hong Kong are enrolled in a Mandatory Provident Fund Scheme (“MPF scheme”) scheme under the Hong Kong Mandatory Provident Fund Schemes Ordinance, within two months of employment. The MPF scheme is a defined contribution retirement plan administered by an independent trustee. The Company makes regular contributions of 5% of the employee’s relevant income to the MPF scheme, subject to a maximum of $194 (equivalent to HKD 1,500) per month. Contributions to the plan vest immediately. The Company recorded MPF expense of $23,976, $19,995 and $22,327 for the years ended December 31, 2024, 2023 and 2022, respectively.

Property, Plant, and Equipment, net

Property, plant, and equipment are stated at cost less accumulated depreciation and impairment loss, and include expenditure that substantially increases the useful lives of existing assets. Expenditures for repairs and maintenance, which do not extend the useful life of the assets, are expensed as incurred, whereas significant renewals and betterments are capitalized.

Depreciation is provided over their estimated useful lives with an estimated residual value of the assets, using the straight-line method. Estimated useful lives are as follows:

Buildings	5 – 20 years
Plant and machinery	3 – 10 years
Furniture and fixture	3 – 10 years
Computers and office equipment	3 – 10 years
Motor vehicles	3 – 5 years

When assets are sold or retired, their costs and accumulated depreciation are derecognized from the consolidated financial statements and any gain or loss resulting from their disposal is recognized in the period of disposition as an element of other income.

Intangible assets, net

Intangible assets are non-monetary assets without physical substance. These items are initially measured at cost and subsequently carried at cost less any accumulated amortization and impairment losses. Intangible assets with finite useful lives are amortized on a straight-line basis over their estimated useful lives. Amortization of finite-lived intangible assets is computed using the straight-line method over the estimated useful lives, which is as follows:

Category	Useful life
Land use-right	50 years
Patents	10 years

Impairment of Long-Lived Assets

The Company accounts for impairment of long-lived assets in accordance with the relevant Accounting Standards Codifications (“ASC”), primarily ASC 360, Property, Plant, and Equipment, and ASC 350, Intangibles — Goodwill and Other. Long-lived assets consist primarily of property, plant and equipment and intangible assets.

For property, plant and equipment, in accordance with ASC 360, the Company evaluates the carrying value whenever a triggering event occurs, or when events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. Recoverability is assessed by comparing the carrying amount of the asset group to the estimated undiscounted future net cash flows expected to be generated. Examples of triggering events include significant disposals of a portion of assets or adverse changes in the market or business environment. If the asset group is determined not to be recoverable, the Company measures the fair value and recognizes an impairment loss if the fair value is less than the carrying amount. The determination of fair value, based on reasonable and supportable assumptions and projections, requires significant subjective judgment. Depending on the assumptions and estimates used, the fair value of the asset group can vary within a range of outcomes. The Company considers the likelihood of possible outcomes in determining the best estimate of fair value.

For intangible assets, in accordance with ASC 350, the Company evaluates indefinite-lived intangible assets for impairment at least annually or more frequently if triggering events occur, by comparing their fair value to their carrying amount. Definite-lived intangible assets are amortized over their estimated useful lives and are evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

The Company did not record any impairment charges related to its long-lived assets for the years ended December 31, 2024, 2023, and 2022. There can be no assurance, however, that future events will not negatively impact the Company’s operations or financial position, which could result in future impairment charges.

Leases

The Company adopted this ASU and related amendments as of January 1, 2021 and made an accounting policy election to not include leases with an initial term of 12 months or less on the balance sheets and the short term lease expenses. The Company elected to apply the package of practical expedients for existing arrangements entered into prior to January 1, 2021 to not reassess (a) whether an arrangement is or contains a lease, (b) the lease classification applied to existing leases, and (c) initial direct costs. No cumulative-effect adjustment to retained earnings was required upon adoption of Topic 842 as payments made under operating leases are also recognized as an expense on a straight-line basis over the lease term prior to the adoption of ASC 842. The Company makes an accounting policy election not to separate non-lease components to measure the lease liability and lease asset.

Operating leases

Upon adoption of ASC 842, the lease liabilities are recognized upon lease commencement for operating leases based on the present value of lease payments over the lease term, operating leases are recognized as right-of-use assets (“ROU”) in non-current assets and lease liabilities in non-current liabilities in the consolidated balance sheets if the initial lease term is greater than 12 months. For all operating leases with an initial term of 12 months or less the Company elects to recognizes as short term lease and expenses lease payments on a straight-line basis over the lease term.

ROU assets represent the right to use an underlying asset for the lease term and lease liabilities represent the obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of the Company’s leases do not provide an implicit rate, management uses the incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. Management uses the implicit rate when readily determinable. Lease expense is recognized on a straight-line basis over the lease term and are included in general and administrative (“G&A”) expenses.

During the years ended December 31, 2024, 2023 and 2022, the Company incurred total operating lease expenses of $81,538, $80,385 and $76,923, respectively. The operating expenses were paid to a related party, Won Fittings Company Limited, which is wholly owned by a director, Ms. Liu Liangping (Note 17).

Value-added Taxes (“VAT”)

Sales revenue represents the invoiced value of goods, net of VAT. The Company’s products manufactured and sold by it’s PRC subsidiary are subject to a VAT on the gross sales price. The Company is subject to a VAT rate of 13%. The VAT may be offset by VAT paid by the Company on raw materials and other materials included in the cost of producing or acquiring its finished products, and other expenses.

Revenue Recognition

Effective on January 1, 2018, the Company adopted ASC Topic 606. Based on the requirements of ASC Topic 606, revenue is recognized when control of the promised goods or services is transferred to the customers in an amount that reflects the consideration the Company expects to be entitled to receive in exchange for those goods or services. Revenue is recognized when the following 5-step revenue recognition criteria are met:

1)	Identify the contract with a customer

2)	Identify the performance obligations in the contract

3)	Determine the transaction price

4)	Allocate the transaction price

5)	Recognize revenue when or as the entity satisfies a performance obligation.

The Company considers customer purchase orders, which in some cases are governed by master sales agreements, to be the contracts with a customer. As part of its consideration of the contract, the Company evaluates certain factors including the customer’s ability to pay (or credit risk). For each contract, the Company considers the promise to transfer products, each of which are distinct, to be the identified performance obligations.

In determining the transaction price the Company evaluates whether the price is subject to refund or adjustment to determine the net consideration to which the Company expects to be entitled.

The Company allocates the transaction price to each distinct product based on their relative standalone selling price.

Revenue are recognized when control of the product is transferred to the customer (i.e., when the Company’s performance obligation is satisfied at a point in time), which typically occurs at delivery.

Revenue from the self-manufactured production sales

Revenue from self-manufactured production sales generates from both domestic and oversea customers. For domestic self-manufactured production sales, revenue is recognized at the point in time control of the products is transferred, generally upon customer receipt based upon the standard contract terms. For oversea self-manufactured sales, the Company sells its products either under free onboard (“FOB”) shipping point term or under FOB destination term. For sales under FOB shipping point term, the Company recognize revenues when products are loaded on the ships. Product delivery is evidenced by warehouse shipping logs as well assigned shipping bills from the shipping companies. For sales under FOB destination term, the Company recognize revenues when the products are delivered and accepted by customers.

Revenues from the self-manufactured production sales are recognized net of expected sales return and value added taxes. The Company does not routinely permit customers to return products, while in certain conditions product changes are allowed, and historically customer returns have been immaterial and due to the nature of company’s products, there was warranty offered per contract. However historically warranty expenses were immaterial. The Company’s sales returns are generally recognized according to i) repurchase percentage stipulated in sales agreements with certain customers or ii) estimated return rate base on historical experience and industry practice for those sales agreement without repurchase terms. The company determines repurchase terms in sales contracts as sales return rather than repurchase arrangement as repurchase price usually are the same as selling price.

The company recognized purchase obligation derived from sales return as refundable liability and related product cost that will be returned as inventories to be returned on balance sheet as end of each financial period. The estimate is based on accumulated sales revenue and stipulated or estimated return rate. No significant sales return occurred historically, therefore, the company determined estimated return rate for those sales agreements without repurchase terms are not significant, refundable liability as of December 31, 2024 and 2023 represents obligations related to sales agreements with repurchase term.

The Company generally provides rights of return up to certain percentage of contract for certain customers. As of December 31, 2024 and 2023, refundable liabilities of $1,303,748 and $2,275,943 were provided, respectively.

Revenue from trading sales to overseas market

For trading sales, the Company presents the revenue on a gross basis as the company act as principal in trading sales. Prices are determined based on negotiations with the Company’s customers and are not subject to adjustment. the Company sells its products either under free onboard (“FOB”) shipping point term or under FOB destination term. For sales under FOB shipping point term, the Company recognize revenues when products are loaded on the ships. Product delivery is evidenced by warehouse shipping logs as well assigned shipping bills from the shipping companies. For sales under FOB destination term, the Company recognize revenues when the products are delivered and accepted by customers.

Shipping and handling activities are considered to be fulfillment activities rather than promised services and are not, therefore, considered to be separate performance obligations. Payment terms for product sales are generally set at 30 – 120 days after the consideration becomes due and payable.

Disaggregation of revenue

The Company disaggregates its revenue by business model which the Company believes best depicts how the nature, amount, timing, and uncertainty of the revenue and cash flows are affected by economic factors. The Company’s disaggregation of revenue for the years ended December 31, 2024, 2023 and 2022 is as following:

	For years ended December 31,
Revenue stream	2024	2023	2022
Self-manufactured production sales revenue	$37,581,158	$45,966,687	$42,412,989
Trading sales revenue	7,282,272	5,461,367	7,438,145
Total revenue	$44,863,430	$51,428,054	$49,851,134

The table below shows the breakdown of sales revenue by geographical locations of our customers during the period under review:

	For years ended December 31,
Revenue by International Markets:	2024	2023	2022
People’s Republic of China	$36,863,348	$45,237,236	$41,979,895
South America	4,100,965	2,769,090	2,661,530
Australia	1,802,150	1,373,689	2,190,001
Europe	368,772	666,772	1,254,915
North America	699,013	445,423	1,100,483
Asia excluding PRC	871,783	888,563	635,621
Others	157,399	47,281	28,689
Total revenue	$44,863,430	$51,428,054	$49,851,134

The table below sets out our revenue by product categories for the periods indicated:

	For the years ended December 31,
Revenue by product	2024	2023	2022
Fittings	$13,617,429	$9,784,712	$9,375,836
Flanges	30,923,382	40,773,687	39,829,641
Others	322,619	869,655	645,657
Total	$44,863,430	$51,428,054	$49,851,134

Contract liabilities

A contract liability is recognized when the customer pays consideration before the Company recognized the related revenue. A contract liability would also be recognized if the Company has an unconditional right to receive consideration before the Company recognized the related revenue.

Contract liability at the beginning of each reporting period included in revenue for years ended December 31, 2024, 2023 and 2022 are $203,507, $214,626 and $401,175, respectively.

Cost of sales

Cost of sales consists primarily of cost of materials, direct labor costs and overhead costs that are directly attributable to products and services provided.

Selling Expenses

Selling expenses include sales commission for bidding consultation, freight expenses and entertainment expenses.

General and Administrative Expenses

General and administrative expenses include management and office salaries and employee benefits, depreciation of office furniture and equipment, staff salaries, transportation and entertainment, bank charges, expected credit loss charge, other office expenses and audit fees.

Research and Development Costs

Research and development activities are directed toward the development of new products as well as improvements in existing processes. These costs, which primarily include salaries, contract services and supplies, are expensed as incurred.

Income Taxes

Current income taxes are recorded in accordance with the regulations of the relevant tax jurisdiction. We account for income taxes under the asset and liability method in accordance with ASC 740, Income Tax. Under this method, deferred tax assets and liabilities are recognized for the tax consequences attributable to differences between carrying amounts of existing assets and liabilities in the financial statements and their respective tax basis, and operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in the consolidated statements of comprehensive income in the period of change. Valuation allowances are established when necessary to reduce the amount of deferred tax assets if it is considered more likely than not that amount of the deferred tax assets will not be realized. The Company records uncertain tax positions in accordance with ASC 740 on the basis of a two-step process whereby (1) the Company determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Company recognizes the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority.

To the extent applicable, the Company records interest and penalties as other expense. All of the tax returns of the Company’s PRC subsidiaries remain subject to examination by PRC tax authorities for five years from the date of filing. The fiscal years for tax purpose in PRC are ended at December 31. All of the tax returns of the Company’s HK subsidiaries remain subject to examination by HK tax authorities for seven years from the date of filing.

The Company and its subsidiaries are not subject to U.S. tax laws and local state tax laws. The Company’s income and that of its related entities must be computed in accordance with Chinese and Hong Kong tax laws, as applicable, and all of which may be changed in a manner that could adversely affect the amount of distributions to shareholders. There can be no assurance that Income Tax Laws of PRC and Hong Kong will not be changed in a manner that adversely affects shareholders. In particular, any such change could increase the amount of tax payable by the Company, reducing the amount available to pay dividends to the holders of the Company’s ordinary shares.

Comprehensive Income

Comprehensive income is defined as the change in equity during the year from transactions and other events, excluding the changes resulting from investments by owners and distributions to owners, and is not included in the computation of income tax expense or benefit. Accumulated comprehensive income consists of foreign currency translation. The Company presents comprehensive income in accordance with ASC Topic 220, “Comprehensive Income”.

Earnings per share

The Company calculates earnings per share in accordance with ASC Topic 260 “Earnings per Share.” Basic earnings per share is computed by dividing the net income by the weighted average number of common shares outstanding during the year. Diluted earnings per share is computed similar to basic earnings per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential ordinary shares equivalents had been issued and if the additional common shares were dilutive. As of December 31, 2024 and 2023, there were no dilution impact.

Commitments and contingencies

In the normal course of business, the Company is subject to contingencies, including legal proceedings and environmental claims arising out of the normal course of businesses that relate to a wide range of matters, including among others, contracts breach liability. The Company records accruals for such contingencies based upon the assessment of the probability of occurrence and, where determinable, an estimate of the liability. Management may consider many factors in making these assessments including past history, scientific evidence and the specifics of each matter. The Company’s management has evaluated all such proceedings and claims that existed as of December 31, 2024 and 2023.

Segment Reporting

The Company follows FASB ASC Topic 280, Segment Reporting, segments are defined as components of a company that engage in business activities from which they may earn revenues and incur expenses, and for which separate financial information is available and is evaluated regularly by the chief operating decision maker (“CODM”), or decision-making group, in deciding how to allocate resources and in assessing performance. Our chief operating decision maker, who is our chief executive officer, manages the business under two operating segments, which are our reportable segments: (1) Hong Kong trading, (2) PRC manufacturing.

Related Party

In general, related parties exist when there is a relationship that offers the potential for transactions at less than arm’s-length, favorable treatment, or the ability to influence the outcome of events different from that which might result in the absence of that relationship. A related party may be any of the following: a) an affiliate, which is a party that directly or indirectly controls, is controlled by, or is under common control with another party; b) a principle owner, owner of record or known beneficial owner of more than 10% of the voting interest of an entity; c) management, which are persons having responsibility for achieving objectives of the entity and requisite authority to make decision; d) immediate family of management or principal owners; e) a parent Company and its subsidiaries; and f) other parties that have ability to significant influence the management or operating policies of the entity. The Company discloses all significant related party transactions.

Recently Issued Accounting Pronouncements

The Company is an “emerging growth company” (“EGC”) as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, EGC can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies.

New accounting standards which have been adopted

In November 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. The amendments require entities to disclose, on both an annual and interim basis, significant segment expenses that are regularly provided to the chief operating decision maker (“CODM”), as well as the aggregate amount of other segment items included in the reported measure of segment profit or loss. In addition, entities must disclose the title and position of the CODM and explain how the CODM uses the reported measure(s) of segment profit or loss in assessing performance and allocating resources. Entities with a single reportable segment are also required to provide all of the disclosures required by the amendments and existing segment disclosure requirements under Topic 280. The amendments are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The Company adopted ASU 2023-07 effective January 1, 2024. The adoption did not have a material impact on the Company's consolidated financial statements, but it resulted in enhanced segment disclosure requirements in the notes to the financial statements.

New accounting standards which have not yet been adopted

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740) Improvements to Income Tax Disclosures, which requires that an entity, on an annual basis, disclose additional income tax information, primarily related to the rate reconciliation and income taxes paid. The amendment in the ASU is intended to enhance the transparency and decision usefulness of income tax disclosures. The amendments in this Update are effective for annual periods beginning after December 15, 2024. The Company is currently evaluating the impact of the new standard on its consolidated financial statements.

Except as mentioned above, the Group does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Group’s consolidated balance sheets, statements of income and statements of cash flows.

NOTE 3 — ACCOUNTS RECEIVABLE, NET

Accounts receivable is presented net of allowance for expected credit loss:

	As of December 31,
	2024	2023
Accounts receivable, gross	$15,094,175	$18,503,019
Less: allowance for expected credit loss	(1,929,117)	(1,905,008)
Accounts receivable, net	$13,165,058	$16,598,011

The movement of allowances for expected credit loss is as follow:

	As of December 31,
	2024	2023
Beginning balance	$1,905,008	$1,341,865
Allowance for expected credit loss	75,975	601,272
Exchange difference	(51,866)	(38,129)
Ending balance	$1,929,117	$1,905,008

NOTE 4 — NOTES RECEIVABLE, NET

	As of December 31,
	2024	2023
Notes receivable, gross	$384,931	$2,004,616
Less: allowance for expected credit loss	(3,053)	(18,753)
Notes receivable, net	$381,878	$1,985,863

As of December 31, 2024, notes receivable that have been endorsed and transferred but are not yet due amounted to $7.1 million.

For the year ended December 31, 2022, the Company recognized $26,154 of allowance for expected credit loss in general and administrative expenses. For the year ended December 31, 2023, the Company reversed $7,264 of allowance for expected credit loss in general and administrative expenses. For the year ended December 31, 2024, the Company reversed $15,406 of allowance for expected credit loss in general and administrative expenses.

NOTE 5 — CONTRACT ASSETS, CURRENT AND NON-CURRENT, NET/(LIABILITIES)

	As of December 31,
	2024	2023
Contract assets, current, net:
Retainage included in contract assets due to being conditional on something other than solely passage of time	1,680,374	3,909,093
Less: allowance for expected credit loss	(89,186)	(175,798)
Contract assets, current, net	1,591,188	3,733,295

Contract assets, non-current, net:
Retainage included in contract assets due to being conditional on something other than solely passage of time	686,934	976,709
Less: allowance for expected credit loss	(19,478)	(43,926)
Contract assets, non-current, net	667,456	932,783
Contract liabilities:
Payments received or receivable (contracts receivable) in excess of revenue recognized on uncompleted contracts (contract liability), excluding retainage	$(221,770)	$(225,526)

	For the years ended December 31,
	2024	2023
Information about contract liabilities:
Revenue recognized that was included in the beginning balance of the contract liability as of January 1, 2024 and 2023	(203,507)	(214,626)

NOTE 6 — INVENTORIES, NET

Inventories consisted of the following:

	As of December 31,
	2024	2023
Raw materials	$3,128,599	$3,241,087
Work in progress	1,876,800	2,449,175
Finished goods	666,405	753,560
Goods in transit	399,304	165,862
Other consumables	44,311	36,886
Inventories provision	(1,247,384)	(1,069,201)
Total inventories, net	$4,868,035	$5,577,369

The movement of allowances for inventory provision is as follow:

	As of December 31,
	2024	2023
Beginning balance	$1,069,201	$862,736
Allowance for inventory provision	210,377	231,715
Exchange difference	(32,194)	(25,250)
Ending balance	$1,247,384	$1,069,201

NOTE 7 — PREPAYMENTS AND OTHER CURRENT ASSETS, NET

Prepayments and other current assets consisted of the following:

	As of December 31,
	2024	2023
Prepaid operating expenses	$66,210	$28,610
Other receivables	38,420	67,293
Deposits	290,160	257,467
Prepayments for equipment	5,638	5,796
Income tax receivable	91,173	65,695
Expected Credit Loss	(11,988)	(8,705)
Prepayments and other current assets, net	$479,613	$416,156

NOTE 8 — PROPERTY, PLANT AND EQUIPMENT, NET

As of December 31, 2024 and 2023, property, plant and equipment, net consisted of the following:

	As of December 31,
	2024	2023
Buildings	$2,649,902	$2,617,084
Construction in process	702,746	1,222,508
Plant and machinery	4,505,039	3,571,768
Furniture and fixture	793,664	680,159
Computers and office equipment	146,161	137,276
Motor vehicles	880,923	716,746
Total property plant and equipment, at cost	9,678,435	8,945,541
Less: accumulated depreciation	(4,554,003)	(4,287,474)
Total property, plant and equipment, net	$5,124,432	$4,658,067

Depreciation expenses for the years ended December 31, 2024, 2023 and 2022 were $460,494, $449,678 and $411,868, respectively.

As of December 31, 2024 and 2023, the Company pledged buildings to secure banking facilities granted to the Company. The carrying values of the pledged buildings to secure bank loans by the Company are shown in Note 11.

NOTE 9 — INTANGIBLE ASSETS, NET

Intangible assets as of December 31, 2024 and 2023 consisted of the following:

	As of December 31,
Intangible Assets	2024	2023
Land use rights, costs	$966,853	$994,008
Patent, costs	4,932	5,070
Accumulated amortization	(270,631)	(257,845)
Total intangible assets, net	$701,154	$741,233

The land use rights represents the Company’s land use rights of plant in Taian City, Shandong Province of the PRC, which had been pledged to secure the Company’s banking facilities granted to the Company as of December 31, 2024 and 2023. The carrying values of the pledged land use rights to secure bank loans by the Company are shown in Note 11.

Amortization expense was $20,116, $20,442 and $21,511 for the years ended December 31, 2024, 2023 and 2022, respectively.

The following table sets forth the Company’s amortization expenses for the five years after the years ending December 31 of the following years:

For the year ended December 31,	Amount
USD
2025	$19,830
2026	19,830
2027	19,830
2028	19,830
2029	19,830
Thereafter	602,004
Subtotal	$701,154

NOTE 10 — OTHER PAYABLES AND ACCRUED LIABILITIES

Other payables and accrued liabilities are summarized as follow:

	As of December 31,
	2024	2023
Accrued staff salaries	$1,350,655	$1,313,329
VAT and other tax payable	210,733	113,555
Accrued administrative expenses	2,195,226	1,186,379
Other payables	218,720	238,862
Total	$3,975,334	$2,852,125

NOTE 11 — BANK LOANS

Loans consisted of the following at December 31, 2024:

Bank Name	Amount - RMB	Amount - HKD	Amount - USD	Issuance Date	Expiration Date	Interest
Heng Sang Bank	NA	644,356	82,610	2020/12/01	2025/12/01	BLR-2.25%
Less: Reclassification of short term loan to long term loan	NA	-	-	2020/12/01	2025/12/01	BLR-2.25%
Heng Sang Bank	NA	1,416,883	181,652	2024/10/22	2025/2/19	SOFR+3.08%
Heng Sang Bank	NA	2,145,115	275,015	2024/10/30	2025/2/27	SOFR+3.08%
Heng Sang Bank	NA	1,145,800	146,897	2024/11/06	2025/3/06	SOFR+3.08%
Heng Sang Bank	NA	1,311,254	168,109	2024/12/04	2025/4/03	SOFR+3.08%
Heng Sang Bank	NA	1,545,684	198,165	2024/12/17	2025/4/16	SOFR+3.08%
Heng Sang Bank	NA	710,498	91,090	2024/12/18	2025/4/17	SOFR+3.08%
Heng Sang Bank	NA	3,246,694	416,243	2022/10/06	2032/10/06	BLR-2.25%
Less: Reclassification of short term loan to long term loan	NA	(2,875,119)	(368,605)	2022/10/06	2032/10/06	BLR-2.25%
Industrial and Commercial Bank of China (Asia) Limited	NA	2,500,000	320,513	2024/08/23	2025/08/22	HIBOR+2.7%
Industrial and Commercial Bank of China (Asia) Limited	NA	6,000,000	769,231	2024/09/27	2025/09/26	HIBOR+2.7%
Industrial and Commercial Bank of China (Asia) Limited	NA	716,668	91,881	2024/11/13	2025/3/13	ARP+2.25%
Industrial and Commercial Bank of China (Asia) Limited	NA	2,500,000	320,513	2024/11/15	2025/11/14	HIBOR+2.7%
Industrial and Commercial Bank of China (Asia) Limited	NA	2,142,813	274,720	2012/09/03	2032/09/03	(HIBOR+2)%
Less: Reclassification of short term loan to long term loan	NA	(1,917,791)	(245,871)	2012/09/03	2032/09/03	(HIBOR+2)%
Bank of China	8,350,000	NA	1,143,945	2024/09/06	2025/09/06	3.20%
Bank of Taian	10,000,000	NA	1,369,994	2024/06/13	2025/06/11	3.45%
China Everbright Bank	8,000,000	NA	1,095,995	2024/01/26	2025/01/26	3.60%
Bank of communications	5,000,000	NA	684,997	2024/05/24	2025/05/24	3.70%
Industrial Bank Co., Ltd.	8,000,000	NA	1,095,995	2024/10/31	2025/10/30	3.30%
Postal Savings Bank of China	5,000,000	NA	684,997	2024/09/09	2025/09/08	3.52%
Bank of Qingdao	8,000,000	NA	1,095,995	2024/09/03	2025/08/29	3.75%
Shandong Feicheng Rural Commercial Bank Co., Ltd	13,000,000	NA	1,780,993	2024/05/20	2025/05/12	3.45%
Total short-term loan	65,350,000	21,232,855	11,675,074
Total long-term loan	-	4,792,910	614,476

Loans consisted of the following at December 31, 2023:

Bank Name	Amount - RMB	Amount - HKD	Amount - USD	Issuance Date	Expiration Date	Interest (Note)
Heng Sang Bank	NA	1,323,857	169,725	1/12/2020	1/12/2025	2.75%
Less: Reclassification of short term loan to long term loan	NA	(651,023)	(83,464)	1/12/2020	1/12/2025	2.75%
Heng Sang Bank	NA	926,485	118,780	2/11/2023	1/3/2024	SOFR+3.08%
Heng Sang Bank	NA	947,832	121,517	3/11/2023	2/3/2024	SOFR+3.08%
Heng Sang Bank	NA	911,426	116,849	23/11/2023	22/3/2024	SOFR+3.08%
Heng Sang Bank	NA	3,599,343	461,454	6/10/2022	6/10/2032	2.88%
Less: Reclassification of short term loan to long term loan	NA	(3,256,789)	(417,537)	6/10/2022	6/10/2032	2.88%
Industrial and Commercial Bank of China (Asia) Limited	NA	2,000,000	256,410	26/6/2023	25/6/2024	HIBOR+2.7%
Industrial and Commercial Bank of China (Asia) Limited	NA	2,000,000	256,410	11/7/2023	10/7/2024	HIBOR+2.7%
Industrial and Commercial Bank of China (Asia) Limited	NA	2,000,000	256,410	3/8/2023	2/8/2024	HIBOR+2.7%
Industrial and Commercial Bank of China (Asia) Limited	NA	3,000,000	384,615	3/8/2023	2/8/2024	ARR+2%
Industrial and Commercial Bank of China (Asia) Limited	NA	1,000,000	128,205	27/9/2023	26/9/2024	ARR+2%
Industrial and Commercial Bank of China (Asia) Limited	NA	1,000,000	128,205	27/9/2023	26/9/2024	ARR+2%
Industrial and Commercial Bank of China (Asia) Limited	NA	837,915	107,425	10/10/2023	7/2/2024	ARR+2%
Industrial and Commercial Bank of China (Asia) Limited	NA	901,422	115,567	18/10/2023	15/2/2024	ARR+2%
Industrial and Commercial Bank of China (Asia) Limited	NA	1,248,644	160,083	13/12/2023	11/4/2024	ARR+2%
Industrial and Commercial Bank of China (Asia) Limited	NA	2,350,341	301,326	3/9/2012	3/9/2032	HIBOR+2%
Less: Reclassification of short term loan to long term loan	NA	(2,050,871)	(262,932)	3/9/2012	3/9/2032	HIBOR+2%
Bank of China	8,800,000	NA	1,239,454	1/11/2023	1/11/2024	3.45%
Bank of Taian	100,000	NA	14,085	14/6/2023	11/6/2024	4.05%
Bank of Taian	9,900,000	NA	1,394,386	14/6/2023	11/6/2024	4.05%
China Everbright Bank	8,000,000	NA	1,126,776	6/2/2023	30/1/2024	3.90%
Bank of Communications	5,000,000	NA	704,235	19/5/2023	17/5/2024	3.80%
Industrial Bank Co., Ltd.	8,000,000	NA	1,126,776	11/12/2023	10/12/2024	3.70%
Postal Savings Bank of China	5,000,000	NA	704,235	10/8/2023	9/8/2024	4.00%
Bank of Qingdao	5,000,000	NA	704,235	28/8/2023	25/8/2024	3.85%
Shandong Feicheng Rural Commercial Bank Co., Ltd	4,800,000	NA	676,066	11/1/2023	14/5/2024	3.85%
Shandong Feicheng Rural Commercial Bank Co., Ltd	4,050,000	NA	570,431	13/5/2022	10/5/2024	3.85%
Shandong Feicheng Rural Commercial Bank Co., Ltd	4,050,000	NA	570,431	13/5/2022	10/5/2024	3.85%
Total short-term loan	62,700,000	18,088,582	11,150,159
Total long-term loan	—	5,958,684	763,934

Note:

“SOFR” stands for Secured Overnight Financing Rate.

“HIBOR” stands for Hong Kong Interbank Offered Rate.

“ARR” stands for Alternative Reference Rate.

The Company’s short-term bank loans are pledged by its assets as listed below, and guaranteed by Mr. Ma Biu and Ms. Liu Liangping, and properties owned by Mr. Ma Biu and Ms. Liu Liangping:

	As of December 31,
	2024	2023
Buildings, net	$740,555	$842,250
Land Use Right, net	698,071	737,557
Total	$1,438,626	$1,579,807

For the years ended December 31, 2024, 2023 and 2022, interest expense on all loans amounted to $530,185, $455,457 and $352,149, respectively.

NOTE 12 — SELLING EXPENSES

	For the years ended December 31,
	2024	2023	2022
Commission paid	$169,422	$144,476	$143,724
Consulting expenses	4,974,139	1,485,807	855,079
Employee compensation and benefits	112,450	105,987	132,358
Entertainment expenses	227,284	247,713	197,162
Freight charges	675,134	592,053	716,813
Other expenses	184,322	133,340	72,916
	$6,342,751	$2,709,376	$2,118,052

NOTE 13 — GENERAL AND ADMINSTRATIVE EXPENSES

	For the years ended December 31,
	2024	2023	2022
Amortization expenses	$43,778	$30,530	$—
Audit fee	35,897	35,897	35,897
Bad debt charges	—	13,926	—
Consulting expenses	58,174	122,167	38,030
Depreciation expenses	78,031	85,160	8,470
Employee compensation and benefits	1,725,710	816,526	1,023,905
Entertainment expenses	21,567	16,939	48,779
(Reversal of ) expected credit loss	(27,137)	714,383	564,909
Listing expenses	—	230,787	106,325
Other expenses	531,186	685,021	560,094
Professional fee	579,507	40,328	155,149
Rental expense	81,538	80,385	76,923
Sales tax	94,708	78,139	177,922
	$3,222,959	2,950,188	2,796,403

NOTE 14 — RESEARCH AND DEVELOPMENT EXPENSES

	For the years ended December 31,
	2024	2023	2022
Depreciation and amortization expenses	$137,983	$99,713	$87,366
Development expenses	—	—	122,640
Direct cost	961,080	947,183	1,028,064
Employee compensation and benefits	223,646	260,118	262,446
Other expenses	60,896	57,459	48,000
	$1,383,605	$1,364,473	$1,548,516

NOTE 15 — ORDINARY SHARE

As of December 31, 2024 and 2023,, the company’s authorized share capital will be HK$1,000,000,000 divided into 4,000,000,000 ordinary shares with a HK$0.25 (equivalent to US$0.03) par value per share. The issued and outstanding number of ordinary shares was 20,000,000 shares.

NOTE 16 — STATUTORY RESERVE AND PAID-IN CAPITAL

The statutory reserve represents restricted retained earnings. The Company’s Chinese subsidiary is required to transfer 10% of their net income, as determined under PRC accounting rules and regulations, to a statutory reserve fund until such reserve balance reaches 50% of the Company’s registered capital. The registered share capital of the Company’s Chinese subsidiary was HKD 115,000,000 and its maximum reserve balance was HKD 57,500,000 as of December 31, 2024 and 2023.

Under PRC laws and regulations, statutory surplus reserves are restricted to set-off against losses, expansion of production and operation and increasing registered capital of the respective company and are not distributable other than upon liquidation. The reserves are not allowed to be transferred to the Company in terms of cash dividends, loans or advances, nor are they allowed for distribution except under liquidation. Amounts restricted include the PRC subsidiary’ paid-in capital and statutory surplus reserves of the Company’s PRC subsidiary was US$2,253,177 (RMB 15,408,737) and US$2,120,769 (RMB 14,455,965) as of December 31, 2024 and 2023, respectively.

NOTE 17 — RELATED PARTY TRANSACTIONS

Names and Relationship of Related Party:	Existing Relationship with the Company
Won Fittings Company Limited	Wholly owned by Ms. Liu Liangping.
Ma Biu	Chairman, Director, and Chief Executive Officer
Liu Liangping	Director and Chief Operating Officer
Diamond Horses Group Limited (Formerly known as “Luda Group Ltd.”)	Mr. Ma Biu is the director of the company, Ms. Liu Liangping is the director of the company

Summary of Related Party Transactions:

A summary of trade transactions with a related party for years ended December 31, 2024, 2023 and 2022 are listed below:

	For the years ended December 31,
Rental expenses charged by a related party:	2024	2023	2022
Won Fittings Company Limited	$81,538	$80,385	$76,923

The Company’s short-term bank loans are guaranteed by Mr. Ma Biu and Ms. Liu Liangping, and properties owned by Mr. Ma Biu and Ms. Liu Liangping.

		For the years ended December 31,
Due from related parties:	Nature	2024	2023
Liu Liangping	Advance to a related party	$—	215,995
Total		$—	$215,995

The due from related party balances as of December 31, 2024 and 2023 are unsecured, interest-free and due on demand. The balances were fully settled in February 2024.

		For the years ended December 31,
Due to related parties:	Nature	2024	2023
Ma Biu	Advance from a related party	$—	$1,405
Diamond Horses Group Limited	Advance from a related party	—	24,080
Total		$—	$25,485

The due to related party balances as of December 31, 2024 and 2023 are unsecured, interest-free and due on demand.

The Company declared $3,377,564, $247,731 and $358,974 dividend distributed to Diamond Horses Group Limited for the years ended December 31, 2024, 2023 and 2022, respectively, and paid $3,377,564, $630,785 and nil for the years ended December 31, 2024, 2023 and 2022, respectively.

NOTE 18 — INCOME TAXES

Enterprise Income Taxes (“EIT”)

Luda Technology Group Limited is incorporated in Cayman Island as an offshore holding company. For the period ended December 31, 2024, 2023 and 2022, no provision was recognized for Luda Technology Group Limited.

Luda BVI is incorporated in BVI as an offshore holding company. For the years ended December 31, 2024, 2023 and 2022, no provision was recognized for Luda BVI.

Luda HK is incorporated in Hong Kong. On December 21, 2018, the Hong Kong Legislative Council passed The Inland Revenue (Amendment) (No. 7) Bill 2017 (the Bill’’) which introduces the two-tiered profits tax rates regime. The Bill was signed into law on December 28, 2018 and was gazetted on the following day.

Under the two-tiered profits tax rates regime, the first HK$2 million of its profits of the qualifying entity will be taxed at 8.25%, and profits above HK$2 million will be taxed at 16.5%.

Luda PRC, the Company’s operating subsidiary in PRC, was entitled High and New Technology Enterprise (“HNTE”) and enjoyed preferential tax rate of 15% for a three-year validity period from August 17, 2020. Thus, Luda PRC is eligible for a 15% preferential tax rate from August 17, 2020 to August 17, 2023. As of December 31, 2023, the eligibility of HNTE was renewed and Luda PRC enjoyed another preferential tax rate of 15% for a three-year validity period from November 29, 2023. Thus, Luda PRC is eligible for a 15% preferential tax rate from November 29, 2023 to November 29, 2026.

Pursuant to the PRC Corporate Income Tax Law, a 10% withholding tax is levied on dividends declared to foreign investors from the foreign investment enterprises established in the PRC. The requirement became effective from 1 January 2008 and applies to earnings after 31 December 2007. A lower withholding tax rate may be applied if there is a tax treaty between the PRC and the jurisdiction of the foreign investors. For the Group, the applicable rate is 5%. The Group is therefore liable for withholding taxes on dividends distributed by Luda PRC in respect of earnings generated from January 1, 2008.

As of December 31, 2024 and 2023, deferred tax liabilities have been recognized for withholding taxes that would be payable on the undistributed earnings that are subject to withholding taxes of the Group’s subsidiaries established in the PRC. Up to the date of the report, the Company has no intention to reinvest the undistributed earnings and calculate the deferred tax liabilities based on the whole amount of undistributed earnings of Luda PRC. The aggregate amount of temporary differences associated with investments in subsidiaries in the PRC for which deferred tax liabilities have been recognized approximately US$23,050 and US$295,896 as of December 31, 2024 and 2023 respectively, which is 5% of the undistributed earnings of Luda PRC approximately US$461,000 and US$5,917,922 respectively.

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2024 and 2023, the Company did not have any significant unrecognized uncertain tax positions. The Company did not incur any interest and penalties related to potential underpaid income tax expenses for the years ended December 31, 2024, 2023 and 2022, respectively, and also does not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months from December 31, 2024.

Our income tax expense amounted to $264,221, $446,899 and $501,571 for FY2024, FY2023 and FY2022 respectively. The decrease was mainly due to net loss before income tax in FY2024. The effective tax rate was 12.8% in FY2023 and 14.1% in FY2022, while the effective tax rate for FY2024 is not applicable due to the pre-tax loss.

The company recognized $283,630 of provision for deferred tax assets, as it is more likely than not that this portion of the deferred tax assets will not be realized. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.

Per the consolidated statements of operations and comprehensive (loss) income, the income tax expenses for the Company can be reconciled to the income before income taxes for the years ended December 31, 2024, 2023 and 2022 as follows:

	For the years ended December 31,
	2024	2023	2022
Income (loss) before taxes:	$(96,795)	$3,479,476	$3,568,861
Cayman Islands statutory income tax rate	—	—	—
Income tax calculated at statutory rate	—	—	—
Rate differences in various jurisdictions	1,082,355	487,611	470,332
Tax effect of non-taxable income	(1,122,273)	(1,564)	(241,185)
R&D additional deduction	(198,766)	(287,423)	—
Tax effect of non-deductible expenditure	311,177	192,798	159,650
Change in deferred income tax allowance	117,607	120,664	45,359
PRC dividend withholding tax	339,590	121,113	17,200
Deferred income tax (recovery) expenses	(265,469)	(186,300)	50,215
Income tax expenses	$264,221	$446,899	$501,571

Income taxes for the years ended December 31, 2024, 2023 and 2022 are attributed to the Company consisted of:

	For the years ended December 31,
	2024	2023	2022
Current income tax	$190,100	$512,086	$434,156
Deferred income tax (recovery) expenses	(265,469)	(186,300)	50,215
PRC dividend withholding tax	339,590	121,113	17,200
Income tax expenses	$264,221	$446,899	$501,571

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2024 and 2023 are presented below:

	For the years ended December 31,
	2024	2023
Deferred tax assets
Net operating losses carryforwards in the HK	$283,630	$166,023
Credit loss	310,139	322,941
Decelerated tax depreciation for HK	1,153	1,153
Refundable liability	54,566	75,504
Inventory provision	187,108	160,380
Less: Provision	(283,630)	(166,023)
Total	$552,966	$559,978

As of December 31, 2024 and 2023, the Company had net operating loss carryforwards of $1,718,967 (HKD 13,407,945) and $1,006,200 (HKD 7,848,358), respectively. The tax losses of $nil as of December 31, 2023 and $nil as of December 31, 2022 was utilized in the year ended December 31, 2024 and 2023, respectively.

	For the years ended December 31,
	2024	2023
Deferred tax liabilities
Accelerated tax depreciation	$153,380	$141,759
Undistributed earnings of PRC subsidiaries	23,050	295,896
Total	$176,430	$437,655

NOTE 19 — COMMITMENT AND CONTINGENCIES

As of December 31, 2024, Company has no material purchase commitments or significant leases.

From time to time, the Company is involved in various legal proceedings, claims and other disputes arising from commercial operations, employees, and other matters which, in general, are subject to uncertainties and in which the outcomes are not predictable. The Company determines whether an estimated loss from a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. Although the Company can give no assurances about the resolution of pending claims, litigation or other disputes and the effect such outcomes may have on the Company, the Company believes that any ultimate liability resulting from the outcome of such proceedings, to the extent not otherwise provided or covered by insurance, will not have a material adverse effect on our consolidated financial position or results of operations or liquidity. As of December 31, 2024, Company had no pending legal proceedings.

NOTE 20 — SEGMENT REPORTING

The Company follows Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 280, Segment Reporting, as amended by Accounting Standards Update (“ASU”) No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which requires companies to disclose segment information based on how management allocates resources and evaluates operating performance.

The Company’s chief operating decision maker (“CODM”) is the Chief Executive Officer. The CODM regularly reviews financial information, including segment revenue, gross profit, significant segment expenses (selling expenses and general and administrative expenses), segment net income (loss), and segment assets to evaluate segment performance and allocate resources accordingly.

Based on the internal management reporting and assessment, the Company determined that it operates in two reportable segments: Hong Kong Trading and PRC Manufacturing.

The Company’s primary measure of segment performance is segment net income (loss). Other key measures reviewed by the CODM include segment revenue, gross profit, significant segment expenses (selling expenses and general and administrative expenses), and segment assets.

The following tables present the Company’s segment information for the years ended December 31, 2024, 2023, and 2022:

	For the years ended December 31,
	2024	2023	2022
Revenue
— Hong Kong Trading	$7,282,272	$5,461,367	$7,438,145
— PRC Manufacturing	38,102,258	46,155,510	42,521,598
Elimination of internal transaction	(521,100)	(188,823)	(108,609)
Total Revenue	$44,863,430	$51,428,054	$49,851,134

Cost of sales
— Hong Kong Trading	$5,655,693	$4,341,978	$6,068,362
— PRC Manufacturing	28,323,614	36,418,495	33,607,780
Elimination of internal transaction	(521,100)	(227,396)	(110,336)
Total Cost of sales	$33,458,207	$40,533,077	$39,565,806

NOTE 20 — SEGMENT REPORTING (cont.)

	For the years ended December 31,
	2024	2023	2022
Gross Profit
— Hong Kong Trading	$1,626,579	1,119,389	$1,369,783
— PRC Manufacturing	9,778,644	9,737,015	8,913,818
Elimination of internal transaction	-	38,573	1,727
Total Gross Profit	$11,405,223	10,894,977	$10,285,328

Selling Expenses
— Hong Kong Trading	$417,823	190,198	$257,843
— PRC Manufacturing	5,924,928	2,519,178	1,860,209
Total Selling expense	$6,342,751	2,709,376	$2,118,052

General and Administrative Expenses
— Hong Kong Trading	$2,268,421	1,756,780	$1,487,299
— PRC Manufacturing	954,538	1,193,408	1,309,104
Total General and Administrative expense	$3,222,959	2,950,188	$2,796,403

	For the years ended December 31,
	2024	2023	2022
Segment net income (loss):
— Hong Kong Trading	$5,059,493	$2,780,297	$(188,151)
— PRC Manufacturing	1,379,362	3,995,034	3,597,790
Elimination of internal transaction	(6,799,871)	(3,742,754)	(342,349)
Total Segment net income (loss)	$(361,016)	$3,032,577	$3,067,290

Segment assets
— Hong Kong Trading	$17,112,819	$15,852,788	$13,803,190
— PRC Manufacturing	36,286,620	44,968,801	38,526,009
Elimination of internal transaction	(14,093,614)	(14,124,471)	(12,695,986)
Total Segment assets	$39,305,825	$46,697,118	$39,633,213

NOTE 21 — SUBSEQUENT EVENTS

Management has evaluated subsequent events through the date that the financial statements were available to be issued, which is April 30, 2025. All subsequent events requiring recognition after December 31, 2024, and up through April 30, 2025 have been incorporated into these financial statements and there are no other subsequent events that require disclosure in accordance with FASB ASC Topic 855, “Subsequent Events” other than disclosed below.

Initial Public Offering

On February 28, 2025, Luda Technology Group Limited (the “Company”) consummated its initial public offering (“IPO”) of 2,500,000 ordinary shares, par value HK$0.25 (equivalent to US$0.03) per share (the “Ordinary Shares”), at a public offering price of US$4.00 per share, raising gross proceeds of US$10,000,000 before deducting underwriting discounts and commissions and offering expenses.

In connection with the IPO, the Company granted the underwriters a 45-day option to purchase up to an additional 375,000 Ordinary Shares (the “Over-Allotment Option”) to cover over-allotments, if any. On April 7, 2025, the underwriters partially exercised the Over-Allotment Option, and the Company issued and sold an additional 190,000 Ordinary Shares at the offering price of US$4.00 per share, generating additional gross proceeds of approximately US$760,000.

As a result, the Company raised aggregate gross proceeds of US$10,760,000 from the IPO, including the over-allotment shares, prior to deducting underwriting discounts and commissions and estimated offering expenses.

Investment into a fund

On March 18, 2025, the Company invested USD 8 million of idle funds, of which the proceeds from the IPO form part, in participating shares of Stable Income Fund SP, a segregated portfolio of Global A Plus Investment SPC Ltd., as a short-term investment. The investment in the aforesaid fund provides for early redemption at the Company’s discretion.