Form 20-F
period 2025-12-31
Luda Technology Group Ltd
filed 2026-05-15
CIK 1984124

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

Rooms 1604-1605, 16/F, YF Life Centre
38 Gloucester Road, Wanchai
Hong Kong

(Address of Principal Executive Offices)

Ma Biu, Chief Executive Officer
Rooms 1604-1605, 16/F, YF Life Centre
38 Gloucester Road, Wanchai

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

As of December 31, 2025, there were 22,690,000 ordinary shares issued and outstanding, par value HK$0.25 (equivalent to US$0.03) per share. As of the date of this annual report, there were 22,690,000 ordinary shares issued and outstanding.

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

	Years ended December 31,
	2025	2024	2023
Year end RMB: US$ exchange rate	6.9931	7.2993	7.0999
Year average RMB: US$ exchange rate	7.1875	7.1957	7.0809

Year end HKD: US$ exchange rate	7.8000	7.8000	7.8000

Year average HKD: US$ exchange rate	7.8000	7.8000	7.8000

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

The PRC government initiated a series of regulatory actions and made a number of public statements on the regulation of business operations in certain areas in China, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using VIE structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. We do not believe that we are directly subject to these regulatory actions or statements, as we do not have a VIE structure and our business does not involve the collection of user data, implicate cybersecurity, or involve any other type of restricted industry. Since these statements and regulatory actions are new, it is highly uncertain how soon the legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, or the potential impact such modified or new laws and regulations will have on our daily business operations or our ability to accept foreign investments and list on a U.S. exchange. Any change in foreign investment regulations, and other policies in China or related enforcement actions by China government could result in a material change in our operations and/or the value of the securities we are registering for sale and could significantly limit or completely hinder our ability to offer or continue to offer our Ordinary Shares to investors or cause the value of our Shares to significantly decline or be worthless.

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

Cautionary Statement Regarding Holding Foreign Companies Accountable Act

Our Ordinary Shares may be prohibited from being traded on a national exchange under the Holding Foreign Companies Accountable Act (the “HFCA Act”) if the Public Company Accounting Oversight Board (“PCAOB”) is unable to inspect our auditors for two consecutive years. On December 23, 2022, the Accelerating Holding Foreign Companies Accountable Act (the “AHFCA Act”) was enacted, which amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three. On December 29, 2022, a legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”) was signed into law by President Biden, which contained, among other things, an identical provision to AHFCA Act and amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three years. On December 16, 2021, the PCAOB issued a report on its determinations that it was unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions. The PCAOB made its determinations pursuant to PCAOB Rule 6100, which provides a framework for how the PCAOB fulfils its responsibilities under the HFCA. The report further listed in its Appendix A and Appendix B, Registered Public Accounting Firms Subject to the Mainland China Determination and Registered Public Accounting Firms Subject to the Hong Kong Determination, respectively. Our current and predecessor auditors, AOGB CPA Limited and ZH CPA, LLC, respectively, are headquartered in Hong Kong, China and Colorado respectively. They are both registered with the PCAOB and are subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess our auditor’s compliance with the applicable professional standards. In addition, they did not appear as part of the PCAOB’s report of determinations under the lists in Appendix A or Appendix B of the report issued by the PCAOB on December 16, 2021. On August 26, 2022, the China Securities Regulatory Commission, or CSRC, the Ministry of Finance of the PRC, and the PCAOB signed a Statement of Protocol, or the Protocol, governing inspections and investigations of audit firms based in mainland China and Hong Kong and taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. Pursuant to the Protocol, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong in 2022, and the PCAOB Board vacated its previous determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control. The PCAOB is continuing to demand complete access in mainland China and Hong Kong moving forward and is already making plans to resume regular inspections in early 2023 and beyond, as well as to continue pursuing ongoing investigations and initiate new investigations as needed. The PCAOB has indicated that it will act immediately to consider the need to issue new determinations with the HFCA Act if needed. As a result, the time period before the Company’s securities may be prohibited from trading or delisted has been decreased accordingly. Notwithstanding the foregoing, in the event it is later determined that the PCAOB is unable to inspect or investigate completely our auditor, then such lack of inspection could cause our Ordinary Shares to be delisted from the stock exchange. The delisting of our Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment. See Item 3.D. “Risk Factors — Our Ordinary Shares may be delisted from a U.S. exchange and prohibited from being traded over-the-counter in the United States under the HFCA Act if the PCAOB determines in the future that it is unable to fully inspect or investigate our auditors. The delisting and cease of trading of our Ordinary Shares, or the threat of their being delisted or prohibited from being traded, may materially and adversely affect the value of your investment.”

Permission Required from Hong Kong Authorities

Hong Kong is a Special Administrative Region of the PRC, having its own governmental and legal system that is separate from mainland China, and as a result, has its own distinct rules and regulations. Luda HK is the holding company of Luda PRC and is an operating subsidiary acting as a trading company. Based on our understanding of the current Hong Kong laws, as of the date of this annual report, we, including Luda HK, have received and obtained all requisite licenses, certificates, authorizations, permissions or approvals from the Hong Kong authorities to operate our business in Hong Kong, including but not limited to obtaining a relevant certificate of incorporation and business license, and that we, including Luda HK are not required to obtain any permission or approval from Hong Kong authorities to offer the shares of Luda Cayman to foreign investors. However, uncertainties still exist due to the possibility that laws, regulations, or policies in Hong Kong could change rapidly in the future. Should there be any change in applicable laws, regulations, or interpretations that we or any of our subsidiaries are required to obtain such permissions or approvals in the future, we will strive to comply with the then applicable laws, regulations, or interpretations. In the event that we, including Luda HK, (i) do not receive or fail to maintain such permissions or approvals in the future, (ii) inadvertently conclude that relevant licenses, certificates, authorizations, permissions or approvals were not required, or (iii) are required to obtain such licenses, certificates, authorizations, permissions or approvals in the future following applicable laws, regulations, or interpretation changes, any action taken by the Hong Kong government could significantly limit or completely hinder our operations and our ability to offer or continue to offer securities to investors and could cause the value of our securities to significantly decline or be worthless.

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

Selected Financial Data

In the table below, we provide you with historical selected financial data for our company. The selected consolidated statements of operations data for the fiscal years ended December 31, 2025, 2024 and 2023 and the selected consolidated balance sheets data as of December 31, 2025 and 2024 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. The selected consolidated balance sheet data for the year ended December 31, 2023 have been derived from our audited consolidated balance sheet as of December 31, 2023, which is not included in this annual report. Our historical results do not necessarily indicate results expected for any future periods. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” below. Our audited consolidated financial statements are prepared and presented in accordance with U.S. GAAP.

The summary consolidated balance sheet as of:

	December 31,
	2025	2024	2023
	US$	US$	US$
Total assets	49,125,097	39,305,825	46,697,118
Total liabilities	26,917,376	26,642,285	29,950,119
Total equity	22,207,721	12,663,540	16,746,999

The following table presents our summary consolidated statements of operations and comprehensive income:

	For the years ended December 31,
	2025	2024	2023
	US$	US$	US$
Revenues	33,535,351	44,863,430	51,428,054
Cost of sales	(27,615,538)	(33,458,207)	(40,533,077)
Gross profit	5,919,813	11,405,223	10,894,977
Total operating expenses	(6,978,890)	(10,949,315)	(7,024,037)
Other income (expense), net	2,050,301	(552,703)	(391,464)
Income taxes	(434,395)	(264,221)	(446,899)
Net income (loss)	556,829	(361,016)	3,032,577

The summary consolidated statements of operations and cash flow:

	For the years ended December 31,
	2025	2024	2023
	US$	US$	US$
Net cash (used in) provided by operating activities	(1,708,680)	5,457,591	3,332,852
Net cash used in investing activities	(11,033,445)	(2,821,353)	(1,759,266)
Net cash provided by (used in) financing activities	8,821,775	(2,585,153)	2,707,362
Effect of exchange rate changes on cash, cash equivalents and restricted cash	359,102	(113,839)	(165,164)
Net (decrease) increase in cash and cash equivalents	(3,561,248)	(62,754)	4,115,784

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

During the three years ended December 31, 2025, 2024, and 2023, none of the workplace accidents had resulted in labor disputes, litigation or penalties imposed by the relevant authorities. We had also not encountered significant operational risk that has materially and adversely affected our financial performance.

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

We have obtained licenses which allow us to manufacture steel flanges and pipe fittings. Steel flanges and fittings also have to adhere to various standards, and we have obtained various certifications for our products and management systems. Our range of certifications enable us to sell our in-house products to different geographic regions and industries. We strive to maintain the quality of our products and the production processes adhere to the standards of the licenses and certifications. However, should our licenses or certifications be revoked or not be renewed, financial performance will be adversely affected. During the three years ended December 31, 2025, 2024, and 2023, there was no incidence where our licenses and certifications were revoked or were not renewed.

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

We rely on bank borrowings to finance our operations. Our total borrowings amounted to approximately US$12.7 million and US$12.3 million, which corresponded to a debt-to-equity ratio of 0.57 times and 0.97 times, as at December 31, 2025 and 2024, respectively.

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

In addition, our finance costs amounted to US$0.5 million, US$0.6 million, and US$0.4 million for the years ended December 31, 2025, 2024 and 2023, respectively. These represented 11.7% of our profit before income tax for the year ended December 31, 2023. The percentage for year ended December 31, 2024 is not applicable as we recorded a loss before income tax during the year. These represented 52.6% of our profit before income tax for the year ended December 31, 2025. Given our reliance on these financing facilities to support our operations, any increase in interest rates may have a material and adverse effect on our financial performance.

We are susceptible to fluctuations in foreign exchange rates that could result in us incurring foreign exchange losses.

Our sales are made in RMB, US$, HK$ and Euro, while our purchases are made in RMB and US$. To the extent that our sales and purchases are not matched in the same currency, we may be exposed to significant fluctuations in exchange rates. Given that our revenue from customers outside of the PRC and Hong Kong amounted to US$11.1 million and US$8.0 million, representing 33.2% and 17.8% of our revenue for the years ended December 31, 2025 and 2024, respectively, we will face foreign translation risk as our international sales are denominated in currencies other than RMB and HK$. Our foreign translation income amounted to US$0.6 million and the foreign translation loss amounted to US$0.3 million for the years ended December 31, 2025 and 2024, respectively.

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

Prior to listing, we were a private company with limited accounting personnel and resources to address our internal control over financial reporting. Our auditors and management has identified a material weakness in our internal control over financial reporting. The material weakness that has been identified relates to our lack of sufficient accounting and financial reporting personnel with requisite knowledge and comprehensive accounting and reporting policies and procedures relating to the application and compliance with SEC rules and regulations. We and our independent registered public accounting firm were not required to perform an evaluation of our internal control over financial reporting as of December 31, 2025 in accordance with the provisions of the Sarbanes-Oxley Act. Accordingly, we cannot assure you that we have identified all, or that we will not in the future have additional material weaknesses.

We are in the process of implementing measures designed to improve our internal control over financial reporting to address the underlying causes of these material weaknesses, including (i) hiring additional accounting and financial reporting personnel with SEC reporting experience, (ii) expanding the capabilities of existing accounting and financial reporting personnel through continuous training and education in the accounting and reporting requirements under SEC rules and regulations and (iii) establishing effective monitoring and oversight controls for non-recurring and complex transactions to ensure the accuracy and completeness of our company’s consolidated financial statements and relate disclosures.

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

Our Ordinary Shares may be delisted from a U.S. exchange and prohibited from being traded over-the-counter in the United States under the HFCA Act if the PCAOB determines in the future that it is unable to fully inspect or investigate our auditors. The delisting and cease of trading of our Ordinary Shares, or the threat of their being delisted or prohibited from being traded, may materially and adversely affect the value of your investment.

The HFCA Act was enacted in December 2020 and was subsequently amended in December 2022. The HFCA Act states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for two consecutive years beginning in 2021, the SEC shall prohibit our Ordinary Shares from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On June 22, 2021, the U.S. Senate passed the AHFCA Act, and on December 29, 2022, the Consolidated Appropriations Act was signed into law, which contained, among other things, an identical provision to the Accelerating Holding Foreign Companies Accountable Act and amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period for triggering the delisting of our Company and the prohibition of trading in our Ordinary Shares if the PCAOB is unable to inspect our accounting firm at such future time.

According to Article 177 of the PRC Securities Law (last amended in March 2020), no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities in China. Accordingly, without the consent of the competent PRC securities regulators and relevant authorities, no organization or individual may provide the documents and materials relating to securities business activities to overseas parties. Therefore, the audit working papers of our financial statements may not be fully inspected by the PCAOB without the approval of the PRC authorities. Our Ordinary Shares could be delisted and prohibited from being traded over-the-counter under the HFCA Act if the PCAOB determines in the future that it is unable to fully inspect or investigate our auditor which has a presence in China.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. On September 22, 2021, the PCAOB adopted a final rule implementing the HFCA Act, which provides a framework for the PCAOB to determine, as contemplated under the HFCA Act, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On December 2, 2021, the SEC adopted amendments to finalize the implementation of disclosure and documentation measures, which require us to identify, in our annual report on Form 20-F, (1) the auditors that provided opinions to the financial statements presented in the annual report, (2) the location where the auditors’ report was issued, and (3) the PCAOB ID number of the audit firm or branch that performed the audit work.

On August 26, 2022, the CSRC, the Ministry of Finance of China, and the PCAOB signed the Protocol, which established a specific and accountable framework for the PCAOB to conduct inspections and investigations of PCAOB-governed accounting firms in mainland China and Hong Kong. Pursuant to the Protocol, the PCAOB has the sole discretion in selecting the subject of its inspections and investigations without input from the Chinese authorities, and procedures are in place to allow PCAOB inspectors and investigators to review complete audit working papers of accounting firms located in mainland China and Hong Kong. On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong in 2022, and the PCAOB Board vacated its previous determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. We were not identified as a “Commission-identified issuer” under the HFCA Act since we filed our annual report on Form 20-F for the fiscal year ended December 31, 2024. However, it remains unclear whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong, which depends on a number of factors out of our and our auditor’s control. The PCAOB continues to demand complete access in mainland China and Hong Kong moving forward and will continue pursuing ongoing investigations and initiate new investigations as needed. The PCAOB has indicated that it will act immediately to consider the need to issue new determinations with the HFCA Act if needed.

We dismissed ZH CPA, LLC and appointed AOGB CPA Limited as our independent registered public accounting firm, effective from November 24, 2025. Our current and predecessor auditors, AOGB CPA Limited and ZH CPA, LLC, respectively, as auditors of companies that are traded publicly in the United States and firms registered with the PCAOB, are subject to PCAOB regular inspections to assess its compliance with the applicable professional standards. AOGB CPA Limited and ZH CPA, LLC are headquartered in Hong Kong, China and Colorado, respectively, and, as of the date of this annual report, have not been determined by the PCAOB as being unable to be inspected or investigated completely.

Notwithstanding the foregoing, our ability to retain an auditor subject to PCAOB inspection and investigation, including but not limited to inspection of the audit working papers related to us, may depend on the relevant positions of U.S. and Chinese regulators. If, in the future, we have been identified by the SEC for two consecutive years as a “Commission-identified issuer” whose registered public accounting firm is determined by the PCAOB that it is unable to inspect or investigate completely because of a position taken by one or more authorities in China, the SEC may prohibit our Ordinary Shares from being traded on a national securities exchange or in the over-the-counter trading market in the United States. In addition, it remains unclear what the SEC’s implementation process related to the above rules will entail or what further actions the SEC, the PCAOB or NYSE American will take to address these issues and what impact those actions will have on companies that have significant operations in China and have securities listed on a U.S. stock exchange (including a national securities exchange or over-the-counter stock market). We cannot assure you whether regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. If we fail to meet the new listing standards specified in the HFCA Act, we could face possible delisting from the NYSE American, cessation of trading in over-the-counter market, deregistration from the SEC and/or other risks, which may materially and adversely affect the trading price of our Ordinary Shares or terminate the trading of our Ordinary Shares in the United States.

Furthermore, the PCAOB’s inability to conduct inspections in China in the past prevented it from fully evaluating the audits and quality control procedures of our prior independent registered public accounting firm. As a result, we and our investors were deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors with presence in China in the past made it more difficult to evaluate the effectiveness of our prior independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that were subject to the PCAOB inspections, which could cause investors and potential investors in our Ordinary Shares to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

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

Where a non-resident enterprise transfers taxable assets indirectly by disposing of the equity interests of an overseas holding company, which is an indirect transfer, the non-resident enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such indirect transfer to the relevant tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who pays for the transfer is obligated to withhold the applicable taxes currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

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

25.       History and Development of the Company

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

Corporate Information

Our principal executive office is located at Rooms 1604-1605, 16/F, YF Life Centre, 38 Gloucester Road, Wanchai, Hong Kong. Our phone number is + 852 2994 8774. Our registered offices Cayman Islands is located at the office of Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman, KY1 -1111, Cayman Islands.

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

The table below sets out our revenue by product categories for the periods indicated:

	For the years ended December 31,
	2025		2024		2023
	US$	%	US$	%	US$	%
Fittings	11,018,432	32.9	13,617,429	30.4	9,784,712	19.0
Flanges	21,732,191	64.8	30,923,382	68.9	40,773,687	79.3
Others	784,728	2.3	322,619	0.7	869,655	1.7
Total	33,535,351	100.0	44,863,430	100.0	51,428,054	100.0

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

Customers

For the years ended December 31, 2025, 2024 and 2023, we transacted with customers globally, which includes listed companies or state-owned enterprises in the PRC.

For the years ended December 31, 2025, 2024 and 2023, we had the following customers that accounted for more than 10% of our revenue:

	For the years ended December 31,
	2025			2024			2023
	Amount	Percentage		Amount		Percentage	Amount		Percentage
Major customers representing more than 10% of the Company’s revenues
Customer A	$4,037,204	12.0%		$	*	* %	$	*	*	%
Customer B	3,995,291	11.9%			*	* %		*	*	%
Customer C	3,552,714	10.6%			*	* %		*	*	%
Customer D	*	*	%		8,228,966	18.3%		*	*	%
Customer E	*	*	%		5,957,404	13.3%		8,390,058	16.3%
Customer F	*	*	%		5,560,578	12.4%		*	*	%
Customer G	*	*	%		4,497,689	10.0%		15,852,474	30.8%

*	Represents less than 10% of the Company’s revenue.

Suppliers

For the years ended December 31, 2025, 2024 and 2023, our suppliers are based in PRC who provide us with steel billets, finished and semi-finished steel flanges and pipe fittings. Depending on each client’s specific needs, we purchase specific types of stainless-steel billet and different manufacturing techniques are used for processing raw materials into finished goods to make sure the products meet customer’s quality standard.

We purchase our raw materials from a variety of sources and consolidate purchases among our top suppliers to improve cost and delivery terms. We maintain flexibility to purchase raw materials from a variety of sources to optimize cost efficiency and delivery lead time.

For the years ended December 31, 2025, 2024 and 2023, we had the following suppliers which accounted for more than 10% of our purchase:

	For the years ended December 31,
	2025				2024				2023
	Amount		Percentage		Amount		Percentage		Amount	Percentage
Major suppliers representing more than 10% of the Company’s purchase
Supplier A	$	*	*	%	$	*	*	%	$11,425,454	23.8%
Supplier B		4,453,329	17.7%			3,939,174	12.4%		*	*	%
Supplier C		*	*	%		4,651,267	14.7%		*	*	%
Supplier D		2,682,282	10.7%			*	*	%	*	*	%

*	Represents less than 10% of the Company’s purchase.

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

Over the years, we have built up a broad and diversified customer base. Most of our customers are in the PRC and the rest are spread across the globe. The table below shows the breakdown of sales revenue by geographical locations of our customers during the period under review:

	FY2025		FY2024		FY2023
	Sales Amount	As %	Sales Amount	As %	Sales Amount	As %
Revenue by International Markets:	(In USD)	of Sales	(In USD)	of Sales	(In USD)	of Sales

People’s Republic of China	$22,397,641	66.8%	$36,863,348	82.2%	$45,237,236	88.0%
South America	6,708,846	20.0%	4,100,965	9.1%	2,769,090	5.3%
Asia excluding PRC	2,281,627	6.8%	871,783	1.9%	888,563	1.7%
Australia	1,020,860	3.0%	1,802,150	4.0%	1,373,689	2.7%
North America	828,038	2.5%	699,013	1.6%	445,423	0.9%
Europe	219,957	0.7%	368,772	0.8%	666,772	1.3%
Others	78,382	0.2%	157,399	0.4%	47,281	0.1%
Total revenue	$33,535,351	100%	$44,863,430	100%	$51,428,054	100%

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

Description of approval/ license/permit/other regulatory requirements	Date of issue	Date of expiration	Regulatory authority
Business License (No. 913709007731521882)	April 20, 2020	April 3, 2035	Administration for Market Regulation of Taian
Production License of Special Equipment People’s Republic of China (Serial No. TS2737538- 2027)	March 6, 2023	March 5, 2027	Administration for Market Regulation of Shandong
A total of 56 Certificates of Type Test of Special Equipment in relation to the production of pressure pipeline components	From March 17, 2023 to April, 28, 2024	No expiration date	Hebei Special Equipment Supervision and Inspection Institute
Certificate of High and New Technology Enterprises (No. GR202337003102)	November 29, 2023	November 29, 2026	Department of Science & Technology of Shandong Province Shandong Provincial Department of Finance Shandong Provincial Tax Service, State Taxation Administration
Customs Declaration Entity Registration (No. 3709942919)	September 11, 2014	No expiration date	Customs of PRC, Taian Branch
Discharges of Pollutants from Stationary Sources of Pollution Registration (No. 913709007731521882001Z)	March 13, 2024	March 12, 2029	Taian Environmental Protection Bureau
Food Business License (No. JY33709830042776)	May 17, 2022	May 16, 2027	Administrative Approval Service Bureau of Feicheng City, Taian
Certificate of Motor Vehicle Registration (No. Lu J635NF)	May 24, 2023	No expiration date	Taian Traffic Police Detachment, Public Security Bureau
Special Equipment Utilization Registration (Serial No. Che 11 Lu J40094(19))	June 26, 2019	No expiration date	Administration for Market Regulation of Taian
Special Equipment Utilization Registration (Serial No. Che 11 Lu J40138(18))	October 26, 2018	No expiration date	Taian Quality and Technical Supervision Bureau
Special Equipment Utilization Registration (Serial No. Che 11 Lu J40033 (19))	April 12, 2019	No expiration date	Administration for Market Regulation of Taian
Certificate of Special Equipment Service Registration (Serial No. Qi 27 Lu JB0021(15))	July 13, 2015	No expiration date	Taian Quality and Technical Supervision Bureau
Special Equipment Utilization Registration (Serial No. Qi 17 Lu J40129 (18))	September 14, 2018	No expiration date	Taian Quality and Technical Supervision Bureau
Special Equipment Utilization Registration (Serial No. Qi 17 Lu JB0195 (13))	September 3, 2013	No expiration date	Taian Quality and Technical Supervision Bureau
Planning Permit of Construction Engineering (Serial No. Jian Zi No. 370983202310026)	July 18, 2023	No expiration date	Feicheng Natural Resources and Planning Bureau
Building Construction Permit (Serial No.370983202310120101)	October 12, 2023	No expiration date	Administrative Approval Service Bureau of Feicheng City, Taian
Building Construction Completion and Acceptance Permit (Serial No.3709832310090002)	August 2, 2024	No expiration date	Taian Building Construction Quality Supervision Station

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

As of the date of this annual report, we have registered the following trademarks:

Nature and description of Intellectual Property Right (including Intellectual Property Number)	Granted by	Date of Approval	Duration of right (including expiry date)	Right of renewal	Other remarks	Acquisition Method	Encumbrance
(19024680)	Trademark Office of National Intellectual Property Administration, PRC (“Trademark Office”)	June 21, 2017	June 20, 2027	Subject to an application within 12 months before the expiry of the duration of right.	Classification:6 Flanges of metal; Stainless flanges; Carbon steel flanges; welding neck flanges; forging flanges	Original Acquisition	Nil
(6332104)	Trademark Office	March 28, 2020	March 27, 2030	Subject to an application within 12 months before the expiry of the duration of right.	Classification:6 Flanges of metal	Original Acquisition	Nil
(19024679)	Trademark Office	March 7, 2017	March 6, 2027	Subject to an application within 12 months before the expiry of the duration of right.	Classification:6 Steel alloy; Valves of metal (other parts of machines); Elbows of metal for pipes; Junctions of metal for pipes; Flanges of metal; Stainless flanges; Carbon steel flanges; welding neck flanges; forging flanges	Original Acquisition	Nil

As of the date of this annual report, we have registered the following patents:

No.	Patent number	Patent type	Registration Date	Expiration Date	Acquisition Method	Registered Owner	Encumbrance

1	2016205291864	Utility model patent – Gas forging tank door	June 3, 2016	June 2, 2026	Original Acquisition	Luda PRC	Nil

2	2016205291883	Utility model patent – Blanking mold for flange production	June 3, 2016	June 2, 2026	Original Acquisition	Luda PRC	Nil

3	2016205291898	Utility model patent – Manual cutter gauge	June 3, 2016	June 2, 2026	Original Acquisition	Luda PRC	Nil

4	2016205291915	Utility model patent – Gas forging loading car	June 3, 2016	June 2, 2026	Original Acquisition	Luda PRC	Nil

5	2016205291934	Utility model patent – Mobile platform for equipment inspection	June 3, 2016	June 2, 2026	Original Acquisition	Luda PRC	Nil

6	2016205291953	Utility model patent – Platform for pipe repair	June 3, 2016	June 2, 2026	Original Acquisition	Luda PRC	Nil

7	2019211728203	Utility model patent – Large diameter blind plate hooks	July 24, 2019	July 23, 2029	Original Acquisition	Luda PRC	Nil

8	2019211728383	Utility model patent – Debris protection device for CNC drilling machine	July 24, 2019	July 23, 2029	Original Acquisition	Luda PRC	Nil

9	2019211728398	Utility model patent – Simple CNC lathe protective cover	July 24, 2019	July 23, 2029	Original Acquisition	Luda PRC	Nil

10	2019211728260	Utility model patent – Elbow pipe blasting equipment	July 24, 2019	July 23, 2029	Original Acquisition	Luda PRC	Nil

11	2019211735527	Utility model patent – Device for grabbing hot raw materials from a high-heat furnace	July 24, 2019	July 23, 2029	Original Acquisition	Luda PRC	Nil

12	2019211728379	Utility model patent – Twist drill bit and drill sleeve storage toolbox	July 24, 2019	July 23, 2029	Original Acquisition	Luda PRC	Nil

13	2019211735531	Utility model patent – Automatic briquetting device for flange debris	July 24, 2019	July 23, 2029	Original Acquisition	Luda PRC	Nil

No.	Patent number	Patent type	Registration Date	Expiration Date	Acquisition Method	Registered Owner	Encumbrance
14	2019211735508	Utility model patent – Automatic conveyor device for transporting round steel	July 24, 2019	July 23, 2029	Original Acquisition	Luda PRC	Nil

15	201921173557X	Utility model patent – Automatic double-sided bevelling machine	July 24, 2019	July 23, 2029	Original Acquisition	Luda PRC	Nil

16	2019211735512	Utility model patent – Conveyor device for connecting regenerative heating furnace and reaming machine	July 24, 2019	July 23, 2029	Original Acquisition	Luda PRC	Nil

17	2021108658194	Invention patent – An intelligent hydraulic baler	July 29, 2021	July 28, 2041	Original Acquisition	Luda PRC	Nil

18	2021108658315	Invention patent – Pipe bending welding device for metal products processing	July 29, 2021	July 28, 2041	Original Acquisition	Luda PRC	Nil

19	2021230937926	Utility model patent – Connecting type shot blasting machine with a guard mechanism	December 10, 2021	December 9, 2031	Original Acquisition	Luda PRC	Nil

20	2021231126942	Utility model patent – Vertical drilling machine with improved drilling accuracy	December 10, 2021	December 9, 2031	Original Acquisition	Luda PRC	Nil

21	2021231225685	Utility model patent – Automatic hole reaming machine with a hole adjustment mechanism	December 10, 2021	December 9, 2031	Original Acquisition	Luda PRC	Nil

22	2021231133113	Utility model patent – A CNC lathe positioning clamping device	December 10, 2021	December 9, 2031	Original Acquisition	Luda PRC	Nil

23	2022206287433	Utility model patent – High- efficiency double- chamber heat storage burner forging heating furnace	March 22, 2022	March 21, 2032	Original Acquisition	Luda PRC	Nil

24	2021200174583	Utility model patent – An industrial marking machine with pre- cleaning function	January 4, 2021	January 3, 2031	Original Acquisition	Luda PRC	Nil

25	2021200051418	Utility model patent – A kind of fixing device for bending pipe welding which is easy to limit position	January 4, 2021	January 3, 2031	Original Acquisition	Luda PRC	Nil

26	2021200174598	Utility model patent – High- efficiency closed cooling tower capable of preventing dust pollution	January 4, 2021	January 3, 2031	Original Acquisition	Luda PRC	Nil

27	2021200046072	Utility model patent – Automate tapping machine	January 4, 2021	January 3, 2031	Original Acquisition	Luda PRC	Nil

28	2021228794799	Utility model patent – Drill bit grinding machine with liquid-cooled structure	November 23, 2021	November 22, 2031	Original Acquisition	Luda PRC	Nil

No.	Patent number	Patent type	Registration Date	Expiration Date	Acquisition Method	Registered Owner	Encumbrance
29	2021228869189	Utility model patent – Water-saving automatic pass-through type workpiece spray cleaning machine	November 23, 2021	November 22, 2031	Original Acquisition	Luda PRC	Nil

30	2021228794905	Utility model patent – Automatic packaging machine with cutting function	November 23, 2021	November 22, 2031	Original Acquisition	Luda PRC	Nil

31	2022215716616	Utility model patent – A kind of flange machining jig	June 22, 2022	June 21, 2032	Original Acquisition	Luda PRC	Nil

32	2023210588781	Utility model paten – A kind of stainless steel shaped flange	May 6, 2023	May 5, 2033	Original Acquisition	Luda PRC	Nil

33	2023210588739	Utility model paten – A flange welding device for flange fittings production	May 6, 2023	May 5, 2033	Original Acquisition	Luda PRC	Nil

34	2023211868281	Utility model paten – A kind of automatic welding equipment for metal pipe fittings	May 17, 2023	May 16, 2033	Original Acquisition	Luda PRC	Nil

35	2023214496878	Utility model paten – A new type of flange surface roughness meter	June 8, 2023	June 7, 2033	Original Acquisition	Luda PRC	Nil

36	2024204064571	Utility model patent – Surface pretreatment device for forging pipe fittings processing	March 4, 2024	March 3, 2034	Original Acquisition	Luda PRC	Nil

37	2024204064590	Utility model patent – One step device for forging tee pipe fittings	March 4, 2024	March 3, 2034	Original Acquisition	Luda PRC	Nil

38	2024204064618	Utility model patent – Pipe fitting packaging positioning mechanism for pipe fitting production	March 4, 2024	March 3, 2034	Original Acquisition	Luda PRC	Nil

39	2024206606457	Utility model patent – A new type of flange production mold	April 2, 2024	April 1, 2034	Original Acquisition	Luda PRC	Nil

40	2019201616767	Utility model patent – Automatic flange cleaning device	January 30, 2019	January 29, 2029	Original Acquisition	Luda PRC	Being pledge to Luda PRC’s loan at Bank of Taian, Feicheng Branch

41	201920161409X	Utility model patent – Packing rack	January 30, 2019	January 29, 2029	Original Acquisition	Luda PRC	Being pledge to Luda PRC’s loan at Bank of Taian, Feicheng Branch

42	2019201623845	Utility model patent – Processing tool for double groove welding	January 30, 2019	January 29, 2029	Original Acquisition	Luda PRC	Being pledge to Luda PRC’s loan at Bank of Taian, Feicheng Branch

43	2019201701331	Utility model patent – Auxiliary spreader to support spraying and hoisting of pipe fitting	January 31, 2019	January 30, 2029	Original Acquisition	Luda PRC	Being pledge to Luda PRC’s loan at Bank of Taian, Feicheng Branch

No.	Patent number	Patent type	Registration Date	Expiration Date	Acquisition Method	Registered Owner	Encumbrance
44	2019201701897	Utility model patent – Auxiliary frame to lift blind plates	January 31, 2019	January 30, 2029	Original Acquisition	Luda PRC	Being pledge to Luda PRC’s loan at Bank of Taian, Feicheng Branch

45	2019113854563	Invention patent – Cutting mechanism for fully automatic stainless-steel tube cutting	December 28, 2019	December 27, 2039	Derivative Acquisition	Luda PRC	Being pledge to Luda PRC’s loan at Bank of Taian, Feicheng Branch

46	2018213946443	Utility model patent – Workpiece inspection device	August 28, 2018	August 27, 2028	Original Acquisition	Luda PRC	Being pledge to Luda PRC’s loan at Bank of Taian, Feicheng Branch

47	2018213953080	Utility model patent – New borehole flange drilling tool	August 28, 2018	August 27, 2028	Original Acquisition	Luda PRC	Being pledge to Luda PRC’s loan at Bank of Taian, Feicheng Branch

48	2018213935754	Utility model patent – Multi-purpose mold to slide flanges for forging	August 28, 2018	August 27, 2028	Original Acquisition	Luda PRC	Being pledge to Luda PRC’s loan at Bank of Taian, Feicheng Branch

49	2018213953095	Utility model patent – Double- headed groove equipment	August 28, 2018	August 27, 2028	Original Acquisition	Luda PRC	Being pledge to Luda PRC’s loan at Bank of Taian, Feicheng Branch

50	2017216684359	Utility model patent – Set of mold used to make high-necked flanges	December 5, 2017	December 4, 2027	Original Acquisition	Luda PRC	Being pledge to Luda PRC’s loan at Bank of Taian, Feicheng Branch

51	2019201701350	Utility model patent – caliper tool too for flange forging	January 31, 2019	January 30, 2029	Original Acquisition	Luda PRC	Being pledge to Luda PRC’s loan at Bank of Taian, Feicheng Branch

52	2022205352933	Utility model patent – A new type of natural gas furnace environmental protection nitrogen oxide treatment device	March 14, 2022	March 13, 2032	Original Acquisition	Luda PRC	Being pledge to Luda PRC’s loan at Postal Savings Bank of China, Feicheng Branch

53	2022205353669	Utility model patent – High safety fiber laser cutting machine	March 14, 2022	March 13, 2032	Original Acquisition	Luda PRC	Being pledge to Luda PRC’s loan at Postal Savings Bank of China, Feicheng Branch

54	2022206287556	Utility model patent – Magnetic pipe cutting machine for easy cleaning of iron chips	March 22, 2022	March 21, 2032	Original Acquisition	Luda PRC	Being pledge to Luda PRC’s loan at Postal Savings Bank of China, Feicheng Branch

55	2022215202078	Utility model patent – Flange processing reverse mechanism	June 17, 2022	June 16, 2032	Original Acquisition	Luda PRC	Being pledge to Luda PRC’s loan at Postal Savings Bank of China, Feicheng Branch

56	2022215202097	Utility model patent – Cooling device for flange forging production	June 17, 2022	June 16, 2032	Original Acquisition	Luda PRC	Being pledge to Luda PRC’s loan at Postal Savings Bank of China, Feicheng Branch

57	2022215689322	Utility model patent – Receiver flange grinding and rust removal device	June 22, 2022	June 21, 2032	Original Acquisition	Luda PRC	Being pledge to Luda PRC’s loan at Postal Savings Bank of China, Feicheng Branch

58	2022223647317	Utility model patent – Flange rotary machining platform	September 6, 2022	September 5, 2032	Original Acquisition	Luda PRC	Being pledge to Luda PRC’s loan at Postal Savings Bank of China, Feicheng Branch

As of the date of this annual report, we have registered the following copyrights:

	Category of	Date of completion of	Date of Initial	Registered
Copyright number	Works	work	Publication	Owner

Guo Zuo Deng Zi-2014-F-00143945	Art	May 1, 2005	May 1, 2005	Luda PRC

Awards and accreditations

As of the date of this annual report, our Company received the following awards and accreditations:

	Date of	Date of	Regulatory
Description of awards/accreditations	issue	expiration	authority

Certificate in relation to Manufacturing and Sales of Steels Flanges, Forgings and Pipe Fittings (Certificate Registration No. TUV100083155)	February 13, 2024	February 12, 2027	TUV SUD Asia Pacific TUV SUD Group

	Date of	Date of	Regulatory
Description of awards/accreditations	issue	expiration	authority

QTR Qualification Test Record NORSOK M-650	February 4, 2021	April 27, 2026	TUV SUD Industries Service GmbH
(The renewal application has been submitted and examined. The Company is currently awaiting the issuance of new certificate.)

ABS Certificate of Forging Facility and Process Approval in relation to Steel Forging and Stainless Steel Forging components for marine applications (Certificate No. FOR-T2442346)	August 31, 2023	October 23, 2028	ABS

Recognition for BV MODE II SCHEME (Certificate No. SMS.W.II./122215/B.0)	July 27, 2023	August 8, 2027	Bureau Veritas Marine & Offshore

Approval of Manufacturer Certificate (Certificate No. AMMM00002KR Rev No. 3)	October 6, 2025	September 12, 2028	DNV GL

Certificate of Works Approval in relation to Forging and Steel Forgings (Certificate No. QD23PWA00047_01)	October 18, 2023	October 30, 2027	China Classification Society

Certificate of Works Approval in relation to Steel Pipe Fittings (Certificate No. QD23PWA00047_02)	October 18, 2023	October 30, 2027	China Classification Society

Certificate of Registration in relation to Manufacture of Steel Flanges, Forgings and Pipe Fittings (Registration No. Q1-2235)	March 31, 2024	March 31, 2027	American Petroleum Institute

Certificate of Registration in relation to Manufacture of Steel Flanges, Forgings and Pipe Fittings in relation to ISO 9001:2015 (APIQR Registration No. 2331)	March 31, 2024	March 31, 2027	American Petroleum Institute Quality Registrar (APIQR)

Certificate in relation to forged flanges and seamless pipe fittings (Certificate No. DGR-0036-QS-W 681/2015/MUC-001)	March 3, 2024	February 27, 2027	TUV SUD Industries Service GmbH

Registration of Fittings in relation to comply with the requirements of PIPE FLANGES AND FLANGED FITTINGS NPS 1/2 THROUGH NPS 24 (ASME B16.5) (CRN: 0B09888.5R2)	September 26, 2025	September 26, 2035	Technical Standards & Safety Authority (TSSA)

Registration of Fittings in relation to comply with the requirements of FACTORY-MADE WROUGHT BUTTWELDING FITTINGS (ASME B16.9) (CRN: 0A10221.5R2)	October 14, 2025	October 14, 2035	Technical Standards & Safety Authority (TSSA)

	Date of	Date of	Regulatory
Description of awards/accreditations	issue	expiration	authority

Environmental Management System Certificate (Certificate No. ZM034124E33431R0M)	November 22, 2024	November 21, 2027	Shan Dong ZhengMing Certification Service Co., Ltd.

Occupational Health and Safety Management System Certificate (Certificate No. ZM034124S33432R0M)	November 22, 2024	November 21, 2027	Shan Dong ZhengMing Certification Service Co., Ltd.

Energy Management System Certificate (Certificate No. ZM034124EN30051R0M)	November 22, 2024	November 21, 2027	Shan Dong ZhengMing Certification Service Co., Ltd.

Certificate of Authority to use Official API Monogram (in the scope of Blind and Test Flanges at PSL1, Psl2) (License Num. 6A-2260)	March 3, 2024	March 31, 2027	American Petroleum Institute

Approval of Steel Forgings (in the scope of Steel forgings, Carbon, Carbon/Manganese Steel. Maximum weight 450kg/0.45 tons) (Certificate No. LR2032729WA)	October 20, 2023	October 19, 2026	Lloyd’s Register

CRC — Certificado de Registro Cadastral (Certificate No. 7000230889-0)	January 19, 2026	January 15, 2027	PETROBRAS

Facilities

Our principal executive office is located in Hong Kong, where we leased an office with an aggregate area of approximately 6,400 square feet, under two separate lease terms. The first lease covers from August 28, 2025 to August 27, 2027 at a monthly rent of $13,128 and the first three months are rent-free with a $0.13 license fee charged for fitting-out works. The second lease covers from November 7, 2025 to November 6, 2027 at a monthly rent of $13,338 and the first two months are rent-free with a $0.13 license fee charged for fitting-out works.

We continued to lease a flat in Hong Kong from a related party, Won Fittings Company Limited, for document storage purposes. The flat has a total area of approximately 3,460 square feet. The lease term was from April 1, 2025 to March 31, 2026 and was renewed for further term from April 1, 2026 to March 31, 2027. The monthly rent is $6,795.

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

Solid customer base and established reputation

For the years ended December 31, 2025, 2024 and 2023, we transacted with customers globally, which includes listed companies or state-owned enterprises in the PRC. We have accumulated specialized knowledge and good understanding of product requirements that meet the specific application of our customers, particularly in the chemical and petrochemical industries. We have established our reputation by consistently delivered quality products of different material grade and technical specifications that satisfy customers’ requirements.

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

Technological achievements from research and development

We proactively engaged in research and development in our in-house laboratory. We are awarded the Certificate of High and New Technology Enterprises by PRC government as a testament of our technological achievements. Since 2016, we have registered 55 utility patents and 3 invention patents for tooling and equipment to enhance our production of steel flanges and fittings products.

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

For the years ended December 31, 2025 and 2024, total revenue was approximately $33.5 million and $44.9 million, respectively. Our gross profit and net income were approximately $5.9 million and $0.6 million, respectively, for the year ended December 31, 2025 (“FY2025”), as compared to our gross profit and net loss of $11.4 million and $0.4 million, respectively, for the year ended December 31, 2024 (“FY2024”). For the year ended December 31, 2023 (“FY2023”), our gross profit and net income of $10.9 million and $3.0 million, respectively.

Our Operating Segments

We organize and report our business in two operating segments, being (i) Hong Kong Trading; and (ii) PRC Manufacturing. Hong Kong Trading mainly represents trading of flanges and fittings products sourced from suppliers and this operating segment is conducted through Luda HK. PRC Manufacturing is the largest business segment of the Company that contributes approximately 73.3%, 83.8% and 89.4% of the total revenue in FY2025, FY2024 and FY2023, respectively and represents trading and manufacturing of our inhouse flanges and fittings products. This operating segment is conducted through Luda PRC. We present segment information after elimination of inter-company transactions. In general, revenue, cost of revenue and operating expenses are directly attributable, or are allocated, to each segment. Since Luda HK and Luda PRC are two separate operating entities, the relevant revenue, costs and expenses incurred by the respective entities can be allocated to the corresponding operating segments directly.

	For the years ended December 31,
	2025	2024	2023
Revenue
— Hong Kong Trading	$8,961,686	$7,282,272	$5,461,367
— PRC Manufacturing	25,080,099	38,102,258	46,155,510
Elimination of internal transaction	(506,434)	(521,100)	(188,823)
Total revenue	$33,535,351	$44,863,430	$51,428,054

Cost of sales
— Hong Kong Trading	$6,978,182	$5,655,693	$4,341,978
— PRC Manufacturing	21,224,333	28,323,614	36,418,495
Elimination of internal transaction	(586,977)	(521,100)	(227,396)
Total cost of sales	$27,615,538	$33,458,207	$40,533,077

Gross Profit
— Hong Kong Trading	$1,983,504	$1,626,579	$1,119,389
— PRC Manufacturing	3,855,766	9,778,644	9,737,015
Elimination of internal transaction	80,543	-	38,573
Total gross profit	$5,919,813	$11,405,223	$10,894,977

Selling Expenses
— Hong Kong Trading	$661,262	$417,823	$190,198
— PRC Manufacturing	1,144,930	5,924,928	2,519,178
Total selling expense	$1,806,192	$6,342,751	$2,709,376

General and Administrative Expenses
— Hong Kong Trading	$2,374,450	$2,268,421	$1,756,780
— PRC Manufacturing	1,265,653	954,538	1,193,408
Elimination of internal transaction	80,543	-	-
Total general and administrative expense	$3,720,646	$3,222,959	$2,950,188

Segment net income (loss):
— Hong Kong Trading	$2,445,459	$5,059,493	$2,780,297
— PRC Manufacturing	495,604	1,379,362	3,995,034
Elimination of internal transaction	(2,384,234)	(6,799,871)	(3,742,754)
Total segment net income (loss)	$556,829	$(361,016)	$3,032,577

	As of December 31,
	2025	2024
Segment assets
— Hong Kong Trading	$30,803,643	$17,112,819
— PRC Manufacturing	35,824,110	36,286,620
Elimination of internal transaction	(17,502,656)	(14,093,614)
Total segment assets	$49,125,097	$39,305,825

The following table summarized the Company’s long-lived assets, including property, plant and equipment, net, intangible assets, net, and operating lease right-of-use assets, net by geographical regions:

	As of December 31,
Long-lived assets	2025	2024
— HK	$524,634	$56,637
— PRC	5,650,058	5,768,949
Total long-lived assets	$6,174,692	$5,825,586

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

Relationship with customers

A significant portion of our revenue was derived from recurring customers and our sales to the top 5 customers accounted for approximately 49.9%, 59.7% and 59.5% of our total revenue for FY2025, FY2024 and FY2023, respectively. Hence, our future growth depends on our ability to retain current customers and expand our customer base. If we are unable to retain and expand our client base, or any of the major customers substantially reduces the purchase orders, our business operation and financial performance would be adversely affected.

The above does not list all the material risk factors that may affect our results of operations. The above-mentioned risks and others are discussed in more detail in the section titled “3.D. Risk Factors”.

Results of Operations

Comparison of FY2025 and FY2024

The following table sets forth the consolidated results of our operations for FY2025 and 2024, respectively:

	For the years ended December 31,
	2025	2024
Revenues	$33,535,351	$44,863,430
Cost of sales	(27,615,538)	(33,458,207)
Gross profit	5,919,813	11,405,223

Operating expenses
Selling expenses	$(1,806,192)	$(6,342,751)
General and administrative expenses	(3,720,646)	(3,222,959)
Research and development expenses	(1,452,052)	(1,383,605)
Total operating expenses	(6,978,890)	(10,949,315)
(Loss) income from operations	(1,059,077)	455,908

Other income (expenses)
Interest expenses	(520,916)	(556,156)
Other income, net	2,571,217	3,453
Total other income (expenses), net	$2,050,301	$(552,703)

Income (loss) before income taxes	$991,224	$(96,795)
Income taxes	(434,395)	(264,221)
Net income (loss)	$556,829	$(361,016)

Other comprehensive income (loss):
Foreign currency translation adjustment	605,921	(344,879)
Comprehensive income (loss)	$1,162,750	$(705,895)

Revenues

Revenues decreased by approximately $11.3 million or 25.3% from $44.9 million in FY2024 to $33.5 million in FY2025, mainly because of the decrease in sales by Luda PRC to customers in the PRC market. Revenue generated by Luda PRC represented approximately 73.3% and 83.8% of the total revenue of the Company in FY2025 and FY2024, respectively.

The following table sets forth the breakdown of our revenue by geographic areas for FY2025 and FY2024, respectively:

	FY2025		FY2024
	Sales Amount	As %	Sales Amount	As %
Revenue by International Markets:	(In USD)	of Sales	(In USD)	of Sales
People’s Republic of China	$22,397,641	66.8%	$36,863,348	82.2%
South America	6,708,846	20.0%	4,100,965	9.1%
Asia excluding PRC	2,281,627	6.8%	871,783	1.9%
Australia	1,020,860	3.0%	1,802,150	4.0%
North America	828,038	2.5%	699,013	1.6%
Europe	219,957	0.7%	368,772	0.8%
Others	78,382	0.2%	157,399	0.4%
Total revenue	$33,535,351	100%	$44,863,430	100%

As shown in the table above, our sales were largely generated from the PRC market. The net decrease in total revenue by approximately $11.3 million, or 25.3% in FY2025 was mainly attributable to decrease in sales in the PRC market.

The following table sets forth the breakdown of our revenue by category of products for FY2025 and FY2024, respectively:

	For the years ended December 31,
	2025		2024
	US$	%	US$	%
Fittings	11,018,432	32.9	13,617,429	30.4
Flanges	21,732,191	64.8	30,923,382	68.9
Others	784,728	2.3	322,619	0.7
Total	33,535,351	100.0	44,863,430	100.0

The following table sets forth the breakdown of our revenue stream for FY2025 and FY2024, respectively:

	For the years ended December 31,
	2025		2024
	US$	%	US$	%
Self-manufactured production sales revenue	24,573,665	73.3	37,581,158	83.8
Trading sales revenue	8,961,686	26.7	7,282,272	16.2
Total revenue	33,535,351	100.0	44,863,430	100.0

The drop in sales in FY2025 was largely driven by our inhouse products manufactured in Luda PRC and sold in the PRC market.

Cost of sales

Cost of sales consists primarily of cost of materials, direct labor costs, and overhead costs. Our cost of sales decreased by approximately $5.8 million, or 17.5% in FY2025 as compared with FY2024. The decrease was mainly attributable to a reduction in cost of materials, which was in line with the decline in revenue.

Gross profit

Our total gross profit decreased by approximately $5.5 million, or 48.1%, from approximately $11.4 million for FY2024 to $5.9 million for FY2025. The decrease in total gross profit was driven by the decline in revenue and gross profit margin. Our gross profit margin declined from approximately 25.4% in FY2024 to 17.7% in FY2025.

Total operating expenses

Selling expenses

Selling expenses represented approximately 5.4% and 14.1% of total sales in FY2025 and FY2024, respectively. Selling expenses are mainly sales commissions for bidding consultation, freight expenses and entertainment expenses incurred by Luda PRC. The decrease in selling expenses by approximately $4.5 million in FY2025 was mainly attributable to decrease in sales consulting fee by $4.6 million.

General and administrative expenses

General and administrative expenses are mainly management and office staff salaries and employee benefits, expected credit loss, depreciation of office furniture and equipment, staff salaries and bonus, transportation and entertainment, statutory audit fees, bank charges and other office expenses incurred. The increase in general and administrative expenses by approximately $0.5 million in FY2025 was mainly attributable to increase in employee compensation and audit fee.

Research and Development expenses

Our research and development expenses mainly comprised materials used for research and development, salaries for research employees, contract services and supplies attributable to the development of new products as well as improvements in existing processes. Our research and development expenses remained stable at approximately $1.5 million and $1.4 million in FY2025 and FY2024, respectively.

Other income (expenses), net

Interest expenses

Our finance expense mainly comprised interest expense on bank and other borrowings. The interest expense remained stable at approximately $0.5 million and $0.6 million in FY2025 and FY2024, respectively.

Other income, net

Our other income, net amounted to $2.6 million and $3 thousand in FY2025 and FY2024, respectively. The increase was mainly due to unrealized and realized fair value gain of short-term investments of approximately $0.9 million and $0.7 million, respectively, gain on extinguishment of consulting expenses payable of approximately $0.6 million and dividend income from short-term investments of approximately $0.2 million in FY2025.

Income taxes

We are subject to income tax on an entity basis on profit arising in or derived from the jurisdiction in which the Company and its subsidiaries domicile or operate. Income tax expense includes the Hong Kong income tax, PRC enterprise income tax, deferred tax and PRC dividend withholding tax.

Our income tax expense amounted to $0.4 million and $0.3 million for FY2025 and FY2024, respectively. The increase was mainly due to income before income tax in FY2025 and net loss before income tax in FY2024. The effective tax rate was 43.9% in the year ended December 31, 2025, while the effective tax rate for the year ended December 31, 2024 was not applicable due to the pre-tax loss.

Net income (loss)

We recorded a net income of approximately $0.6 million for the year ended December 31, 2025, as compared to a net loss of $0.4 million for the year ended December 31, 2024. Such increase in net income was due to the reasons as discussed above. Net profit margin increase from approximately -0.8% in FY2024 to 1.7% in FY2025.

Comparison of FY2024 and FY2023

The following table sets forth the consolidated results of our operations for FY2024 and FY2023, respectively:

	For the years ended December 31,
	2024	2023
Revenues	$44,863,430	$51,428,054
Cost of sales	(33,458,207)	(40,533,077)
Gross profit	11,405,223	10,894,977

Operating expenses:
Selling expenses	$(6,342,751)	$(2,709,376)
General and administrative expenses	(3,222,959)	(2,950,188)
Research and development expenses	(1,383,605)	(1,364,473)
Total operating expenses	(10,949,315)	(7,024,037)
Income from operations	455,908	3,870,940

Other income (expenses)
Interest expenses	(556,156)	(406,692)
Other income, net	3,453	15,228
Total other expenses, net	$(552,703)	$(391,464)

(Loss) income before taxes	$(96,795)	$3,479,476
Income taxes	(264,221)	(446,899)
Net (loss) income	$(361,016)	$3,032,577

Other comprehensive income (loss):
Foreign currency translation adjustment	(344,879)	(566,358)
Comprehensive (loss) income	$(705,895)	$2,466,219

Revenues

Revenues decreased by approximately $6.6 million or 12.8% from $51.4 million in FY2023 to $44.9 million in FY2024, mainly because of the decrease in sales by Luda PRC to customers in the PRC market. Revenues generated by Luda PRC represented approximately 83.8% and 89.4% of the total revenues of the Company in FY2024 and FY2023, respectively.

The following table sets forth the breakdown of our revenue by geographic areas for FY2024 and FY2023, respectively:

	FY2024		FY2023
	Sales Amount	As %	Sales Amount	As %
Revenues by International Markets:	(In USD)	of Sales	(In USD)	of Sales
People’s Republic of China	$36,863,348	82.2%	$45,237,236	88.0%
South America	4,100,965	9.1%	2,769,090	5.3%
Australia	1,802,150	4.0%	1,373,689	2.7%
Asia excluding PRC	871,783	1.9%	888,563	1.7%
Europe	368,772	0.8%	666,772	1.3%
North America	699,013	1.6%	445,423	0.9%
Others	157,399	0.4%	47,281	0.1%
Total revenues	$44,863,430	100%	$51,428,054	100%

As shown in the table above, our sales were largely generated from the PRC market. The net decrease in total revenues by approximately $6.6 million, or 12.8% in FY2024 was mainly attributable to decrease in sales in the PRC market.

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

Total operating expenses

Selling expenses

Selling expenses represented approximately 14.1% and 5.3% of total sales in FY2024 and FY2023, respectively. Selling expenses are mainly sales commissions for bidding consultation, freight expenses and entertainment expenses incurred by Luda PRC. The increase in selling expenses by approximately $3.6 million in FY2024 was mainly attributable to increase in sales consulting fee by $3.5 million.

General and administrative expenses

General and administrative expenses are mainly management and office staff salaries and employee benefits, expected credit loss, depreciation of office furniture and equipment, staff salaries and bonus, transportation and entertainment, statutory audit fees, bank charges and other office expenses incurred by Luda HK. The increase in general and administrative expenses by approximately $0.3 million in FY2024 was mainly attributable to increase of employee compensation and benefits, and professional fee, and partially offset by the decrease of the allowance of expected credit loss.

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

Other expense, net

Interest expenses

Our finance expense mainly comprised interest expense on bank borrowings. The interest expense increased by approximately $0.2 million, or 36.8%, from approximately $0.4 million for FY2023 to approximately $0.6 million for FY2024, and such increase was due to an increase in average loan balances in FY2024.

Income tax expense

We are subject to income tax on an entity basis on profit arising in or derived from the jurisdiction in which the Company and its subsidiaries domicile or operate. Income tax expense includes the Hong Kong income tax, PRC enterprise income tax, deferred tax and PRC dividend withholding tax.

Our income tax expense amounted to approximately $0.3 million and $0.4 million for FY2024 and FY2023, respectively. The decrease was mainly due to net loss before income tax in FY2024. The effective tax rate for FY2023 was 12.8%, while the effective tax rate for FY2024 is not applicable due to the pre-tax loss.

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

As of December 31, 2025, we had cash and cash equivalents of $4,516,669 and restricted cash of $255,255 and outstanding bank borrowings of $12,451,851 and margin loan of $216,312, of which the borrowings of approximately $10.9 million will be payable within one year and the bank borrowings of $1.8 million will be payable after one year. The bank borrowings bore an annual effective interest rate ranging from 2.64% to 6.95%. As of December 31, 2025, our current assets were approximately $40.0 million, and our current liabilities were approximately $24.5 million.

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

As of December 31, 2023, we had cash and cash equivalents of $8,082,691 and restricted cash of $ 313,235 and outstanding bank borrowings of $11,914,093, of which the bank borrowings of approximately $11.2 million will be payable within one year and the bank borrowings of $0.8 million will be payable after one year. The bank borrowings bore an annual effective interest rate ranging from 2.66% to 8.06%. As of December 31, 2023, our current assets were approximately $39.5 million, and our current liabilities were approximately $28.7 million.

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

Cash Flows

A summary of the sources and uses of cash and cash equivalents is as follows:

	For the years end December 31,
	2025	2024	2023
	US$	US$	US$
Selected Consolidated Statements of Cash Flows Data:
Net cash (used in) provided by operating activities	(1,708,680)	5,457,591	3,332,852
Net cash used in investing activities	(11,033,445)	(2,821,353)	(1,759,266)
Net cash provided by (used in) financing activities	8,821,775	(2,585,153)	2,707,362
Effect of exchange rate changes on cash, cash equivalents and restricted cash	359,102	(113,839)	(165,164)
Net (decrease) increase in cash and cash equivalents	(3,561,248)	(62,754)	4,115,784

Operating Activities

In FY2025, our net cash used in operating activities was approximately $1.7 million, which primarily reflected cash inflow from our net income of approximately $0.6 million adjusted for (i) net cash used in of non-cash expenses of approximately $1.3 million, which mainly consisted of fair value changes of short-term investments, depreciation, gain on extinguishment of consulting expenses payable and provisions for inventory, and (ii) net decrease in cash of approximately $1.0 million mainly attributable to cash inflow arising from (i) decrease in inventory of approximately $0.8 million, which offset by cash outflow arising from (ii) increase in contract assets of approximately $0.6 million, (iii) increase in notes receivable of approximately $0.6 million, (iv) increase in accounts, other payables, accruals and income taxes payable of approximately $0.3 million and (v) decrease in refundable liabilities of approximately $1.0 million.

In FY2024, our net cash provided by operating activities was approximately $5.5 million, which primarily reflected cash outflow from our net loss of approximately $0.4 million adjusted for (i) net non-cash expenses of approximately $0.9 million, which mainly consisted of depreciation, fair value changes of investment in equity securities, provisions for inventory and deferred IPO cost, and (ii) net increase in cash of approximately $4.9 million mainly attributable to cash inflow arising from (i) decrease in accounts receivables of approximately $3.0 million; (ii) decrease in contract assets current and non-current of approximately $2.4 million; (iii) decrease in notes receivables of approximately $1.6 million; and (iv) decrease in inventories of approximately $1.2 million, which were offset by cash outflow arising from decrease in trade and other payables of approximately $1.9 million.

In FY2023, our net cash provided by operating activities was approximately $3.3 million, which primarily reflected cash inflow from our net income of approximately $3.0 million adjusted for (i) net non-cash expenses of approximately $1.2 million, which mainly consisted of depreciation, provisions for inventory and allowance for expected credit loss, and (ii) net decrease in cash of approximately $0.9 million mainly attributable to cash outflow arising from (i) increase in inventories of approximately $1.6 million; (ii) increase in contract assets current and non-current of approximately $0.6 million; and (iii) increase in accounts receivables of approximately $1.0 million, which were offset by cash inflow arising from (i) increase in refundable liabilities of approximately $1.6 million; (ii) decrease in notes receivable of approximately $0.3 million; and (iii) decrease in other current assets of approximately $0.4 million.

Investing Activities

Net cash used in investing activities for FY2025 was approximately $11.0 million, mainly representing cash payments to purchase short-term investments, cash proceeds from disposal of short-term investment and cash payment for purchase of property, plant and equipment.

Net cash used in investing activities for FY2024 was approximately $2.8 million, mainly representing payments for investment in equity security and cash payment for purchase of property, plant and equipment and cash payment for purchase of investment in equity security.

Net cash used in investing activities for FY2023 was approximately $1.8 million, mainly represent cash payment for purchase of property, plant and equipment and cash payment for purchase of investment in equity security.

Financing Activities

In FY2025, net cash provided by financing activities was approximately $8.8 million, mainly consisted of net proceeds from initial public offering of approximately $8.9 million, net proceeds from share over-allotment of $0.7 million and proceeds from bank loans of $14.7 million, which were offset by repayments of bank loans of $15.0 million and payment of deferred offering cost of approximately $0.6 million.

In FY2024, net cash used in financing activities was approximately $2.6 million, mainly consisted of repayments on bank loans of approximately $13.9 million and dividend paid of approximately $3.4 million, which were offset by proceeds from bank loans of approximately $14.5 million.

For FY2023, net cash provided by financing activities was approximately $ 2.7 million, mainly consisted of proceeds from bank borrowings of $12.9 million, which is offset by (i) payment of deferred costs related to initial public offering of $0.6 million; (ii) dividend payment of $0.6 million; and (iii) repayments on bank borrowings of $8.9 million.

Off-Balance Sheet Arrangements

The Company has restricted cash held in designated bank accounts as secured deposits for issuance of letter of credit and bank guarantee to assure product quality and/or contract performance as requested by some of our customers. As of December 31, 2025, December 31, 2024 and December 31, 2023, restricted cash was $255,255, $200,517 and $313,235, respectively. As of December 31, 2025, the credit line secured by restricted cash amounted to $255,255. Save as the restricted cash, the Company has no other off-balance sheet arrangements.

Leased Properties

We have leased an office in Hong Kong with a total area of approximately 6,400 square feet, under two separate lease terms. The first lease covers from August 28, 2025 to August 27, 2027 at a monthly rent of $13,128 and the first three months are rent-free with a $0.13 license fee charged for fitting-out works. The second lease covers from November 7, 2025 to November 6, 2027 at a monthly rent of $13,338 and the first two months are rent-free with a $0.13 license fee charged for fitting-out works.

We continued to lease a flat in Hong Kong from a related party, Wong Fittings Company Limited, for document storage purposes. The flat has a total area of approximately 3,460 square feet. The lease term was from April 1, 2025, to March 31, 2026 and was renewed for further term from April 1, 2026, to March 31, 2027. The monthly rent is $6,795.

Contractual obligations

The following table summarizes our contractual obligations as of December 31, 2025:

	Payment due by period
	Less than	1 to 3	More than
	1 year	years	3 years	Total
Borrowings	$10,894,987	1,773,176	-	12,668,163

Capital Expenditures

For the years ended December 31, 2025, 2024 and 2023, we purchased $458,221, $1,078,271 and $1,758,567, respectively, of property and equipment, respectively, mainly for use in our operations.

5.C. Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview — Intellectual Property”.

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2024 to December 31, 2025 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

Allowance for expected credit losses

The Company considered various factors, including nature, historical collection experience, the age of the accounts receivable, other receivables, notes receivable and contract assets, credit quality and specific risk characteristics of its customers, current economic conditions, forecasts of future economic conditions, reversion period, and qualitative and quantitative adjustments to develop an estimate of credit losses. The Company has adopted loss rate method and individual specific valuation method to calculate the credit loss and considered the relevant factors of the historical and future conditions of the Company to make reasonable estimation of the risk rate. For accounts receivable and other receivables aged less than 360 days, notes receivables and contract assets, the Company uses the loss rate method, which is a combination of historical rate method and adjustment rate method, to estimate the credit loss. For accounts receivable aged over 360 days and overdue retainage receivable, the Company uses the individual specific valuation method to estimate the credit loss.

The Company believes that the estimates utilized in preparing its consolidated financial statements are reasonable and prudent. Actual results could differ from these estimates. To the extent that there are material differences between these estimates and the actual results, future financial statements will be affected.

Allowance for inventory valuation

Inventories are stated at the lower of cost or net realizable value. Cost is calculated on the weighted average basis and includes all costs to acquire and other costs to bring the inventories to their present location and condition. The Company records adjustments to inventory for excess quantities, obsolescence or impairment when appropriate to reflect inventory at net realizable value. These adjustments are based upon a combination of factors including current sales volume, market conditions, lower of cost or market analysis and expected realizable value of the inventory. Any excess of the cost over the net realizable value of each item of inventories is recognized as an allowance for inventory valuation. Once inventory is written-down, a new, lower-cost basis for that inventory is established and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis. The Company recognized change in allowance for inventory valuation of $303,834, $210,377 and $231,715 in cost of sales for the years ended December 31, 2025, 2024 and 2023, respectively.

Sales returns

A significant area of judgment affecting reported revenue and net income is estimate of sales return, which represents that portion of gross revenues not expected to be realized. In determining estimate of sales returns, management takes into account (i) repurchase percentage stipulated in sales agreements with certain customers or ii) estimated return rate base on historical experience and industry practice for those sales agreement without repurchase terms. The Company determines repurchase terms in sales contracts as sales return rather than repurchase arrangement as repurchase price usually are the same as selling price.

The Company recognizes purchase obligations derived from sales returns as refundable liabilities and the related product costs as inventory to be returned on the balance sheet at the end of each financial period. The estimate is based on accumulated sales revenue and stipulated repurchase percentage or estimated return rate. No significant sales return occurred historically, therefore, the Company determined that estimated return rates for those sales agreements without repurchase terms are not significant, and refundable liability as of December 31, 2025 and December 31, 2024 mainly represents obligations related to sales agreements with repurchase term.

The Company generally provides rights of return up to certain percentage of contract for certain customers. As of December 31, 2025 and December 31, 2024, refundable liabilities of $331,737 and $1,303,748 were provided, respectively.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Executive Officers

The following table sets forth information regarding our executive officers and directors as of the date of this report.

Directors and Executive Officers	Age	Position/Title
Ma Biu	54	Chairman, Director and Chief Executive Officer
Liu Liangping	44	Director and Chief Operating Officer
Zhang Dajun	53	Director and Chief Marketing Officer
Yung Chi Man	53	Chief Financial Officer
Gu Zhaoyang	60	Independent Director
Yan Jonathan Jun	63	Independent Director
Shin Ho Chuen	36	Independent Director

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

Mr. Zhang Dajun is our Director and Chief Marketing Officer. Mr. Zhang is responsible for overseeing the development and execution of the Group’s marketing strategy. Mr. Zhang has over 30 years of extensive experience in marketing to his role.

Mr. Zhang has served as the general manager and a director of our Luda (Taian) Industrial Company Limited, our People’s Republic of China subsidiary, since June 2007 and September 2020, respectively. From July 2003 to June 2007, Mr. Zhang held the position of deputy general manager at Feicheng City Huatai Medical Equipment Co., Limited, where he was responsible for medical equipment sales. From July 1993 to June 2003, Mr. Zhang served as a sales executive of Feicheng City Medical Company.

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

6.B. Compensation

For so long as we qualify as a foreign private issuer, we are not required to comply with the proxy rules applicable to U.S. domestic companies, including the requirement applicable to emerging growth companies to disclose the compensation of our executive officers on an individual, rather than an aggregate basis. For FY2025 and FY2024, we paid an aggregate compensation of approximately $1,246,911 and $788,160 in cash to our directors and executive officers, respectively. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. We have also not made any agreements with our directors or executive officers to provide benefits upon termination of employment.

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

As set out above, our directors have a duty not to put themselves in a position of conflict and this includes a duty not to engage in self -dealing, or to otherwise benefit as a result of their position. However, in some instances what would otherwise be a breach of this duty can be forgiven and/or authorized in advance by the shareholders provided that there is full disclosure by the directors. This can be done by way of permission granted in the memorandum and articles of association or alternatively by shareholder approval at general meetings. Our amended and restated memorandum and articles of association provides that following such disclosure and subject to any special requirement for the Company’s audit committee (the “Audit Committee”) approval under applicable law or the listing rules of NYSE American, and unless disqualified by the chairperson of the relevant meeting, such director may vote in respect of any transaction or arrangement in which he or she is interested and may be counted in the quorum of the meeting. Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

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

6.D. Employees

As of December 31, 2025, 2024 and 2023, we had a total of 160, 162 and 159 employees. The following table sets forth the breakdown of our employees as of December 31, 2025 by function:

Department	Hong Kong	PRC
Management	7	2
Finance	2	5
Administration	2	1
Sales and Marketing	3	22
Production and related	0	100
Support	1	15
Total	15	145

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

Except as otherwise indicated in the table below, addresses of our directors, executive officers and named beneficial owners are in care of Luda Technology Group Limited, Rooms 1604-1605, 16/F, YF Life Centre, 38 Gloucester Road, Wanchai, Hong Kong.

	Ordinary Shares	Beneficially Owned
Name of Beneficial Owner	Number of Shares	Percentage of Shares
Directors and Executive Officers:
Ma Biu	20,000,000	88.14%
Liu Liangping	Nil
Zhang Dajun	Nil
Yung Chi Man	Nil
Gu Zhaoyang	Nil
Yan Jonathan Jun	Nil
Shin Ho Chuen	Nil
5% or Greater Shareholders:
Diamond Horses Group Limited(1)	20,000,000	88.14
	20,000,000	88.14%

(1)	The registered address of Diamond Horses Group Limited, a British Virgin Islands company, is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. 20,000,000 ordinary shares directly held by Diamond Horses Group Limited of which Ma Biu is the sole shareholder and holds the voting and dispositive power over the ordinary shares held by such entity.

6.F. Disclosure of a registrant’s action to recover erroneously awarded compensation

Not applicable.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership” for a description of our major shareholders.

7.B. Related Party Transactions

Transactions with Related Parties

In addition to the executive officer and director compensation arrangements discussed in “Employment Agreements, Director Agreements and Indemnification Agreements”, set forth below are our related party transactions that occurred since the beginning of our preceding three fiscal years up to the date of December 31, 2024 and subsequent periods. The “related party transactions” are transactions identified in accordance with the rules prescribed under Part I, Item 7B of SEC Form 20-F, with respect to transactions or loans between the Company and (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, the Company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of the Company that gives them significant influence over the Company, and close members of any such individual’s family; (d) key management personnel, that is, those persons having authority and responsibility for planning, directing and controlling the activities of the Company, including directors and senior management of companies and close members of such individuals’ families; and I enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

Nature of Relationships with Related Parties

No.	Names of related parties	Relationship
1	Won Fittings Company Limited	Wholly owned by Ms. Liu Liangping.
2	Ma Biu	Chairman, Director, and Chief Executive Officer
3	Liu Liangping	Director and Chief Operating Officer
4	Diamond Horses Group Limited (Formerly known as “Luda Group Ltd.”)	Controlling shareholder of the Company

Summary of Related Party Transactions:

A summary of trade transactions with a related party for FY2025, FY2024 and FY2023 are listed below:

	For the years ended
	December 31,
	US$	US$	US$
Rental expenses charged by a related party:	2025	2024	2023
Won Fittings Company Limited	81,538	81,538	80,385

From January 1, 2026 to the date of this annual report, the rental expenses charged by Won Fittings Company Limited amounted to $30,577.

The Company’s short-term bank borrowings are guaranteed by Mr. Ma Biu and Ms. Liu Liangping, and properties owned by Mr. Ma Biu and Ms. Liu Liangping.

		As of December 31,
		US$	US$	US$
Due to related parties:	Nature	2025	2024	2023
Ma Biu	Advance from a related party	$—	$—	$1,405
Diamond Horses Group Limited	Advance from a related party	—	—	24,080
Total		$—	$—	$25,485

		As of December 31,
		US$	US$	US$
Due from related parties:	Nature	2025	2024	2023
Liu Liangping	Advance to a related party	—	—	215,995

The due to related party balances as of December 31, 2023 are unsecured, interest-free and due on demand. As of December 31, 2024 and 2025, and the date of this annual report, there was no balance of amount due to related party.

The due from related party balances as of December 31, 2023 are unsecured, interest-free and due on demand. The balances were fully settled in February 2024. As of December 31, 2024 and 2025, and the date of this annual report, there was no balance of amount due from related party.

The Company declared nil, $3,377,564 and $247,731 dividend distributed to Diamond Horses Group Limited for the years ended December 31, 2025, 2024 and 2023, respectively, and paid $nil, $3,377,564 and $630,785 for FY2025, FY2024 and FY2023, respectively. As of December 31, 2025, 2024 and 2023, dividend payable to Diamond Horses Group Limited is nil, nil and nil, respectively.

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

Hong Kong Taxation

Luda HK is incorporated in Hong Kong and was subject to 16.5% Hong Kong profits tax on their taxable income assessable profits generated from operations arising in or derived from Hong Kong for the years of assessment of 2024/2025, 2023/2024 and 2022/2023. Hong Kong profits tax rates for corporations are 8.25% on assessable profits up to HK$2,000,000, and 16.5% on any part of assessable profits over HK$2,000,000. Under Hong Kong tax laws, Luda HK is not taxed on their foreign-sourced income. In addition, payments of dividends from Luda HK to us is not subject to any withholding tax in Hong Kong.

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

Liquidity risk

We are exposed to liquidity risk, which is the risk that we will be unable to provide sufficient capital resources and liquidity to meet our commitments and business needs. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation. When necessary, we will turn to other financial institutions to obtain short-term funding to meet the liquidity shortage.

Interest rate risk

As of December 31, 2025, we had outstanding bank borrowings of approximately $12.5 million, of which the bank borrowings of approximately $10.7 million will be payable within one year and the bank borrowings of $1.8 million will be payable after one year. The bank borrowings bore an annual effective interest rate ranging from 2.64% to 6.95%. Our exposure to interest rate risk primarily relates to the interest rate on our outstanding loans which carry variable interest rate. For illustration purpose and based on the outstanding loans of the Group as at December 31, 2025, if the interest rates of floating rate loans increase by 1%, our interest expenses will increase by approximately $32,785 or 6.3%. We have not been exposed to material risks due to changes in interest rates. An increase, however, may raise the cost of any debt we incur presently and in the future and result in an adverse impact on our income.

Foreign Exchange Risk

Foreign exchange risk is the risk that the value of financial assets or liabilities will fluctuate due to changes in foreign exchange rates. We are exposed to foreign exchange risk from our business which is denominated in currencies other than US$ (i.e. RMB). Consequently, the exchange rate to our currency relative to other foreign currencies may change in a manner that has an adverse effect on the value of that portion of our assets or liabilities denominated in currencies other than US$. For FY2025, we recorded income on foreign currency translation amounting to approximately $0.6 million. For FY2024 and FY2023, we recorded loss on foreign currency translation amounting to approximately $0.3 million and $0.6 million respectively. Our currency exposure is measured and monitored on a regular basis by the manager.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

25. A. Debt Securities

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

Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File number: 333-283680) in relation to the initial public offering of 2,500,000 ordinary shares of the Company. Our initial public offering was announced on February 26, 2025 and closed on February 28, 2025. Revere Securities LLC. was the representative of the underwriters for our initial public offering. We offered and sold 2,500,000 ordinary shares at a price of $4.00 per share and received net proceeds of approximately $8.9 million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. The registration statement was declared effective by the SEC on February 26, 2025. The total expenses incurred for our company’s account in connection with our initial public offering was approximately $2.4 million, which included approximately $1.0 million in underwriting discounts and commissions for the initial public offering and approximately $1.4 million in other costs and expenses for our initial public offering. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds we received from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

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

As of the date of this annual report, we had used the net proceeds received from our initial public offering coupled with working capital to purchased $8.0 million of participating shares in a fund, a segregated portfolio of Global A Plus Investment SPC Limited (the “Fund”). The Fund was redeemed on December 29, 2025. We intend to use the funds to invest in the projects according to the use of proceeds as described in our registration statement on Form F-1 as setting up a manufacturing plant, acquisition of upstream supplier, purchase of machineries, computer system enhancement and working capital.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this Annual Report, as required by Rule 13a-15(b) under the Exchange Act.

Based upon that evaluation, our management has concluded that, as of December 31, 2025, our disclosure controls and procedures were effective.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15 (f) under the Exchange Act. Our management, with the participation of our chief executive officer and our chief financial officer, evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2025.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Attestation report of the registered public accounting firm

We did not include an attestation report of the company’s registered public accounting firm in this annual report on Form 20-F, in accordance with SEC rules under which “emerging growth companies,” including the Company, are not required to provide the auditor attestation report.

Changes in Internal Control over Financial Reporting

Other than those disclosed above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our principal external auditors, for the periods indicated.

	Year Ended December 31, 2025	Year Ended December 31, 2024	Year Ended December 31, 2023
	US$	US$	US$
Audit fees	217,500	270,000	270,000
Audit related fees	-	30,000	30,000
Tax fees	-	-	-
All other fees	-	-	-
Total	217,500	300,000	300,000

Our Audit Committee and board of directors have adopted pre-approval policies and procedures. In accordance with these policies and procedures, the Audit Committee pre-approved the audit, tax, and other non-audit services provided by AOGB CPA Limited and ZH CPA, LLC for the fiscal year ended December 31, 2025, and by ZH CPA, LLC for the fiscal years ended December 31, 2023 and 2024. Consistent with our Audit Committee ’s responsibility for engaging our independent auditors, all audit and permitted non-audit services require pre-approval by the Audit Committee. The full Audit Committee approves proposed services and fee estimates for these services. One or more independent directors serving on the Audit Committee may be delegated by the full Audit Committee to pre-approve any audit and non-audit services. Any such delegation shall be presented to the full Audit Committee at its next scheduled meeting. Pursuant to these procedures, the Audit Committee approved the foregoing audit services provided by our principal external auditors.

For the fiscal year ended December 31, 2025, the audit fees of $207,500 and $10,000 were incurred for services provided by AOGB CPA Limited and ZH CPA, LLC, respectively.

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

Discontinuation of the Services from ZH CPA, LLC and appointment of AOGB CPA Limited

As previously announced in the Form 6-K filed by the Company with the SEC on November 24, 2025 (the “Nov 6-K”), the Company reported the dismissal of ZH CPA, LLC (“ZH”) effective November 24, 2025. The dismissal of ZH has been considered and approved by the Audit Committee of the Board and by the Board.

ZH’s reports on the Company’s financial statements for the fiscal years ended December 31, 2024 and 2023 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles. Furthermore, during the Company’s two most recent fiscal years audited by ZH and through November 24, 2025, there have been no disagreements with ZH on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to ZH’s satisfaction, would have caused ZH to make reference to the subject matter of any such disagreements in connection with its reports on the Company’s financial statements for such periods.

For the fiscal years ended December 31, 2024 and 2023 and through November 24, 2025, there were no “reportable events” as that term is described in Item 16F(a)(1)(v) of the Form 20-F.

The Company provided ZH with a copy of the above disclosure prior to filing the Nov 6-K with the SEC. The Company requested that ZH furnish the Company with a letter addressed to the SEC stating whether or not it agrees with the above statement. The letter was filed as Exhibit 99.1 to the Nov 6-K and is incorporated by reference herein.

The Company has appointed AOGB CPA Limited (“AOGB”) as successor auditor of the Company effective November 24, 2025 to audit the Company’s consolidated financial statements for the fiscal year ending December 31, 2025. The appointment of AOGB has been approved by the Board and the Audit Committee.

During the Company’s fiscal years ended December 31, 2024 and 2023 and through November 24, 2025, neither the Company nor anyone acting on the Company’s behalf consulted AOGB with respect to (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on Luda’s consolidated financial statements, and neither a written report was provided to Luda nor oral advice was provided that the new independent registered public accounting firm concluded was an important factor considered by Luda in reaching a decision as to the accounting, auditing or financial reporting issue; nor (ii) any matter that was either the subject of a disagreement as defined in Item 16F(a)(1)(iv) of Form 20-F or a reportable event as described in Item 16F(a)(1)(v) of Form 20-F.

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

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements and related notes required by this item are contained on pages F-1 through F-36.

ITEM 19.	EXHIBITS

Exhibit No.	Description
1.1	Current Effective Amended and Restated Memorandum and Articles of Association (incorporated herein by reference to Exhibit 3.2 to the registration statement on Form F-1 (File No. 333-283680), as amended, initially filed with the SEC on December 6, 2024)
2.1	Specimen Certificate for the Shares (incorporated herein by reference to Exhibit 4.1 to the registration statement on Form F-1 (File No. 333-283680), as amended, initially filed with the SEC on December 6, 2024)
2.2	Description of Securities (incorporated herein by reference to Exhibit 2.2 to the report on 20-F (File No. 001-42289), as filed with the SEC on April 30, 2025)
4.1	Form of Underwriters’ Warrants (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-283680), as amended, initially filed with the SEC on December 6, 2024)
4.2	Unofficial English translation of the office lease agreement dated March 30,2023 between Luda Development Limited and Won Fittings Company Limited (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-283680), as amended, initially filed with the SEC on December 6, 2024)
4.3	Form of service agreement between the Company and its independent directors of the Registrant (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-283680), as amended, initially filed with the SEC on December 6, 2024)
4.4	Employment agreement of executive director between the Company and Ma Biu (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-283680), as amended, initially filed with the SEC on December 6, 2024)
4.5	Employment agreement of executive director between the Company and Liu Liangping (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-283680), as amended, initially filed with the SEC on December 6, 2024)
4.6	Tenancy Agreement dated April 1, 2025 between Luda Development Limited and Won Fittings Company Limited (incorporated herein by reference to Exhibit 4.6 to the report on 20-F (File No. 001-42289), as filed with the SEC on April 30, 2025)
4.7	Form of Warrant Cancellation Agreement (incorporated herein by reference to Exhibit 10.1 to the report on Form 6-K (File No. 001-42289), as filed with the SEC on July 15, 2025)
4.8	Letter of ZH CPA, LLC dated November 24, 2025. (Incorporated herein by reference to Exhibit 99.1 to the report on Form 6-K (file No. 001-42289), filed with the SEC on November 24, 2025)
4.9*	Tenancy Agreement I dated September 2, 2025 between Luda Technology Group Limited and Pioneer Time Investment Limited
4.10*	Tenancy Agreement II dated September 2, 2025 between Luda Technology Group Limited and Pioneer Time Investment Limited
4.11*	Tenancy Agreement I dated November 12, 2025 between Luda Development Limited and Pioneer Time Investment Limited
4.12*	Tenancy Agreement II dated November 12, 2025 between Luda Development Limited and Pioneer Time Investment Limited
11.1	Code of Business Conduct and Ethics (incorporated herein by reference to Exhibit 14.1 to the registration statement on Form F-1 (File No. 333-283680), as amended, initially filed with the SEC on December 6, 2024)
11.2	Insider Trading Policy (incorporated herein by reference to Exhibit 14.3 to the registration statement on Form F-1 (File No. 333-283680), as amended, initially filed with the SEC on December 6, 2024)
12.1*	Chief Executive Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Chief Financial Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	Chief Executive Officer Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Chief Financial Officer Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
21.1	List of subsidiaries of the Company (incorporated herein by reference to Exhibit 21.1 to the registration statement on Form F-1 (File No. 333-283680), as amended, initially filed with the SEC on December 6, 2024)
97.1	Executive Compensation Recovery Policy (incorporated by reference to Exhibit 14.2 to the registration statement on Form F-1 (File No. 333-283680), as amended, initially filed with the SEC on December 6, 2024)
101.INS	Inline XBRL Instance Document *
101.SCH	Inline XBRL Taxonomy Extension Schema Document *
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document *
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document *
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document *
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document *
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

LUDA TECHNOLOGY GROUP LIMITED

/s/ Ma Biu
	Name:	Ma Biu
	Title:	Chief Executive Officer

Date: May 15, 2026

LUDA TECHNOLOGY GROUP LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Luda Technology Group Limited

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Luda Technology Group Limited and its subsidiaries (the “Company”) as of December 31, 2025, and the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity, and cash flows for the year ended December 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

/s/ AOGB CPA Limited

Hong Kong, Hong Kong

May 15, 2026

We have served as the Company’s auditor since 2025.

AOGB CPA Limited, Suite 2501-03, Tesbury Centre, 28 Queen’s Road East, Admiralty, Hong Kong

Tel: 2152-2238, Website: www.aogb.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Luda Technology Group Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Luda Technology Group Limited and its subsidiaries (the “Company”) as of December 31, 2024, and the related consolidated statements of operations and comprehensive (loss) income, changes in shareholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

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

/s/ ZH CPA, LLC

We served as the Company’s auditor from 2022 through November 24, 2025.

Denver, Colorado

April 30, 2025

LUDA TECHNOLOGY GROUP LIMITED

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2025 AND 2024

(in U.S. dollar, except share data)

	December 31, 2025	December 31, 2024
Assets
Current assets
Cash and cash equivalents	$4,516,669	$8,132,655
Restricted cash	78,959	200,517
Accounts receivable, net	13,483,520	13,165,058
Notes receivable, net	966,447	381,878
Redemption receivable, net	8,222,754	—
Prepayments, deposits and other receivables, net	437,971	479,613
Advance to suppliers	148,959	33,043
Inventories, net	4,704,386	4,868,035
Inventories to be returned	262,291	939,404
Deferred costs	—	671,321
Contract assets - current, net	1,220,925	1,591,188
Short-term investments	5,732,433	1,390,475
Other current assets	217,949	—
Total current assets	$39,993,263	$31,853,187

Non-current assets
Restricted cash – non-current	$176,296	$—
Property, plant and equipment, net	4,980,105	5,124,432
Intangible assets, net	711,156	701,154
Operating lease right-of-use assets, net	483,431	—
Deferred tax assets	622,879	552,966
Contract assets - non-current, net	1,832,158	667,456
Other receivables - non-current, net	325,809	406,630
Total non-current assets	$9,131,834	$7,452,638
Total assets	$49,125,097	$39,305,825

Liabilities and shareholders’ equity
Current liabilities
Short-term loans	$10,894,987	$11,675,074
Accounts payable	10,567,115	8,673,801
Contract liabilities	128,192	221,770
Other payables and accruals	2,318,929	3,975,334
Operating lease liabilities, current	293,803	—
Income taxes payable	1,652	1,652
Refundable liabilities	331,737	1,303,748
Total current liabilities	$24,536,415	$25,851,379

Non-current liabilities
Long-term loans	$1,773,176	$614,476
Operating lease liabilities - non-current	234,843	—
Deferred tax liabilities	372,942	176,430
Total non-current liabilities	$2,380,961	$790,906
Total liabilities	$26,917,376	$26,642,285

Commitments and contingencies	—	—

Shareholders’ equity
Ordinary shares, $0.03 (equivalent to HK$0.25) par value, 4,000,000,000 shares authorized, 22,690,000 and 20,000,000 shares issued and outstanding as of December 31, 2025 and 2024, respectively	$727,244	$641,026
Additional paid-in capital	8,295,213	—
Statutory reserve	2,365,592	2,253,177
Retained earnings	11,816,891	11,372,477
Accumulated other comprehensive loss	(997,219)	(1,603,140)
Total equity	$22,207,721	$12,663,540
Total liabilities and shareholders’ equity	$49,125,097	$39,305,825

See accompanying notes to the consolidated financial statements.

LUDA TECHNOLOGY GROUP LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023
(in U.S. dollar, except share data)

	For the years ended December 31,
	2025	2024	2023
Revenues	$33,535,351	$44,863,430	$51,428,054
Cost of sales	(27,615,538)	(33,458,207)	(40,533,077)
Gross profit	5,919,813	11,405,223	10,894,977

Operating expenses:
Selling expenses	$(1,806,192)	$(6,342,751)	$(2,709,376)
General and administrative expenses	(3,720,646)	(3,222,959)	(2,950,188)
Research and development expenses	(1,452,052)	(1,383,605)	(1,364,473)
Total operating expenses	(6,978,890)	(10,949,315)	(7,024,037)
(Loss) income from operations	(1,059,077)	455,908	3,870,940

Other income (expenses)
Interest expenses	(520,916)	(556,156)	(406,692)
Other income, net	2,571,217	3,453	15,228
Total other income (expenses), net	2,050,301	(552,703)	(391,464)

Income (loss) before income taxes	991,224	(96,795)	3,479,476
Income taxes	(434,395)	(264,221)	(446,899)
Net income (loss)	$556,829	$(361,016)	$3,032,577
Other comprehensive income (loss):
Foreign currency translation adjustment	605,921	(344,879)	(566,358)
Comprehensive income (loss)	$1,162,750	$(705,895)	$2,466,219

Weighted average number of ordinary shares*:
Basic and diluted	22,242,767	20,000,000	20,000,000
Earnings (loss) per share*:
Basic and diluted	$0.03	$(0.02)	$0.15

*	Shares presented on a retroactive basis to reflect the reorganization in note 1.

See accompanying notes to the consolidated financial statements.

LUDA TECHNOLOGY GROUP LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023
(in U.S. dollar, except share data)

				Accumulated
	Ordinary Shares		Additional	Other
	Number of Shares*	Amount	paid-in capital	Comprehensive Loss	Statutory Reserve	Retained Earnings	Total equity
Balance as of January 1, 2023	20,000,000	$641,026	$—	$(691,903)	$1,721,266	$12,858,122	$14,528,511
Net income	—	—	—	—	—	3,032,577	3,032,577
Transfer to statutory reserve	—	—	—	—	399,503	(399,503)	—
Foreign currency translation adjustment	—	—	—	(566,358)	—	—	(566,358)
Dividend declared	—	—	—	—	—	(247,731)	(247,731)
Balance as of December 31, 2023	20,000,000	$641,026	—	$(1,258,261)	$2,120,769	$15,243,465	$16,746,999
Net loss	—	—	—	—	—	(361,016)	(361,016)
Transfer to statutory reserve	—	—	—	—	132,408	(132,408)	—
Foreign currency translation adjustment	—	—	—	(344,879)	—	—	(344,879)
Dividend declared	—	—	—	—	—	(3,377,564)	(3,377,564)
Balance as of December 31, 2024	20,000,000	$641,026	—	$(1,603,140)	$2,253,177	$11,372,477	$12,663,540
Net income	—	—	—	—	—	556,829	556,829
Transfer to statutory reserve	—	—	—	—	112,415	(112,415)	—
Foreign currency translation adjustment	—	—	—	605,921	—	—	605,921
Issuance of shares under initial public offering	2,500,000	80,128	7,604,179	—	—	—	7,684,307
Issuance of shares under over-allotment	190,000	6,090	691,034	—	—	—	697,124
Balance at of December 31, 2025	22,690,000	$727,244	$8,295,213	$(997,219)	$2,365,592	$11,816,891	$22,207,721

*	Shares presented on a retroactive basis to reflect the reorganization in note 1.

See accompanying notes to the consolidated financial statements.

LUDA TECHNOLOGY GROUP LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023
(in U.S. dollar)

	For the years ended December 31,
	2025	2024	2023

Cash flows from operating activities:
Net income (loss)	$556,829	$(361,016)	$3,032,577
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities:
Amortization expenses	20,139	20,116	20,442
Depreciation expenses	581,723	460,494	449,678
Allowance for inventory valuation	303,834	210,377	231,715
(Reversal of) provision for allowance for expected credit losses	(117,438)	(27,137)	714,384
Fair value changes of short-term investments	(1,631,751)	398,654	—
Expensed deferred initial public offering cost	—	137,596	—
(Gain) loss on disposal of property, plant and equipment	(38,286)	(9,962)	13,926
Gain on extinguishment of consulting expenses payable	(564,918)	—	—
Deferred tax expenses	145,937	(265,469)	(186,300)
Changes in operating assets and liabilities:
Inventories	803,486	1,158,627	(1,636,282)
Contract assets	(616,700)	2,419,355	(596,041)
Accounts receivable	306,867	2,959,961	(1,017,999)
Notes receivable	(557,927)	1,587,449	301,548
Prepayments and other receivables	65,717	(78,716)	350,977
Advance to suppliers	(115,566)	(24,753)	83,048
Refundable liabilities	(1,001,257)	(923,120)	1,624,975
Accounts, other payables, accruals and income taxes payable	314,319	(1,926,096)	(44,503)
Notes payable	—	(138,971)	141,225
Contract liabilities	(95,371)	(2,147)	2,005
Operating lease liabilities	45,215	—	—
Other current assets	(217,949)	—	—
Other long-term assets	104,417	(137,651)	(152,523)
Net cash (used in) provided by operating activities	$(1,708,680)	$5,457,591	$3,332,852

Cash flows from investing activities:
Purchase of short-term investments	(20,982,405)	(1,769,528)	(1,360)
Proceeds from disposal of short-term investments	10,298,313	—	—
Purchase of property, plant and equipment	(458,221)	(1,078,271)	(1,758,567)
Proceeds from disposal of property, plant and equipment	108,868	26,446	661
Net cash used in investing activities	$(11,033,445)	$(2,821,353)	(1,759,266)

Cash flows from financing activities:
Net proceeds from initial public offering	8,915,989	—	—
Net proceeds from share over-allotment	696,792	—	—
Payment of deferred offering cost	(565,937)	(20,026)	(633,891)
Dividends paid	—	(3,377,564)	(630,785)
Advance from related parties	—	215,995	25,486
Repayments to related parties	—	(25,487)	(17,192)
Proceeds from bank loans	14,749,713	14,529,278	12,903,494
Repayments on bank loans	(14,974,782)	(13,907,349)	(8,939,750)
Net cash provided by (used in) financing activities	$8,821,775	$(2,585,153)	2,707,362
Effect of exchange rate changes on cash, cash equivalents and restricted cash	359,102	(113,839)	(165,164)
Net (decrease) increase in cash and cash equivalents, and restricted cash	$(3,561,248)	$(62,754)	4,115,784
Cash and cash equivalents, and restricted cash at beginning of the year	8,333,172	8,395,926	4,280,142
Cash and cash equivalents, and restricted cash at end of the year	$4,771,924	$8,333,172	8,395,926

	For the years ended December 31,
	2025	2024	2023

Reconciliation to amounts on consolidated balance sheet
Cash and cash equivalents	$4,516,669	$8,132,655	$8,082,691
Restricted cash	255,255	200,517	313,235

Supplemental disclosure of cash flow information
Cash received for interest	9,100	23,461	48,765
Cash paid for interests	473,435	530,185	455,457
Cash paid for income tax (note 1)	204,455	557,354	954,109

Supplemental disclosures of non-cash financing and investing activities
Right-of-use assets obtained in exchange for new operating lease liabilities	535,901	—	—
Capitalization of deferred costs	671,321	—	—

Note:

1.	During the year ended December 31, 2025, the Company has paid income taxes (including withholding tax for dividend income) of $155,192, $49,263, $nil and $nil in the PRC, HK, BVI and Cayman, respectively.

See accompanying notes to the consolidated financial statements

LUDA TECHNOLOGY GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — ORGANIZATION AND PRINCIPAL ACTIVITIES

(a) Organization and principal activities

Luda Technology Group Limited (“Luda Cayman”) is a holding company incorporated under the laws of the Cayman Islands on October 21, 2021, with one share issued to Diamond Horses Group Limited (“DHGL”). At the time of incorporation, Luda Cayman had an authorized share capital of Hong Kong Dollars (“HKD” or “HK$”) 1,000,000,000 (United State Dollars (“USD”, “US$”, “$”) 128,205,128) divided into 1,000,000,000 ordinary shares of a nominal or par value of HK$1 (US$0.1282) each.

The Company and its subsidiaries (collectively referred as the “Company”) are principally engaged in (i) the manufacture and sale of stainless steel and carbon steel flanges and fittings products; and (ii) trading of steel pipes, valves, and other steel tubing products. We are headquartered in Hong Kong with manufacturing base in Taian City, Shandong Province of the People’s Republic of China (the “PRC”).

Details of the Company and its subsidiaries after reorganization are set out below:

Name of Entity	Date of Incorporation	Place of Incorporation	% of Ownership	Principal Activities
Luda Technology Group Limited (“Luda Cayman”)	October 21, 2021	Cayman Islands	Parent	Investment holding
Luda Investment Holding Limited (“Luda BVI”)	October 25, 2021	British Virgin Islands	100%	Investment holding
Luda Development Limited (“Luda HK”)	February 20, 2004	Hong Kong	100%	Trading of steel pipes, valves, and other steel tubing products
Luda (Taian) Industrial Company (“Luda PRC”)	April 4, 2005	The PRC	100%	Manufacture and sale of stainless steel and carbon steel flanges and fittings products

Luda BVI was incorporated under the laws of the British Virgin Islands on October 25, 2021, with one share at no par value issued to DHGL which is owned by our Founder and controlling shareholder Mr. Ma Biu. Luda BVI is a holding company with no operations. The following entities are all directly and indirectly 100% owed by DHGL prior to the completion of the Company’s initial public offering on February 27, 2025.

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

(b) Reorganization

On August 14, 2023, Luda Cayman entered into a sale and purchase agreement to acquire 100% ownership of Luda BVI from DHGL at consideration of HK$1.00 to be satisfied by the issue and allotment of one share of par value of HK$1.00 each to DHGL. On August 14, 2023, Luda BVI entered into a sale and purchase agreement to acquire 100% ownership of Luda HK from DHGL at the consideration of HK$4,999,998 to be satisfied by the issue and allotment by Luda Cayman of 4,999,998 shares of par value of HK$1.00 each to DHGL.

Upon the completion of the above transactions and prior to the completion of subdivision on December 19, 2023, DHGL held 5,000,000 ordinary shares at par value of HK$1(US$0.1282), representing 100% of the issued and outstanding shares of the Company.

On December 19, 2023, the Company subdivided each issued and unissued share of par value of HK$1.00 each into four shares of par value of HK$0.25 each. Upon completion of the above subdivision, the Company’s authorized share capital became 4,000,000,000 shares with par value of HK$0.25 (US$0.03) each and the Company’s issued share capital became HK$5,000,000 divided into 20,000,000 shares of par value of HK$0.25 each.

Before and after the above reorganization, the Company and its subsidiaries resulting from reorganization has always been under the common control of the same controlling shareholder, DHGL or the Founder. Accordingly, the combination has been treated as a corporate restructuring (reorganization) of entities under common control and thus the current group structure has been retroactively presented in prior periods as if such structure existed at that time and in accordance with ASC 805-50-45-5, the entities under common control are presented on a combined basis for all periods to which such entities were under common control.

The consolidation of the Company and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements. Results of operations for the periods presented comprise those of the previously separate entities combined from the beginning of the period to the end of the period, eliminating the effects of intra-entity transactions.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(c) Initial public offering (“Offering”)

On February 27, 2025, the ordinary shares of the Company began trading on NYSE American LLC under the ticker symbol “LUD”. On February 28, 2025, the Company consummated its Offering of 2,500,000 ordinary shares, par value HK$0.25 (equivalent to $0.03) per share (the “Ordinary Shares”), at a public offering price of $4.00 per share. The Offering was conducted on a firm commitment basis, after deducting certain underwriting expenses, the Company received net proceeds of US$8,915,989.

In connection with the IPO, the Company granted the underwriters a 45-day option to purchase up to an additional 375,000 Ordinary Shares (the “Over-Allotment Option”) to cover over-allotments, if any. On April 7, 2025, the underwriters partially exercised the Over-Allotment Option, and the Company issued and sold an additional 190,000 Ordinary Shares at the offering price of $4.00 per share, generating additional net proceeds of $696,792.

Basis of presentation and principles of consolidation

The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities Exchange Commission (“SEC”).

The consolidated financial statements include the financial statements of the Company and its all subsidiaries. A subsidiary is an entity (including a structured entity), directly and indirectly, controlled by the Company. The financial statements of the subsidiaries are prepared for the same reporting period as the Company, using consistent accounting policies. All significant inter-company transactions and balances between the Company and its subsidiaries are eliminated upon consolidation.

Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosed of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Management makes these estimates using the best information available at the time the estimates are made. Actual results could differ from those estimates. If actual results significantly differ from the Company’s estimates, the Company’s financial condition and results of operations could be materially impacted.

Significant accounting estimates reflected in the Company’s consolidated financial statements include, but not limited to allowance for expected credit losses on accounts receivable, notes receivable, contract assets and other current assets, allowance for inventory valuation and sales returns.

Foreign currency translation

Transactions denominated in other than the functional currencies are re-measured into the functional currency of the entity at the exchange rates prevailing on the transaction dates. Monetary assets and liabilities denominated in currencies other than the applicable functional currencies are translated into the functional currency at the prevailing rates of exchange at the balance sheet date. The resulting exchange differences are reported in the consolidated statement of operations and comprehensive income (loss).

The functional and reporting currency of the Company is United State Dollars. The financial records of the Company’s subsidiaries in the PRC and Hong Kong (“HK”) are maintained in their local currencies, as their functional currency which are Chinese Yuan (“RMB”) and Hong Kong Dollars. In general, for consolidation purposes, assets and liabilities of the Company’s subsidiaries whose functional currency is not US$ are translated into US$, in accordance with Accounting Standards Codifications (“ASC”) Topic 830-30, “Translation of Financial Statement”, using the exchange rate on the balance sheet date. Revenues and expenses are translated at average rates prevailing during the period. The gains and losses resulting from translation of financial statements of foreign subsidiaries are recorded as a separate component of accumulated other comprehensive income (loss) within the consolidated statements of shareholders’ equity.

Total foreign translation adjustments income (loss) was $605,921, $(344,879) and $(566,358) for the years ended December 31, 2025, 2024 and 2023. The balance sheet amounts of subsidiary in the PRC, with the exception of its shareholders’ equity on December 31, 2025 and 2024 were translated at RMB6.9931 and RMB7.2993 to $1.0000, respectively. The shareholders’ equity accounts were stated at their historical rate. The average translation rates applied to statement of income of PRC subsidiary for the fiscal years ended December 31, 2025, 2024 and 2023 were RMB7.1875, RMB7.1957 and RMB7.0809 to $1.0000, respectively. The balance sheet amounts of subsidiary in HK, with the exception of its shareholders’ equity on December 31, 2025 and 2024, and the average translation rates applied to statement of income for fiscal years ended December 31, 2025, 2024 and 2023, were all translated at HK$7.8000 to $1.0000. This rate reflects the pegged exchange rate under the Linked Exchange Rate System in Hong Kong, which has remained stable throughout the periods presented.

Cash and cash equivalents

Cash and cash equivalents primarily consist of cash and deposits with financial institutions which are unrestricted as to withdrawal and use. Cash equivalents consist of highly liquid investments that are readily convertible to cash generally with original maturities of three months or less when purchased.

The Company maintains certain bank accounts in Hong Kong. Cash balances in bank accounts in Hong Kong are protected under Deposit Protection Scheme in accordance with the Deposit Protection Scheme Ordinance. The maximum protection is up to HK$800,000 per depositor per Scheme member, including both principal and interest. As of December 31, 2025 and 2024, cash and cash equivalents in Hong Kong was $1,494,125 and $783,945, respectively.

The Company also maintains certain bank accounts in the PRC. Cash balances in bank accounts in the PRC are protected under Deposit Guarantee Scheme in accordance with the Deposit Insurance Regulation in PRC. The maximum protection is up to RMB500,000 per depositor per Scheme member, including both principal and interest. As of December 31, 2025 and 2024, cash and cash equivalents in the PRC was $3,022,544 and $7,348,710, respectively.

Restricted cash

The Company’s restricted cash mainly represents the secured deposits held in designated bank accounts for issuance of letter of credit and bank guarantee and is presented separately on the consolidated balance sheets and is included in the total cash and cash equivalents in the consolidated statements of cash flows. As of December 31, 2025 and 2024, restricted cash was $255,255 and $200,517 respectively.

Allowance for expected credit losses

The Company have adopted loss rate method and individual specific valuation method to calculate the credit loss and considered the reverent factors of the historical and future conditions of the Company to make reasonable estimation of the risk rate. For accounts receivable and other receivables aged less than 360 days, notes receivable and contract assets, the Company uses the loss rate method, which is a combination of historical rate method and adjustment rate method, to estimate the credit loss. For accounts receivable aged over 360 days and overdue retainage receivable, the Company uses the individual specific valuation method to estimate the credit loss.

The Company believes that the estimates utilized in preparing its consolidated financial statements are reasonable and prudent. Actual results could differ from these estimates. To the extent that there are material differences between these estimates and the actual results, future financial statements will be affected.

Accounts receivable, net

Accounts receivable are recognized initially at fair value and subsequently adjusted for any allowance for expected credit loss. The Company grants credit to customers, without collateral, under normal payment terms (typically 30 to 120 days after invoicing). Generally, invoicing occurs after the products were delivered. The carrying value of such receivables, net of allowance for expected credit loss, represents its estimated realized value. The Company expects to collect the outstanding balance of accounts receivable within one year.

The allowance for expected credit loss recognized against accounts receivable as of December 31, 2025 and 2024 was $1,911,104 and $1,929,117, respectively.

Notes receivable, net

Notes receivable are recorded at the face amount, adjusted for any allowance for expected credit loss. Notes receivable are issued by PRC financial institutions and corporates. The Company’s notes receivable generally mature and are due for payment 120 to 180 days from the date of issuance of notes and are classified as current assets.

The allowance for expected credit loss recognized against notes receivable as of December 31, 2025 and December 31, 2024 was $8,780 and $3,053, respectively.

Redemption receivable, net

Redemption receivable represents the receivable from redemption of the short-term investment in a private fund, without collateral and under payment terms of 120 days. It is initially recognized at fair value and subsequently adjusted for any allowance for expected credit loss.

The allowance for expected credit loss recognized against redemption receivable as of December 31, 2025 and 2024 was $54,579 and $nil, respectively.

Inventories, net

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

The allowance for inventory valuation recognized as of December 31, 2025 and 2024 was $1,614,284 and $1,247,384, respectively, and effect of change in allowance for inventory valuation are recognized in cost of sales.

Contract assets, net

Contract assets, excluding any amounts presented as receivable, all the Company’s contract assets were retainage. Certain of our contracts contain retention provisions whereby a portion of the revenue earned is withheld from payment as a form of security until contractual provisions are satisfied. Allowance for expected credit loss on contract assets was assessed in accordance with ASC 326.

The allowance for expected credit loss recognized against contract assets as of December 31, 2025 and December 31, 2024 was $51,727 and $108,664, respectively.

Short-term investments

The Company’s short-term investments included investment in equity securities with readily determinable fair values and investment in a private fund with variable returns which is redeemable on demand after certain lock-up period.

The investment in equity securities is measured at fair value with changes in unrealized gains and losses included in current period operations according to ASC subtopic 321-10. During the years ended December 31, 2025, 2024 and 2023, the Company purchased certain publicly-listed equity securities through various open market transactions and accounted for such investments as “financial assets at FVTPL” and subsequently measure the investments at fair value. The Company recognized an unrealized fair value gain (loss) of short-term investments of $939,352, $(398,654), and $1,359, respectively, in the consolidated statements of operations and comprehensive income (loss) and included in other income, net for the years ended December 31, 2025, 2024 and 2023, respectively.

The investment in private fund represented the Company’s investment in participating shares of Stable Income Fund SP, a segregated portfolio of Global A Plus Investment SPC Ltd, an independent third party. The Company elected the fair value method at the date of initial recognition and carries such investment at fair value in accordance with ASC 825, Financial Instruments, for investments with variable returns referenced to performance of underlying assets. Change in the fair value of such investment is reflected in the consolidated statements of operations and comprehensive income (loss) as realized fair value gain (loss) of short-term investments included in other income, net. Fair value is estimated based on the net assets value provided by financial institutions at the end of each reporting period. During the years ended December 31, 2025, 2024 and 2023, the Company recognized a gain of $318,359, $nil and $nil. The investment had been fully redeemed as of December 31, 2025. As of December 31, 2025 and 2024, the balance of investment in private fund is $nil and $nil, respectively.

Other current assets

The Company’s other current assets represent cash in transit for fund transfers initiated and deducted from the Company’s bank account prior to the year-end date, but not yet been reflected in the recipient’s bank record due to banking process time. These amounts are expected to be settled within the next business day following the period end. Other current assets are carried at cost, less any applicable allowance for credit losses.

There is no allowance for expected credit loss recognized for both years ended December 31, 2025 and 2024.

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

The Company’s financial instruments primarily consist of cash and cash equivalents, restricted cash, accounts receivable, contract assets, notes receivable, other receivables, other current assets, short-term investments, short-term loans, accounts payable, other payables and refundable liabilities.

The carrying amount of long-term loans reported in the balance sheet approximates their fair value due to their fixed interest rates that approximate current market rates for similar instruments.

The Company holds certain equity securities that are measured at fair value through profit or loss (“FVTPL”) in accordance with the applicable accounting standards. The fair value of these equity securities is determined based on quoted market prices in active markets (Level 1). The carrying amount of the investment in equity securities reported in the balance sheet approximates their fair value due to their classification as FVTPL and the use of quoted market prices in active markets.

The carrying value of the Company’s financial instruments mentioned above are approximate fair value because of the short-term nature of these items.

The Company noted no transfers between levels during any of the periods presented. Except for investment in equity securities, the Company did not have any other instruments that were measured at fair value on a recurring nor non-recurring basis as of December 31, 2025 and 2024.

Employee benefit expenses

The Company compensates its employees through short-term employee benefits and defined contribution plans. Short-term employee benefits are recognized at the undiscounted amount of the benefits expected to be paid as and when employees rendered the services. All short-term employee benefits are recognized as an expense. A liability is recognized for benefits accruing to employees (such as wages and salaries) after deducting any amount already paid.

Payments to defined contribution plans are recognized as an expense when employees have rendered service entitling them to the contributions.

All eligible employees of the Company in the PRC are entitled to staff welfare benefits including medical care, welfare subsidies, unemployment insurance and pension benefits through a PRC government-mandated multi-employer defined contribution plan. The Company is required to accrue for these benefits based on certain percentages of the qualified employees’ salaries and to make contributions to the plans out of the amounts accrued. The PRC government is responsible for the medical benefits and the pension liability to be paid to these employees and the Company’s obligations are limited to the amounts contributed. The Company recorded retirement benefit expenses for PRC staff of $344,778, $373,200 and $473,134 for the years ended December 31, 2025, 2024 and 2023, respectively.

All salaried employees of the Company in Hong Kong are enrolled in a Mandatory Provident Fund Scheme (“MPF scheme”) scheme under the Hong Kong Mandatory Provident Fund Schemes Ordinance, within two months of employment. The MPF scheme is a defined contribution retirement plan administered by an independent trustee. The Company makes regular contributions of 5% of the employee’s relevant income to the MPF scheme, subject to a maximum of $194 (equivalent to HKD 1,500) per month. Contributions to the plan vest immediately. The Company recorded retirement benefit expenses for HK staff of $29,084, $23,976 and $19,995 for the years ended December 31, 2025, 2024 and 2023, respectively.

In June 2022, the Hong Kong government gazetted the Mandatory Provident Fund Schemes (Amendment) Ordinance 2021 (the “Amendment Ordinance”), which will eventually abolish the statutory right of an employer to reduce its long service payment payable to a Hong Kong employee by drawing on its mandatory contributions to the MPF scheme. The abolition will officially take effect on the Transition Date (i.e. May 1, 2025). Separately, the Hong Kong government is also expected to introduce a subsidy scheme to employers for a period of 25 years after the Transition Date on the LSP payable by employers up to a certain amount per employee per year. Among other things, once the abolition of the offsetting mechanism takes effect, an employer can no longer use any of the accrued benefits derived from its mandatory MPF contributions (irrespective of the contributions made before, on or after the Transition Date) to reduce the long service payment in respect of an employee’s service from the Transition Date. However, where an employee’s employment commenced before the Transition Date, the employer can continue to use the above accrued benefits to reduce the long service payment in respect of the employee’s service up to that date; in addition, the long service payment in respect of the service before the Transition Date will be calculated based on the employee’s monthly salary immediately before the Transition Date and the years of service up to that date. The Company has assessed that the Amendment Ordinance has no material impact on the Company’s LSP liability with respect to employees in Hong Kong.

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

Asset type	Estimated useful life
Buildings	5 – 20 years
Plant and machinery	3 – 10 years
Furniture and fixture	3 – 10 years
Computers and office equipment	3 – 10 years
Motor vehicles	3 – 5 years

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

Impairment of long-lived assets

The Company accounts for impairment of long-lived assets in accordance with the relevant ASC, primarily ASC 360, Property, Plant, and Equipment, and ASC 350, Intangibles — Goodwill and Other. Long-lived assets consist primarily of property, plant and equipment and intangible assets.

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

The Company did not record any impairment charges related to its long-lived assets for the years ended December 31, 2025, 2024, and 2023. There can be no assurance, however, that future events will not negatively impact the Company’s operations or financial position, which could result in future impairment charges.

Leases

The Company adopted this Accounting Standards Update (“ASU”) and related amendments as of January 1, 2021 and made an accounting policy election to not include leases with an initial term of 12 months or less on the balance sheets and the short term lease expenses. The Company elected to apply the package of practical expedients for existing arrangements entered into prior to January 1, 2021 to not reassess (a) whether an arrangement is or contains a lease, (b) the lease classification applied to existing leases, and (c) initial direct costs. No cumulative-effect adjustment to retained earnings was required upon adoption of Topic 842 as payments made under operating leases are also recognized as an expense on a straight-line basis over the lease term prior to the adoption of ASC 842. The Company makes an accounting policy election not to separate non-lease components to measure the lease liability and lease asset.

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

During the years ended December 31, 2025, 2024 and 2023, the Company incurred total operating lease expenses of $147,521, $81,538 and $80,385, respectively. A portion of operating lease expenses relates to an office lease with a related party, Won Fittings Company Limited, which is wholly owned by a director, Ms. Liu Liangping (Note 21).

Value-added taxes (“VAT”)

Sales revenue represents the invoiced value of goods, net of VAT. The Company’s products manufactured and sold by the PRC subsidiary are subject to a VAT on the gross sales price. The Company is subject to a VAT rate of 13%. The VAT may be offset by VAT paid by the Company on raw materials and other materials included in the cost of producing or acquiring its finished products, and other expenses.

Revenue Recognition

The Company recognizes revenue in accordance with ASC Topic 606 Revenue from Contracts with Customers. Revenue is recognized when control of the promised goods or services is transferred to the customers in an amount that reflects the consideration the Company expects to be entitled to receive in exchange for those goods or services. Revenue is recognized when the following 5-step revenue recognition criteria are met:

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

Revenue is recognized when control of the product is transferred to the customer (i.e., when the Company’s performance obligation is satisfied at a point in time), which typically occurs at delivery.

Revenue from the self-manufactured production sales

Revenue from self-manufactured production sales generates from both domestic and oversea customers. For domestic self-manufactured production sales, revenue is recognized at the point in time control of the products is transferred, generally upon customer receipt based upon the standard contract terms. For oversea self-manufactured sales, the Company sells its products either under free onboard (“FOB”) shipping point term or under FOB destination term. For sales under FOB shipping point term, the Company recognize revenues when products are loaded on the vessels. Product delivery is evidenced by warehouse shipping logs as well assigned shipping bills from the shipping companies. For sales under FOB destination term, the Company recognize revenues when the products are delivered and accepted by customers.

Revenue from the self-manufactured production sales are recognized net of expected sales return and value added taxes. The Company does not routinely permit customers to return products, while in certain conditions product changes are allowed, and historically customer returns have been immaterial and due to the nature of Company’s products, there was warranty offered per contract. However historically warranty expenses were immaterial. The Company’s sales returns are generally recognized according to i) repurchase percentage stipulated in sales agreements with certain customers or ii) estimated return rate base on historical experience and industry practice for those sales agreement without repurchase terms. The Company determines repurchase terms in sales contracts as sales return rather than repurchase arrangement as repurchase price usually are the same as selling price.

The Company recognized purchase obligation derived from sales return as refundable liability and related product cost that will be returned as inventories to be returned on balance sheet at end of each financial period. The estimate is based on accumulated sales revenue and stipulated repurchase percentage or estimated return rate. No significant sales return occurred historically, therefore, the Company determined estimated return rates for those sales agreements without repurchase terms are not significant, refundable liability as of December 31, 2025 and 2024 represents obligations related to sales agreements with repurchase term.

The Company generally provides rights of return up to certain percentage of contract for certain customers. As of December 31, 2025 and 2024, refundable liabilities of $331,737 and $1,303,748 were provided, respectively.

Revenue from trading sales to overseas market

For trading sales, the Company presents the revenue on a gross basis as the Company act as principal in trading sales. Prices are determined based on negotiations with the Company’s customers and are not subject to adjustment. the Company sells its products either under free onboard (“FOB”) shipping point term or under FOB destination term. For sales under FOB shipping point term, the Company recognize revenues when products are loaded on the vessels. Product delivery is evidenced by warehouse shipping logs as well assigned shipping bills from the shipping companies. For sales under FOB destination term, the Company recognize revenues when the products are delivered and accepted by customers.

Shipping and handling activities are considered to be fulfillment activities rather than promised services and are not, therefore, considered to be separate performance obligations. Payment terms for product sales are generally set at 30 – 120 days after the consideration becomes due and payable.

Disaggregation of revenue

The Company disaggregates its revenue by business model which the Company believes best depicts how the nature, amount, timing, and uncertainty of the revenue and cash flows are affected by economic factors. The Company’s disaggregation of revenue for the years ended December 31, 2025, 2024 and 2023 is as following:

	For the years ended December 31,
Revenue stream	2025	2024	2023
Self-manufactured production sales revenue	$24,573,665	$37,581,158	$45,966,687
Trading sales revenue	8,961,686	7,282,272	5,461,367
Total revenue	$33,535,351	$44,863,430	$51,428,054

The table below shows the breakdown of sales revenue by geographical locations of our customers for the years ended December 31, 2025, 2024 and 2023:

	For years ended December 31,
Revenue by International Markets:	2025	2024	2023
The PRC	$22,397,641	$36,863,348	$45,237,236
South America	6,708,846	4,100,965	2,769,090
Australia	1,020,860	1,802,150	1,373,689
Europe	219,957	368,772	666,772
North America	828,038	699,013	445,423
Asia excluding the PRC	2,281,627	871,783	888,563
Others	78,382	157,399	47,281
Total revenue	$33,535,351	$44,863,430	$51,428,054

The table below sets out our revenue by product categories for the periods indicated:

	For the years ended December 31,
Revenue by product	2025	2024	2023
Fittings	$11,018,432	$13,617,429	$9,784,712
Flanges	21,732,191	30,923,382	40,773,687
Others	784,728	322,619	869,655
Total	$33,535,351	$44,863,430	$51,428,054

Contract liabilities

A contract liability is recognized when the customer pays consideration before the Company recognized the related revenue. A contract liability would also be recognized if the Company has an unconditional right to receive consideration before the Company recognized the related revenue.

Contract liability at the beginning of each reporting period recognized in revenue for years ended December 31, 2025, 2024 and 2023 are $201,471, $203,507 and $214,626, respectively.

Cost of sales

Cost of sales consists primarily of cost of materials, direct labor costs and overhead costs that are directly attributable to products and services provided.

Selling expenses

Selling expenses include sales commission for bidding consultation, freight expenses and entertainment expenses.

General and administrative expenses

General and administrative expenses include management and office staff salaries and employee benefits, depreciation of office furniture and equipment, staff salaries, transportation and entertainment, bank charges, expected credit loss charge, other office expenses and audit fees.

Research and development costs

Research and development activities are directed toward the development of new products as well as improvements in existing processes. These costs, which primarily include salaries, contract services and supplies, are expensed as incurred.

Income taxes

Current income taxes are recorded in accordance with the regulations of the relevant tax jurisdictions. The Company accounts for income taxes under the asset and liability method in accordance with ASC 740, Income Tax. Under this method, deferred tax assets and liabilities are recognized for the tax consequences attributable to differences between carrying amounts of existing assets and liabilities in the financial statements and their respective tax basis, and operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in the consolidated statements of comprehensive income in the period of change. Valuation allowances are established when necessary to reduce the amount of deferred tax assets if it is considered more likely than not that amount of the deferred tax assets will not be realized. The Company records uncertain tax positions in accordance with ASC 740 on the basis of a two-step process whereby (1) the Company determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Company recognizes the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority.

To the extent applicable, the Company records interest and penalties as other expenses. All of the tax returns of the Company’s PRC subsidiary remain subject to examination by the PRC tax authorities for five years from the date of filing. The fiscal years for tax purpose in the PRC are ended at December 31. All of the tax returns of the Company’s HK subsidiary remain subject to examination by HK tax authorities for seven years from the date of filing.

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

Comprehensive income (loss)

Comprehensive income (loss) is defined as the change in equity during the year from transactions and other events, excluding the changes resulting from investments by owners and distributions to owners, and is not included in the computation of income tax expense or benefit. Accumulated comprehensive income (loss) consists of foreign currency translation. The Company presents comprehensive income (loss) in accordance with ASC Topic 220, “Comprehensive Income”.

Earnings (loss) per share

The Company calculates earnings (loss) per share in accordance with ASC Topic 260 “Earnings per Share.” Basic earnings (loss) per share is computed by dividing the net income (loss) by the weighted average number of common shares outstanding during the year. Diluted earnings per share is computed similar to basic earnings per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential ordinary shares equivalents had been issued and if the additional common shares were dilutive. As of December 31, 2025 and 2024, there were no dilution impact.

Commitments and contingencies

In the normal course of business, the Company is subject to contingencies, including legal proceedings and environmental claims arising out of the normal course of businesses that relate to a wide range of matters, including among others, contracts breach liability. The Company records accruals for such contingencies based upon the assessment of the probability of occurrence and, where determinable, an estimate of the liability. Management may consider many factors in making these assessments including past history, scientific evidence and the specifics of each matter. The Company’s management has evaluated all such proceedings and claims that existed as of December 31, 2025 and 2024.

Segment reporting

The Company follows FASB ASC Topic 280, Segment Reporting, segments are defined as components of a company that engage in business activities from which they may earn revenues and incur expenses, and for which separate financial information is available and is evaluated regularly by the chief operating decision maker (“CODM”), or decision-making group, in deciding how to allocate resources and in assessing performance. Our chief operating decision maker, who is our chief executive officer, manages the business under two operating segments, which are our reportable segments: (1) Hong Kong trading, and (2) PRC manufacturing.

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

New accounting standards which have been adopted

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740) Improvements to Income Tax Disclosures, which requires that an entity, on an annual basis, disclose additional income tax information, primarily related to the rate reconciliation and income taxes paid. The amendment in the ASU is intended to enhance the transparency and decision usefulness of income tax disclosures. The amendments in this Update are effective for annual periods beginning after December 15, 2024. The Company adopted this update beginning January 1, 2025 and the required information was disclosed in Note 22.

New accounting standards which have not yet been adopted

In November 2024, the FASB issued ASU No. 2024-03, Income Statement (Topic 22) - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40). ASU No. 2024-03 requires publicly traded business entities to disclose specified information about the components of certain costs and expenses that are currently disclosed in the financial statements. In January 2025, the FASB issued ASU No. 2025-01, which clarifies the effective date of ASU No. 2024-03. The guidance is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company does not expect to adopt ASU No. 2024-03 early and is currently evaluating the impact of adopting this standard on its consolidated financial statements.

In August 2025, the FASB issued ASU No. 2025-05, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Trade Receivables and Contract Assets. ASU No. 2025-05 provides a practical expedient and accounting policy election to allow entities to measure expected credit losses on certain trade receivables and contract assets using a provision matrix approach. The ASU is effective for annual periods beginning after December 15, 2025, and interim periods within those fiscal years, with early adoption permitted. The Company is currently evaluating the potential effect of this ASU on its credit loss estimation methodology.

In September 2025, the FASB issued ASU No. 2025-06, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software, which is intended to improve the operability of the guidance by removing all references to software development project stages so that the guidance is neutral to different software development methods. The ASU is effective for annual periods beginning after December 15, 2027, and interim periods within those fiscal years, with early adoption permitted. The Company is evaluating the potential effect of this ASU on its accounting for internal-use software development costs.

In December 2025, the FASB issued ASU No. 2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities, which provides updated guidance on how to recognize, measure, and present government grants. The ASU will be effective for annual reporting periods beginning after December 15, 2028, including interim periods within those fiscal years. with early adoption permitted. The Company is assessing the effect of this update on its consolidated financial statements.

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, statements of operations and comprehensive income (loss) and statements of cash flows.

NOTE 3 — SHORT-TERM INVESTMENTS

Short-term investments as of December 31, 2025 and 2024 consist of the following:

	As of December 31,
	2025	2024
Investment in equity securities with readily determinable fair value	$5,732,433	$1,390,475

During the years ended December 31, 2025, 2024 and 2023, $939,352, $(398,654) and $1,359 of unrealized gain (loss) from investment in equity securities were included in other income, net in the statement of operation and comprehensive income (loss), respectively.

During the years ended December 31, 2025, 2024 and 2023, $692,399, $nil and $nil of realized gain from investment in equity securities were included in other income, net in the statement of operation and comprehensive income (loss), respectively.

NOTE 4 — ACCOUNTS RECEIVABLE, NET

Accounts receivable, net as of December 31, 2025 and 2024 consists of the following:

	As of December 31,
	2025	2024
Accounts receivable,	$15,394,624	$15,094,175
Less: allowance for expected credit loss	(1,911,104)	(1,929,117)
Accounts receivable, net	$13,483,520	$13,165,058

The movement of allowances for credit loss for the years ended December 31, 2025, 2024 and 2023 were as follows:

	For the years ended December 31,
	2025	2024	2023
Balance at beginning of the year	$1,929,117	$1,905,008	$1,341,865
(Reversal)/addition	(99,437)	75,975	601,272
Exchange adjustments	81,424	(51,866)	(38,129)
Balance at end of the year	$1,911,104	$1,929,117	$1,905,008

NOTE 5 — NOTES RECEIVABLE, NET

Notes receivable, net as of December 31, 2025 and 2024 consists of the following:

	As of December 31,
	2025	2024
Notes receivable	$975,227	$384,931
Less: allowance for expected credit loss	(8,780)	(3,053)
Notes receivable, net	$966,447	$381,878

NOTE 6 — CONTRACT ASSETS, CURRENT AND NON-CURRENT, NET and Contract LIABILITIES

Contract assets - current and non-current and contract liabilities as of December 31, 2025 and 2024 consist of the following:

	As of December 31,
	2025	2024
Contract assets - current	$1,238,460	$1,680,374
Less: allowance for expected credit loss	(17,535)	(89,186)
Contract assets - current, net	$1,220,925	$1,591,188

Contract assets – non-current	1,866,350	686,934
Less: allowance for expected credit loss	(34,192)	(19,478)
Contract assets – non-current, net	$1,832,158	$667,456
Contract liabilities:
Payments received or receivable (contracts receivable) in excess of revenue recognized on uncompleted contracts (contract liability), excluding retainage	$(128,192)	$(221,770)

The Company recognized $201,471, $203,507 and $214,626 of revenue for the years ended December 31, 2025, 2024 and 2023, respectively, that were included in the contract liabilities at the beginning of the respective periods.

NOTE 7 — INVENTORIES, NET

Inventories, net as of December 31, 2025 and 2024 consist of the following:

	As of December 31,
	2025	2024
Raw materials	$3,545,114	$3,128,599
Work in progress	2,022,375	1,876,800
Finished goods	696,160	666,405
Goods in transit	—	399,304
Other consumables	55,021	44,311
Less: allowance for inventories valuation	(1,614,284)	(1,247,384)
Total inventories, net	$4,704,386	$4,868,035

The movement of allowances for inventories valuation for the years ended December 31, 2025, 2024 and 2023 were as follows:

	For the years ended December 31,
	2025	2024	2023
Balance at beginning of the year	$1,247,384	$1,069,201	$862,736
Additions	303,834	210,377	231,715
Exchange adjustments	63,066	(32,194)	(25,250)
Balance at end of the year	$1,614,284	$1,247,384	$1,069,201

NOTE 8 — REDEMPTION RECEIVABLE, NET

	As of December 31,
	2025	2024
Redemption receivable	$8,277,333	$—
Less: allowance for expected credit loss	(54,579)	—
Redemption receivable, net	$8,222,754	$—

On March 18, 2025, the Company invested $8,000,000 into a Stable Income Fund SP, a segregated portfolio of Global A Plus Investment SPC Ltd. (the “Fund”), an independent third party, which was classified as a short-term investment. On December 29, 2025, the Company fully redeemed its investment in the Fund and recognized a realized gain of $318,359 included in other income, net for the year ended December 31, 2025. As of December 31, 2025, the balance represents the receivable from such redemption, which was subsequently settled in April 2026.

NOTE 9 — PREPAYMENTS, DEPOSITS AND OTHER RECEIVABLES, NET

Prepayments, deposits and other receivables, net as of December 31, 2025 and 2024 consists of the following:

	As of December 31,
	2025	2024
Prepaid operating expenses	$91,267	$66,211
Other receivables	37,414	38,420
Refundable deposits	629,473	710,816
Prepayments for equipment	5,885	5,638
Income tax recoverable	8,382	91,173
Less: allowance for expected credit loss (note 1)	(8,641)	(26,015)
Prepayments, deposits and other receivables, net	$763,780	$886,243

Current	$437,971	$479,613
Non-current	325,809	406,630
	$763,780	$886,243

Note:

1.	The allowance for expected credit loss is contributed by other receivables and refundable deposits only.

NOTE 10 — PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net as of December 31, 2025 and 2024 consists of the following:

	As of December 31,
	2025	2024
Buildings	$2,765,931	$2,649,902
Construction in process	698,462	702,746
Plant and machinery	5,026,985	4,505,039
Furniture and fixture	897,742	793,664
Computers and office equipment	192,556	146,161
Motor vehicles	577,831	880,923
Total property plant and equipment, at cost	10,159,507	9,678,435
Less: accumulated depreciation	(5,179,402)	(4,554,003)
Total property, plant and equipment, net	$4,980,105	$5,124,432

During the years ended December 31, 2025, 2024 and 2023, (i) depreciation expenses of $581,723, $460,494 and $449,678 were incurred, respectively; and (ii) gain (loss) on disposal of property, plant and equipment of $38,286, $9,962, $(13,926), were incurred, respectively on the consolidated statements of operations and comprehensive income (loss). For the years ended December 31, 2025, 2024 and 2023, no impairment was recognized for property, plant and equipment.

As of December 31, 2025 and 2024, the Company pledged buildings to secure banking facilities granted to the Company. The carrying values of the pledged buildings to secure bank loans by the Company are shown in Note 14.

NOTE 11 — INTANGIBLE ASSETS, NET

Intangible assets as of December 31, 2025 and 2024 consist of the following:

	As of December 31,
Intangible Assets	2025	2024
Land use rights, costs	$1,009,188	$966,853
Patent, costs	5,148	4,932
Accumulated amortization	(303,180)	(270,631)
Total intangible assets, net	$711,156	$701,154

The land use rights represents the Company’s land use rights of plant in Taian City, Shandong Province of the PRC, which had been pledged to secure the Company’s banking facilities granted to the Company as of December 31, 2025 and 2024. The carrying values of the pledged land use rights to secure bank loans by the Company are shown in Note 14.

Amortization expense was $20,139, $20,116 and $20,442 for the years ended December 31, 2025, 2024 and 2023, respectively. For the years ended December 31, 2025, 2024 and 2023, no impairment of intangible assets was recognized.

NOTE 12 — LEASES

As of December 31, 2025, the Company entered into 6 new operating lease agreements for use of office premises and carpark spaces in Hong Kong, with lease terms ranging from 1 to 2 years.

As of December 31, 2024, the Company entered into 1 new operating lease agreement for use of office premise in Hong Kong, with lease term 1 year.

The Company excluded short-term leases (those with lease terms of less than one year at inception) from the measurement of operating lease liabilities or operating lease right-of-use assets. The following tables summarize the lease expense, as follows:

	For the years ended December 31,
	2025	2024	2023
Operating lease expenses	$60,657	$—	$—
Short-term lease expenses	86,864	81,538	80,385
Total lease expenses	$147,521	$81,538	$80,385

During the years ended December 31, 2025, 2024 and 2023, the Company recorded the operating lease expenses and short-term lease expenses which are included in the “General and administrative expenses” on consolidated statements of operations and comprehensive income (loss).

The Company’s operating lease right-of-use assets and operating lease liabilities recognized in the consolidated balance sheets consisted of the following:

	As of December 31,
	2025	2024
Operating lease right-of-use assets, net	$483,431	$—

During the years ended December 31, 2025, 2024 and 2023, there are no impairment loss was recognized.

	As of December 31,
	2025	2024
Operating lease liabilities:
Current operating lease obligation	$293,803	$—
Non-current operating lease obligation	234,843	—
Total	$528,646	$—

	As of December 31,
	2025	2024
Weighted average remaining lease term (years)	1.76	—
Weighted average discount rate	5.36%	—

The following is a maturity analysis of the annual undiscounted cash flows for operating lease liabilities as of December 31, 2025:

Years ending December 31,
2026	$314,576
2027	240,100
Total undiscounted lease payment	554,676
Less: imputed interest	(26,030)
Lease liabilities recognized in the consolidated balance sheet	$528,646

NOTE 13 — OTHER PAYABLES AND ACCRUED LIABILITIES

Other payables and accrued liabilities as of December 31, 2025 and 2024 consist of the following:

	As of December 31,
	2025	2024
Accrued staff salaries	$1,233,008	$1,350,655
VAT and other tax payable	311,900	210,733
Accrued administrative expenses	389,907	2,195,226
Other payables	384,114	218,720
Total	$2,318,929	$3,975,334

NOTE 14 — LOANS

	As of December 31,
	2025	2024
Bank loans	$12,451,851	$12,289,550
Margin loan (note 1)	216,312	—
Total	$12,668,163	$12,289,550

Current	$10,894,987	$11,675,074
Non-current	1,773,176	614,476
	$12,668,163	$12,289,550

Bank loans consisted of the following at December 31, 2025:

Bank Name	Outstanding Amount - RMB	Outstanding Amount - HKD	Outstanding Amount - USD	Issuance Date	Expiration Date	Interest
Heng Sang Bank (“HSB”) (note 2)	NA	795,662	102,008	2025/09/23	2026/01/21	SOFR+3.08%
HSB (note 2)	NA	1,127,123	144,503	2025/09/30	2026/01/28	SOFR+3.08%
HSB (note 2)	NA	1,385,520	177,631	2025/10/23	2026/02/20	SOFR+3.08%
HSB (note 2)	NA	1,554,081	199,241	2025/11/11	2026/03/11	SOFR+3.08%
HSB (note 2)	NA	918,392	117,742	2025/11/21	2026/03/23	SOFR+3.08%
HSB (note 2)	NA	837,787	107,409	2025/12/08	2026/04/08	SOFR+3.08%
HSB (note 2)	NA	1,664,221	213,362	2025/12/29	2026/04/28	SOFR+3.08%
HSB (note 3)	NA	2,872,915	368,322	2022/10/06	2032/10/06	BLR-2.25%
Industrial and Commercial Bank of China (Asia) Limited (“ICBC”) (note 3)	NA	6,000,000	769,231	2024/09/27	2030/05/18	HIBOR+2.7%
ICBC (note 3)	NA	2,500,000	320,513	2025/08/28	2026/08/26	HIBOR+2.7%
ICBC (note 3)	NA	2,500,000	320,513	2025/10/31	2026/10/29	HIBOR+2.7%
ICBC (note 4)	NA	1,508,453	193,391	2025/10/15	2026/02/12	ARR+2.25%
ICBC (note 4)	NA	1,908,330	244,658	2012/09/03	2032/09/03	HIBOR+2%
Bank of China Limited (note 5)	8,350,000	NA	1,194,034	2025/08/21	2026/08/09	2.80%
Bank of Taian Co., Ltd. (note 6)	9,000,000	NA	1,286,983	2025/06/18	2026/06/15	3.30%
China Everbright Bank Company Limited (note 7)	5,000,000	NA	714,990	2025/01/23	2026/01/22	3.20%
Bank of communications	8,000,000	NA	1,143,985	2025/05/29	2026/05/25	2.80%
Industrial Bank Co., Ltd. (note 7)	8,000,000	NA	1,143,985	2025/11/27	2026/11/26	2.70%
Postal Savings Bank of China Co., Ltd. (note 8)	5,000,000	NA	714,990	2025/08/25	2026/08/24	3.17%
Bank of Qingdao Co., Ltd. (note 7)	8,000,000	NA	1,143,985	2025/08/20	2026/08/18	3.10%
Shandong Feicheng Rural Commercial Bank Co., Ltd (note 5)	12,800,000	NA	1,830,375	2025/05/16	2028/05/15	2.90%
Less: Reclassification of short-term loan to long-term loan	(12,400,000)	NA	(1,773,176)	2025/05/16	2028/05/15	2.90%
Total short-term bank loan	51,750,000	25,572,484	10,678,675
Total long-term bank loan	12,400,000	—	1,773,176

Bank loans consisted of the following at December 31, 2024:

Bank Name	Outstanding Amount–RMB	Outstanding Amount–HKD	Outstanding Amount– USD	Issuance Date	Expiration Date	Interest
HSB (note 2)	NA	644,356	82,610	2020/12/01	2025/12/01	BLR-2.25%
HSB (note 2)	NA	-	-	2020/12/01	2025/12/01	BLR-2.25%
HSB (note 2)	NA	1,416,883	181,652	2024/10/22	2025/2/19	SOFR+3.08%
HSB (note 2)	NA	2,145,115	275,015	2024/10/30	2025/2/27	SOFR+3.08%
HSB (note 2)	NA	1,145,800	146,897	2024/11/06	2025/3/06	SOFR+3.08%
HSB (note 2)	NA	1,311,254	168,109	2024/12/04	2025/4/03	SOFR+3.08%
HSB (note 2)	NA	1,545,684	198,165	2024/12/17	2025/4/16	SOFR+3.08%
HSB (note 2)	NA	710,498	91,090	2024/12/18	2025/4/17	SOFR+3.08%
HSB (note 3)	NA	3,246,694	416,243	2022/10/06	2032/10/06	BLR-2.25%
Less: Reclassification of short-term loan to long-term loan	NA	(2,875,119)	(368,605)	2022/10/06	2032/10/06	BLR-2.25%
ICBC (note 3)	NA	2,500,000	320,513	2024/08/23	2025/08/22	HIBOR+2.7%
ICBC (note 3)	NA	6,000,000	769,231	2024/09/27	2025/09/26	HIBOR+2.7%
ICBC (note 4)	NA	716,668	91,881	2024/11/13	2025/3/13	ARR+2.25%
ICBC (note 3)	NA	2,500,000	320,513	2024/11/15	2025/11/14	HIBOR+2.7%
ICBC (note 4)	NA	2,142,813	274,720	2012/09/03	2032/09/03	HIBOR+2%
Less: Reclassification of short-term loan to long-term loan	NA	(1,917,791)	(245,871)	2012/09/03	2032/09/03	HIBOR+2%
Bank of China Limited (note 5)	8,350,000	NA	1,143,945	2024/09/06	2025/09/06	3.20%
Bank of Taian Co., Ltd. (note 6)	10,000,000	NA	1,369,994	2024/06/13	2025/06/11	3.45%
China Everbright Bank Company Limited (note 9)	8,000,000	NA	1,095,995	2024/01/26	2025/01/16	3.60%
Bank of communications (note 7)	5,000,000	NA	684,997	2024/05/24	2025/05/24	3.70%
Industrial Bank Co., Ltd. (note 7)	8,000,000	NA	1,095,995	2024/10/31	2025/10/30	3.30%
Postal Savings Bank of China Co. Ltd. (note 8)	5,000,000	NA	684,997	2024/09/09	2025/09/08	3.52%
Bank of Qingdao Co., Ltd. (note 7)	8,000,000	NA	1,095,995	2024/09/03	2025/08/29	3.75%
Shandong Feicheng Rural Commercial Bank Co., Ltd (note 5)	13,000,000	NA	1,780,993	2024/05/20	2025/05/12	3.45%
Total short-term loan	65,350,000	21,232,855	11,675,074
Total long-term loan	—	4,792,910	614,476

Note:

1.	During the year ended December 31, 2025, the Company borrowed an aggregate amount of $280,415 from its investment margin account to finance the acquisition of equity securities, with pledging the assets (i.e. equity securities and cash) in the Company’s investment account as collateral. The interest rate for such margin loan is charged at 6.80% per annum with interest only payable daily. The margin loan has no maturity but is repayable on demand as the custodian can issue a margin call at any time, therefore the margin loan is recorded as a current liability on the Company’s consolidated balance sheets.

As of December 31, 2025, the assets in the Company’s investment account pledged as collateral for the margin loan were equity securities of amounted to $2,480,398.

2.	The Company’s controlling shareholder and director, Mr. Ma Biu, together with the Company’s director, Ms. Liu Liangping, and Luda PRC provided unlimited personal and corporate guarantee for the loans, respectively. In addition, the loans were secured by certain properties held under Ms. Liu Liangping.

3.	Mr. Ma Biu and Ms. Liu Liangping provided unlimited personal guarantee for the loans. In addition, Hong Kong Mortgage Corporation Limited under the small and medium-sized enterprises Financing Guarantee Scheme provided corporate guarantee for 80% - 100% of the loan.

4.	Mr. Ma Biu and Ms. Liu Liangping provided unlimited personal guarantee for the loans. In addition, the loans were secured by certain properties held under Mr. Ma Biu.

5.	Mr. Ma Biu and Ms. Liu Liangping provided unlimited personal guarantee for the loans. In addition, the loans were secured by the Company’s building with carrying value of approximately $1,573,692 (2024: $1,438,626).

6.	The loan is secured by the Company’s patent rights, which were registered under the laws of the PRC.

7.	Mr. Ma Biu and Ms. Liu Liangping provided unlimited personal guarantee for the loans.

8.	Mr. Ma Biu and Ms. Liu Liangping provided unlimited personal guarantee for the loans. In addition, the loans were secured by the Company’s patent rights, which were registered under the laws of the PRC.

9.	Mr. Ma Biu and Ms. Liu Liangping provided unlimited personal guarantee for the loans. In addition, the loans were secured by certain properties held under Mr. Ma Biu and Ms. Liu Liangping.

10.	As of December 31, 2025, bank loans totaling $1,382,211 with original maturities exceeding one year were classified as current liabilities due to the inclusion of repayment on demand clauses.

“SOFR” stands for Secured Overnight Financing Rate.

“HIBOR” stands for Hong Kong Interbank Offered Rate.

“ARR” stands for Alternative Reference Rate.

“BLR” stands for Best Lending Rate.

The carrying amounts of the Company’s buildings and land use rights pledged as collateral for bank loans are as follows:

	As of December 31,
	2025	2024
Buildings, net	$865,239	$740,555
Land use right, net	708,453	698,071
Total	$1,573,692	$1,438,626

For the years ended December 31, 2025, 2024 and 2023, interest expense on all loans amounted to $474,959, $530,185 and $455,457, respectively.

NOTE 15 — OTHER INCOME, NET

	For the years ended December 31,
	2025	2024	2023
Unrealized fair value gain (loss) of short-term investments	$939,352	$(398,654)	$1,359
Realized fair value gain (loss) of short-term investments (note 1)	692,399	—	—
Dividend income from short-term investments	180,590	—	—
Gain on extinguishment of consulting expenses payable (note 2)	564,918	—	—
Refund of VAT	105,444	427,503	—
Others, net	88,514	(25,396)	13,869
	$2,571,217	$3,453	$15,228

Note:

1.	It included $318,359 and $374,040 realized fair value gain from the redemption of the Company’s investment in Stable Income Fund SP and the sales of equity investments in the year ended December 31, 2025, respectively.

2.	During the year ended December 31, 2025, the Company and one of its consultancy service providers executed a termination agreement pursuant to which both parties agree to terminate the consultancy service arrangement. In connection with this termination, the service provider has granted an unconditional waiver of the Company’s consulting expenses payable of $564,918.

NOTE 16 — SELLING EXPENSES

	For the years ended December 31,
	2025	2024	2023
Commission paid	$268,733	$169,422	$144,476
Consulting expenses	268,931	4,974,139	1,485,807
Employee compensation and benefits	124,405	112,450	105,987
Entertainment expenses	207,226	227,284	247,713
Freight charges	716,356	675,134	592,053
Other expenses	220,541	184,322	133,340
	$1,806,192	$6,342,751	$2,709,376

NOTE 17 — GENERAL AND ADMINSTRATIVE EXPENSES

	For the years ended December 31,
	2025	2024	2023
Amortization expenses	$20,139	$43,778	$30,530
Audit fee	237,774	35,897	35,897
Bad debt charges	—	—	13,926
Consulting expenses	48,087	58,174	122,167
Depreciation expenses	116,781	78,031	85,160
Employee compensation and benefits	1,988,455	1,725,710	816,526
Entertainment expenses	64,516	21,567	16,939
(Reversal of )/provision for allowance for expected credit losses	(117,438)	(27,137)	714,383
Operating lease expenses	60,657	—	—
Listing expenses	—	—	230,787
Other expenses	709,275	531,186	685,021
Professional fee	469,195	579,507	40,328
Short-term lease expenses (note 1)	86,864	81,538	80,385
Other taxes	36,341	94,708	78,139
	$3,720,646	$3,222,959	$2,950,188

Note:

1.	During the years ended December 31, 2025, 2024, and 2023, short-term lease expenses included office premise lease payments of $81,538, $81,538 and $80,385, respectively, charged by Won Fittings Company Limited, an entity controlled by Ms. Liu Liangping, a director of the Company. The remaining balance of short-term lease expenses for the year ended December 31, 2025 was paid to an independent third party.

NOTE 18 — RESEARCH AND DEVELOPMENT EXPENSES

	For the years ended December 31,
	2025	2024	2023
Depreciation expenses	$163,925	$137,983	$99,713
Direct cost	941,991	961,080	947,183
Employee compensation and benefits	212,887	223,646	260,118
Other expenses	133,249	60,896	57,459
	$1,452,052	$1,383,605	$1,364,473

NOTE 19 — ORDINARY SHARE

As of December 31, 2025 and 2024, the Company’s authorized share capital will be HKD1,000,000,000 divided into 4,000,000,000 ordinary shares with a HK$0.25 (equivalent to $0.03) par value per share. The issued and outstanding number of ordinary shares was 22,690,000 and 20,000,000 shares as of December 31, 2025 and 2024, respectively.

Initial Public Offering

On February 27, 2025, the ordinary shares of the Company began trading on NYSE American LLC under the ticker symbol “LUD”. On February 28, 2025, the Company consummated its Offering of 2,500,000 ordinary shares, par value HK$0.25 (equivalent to $0.03) per share, at a public offering price of $4.00 per share. The Offering was conducted on a firm commitment basis, after deducting certain underwriting expenses, the Company received net proceeds of US$8,915,989.

In connection with the IPO, the Company granted the underwriters the Over-Allotment Option to cover over-allotments, if any. On April 7, 2025, the underwriters partially exercised the Over-Allotment Option, and the Company issued and sold an additional 190,000 Ordinary Shares at the offering price of $4.00 per share, generating additional net proceeds of $696,792.

NOTE 20 — STATUTORY RESERVE AND ADDITIONAL PAID-IN CAPITAL

Statutory reserve

The statutory reserve represents restricted retained earnings. The Company’s PRC subsidiary is required to transfer 10% of their net income, as determined under PRC accounting rules and regulations, to a statutory reserve fund until such reserve balance reaches 50% of the Company’s registered capital. The registered share capital of the Company’s PRC subsidiary was $14,743,590 (HK$115,000,000) and its maximum reserve balance was $7,731,795 (HK$ 57,500,000) as of December 31, 2025 and 2024.

Under the PRC laws and regulations, statutory surplus reserves are restricted to set-off against losses, expansion of production and operation and increasing registered capital of the respective company and are not distributable other than upon liquidation. The reserves are not allowed to be transferred to the Company in terms of cash dividends, loans or advances, nor are they allowed for distribution except under liquidation. Amounts restricted include the PRC subsidiary’s paid-in capital and statutory reserves. As of December 31, 2025 and 2024, the statutory reserve subject to such restrictions amounted to $2,365,592 (RMB16,000,966) and $2,253,177 (RMB15,408,737), respectively.

Additional paid-in capital

As of December 31, 2025 and 2024, the additional paid-in capital of the Company was $8,295,213 and $nil, respectively.

NOTE 21 — RELATED PARTY TRANSACTIONS

Names of Related Party:	Existing Relationship with the Company
Won Fittings Company Limited	Wholly owned by Ms. Liu Liangping.
Mr. Ma Biu	Chairman, Director, and Chief Executive Officer
Ms. Liu Liangping	Director and Chief Operating Officer
Diamond Horses Group Limited (Formerly known as “Luda Group Ltd.”)	Controlling shareholder of the Company

Summary of Related Party Transactions:

A summary of trade transactions with a related party for years ended December 31, 2025, 2024 and 2023 are listed below:

	For the years ended December 31,
Rental expenses charged by a related party:	2025	2024	2023
Won Fittings Company Limited	$81,538	$81,538	$80,385

Details of the guarantees and collaterals provided by Mr. Ma and Ms. Liu are disclosed in Note 14.

The Company declared $nil, $3,377,564 and $247,731 dividend distributed to Diamond Horses Group Limited for the years ended December 31, 2025, 2024 and 2023, respectively, and paid $nil, $3,377,564 and $630,785 for the years ended December 31, 2025, 2024 and 2023, respectively.

NOTE 22 — INCOME TAXES

Cayman

Luda Cayman is incorporated in Cayman Island as an offshore holding company. For the period ended December 31, 2025, 2024 and 2023, no provision was recognized for Luda Technology Group Limited.

BVI

Luda BVI is incorporated in BVI as an offshore holding company. For the years ended December 31, 2025, 2024 and 2023, no provision was recognized for Luda BVI.

Hong Kong

Luda HK is incorporated in Hong Kong. On December 21, 2018, the Hong Kong Legislative Council passed The Inland Revenue (Amendment) (No. 7) Bill 2017 (the “Bill’’) which introduces the two-tiered profits tax rates regime. The Bill was signed into law on December 28, 2018 and was gazetted on the following day.

Under the two-tiered profits tax rates regime, the first HK$2 million of its profits of the qualifying entity will be taxed at 8.25%, and profits above HK$2 million will be taxed at 16.5%.

PRC

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

Pursuant to the PRC Corporate Income Tax Law, a 10% withholding tax is levied on dividends declared to foreign investors from the foreign investment enterprises established in the PRC. The requirement became effective from January 1, 2008 and applies to earnings after December 31, 2007. A lower withholding tax rate may be applied if there is a tax treaty between the PRC and the jurisdiction of the foreign investors. For the Company, the applicable rate is 5%. The Company is therefore liable for withholding taxes on dividends distributed by Luda PRC in respect of earnings generated from January 1, 2008.

As of December 31, 2025 and 2024, deferred tax liabilities have been recognized for withholding taxes that would be payable on the undistributed earnings that are subject to withholding taxes of the Company’s subsidiaries established in the PRC. Up to the date of the report, the Company has no intention to reinvest the undistributed earnings and calculate the deferred tax liabilities based on the whole amount of undistributed earnings of Luda PRC. The aggregate amount of temporary differences associated with investments in subsidiaries in the PRC for which deferred tax liabilities have been recognized approximately $nil and US$23,050 as of December 31, 2025 and 2024 respectively, which is 5% of the undistributed earnings of Luda PRC approximately $nil and US$461,000 respectively.

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2025 and 2024, the Company did not have any significant unrecognized uncertain tax positions. The Company did not incur any interest and penalties related to potential underpaid income tax expenses for the years ended December 31, 2025, 2024 and 2023, respectively, and also does not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months from December 31, 2025.

Our income tax expense amounted to $434,395, $264,221 and $446,899 for the years ended December 31, 2025, 2024 and 2023, respectively. The increase was mainly due to change from loss before income tax for the year ended December 31, 2024 to income before income tax for the year ended December 31, 2025. The effective tax rate was 43.8% and 12.8% in the year ended December 31, 2025 and 2023, while the effective tax rate for the years ended December 31, 2024 is not applicable due to the pre-tax loss.

The Company recognized valuation allowance of $478,875 and $283,630 for deferred tax assets as of December 31, 2025 and 2024, respectively, as it is more likely than not that this portion of the deferred tax assets will not be realized. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.

The PRC statutory tax rate of 25% is used for the effective tax rate reconciliation as substantially all of the Company’s operations are based in the PRC.

Upon adoption of ASU No. 2023-09 as described in Note 2, the reconciliation of income before income taxes computed at the PRC statutory rate to the income tax expense for the year ended December 31, 2025 was as follows:

	For the year ended December 31, 2025
	Amount	Percent
Income before income taxes	$991,224

Income before income taxes computed at the PRC statutory income tax rate	247,805	25%
Foreign tax effect:
Statutory tax rate difference between Hong Kong and the PRC	(30,855)	(3.1)%
Statutory tax rate difference between Cayman and the PRC	162,668	16.4%
Statutory tax rate difference between BVI and the PRC	3,603	0.4%
Tax credit:
R&D additional deduction	(325,558)	(32.8)%
Tax at concessionary rate	(8,820)	(0.9)%
Non-taxable or non-deductible items
Tax effect of non-deductible expense	35,178	3.5%
Tax effect of non-taxable income	(30,265)	(3.1)%
Change in valuation allowances	195,245	19.7%
PRC dividend withholding tax	49,263	5.0%
Under provision in previous years	157,841	15.9%
Others	(21,710)	(2.2)%
Income tax expense	$434,395	43.8%

During the year ended December 31, 2025, the Company has paid income taxes (including withholding tax for dividend income) of $155,192, $49,263, $nil and $nil in the PRC, HK, BVI and Cayman, respectively.

Per the consolidated statements of operations and comprehensive (loss) income, the income tax expenses for the Company can be reconciled to the (loss) income before income taxes for the years ended December 31, 2024 and 2023 as follows:

	For the years ended December 31,
	2024	2023
(Loss) income before taxes	$(96,795)	$3,479,476
Cayman Islands statutory income tax rate	—	—
Income tax calculated at statutory rate	—	—
Rate differences in various jurisdictions	1,082,355	487,611
Tax effect of non-taxable income	(1,122,273)	(1,564)
R&D additional deduction	(198,766)	(287,423)
Tax effect of non-deductible expenditure	311,177	192,798
Change in deferred income tax allowance	117,607	120,664
PRC dividend withholding tax	339,590	121,113
Deferred income tax recovery	(265,469)	(186,300)
Income tax expenses	$264,221	$446,899

Income taxes for the years ended December 31, 2025, 2024 and 2023 are attributed to the Company consisting of:

	For the years ended December 31,
	2025	2024	2023
Current income tax - PRC	$239,195	$190,100	$512,086
Deferred income tax - PRC	(70,048)	(265,469)	(186,300)
Deferred income tax - HK	215,985	—	—
PRC dividend withholding tax - HK	49,263	339,590	121,113
Income tax expenses	$434,395	$264,221	$446,899

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of December 31, 2025 and 2024 are presented below:

	As of December 31,
	2025	2024
Deferred tax assets
Tax loss	$477,825	$283,630
Allowance for expected credit losses	297,132	310,139
Decelerated tax depreciation for HK	—	1,153
Refundable liability	10,417	54,566
Inventory provision	242,143	187,108
Unrealized fair value changes in short-term investments	74,237	—
Less: valuation allowance	(478,875)	(283,630)
Total	$622,879	$552,966

During the years ended December 31, 2025 and 2024, the Company recognized the valuation allowance of $478,875 and $283,630, respectively, against its deferred tax asset, primarily related to net operating loss carryforwards for Luda HK. Based on historical taxable income and projections of future results, management determined it is more likely than not that these deferred tax assets will not be realized.

As of December 31, 2025 and 2024, the Company had net operating loss carry forwards of $2,895,910 (equivalent to approximately HK$ 22,588,099) and $1,718,967 (equivalent to approximately HK$13,407,945), respectively. No tax losses were utilized during the years ended December 31, 2025 and 2024.

	As of December 31,
	2025	2024
Deferred tax liabilities
Accelerated tax depreciation for the PRC	$136,297	$153,380
Accelerated tax depreciation for HK	2,200	—
Undistributed earnings of PRC subsidiary	—	23,050
Unrealized fair value changes in short-term investments	234,445	—
Total	$372,942	$176,430

NOTE 23 — SIGNIFICANT RISKS AND UNCERTAINTIES

Concentration of Risks

Concentration of major customers and suppliers:

	For the years ended December 31,
	2025				2024			2023
	Amount		Percentage		Amount		Percentage	Amount		Percentage
Major customers representing more than 10% of the Company’s revenues
Customer A		$4,037,204	12.0%		$	*	* %	$	*	*	%
Customer B		$3,995,291	11.9%		$	*	* %	$	*	*	%
Customer C		$3,552,714	10.6%		$	*	* %	$	*	*	%
Customer D	$	*	*	%		$8,228,966	18.3%	$	*	*	%
Customer E	$	*	*	%		$5,957,404	13.3%		$8,390,058	16.3%
Customer F	$	*	*	%		$5,560,578	12.4%	$	*	*	%
Customer G	$	*	*	%		$4,497,689	10.0%		$15,852,474	30.8%

	As of December 31,
	2025				2024
	Amount		Percentage		Amount		Percentage
Major customers of the Company’s accounts receivable
Customer C		$2,636,843	17.1%		$	*	* %
Customer D	$	*	*	%		$2,718,597	18.0%
Customer E	$	*	*	%		$1,582,693	10.5%
Customer F	$	*	*	%		*	* %
Customer G		$2,543,460	16.5%			$1,704,452	11.3%

The loss of our significant customer or the failure to attract new customers could have a material adverse effect on our business, consolidated results of operations and financial condition.

	For the years ended December 31,
	2025				2024				2023
	Amount		Percentage		Amount		Percentage		Amount		Percentage
Major suppliers representing more than 10% of the Company’s purchase
Supplier A	$	*	*	%	$	*	*	%		$11,425,454	23.8%
Supplier B		$4,453,329	17.7%			$3,939,174	12.4%		$	*	*	%
Supplier C	$	*	*	%		$4,651,267	14.7%		$	*	*	%
Supplier D		$2,682,282	10.7%		$	*	*	%	$	*	*	%

	As of December 31,
	2025				2024
	Amount		Percentage		Amount		Percentage
Major suppliers of the Company’s accounts payables
Supplier A	$	*	*	%		$1,378,928	15.9%
Supplier B		$2,084,843	19.7%			$1,499,161	17.3%
Supplier C	$	*	*	%		$1,645,008	19.0%
Supplier E		$1,234,813	11.7%		$	*	* %

*	Represents less than 10% of the Company’s total amount or balance.

The Company believes there are numerous other suppliers that could be substituted should the supplier become unavailable or non-competitive.

Exchange Rate Risks

The Company operates in the PRC, which may give rise to significant foreign currency risks mainly from fluctuations and the degree of volatility of foreign exchange rates between the USD and the RMB. Strengthening of the RMB against the USD would result in a negative impact of the Company’s net income and/or its financial position.

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

Credit Risks

Credit risk is the potential financial loss to the Company resulting from the failure of a customer or a counterparty to settle its financial and contractual obligations to the Company, as and when they fall due. As the Company does not hold any collateral, the maximum exposure to credit risk is the carrying amounts of accounts receivable, other receivables, notes receivable, contract assets, restricted cash and cash and cash equivalents presented on the consolidated balance sheet. The Company has no other financial assets which carry significant exposure to credit risk.

Interest Rate Risks

The Company is exposed to fair value interest rate risk primarily relates to the fixed-rate loans. The Company is also exposed to cash flow interest rate risk primarily relates to the variable-rate loans and bank balances. The Company has not used any derivative instruments to mitigate its exposure associated with interest rate risk.

Risks and Uncertainties

The operations of the Company are located in Hong Kong and the PRC. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by political, economic, and legal environments in Hong Kong and PRC, as well as by the general state of Hong Kong and PRC economy. The Company’s results may be adversely affected by changes in the political, regulatory and social conditions in Hong Kong and the PRC. Although the Company has not experienced losses from these situations and believes that it is in compliance with existing laws and regulations including its organization and structure disclosed in Note 1, this may not be indicative of future results.

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

NOTE 24 — COMMITMENT AND CONTINGENCIES

Other than the lease commitments and debt obligations as disclosed in the notes to the consolidated financial statements, the Company did not have any significant financial or capital commitments as of December 31, 2025 and 2024, and through the issuance date of these consolidated financial statements.

In the ordinary course of business, the Company may be subject to legal proceedings regarding contractual and employment relationships and a variety of other matters. The Company records contingent liabilities resulting from such claims, when a loss is assessed to be probable, and the amount of the loss is reasonably estimable. In the opinion of management, there were no pending or threatened claims and litigation as of December 31, 2025 and 2024, and through the issuance date of these consolidated financial statements.

NOTE 25 — SEGMENT REPORTING

The Company follows Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 280, Segment Reporting, as amended by Accounting Standards Update (“ASU”) No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which requires companies to disclose segment information based on how management allocates resources and evaluates operating performance. The Company’s chief operating decision maker (“CODM”) is the Chief Executive Officer. The CODM regularly reviews financial information, including segment revenue, gross profit, significant segment expenses (selling expenses and general and administrative expenses), segment net income (loss), and segment assets to evaluate segment performance and allocate resources accordingly. Based on the internal management reporting and assessment, the Company determined that it operates in two reportable segments: Hong Kong Trading and PRC Manufacturing. The Company’s primary measure of segment performance is segment net income (loss). Other key measures reviewed by the CODM include segment revenue, segment gross profit, significant segment expenses (selling expenses and general and administrative expenses), and segment assets.

	For the years ended December 31,
	2025	2024	2023
Revenue
— Hong Kong Trading	$8,961,686	$7,282,272	$5,461,367
— PRC Manufacturing	25,080,099	38,102,258	46,155,510
Elimination of internal transaction (note 1)	(506,434)	(521,100)	(188,823)
Total revenue	$33,535,351	$44,863,430	$51,428,054

Cost of sales
— Hong Kong Trading	$6,978,182	$5,655,693	$4,341,978
— PRC Manufacturing	21,224,333	28,323,614	36,418,495
Elimination of internal transaction (note 1)	(586,977)	(521,100)	(227,396)
Total cost of sales	$27,615,538	$33,458,207	$40,533,077

	For the years ended December 31,
	2025	2024	2023
Gross profit
— Hong Kong Trading	$1,983,504	$1,626,579	1,119,389
— PRC Manufacturing	3,855,766	9,778,644	9,737,015
Elimination of internal transaction (note 1)	80,543	—	38,573
Total gross profit	$5,919,813	$11,405,223	10,894,977

Selling expenses
— Hong Kong Trading	$661,262	$417,823	190,198
— PRC Manufacturing	1,144,930	5,924,928	2,519,178
Total selling expenses	$1,806,192	$6,342,751	2,709,376

General and administrative expenses
— Hong Kong Trading	$2,374,450	$2,268,421	1,756,780
— PRC Manufacturing	1,265,653	954,538	1,193,408
Elimination of internal transaction (note 1)	80,543	—	—
Total general and administrative expenses	$3,720,646	$3,222,959	2,950,188

	For the years ended December 31,
	2025	2024	2023
Segment net income (loss):
— Hong Kong Trading	$2,445,459	$5,059,493	$2,780,297
— PRC Manufacturing	495,604	1,379,362	3,995,034
Elimination of internal transaction (note 2)	(2,384,234)	(6,799,871)	(3,742,754)
Total segment net income (loss)	$556,829	$(361,016)	$3,032,577

	As of December 31,
Segment assets	2025	2024
— Hong Kong Trading	$30,803,643	$17,112,819
— PRC Manufacturing	35,824,110	36,286,620
Elimination of internal transaction (note 3)	(17,502,656)	(14,093,614)
Total segment assets	$49,125,097	$39,305,825

Note:

1.	The internal transaction represents sales from PRC Manufacturing segment to Hong Kong trading segment.

2.	The internal transaction mainly represents dividend income distributed from PRC Manufacturing segment to Hong Kong trading segment.

3.	The internal transaction mainly represents Hong Kong Trading segment’s investment in PRC Manufacturing segment, in the form of investment in subsidiary.

The following table summarized the Company’s long-lived assets, including property, plant and equipment, net, intangible assets, net, and operating lease right-of-use assets, net by geographical regions:

	As of December 31,
Long-lived assets	2025	2024
—HK	$524,634	$56,637
—PRC	5,650,058	5,768,949
Total long-lived assets	$6,174,692	$5,825,586

NOTE 26 — SUBSEQUENT EVENTS

The Company evaluated all events and transactions that occurred after December 31, 2025 up through May 15, 2026, which is the date of these consolidated financial statements are available to be issued. Except as disclosed below or elsewhere, there was no other subsequent event occurred that would require recognition or disclosure in the Company’s consolidated financial statements.

note 27 — RESTRICTED NET ASSETS

PRC laws and regulations permit payments of dividends by the Company’s subsidiaries incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the Company’s subsidiaries incorporated in the PRC are required to annually appropriate 10% of their profit after taxation to the statutory fund reserve (including the general reserve fund and enterprise expansion fund, where appropriate) prior to payment of any dividends, unless such fund has reached 50% of the registered capital of the respective company. Furthermore, registered share capital and capital reserve accounts are also restricted from distribution. As a result of the restrictions described above and elsewhere under PRC laws and regulations, the Company’s subsidiaries incorporated in the PRC are restricted in their ability to transfer a portion of their net assets to the Company in the form of dividends. Furthermore, cash transfers from the Company’s PRC subsidiaries to their parent companies outside of China are subject to PRC government control of currency conversion. Shortages in the availability of foreign currency may temporarily delay the ability of the PRC subsidiaries to remit sufficient foreign currency to pay dividends or other payments to the Company, or otherwise satisfy their foreign currency denominated obligations. The restricted portion amounted to approximately $16,774,079 and $15,241,658 as of December 31, 2025 and 2024, respectively. Except for the above or disclosed elsewhere, there is no other restriction on the use of proceeds generated by the Company’s subsidiaries to satisfy any obligations of the Company.

The Company performed a test on the restricted net assets of its subsidiaries in accordance with Securities and Exchange Commission Regulation S — X Rule 4-08(e)(3), “General Notes to Financial Statements” and concluded that the restricted net assets exceed 25% of the consolidated net assets of the Company as of December 31, 2025 and 2024 and the condensed financial information of the parent company is set out in Note 28.

NOTE 28 — CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

The following condensed financial information of the parent company have been prepared using the same accounting policies as set out in the Company’s consolidated financial statements, except that the parent company’s investment in its subsidiary is presented at cost and such investment is presented on the separate condensed balance sheets of the parent company as “Investment in a subsidiary”.

The parent company is a Cayman Islands company and, therefore, is not subjected to income taxes for all years presented. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted. The footnote disclosures contain supplemental information relating to the operations of the Company and, as such, these statements should be read in conjunction with the notes to the consolidated financial statements of the Company.

As of December 31, 2025 and 2024, there were no material commitments or contingencies, significant provisions for long-term obligations, mandatory dividend or redemption requirements of redeemable shares or guarantees of the Parent Company except for those which have been separately disclosed in the consolidated financial statements, if any.

(a)	Condensed balance sheets

	December 31,		December 31,
	2025		2024
Assets
Current assets:
Cash and cash equivalents	$331,946		$5,019
Due from subsidiaries	649,611		—
Redemption receivable, net	8,222,754		—
Prepayments, deposits and other receivables, net	68,789		—
Deferred offering cost	—		671,321
Total current assets	9,273,100		676,340

Non-current assets:
Investment in a subsidiary	—	*	—	*
Plant and equipment	8,076		—
Operating lease right-of-use assets	217,185		—
Total non-current assets	225,261		—

Total assets	$9,498,361		$676,340

Current liabilities:
Amount due to a subsidiary	$806,594		$176,237
Other payables and accruals	211,475		—
Operating lease liabilities	147,752		—
Total current liabilities	1,165,821		176,237

Non-current liabilities:
Operating lease liabilities	101,677		—
Total non-current liabilities	101,677		—

Total liabilities	$1,267,498		$176,237

Shareholders’ equity:
Ordinary shares, $0.03 (equivalent to HK$0.25) par value, 4,000,000,000 shares authorized, 20,000,000 and 22,690,000 shares issued and outstanding as of December 31, 2025 and 2024, respectively	$727,244		$641,026
Additional paid-in capital	8,295,213		—
Accumulated deficit	(791,594)		(140,923)
Total shareholders’ equity	8,230,863		500,103
Total liabilities and shareholders’ equity	$9,498,361		$676,340

*	Amount less than $1.

(b)	Condensed statements of operations and comprehensive (loss) income

	For the year ended December 31, 2025	For the year ended December 31, 2024	For the year ended December 31, 2023
Operating expenses:
General and administrative expenses	$(918,255)	$(140,942)	$—
Total operating expenses	(918,255)	(140,942)	—

Loss from operations	(918,255)	(140,942)	—

Other income, net	267,584	19	—
Dividend income from subsidiaries	—	3,377,564	247,731
Total other income, net	267,584	3,377,583	247,731

(Loss) income before income taxes	(650,671)	3,236,641	247,731
Income taxes	—	—	—
Net (loss) income and comprehensive (loss) income	$(650,671)	$3,236,641	$247,731

(c)	Condensed statements of cash flows

	For the year ended December 31, 2025	For the year ended December 31, 2024	For the year ended December 31, 2023
Cash flows from operating activities:
Net (loss) income	$(650,671)	$3,236,641	$247,731
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Fair value changes of short-term investments	(318,359)	—	—
Provision for allowance for expected credit losses	54,579	—	—
Expensed deferred listing fee	—	137,596	—
Changes in operating assets and liabilities:	706	—	—
Prepayment, deposit and other receivables, net	(68,789)	—	—
Other payables and accruals	217,383	—	—
Lease liabilities - operating leases	32,244	—	—
Net cash (used in) provided by operating activities	$(732,907)	$3,374,237	$247,731

Cash flows from investing activities
Purchase of short-term investments	$(7,958,974)	$—	$—
Advance to a subsidiary	(649,611)	—	—
Purchase of plant and equipment	(8,782)	—	—
Net cash used in investing activities	$(8,617,367)	$—	$—

Cash flows from financing activities
Issuance of ordinary shares	$—	$—	$641,026
Net proceeds from initial public offering	8,915,989	—	—
Net proceeds from share over-allotment	696,792	—	—
Payment of deferred offering cost	(565,937)	(20,026)	(633,891)
Advance from a subsidiary	630,357	28,372	—
Repayment to a subsidiary	—	—	(7,135)
Dividend paid	—	(3,377,564)	(247,731)
Net cash provided by (used in) financing activities	$9,677,201	$(3,369,218)	$(247,731)

Net increase in cash and cash equivalents	$326,927	$5,019	$—

Cash and cash equivalents at beginning of year	5,019	—	—

Cash and cash equivalents at end of year	$331,946	$5,019	$—