Form 20-F/A
period 2025-12-31
Luda Technology Group Ltd
filed 2026-07-06
CIK 1984124

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No. 2)

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

This Amendment No. 2 to Form 20-F (the “Form 20-F/A”) amends our annual report on Form 20-F for the year ended December 31, 2025 (the “Annual Report”), which was originally filed with the U.S. Securities and Exchange Commission on May 15, 2026, as amended by Amendment No. 1 on Form 20-F/A, as filed with the SEC on June 26, 2026 (“Amendment No. 1”). The Amended Filing is solely to file Exhibit 12.1, the certification of the Principal Executive Officer and Exhibit 12.2, Certification of Principal Financial Officer of the Company required by Rule 13a-14(a).

Except as described above, this Form 20-F/A does not modify, amend or update the Original Filing or Amendment No. 1 (including, without limitation, the financial or other information contained therein). This Form 20-F/A does not reflect any events that have occurred on or after the date of the Original Filing.1

ITEM 19. EXHIBITS

The exhibits filed with this amendment to the annual report are listed in the exhibit index below.

EXHIBIT INDEX

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

Date: July 6, 2026

3